As filed with the Securities and Exchange Commission on January 12, 2018.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARDLYTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7370	26-3039436
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

675 Ponce de Leon Avenue NE, Suite 6000

Atlanta, Georgia 30308

(888) 798-5802

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott D. Grimes

Lynne M. Laube

Cardlytics, Inc.

675 Ponce de Leon Avenue NE, Suite 6000

Atlanta, Georgia 30308

(888) 798-5802

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole C. Brookshire Eric C. Jensen Richard C. Segal Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Kirk L. Somers Cardlytics, Inc. 675 Ponce de Leon Avenue NE, Suite 6000 Atlanta, Georgia 30308 (888) 798-5802	Robert V. Gunderson, Jr. Glen R. Van Ligten Heidi E. Mayon Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, California 94063 (650) 321-2400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐	Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$75,000,000	$9,338

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 12, 2018

PRELIMINARY    PROSPECTUS

                 Shares

Common Stock

We are selling                  shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $        and $        per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “CDLX.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

The underwriters have an option to purchase a maximum of                  additional shares from us solely to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Cardlytics, Inc.
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” beginning on page 160 for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch	J.P. Morgan

Wells Fargo Securities	SunTrust Robinson Humphrey

Raymond James	KeyBanc Capital Markets

The date of this prospectus is                 , 2018

THE **POWER** OF PURCHASE INTELLIGENCE

cardlytics

WITH PURCHASE DATA FROM
+ FINANCIAL
2,000 INSTITUTIONS
WE HAVE A SECURE VIEW INTO WHERE AND WHEN CONSUMERS ARE SPENDING THEIR MONEY
WE ANALYZED
U.S. TRANSACTIONS U.S. SPEND
ACROSS DEBIT, CREDIT, ACH AND BILL PAY IN 2016
FOR EVERY DOLLAR MARKETERS SPENT IN OUR NATIVE CHANNEL IN THE U.S. IN 2016, THEY GENERATED APPROXIMATELY
RETURN ON
AD SPEND (ROAS)(1)
(1) We calculate ROAS by measuring the consumers to whom a Cardlytics Direct marketing incentive was shown via such consumer’s online or mobile banking application or email and who subsequently made an online or in-store purchase from the applicable marketer during the campaign period, regardless of whether such consumer redeemed the incentive, as compared to the amount the marketer spent with us on the campaign.

WE HELP MARKETERS IDENTIFY, REACH, AND INFLUENCE LIKELY BUYERS
BASED ON PURCHASE HISTORY
AND MEASURE THE TRUE SALES IMPACT OF THEIR MARKETING SPEND
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NEW

You should rely only on the information contained in this document and any free writing prospectus we provide to you. We have not and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

DEALER PROSPECTUS DELIVERY OBLIGATION

Through and including                     , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Cardlytics,” “company,” “our,” “us,” and “we” in this prospectus to refer to Cardlytics, Inc. and, where appropriate, our consolidated subsidiaries.

CARDLYTICS, INC.

Overview

Cardlytics makes marketing more relevant and measurable through our purchase intelligence platform. With purchase data from more than 2,000 financial institutions, we have a secure view into where and when consumers are spending their money. By applying advanced analytics to this massive aggregation of purchase data, we make it actionable, helping marketers identify, reach and influence likely buyers at scale, and measure the true sales impact of their marketing spend. This collection of debit, credit, ACH, and bill pay data represented approximately $1.3 trillion in U.S. consumer spend in 2016. In 2016, our platform analyzed over 18.0 billion online and in-store transactions across more than 94.0 million accounts in the United States, representing one in five debit and credit card swipes in the United States.

Our founders understood the value of purchase data and have devoted nearly a decade to engineering a purchase intelligence platform. As former bankers, they recognized that banks and credit unions, which we refer to as financial institutions, or FIs, enable and collect the different types of electronic payments (e.g., debit, credit, bill pay) consumers and businesses use. This was especially crucial as electronic payments were becoming an increasing portion of all consumer spending. With this data distributed across approximately 10,000 FIs in the United States alone, it would need to be aggregated and standardized to provide effective foundational data for marketing technology and analytics. Given their deep insight into FIs’ rigorous security, privacy and regulatory concerns, our founders were well positioned to partner with FIs and architected our platform with their requirements in mind. Today, our platform leverages machine learning and a robust set of algorithms to ingest, process and analyze trillions of dollars of raw purchase data from tens of millions of accounts. As of September 30, 2017, we were a partner to 2,041 FIs, including Bank of America, National Association, or Bank of America; PNC Bank, National Association; Lloyds TSB Bank plc, or Lloyds; and Santander UK plc. Additionally, in the first quarter of 2018, we plan to launch a pilot implementation of Cardlytics Direct with Wells Fargo & Company, or Wells Fargo, directed at Wells Fargo customers located in Miami, Florida, Charlotte, North Carolina and San Francisco, California.

As the amount of revenue that we can generate from marketers with respect to Cardlytics Direct is primarily a function of the number of active users on our FI partners’ digital banking platforms, we believe that the number of monthly active users, or FI MAUs, of any FI partner is indicative of our level of dependence on such FI partner. During 2016 and the nine months ended September 30, 2017, our largest FI partner, Bank of America, contributed approximately 47% and 51% of our total FI MAUs. Lloyds, our largest FI partner in the United Kingdom, contributed approximately 10% and 9% of our total FI MAUs in 2016 and the nine months ended September 30, 2017, respectively. As of September 30, 2017, we had direct contractual relationships with 17 of our FI partners, while our other FI partners became part of our network through bank processors and digital banking providers, such as Digital Insight Corporation, a subsidiary of NCR Corporation, or Digital Insight. Digital Insight contributed approximately 13% and 11% of our total FI MAUs in 2016 and the nine months ended September 30, 2017, respectively.

Our platform helps solve fundamental problems for marketers. Marketers increasingly have access to data on the purchase behavior of their customers in their own stores and websites. However, they lack insight into their customers’ purchase behavior outside of their stores and websites, as well as the purchase behavior of individuals who are not yet customers. The reality is, no matter how robust their own customer data, marketers only see a small portion of their customers’ overall spend—both within and across categories. As a result, it is very difficult for businesses to focus their marketing investments on the most valuable customers. Marketers are also challenged to measure the performance of their marketing. This issue is particularly acute with respect to measuring the impact of marketing on in-store sales, where approximately 92% of consumer spending occurs, according to 2016 U.S. Census data. We believe purchase intelligence is the next disruptive opportunity in marketing and can comprehensively address these challenges. Our purchase intelligence platform is designed to enable marketers to identify, reach and influence likely buyers at scale, and precisely measure how marketing drives sales by “closing the loop”—both online and in-store. We have strong relationships with leading marketers across a variety of industries, including 20 of the top 25 U.S. restaurant chains based on the Nation’s Restaurant News 2016 ranking, 23 of the top 50 U.S. retailers based on the National Retail Federation 2016 ranking, as well as three of the five largest U.S. cable and satellite television providers and three of the four largest U.S. wireless carriers based on 2016 U.S. subscriber counts.

We have proven the power of purchase intelligence with our proprietary native advertising channel, Cardlytics Direct. Approximately 83%, 87% and 92% of our revenue in 2015, 2016 and the nine months ended September 30, 2017, respectively, was derived from sales of Cardlytics Direct. We have created a powerful, highly captive native advertising channel that reaches customers when they are thinking about their finances. By consolidating the largely untapped, high growth digital banking channels of more than 2,000 FIs, Cardlytics Direct enables marketers to reach consumers across these FIs through their online and mobile banking accounts, and increasingly through email and various real-time notifications. Using our purchase intelligence, our platform predicts where FI customers are likely to shop next and then presents them with offers to save money in these categories at a time when they are thinking of their finances. Since Cardlytics Direct reaches consumers in a trusted, uncluttered digital environment, we believe we see higher engagement in our channel. On average, bank customers in our channel logged into their mobile banking accounts 7.7 times per month in 2016. Customers are at least nine times more likely to engage with our marketers’ advertisements as compared to worldwide display digital advertisement click rates, as reported by eMarketer in December 2016. Cardlytics Direct offers compelling benefits to both marketers and FIs:

•	Benefits to Marketers. By leveraging Cardlytics Direct, marketers are able to understand who the most valuable customers are in their category and how effectively they are competing for those customers. Marketers grow their business by reaching customers through trusted banking channels and providing precisely tailored marketing to bring new customers to their business and to get current customers to spend more. In our Cardlytics Direct channel, we deliver strong, guaranteed return on advertising spend, or ROAS. For every dollar marketers spent in our Cardlytics Direct channel in the United States in 2016, they generated an ROAS of approximately $30. We calculate ROAS by measuring the consumers to whom a Cardlytics Direct marketing incentive was shown via such consumer’s online or mobile banking application or email and who subsequently made an online or in-store purchase from the applicable marketer during the campaign period, regardless of whether such consumer redeemed the incentive, as compared to the amount the marketer spent with us on the campaign.

•

Benefits to FIs.  Cardlytics Direct allows customers of our FI partners to receive personalized cash back offers. Since our company’s inception, our FIs’ customers have earned approximately $232 million in aggregate cash back incentives. We believe that these savings drove higher customer retention for our FI partners, as well as increased card spend, engagement, and loyalty for our FI partners in 2016. For the nine months ended September 30, 2017, our FI partners had 53.7 million FI MAUs. Based on aggregated data from approximately 10,000 randomly-selected customers of three of our 10 largest FIs, we calculated that monthly customer attrition was 17% lower on average among redeeming credit and debit card customers over the six-month period following a customer’s first redemption in 2016 as compared to average monthly customer attrition over the same comparison period for non-redeeming customers. In conducting this analysis, we deemed customers who do not have active spend in the applicable account within a given month to have attrited. We also calculated that the monthly card spend increased by 11% on average over the six-month period following a customer’s first redemption in 2016 as compared to the monthly average from the preceding three-month period. In contrast, the monthly card spend of non-redeeming customers over the same comparison periods increased by only 2% on average. Since we share a portion of the revenue that we generate from marketers with FIs, we provide an attractive incremental earnings opportunity. We also enable our FI partners to create competitively differentiated offerings that reinforce their broader strategic goals, including marketing their own products with the same precision targeting available to marketers.

We are extending the power of our platform beyond Cardlytics Direct. As we built scale, we recognized a significant opportunity to extend the impact of our purchase intelligence platform, which we refer to as our Other Platform Solutions. For example, we use purchase intelligence to help marketers measure the impact of marketing campaigns outside of the Cardlytics Direct channel on in-store and online sales. As we have in the past, we plan to continue to work in close collaboration with our FI partners to develop new purchase intelligence based analytic solutions.

We have experienced rapid growth in our revenue since inception. Our revenue, which excludes consumer incentives, was $53.8 million, $77.6 million and $112.8 million, for 2014, 2015 and 2016, respectively, representing a compound annual growth rate of 44.8%. Our revenue for the nine months ended September 30, 2017 was $91.1 million. For 2014, 2015, 2016 and the nine months ended September 30, 2017, our net loss was $38.9 million, $40.6 million, $75.7 million and $15.6 million, respectively. Our historical losses have been driven by our substantial investments in our platform and infrastructure, which we believe will enable us to expand the use of our platform by both FIs and marketers. In 2016, our net loss included a $25.9 million one-time non-cash charge related to the termination of our U.K. agreement with Aimia EMEA Limited and a $10.9 million non-cash charge related to the issuance and change in fair value of convertible promissory notes.

Industry Background

Recent Disruptions in the Marketing Industry

The fundamental imperative for marketers is to determine how, when, and where to spend marketing dollars effectively and to measure the efficacy of, and return on, their marketing investments. In the past 20 years, there have been a series of disruptive innovations impacting how marketers reach and influence likely buyers. The rise of internet-enabled online advertising drastically accelerated the pace of innovation across the marketing landscape. As the internet became mainstream, search-driven advertising brought the ability to more precisely connect marketing to consumer intent. The advent of social media provided marketers with a greater opportunity for consumer engagement and a wealth of additional data about consumer preferences. Each of these innovations has made digital marketing increasingly more effective and efficient than traditional media. As a result, digital media spending is expected to reach $202 billion in 2017, an increase of approximately 13% from $178 billion in 2016, according to MAGNA Global. However, like television and other traditional forms of advertising, these new forms of digital advertising still fail to provide marketers with visibility into whether an advertisement ultimately resulted in an in-store purchase. This information gap is particularly acute since approximately 92% of consumer spending continues to occur in-store. Marketers remain unable to close the last mile and comprehensively understand how marketing impacts actual in-store and online consumer purchases.

Challenges to Efficient and Effective Marketing

The fundamental challenges faced by marketers include:

•	Imprecise Targeting Across Media Channels. Targeting based only on online behavior and demographic and behavioral data fails to capture important differences among consumers who may appear to be similar on the surface, but actually have drastically different interests and purchasing patterns.

•	Inability to Measure Efficacy and Ensure ROAS. Marketers are under immense pressure to show that their investments are creating value for their organizations. However, due to the fact that substantially all retail purchasing continues to occur in-store, it is difficult to calculate ROAS accurately because marketers cannot comprehensively connect online or offline marketing campaigns to in-store purchases.

•	Narrow View of Existing and Potential Customers. Marketers today increasingly have access to data on the purchase behavior of their customers in their stores and on their websites. However, they lack insight into these customers’ overall purchasing patterns outside of their stores and websites and the purchasing behavior of other likely buyers who are not yet customers.

Purchase Intelligence: The Next Disruptive Opportunity

We believe that purchase intelligence is the next disruptive opportunity in marketing. Aggregated consumer spending data analyzed with advanced analytics has the potential to make all marketing more relevant and measurable if it can be effectively analyzed and leveraged to help predict and measure future buying behavior, both in-store and online.

Massive and Fragmented Source of Purchase Data and Consumer Connectivity

We believe that FIs are a crucial source of purchase data and have a valuable, direct touchpoint with consumers. Over the past decade, the volume of consumer purchase data held by FIs has significantly increased. Today, more than 70% of U.S. consumer payments are electronic—debit card, credit card, ACH or bill pay—and this percentage is projected to continue to increase, according to The Nilson Report’s 2016 findings. These electronic transactions produce an immense amount of consumer purchase data, which can provide valuable insights on where and when consumers choose to shop, how frequently they shop at a particular store, and how much they spend within and across retail categories. More importantly, nearly 60% of electronic spending is in the form of debit and other non-credit transactions, and growth of these types of transactions is expected to be significant through 2020, according to The Nilson Report.

For purchase intelligence to be actionable, purchase data must be connected to the consumer through electronic touchpoints. FIs have uniquely reliable consumer touchpoints. Instead of walking into a branch, over 70% of consumers in 2015 managed some or all of their banking via digital channels, according to a 2016 survey by the Federal Reserve Bank. FIs’ touchpoints do not face the same issues as other digital channels. Consumers interact with FIs via authenticated online or mobile applications that are protected with state-of-the-art security.

Market Forces in the Banking Industry

While FIs play an important role in securely maintaining purchase data, market forces have only recently aligned to create incentives for FIs to leverage this data for the benefit of marketers. FIs operate in an increasingly regulated and competitive environment. Further, the rising popularity of alternative banking solutions and the emergence of non-banking players in the areas of lending and electronic payments increasingly threaten to disintermediate traditional FIs from their customers. These trends have keenly focused FIs on finding ways to engage customers and strengthen customer loyalty. Despite these incentives, FIs typically lack the specialized technological expertise, scale and visibility outside of their own customer bases to analyze and effectively leverage purchase data. As such, although purchase data from any single FI and access to that institution’s customer base may be very useful to marketers, aggregated purchase data across a meaningful portion of the fragmented banking landscape from a variety of electronic payment channels holds significantly greater value.

Challenges to Effective Purchase Data Aggregation

The challenges to effective aggregation of purchase data include:

•	Lack of Scale. Purchase data resides with approximately 10,000 FIs in the United States alone. To understand a consumer’s spending, marketers require an expansive view across the payment landscape, including debit card, credit card, bill pay and ACH, that no single FI is able to provide.

•	Fragmented Touchpoints. As with purchase data, FI digital touchpoints are spread across thousands of disparate institutions. Further, FIs generally lack the technology to connect purchase data to their customers’ online, mobile and television presences.

•	Privacy and Regulatory Concerns. FIs are highly regulated and are under strict obligations to safeguard their customers’ personal data. To be viable, any data aggregation strategy must navigate the complex privacy and regulatory compliance concerns and obligations of FIs.

•	Need to Create Uniformity Across Complex and Varied Data Sets. Each FI captures and retains data differently and the underlying data is itself dynamic. As a result, sophisticated algorithms and analytics are required to make the complex web of purchase data meaningful and actionable for marketers.

To unlock the value of the FIs’ purchase data, we believe that there is a significant need for a trusted third party to serve as the nexus for purchase data aggregation and analytics.

Market Opportunity

Our platform solves fundamental problems for the marketing industry by utilizing proprietary purchase intelligence. The native bank advertising market was estimated to be approximately $11 billion in the United States in 2016, according to Frost & Sullivan in a study commissioned by us.

We believe that Cardlytics Direct is a leading native bank advertising solution addressing this market.

Key Benefits of Our Platform

We make marketing more relevant and measurable through our purchase intelligence platform while simultaneously driving customer engagement and loyalty for FIs.

Key benefits to marketers:

•	Comprehensive View of Consumer Behavior. We leverage the power of our platform to provide marketers with valuable insights into the preferences of their actual or potential customers both within and outside the context of a marketing campaign. We build on the insight marketers have today—how their customers are spending in their own stores and websites—with our insight into how their customers are spending elsewhere.

•	Precise Targeting in a Captive Channel. With access to consumers’ aggregate purchase data at particular FIs, not just their spending with a single marketer, we enable marketers to identify, reach and influence likely buyers in the highly captive native bank advertising channel. With our purchase intelligence, marketers can reach the right consumer, at the right time, in this channel with a relevant message.

•	Accurate Measurement of Marketing’s Impact on Sales. We measure the impact of marketing efforts by analyzing actual purchase data—both online and in-store. This enables us to determine the actual return on advertising spend from marketing campaigns within and outside Cardlytics Direct and helps marketers optimize ongoing and future campaigns.

•	Compelling Return on Advertising Spend. For every dollar marketers spent in our Cardlytics Direct channel in the United States in 2016, they generated an ROAS of approximately $30.

Key benefits to FIs:

•	Cash Back Incentives to FI Customers. Cardlytics Direct allows customers of our FI partners to receive personalized offers and cash back rewards. Our FIs’ customers have earned approximately $232 million in aggregate cash back incentives to date, and we believe that these savings drive increased customer engagement and loyalty.

•	Higher Customer Retention and Brand Loyalty. We believe FIs on our platform see reduced account attrition rates. Based on aggregated data from approximately 10,000 randomly-selected customers of three of our 10 largest FIs, we calculated that monthly customer attrition was 17% lower on average among redeeming credit and debit card customers over the six-month period following a customer’s first redemption in 2016 as compared to average monthly customer attrition over the same comparison period for non-redeeming customers. See page 2 above for further information on this calculation.

•	Increased Card Spend and Engagement. Our platform provides FIs with a cash-back program that incentivizes their customers to use their cards more frequently. Based on aggregated data from approximately 10,000 randomly-selected customers of three of our 10 largest FIs, we calculated that monthly card spend increased by 11% on average over the six-month period following a customer’s first redemption in 2016 as compared to the monthly average from the preceding three-month period. In contrast, the monthly card spend of non-redeeming customers over the same comparison periods increased by only 2% on average.

•	New Economics to FIs. Because we share a portion of the revenue that we generate from marketers with FIs, we also provide FIs with an attractive incremental revenue opportunity.

•	Support for FI Marketing and Business Initiatives. We believe that we enable our FI partners to create competitively differentiated offerings that reinforce their broader strategic goals, including marketing their own products—such as mortgages, car loans or 529 plans—directly to customers with the same precision targeting available to marketers.

Competitive Strengths

We make marketing more relevant and measurable through our purchase intelligence platform. We believe that the following strengths provide us with competitive advantages:

•	Deeply Embedded with FIs. We have partnered with over 2,000 FIs and no FI partner with which we contract directly has unilaterally terminated its use of our platform.

•	Our Proprietary Consumer Touchpoints. With all of our FI partners, we enable marketers to reach consumers in a captive, largely untapped and digitally engaging environment, when they are thinking about their finances.

•	Massive Reach Informed by Purchase Intelligence. Our platform aggregated and analyzed approximately $1.3 trillion in U.S. purchase data in 2016 across stores, retail categories and geographies, both online and in-store, representing over 18.0 billion transactions across more than 94.0 million accounts in the United States. These types of transactions represented approximately 40% of all U.S. consumer spending in 2016, based on a 2016 study from The Nilson Report.

•	Significant Scale with Marketers and Compelling ROAS. We work with companies across a variety of industries. By serving these marketers at scale, we have developed deep insight into consumer behavior, which has allowed us to optimize how we reach and influence likely buyers. For every dollar marketers spent in our Cardlytics Direct channel in the United States in 2016, they generated an average of approximately $30 of ROAS.

•	Powerful, Self-Reinforcing Network Effects. We see significant network effects within Cardlytics Direct. By adding new marketers and increasing the potential incentives provided to our FIs’ customers, we are able to increase engagement within our FIs’ digital banking channels. This, in turn, attracts more FIs to our platform, adding to our scale, and making our platform more valuable to marketers.

•	Ability to Improve Marketing. Consumers spend 92% of their purchase dollars in physical stores and digital marketers have long sought efficient and effective ways to understand online-to-offline attribution. We enable marketers to leverage purchase intelligence to better understand their customers and potential customers. In addition to reaching consumers through our proprietary Cardlytics Direct channel, we use purchase intelligence to help marketers measure the impact of marketing campaigns outside of the Cardlytics Direct channel on in-store and online sales.

•	Proprietary Technology Architecture and Advanced Analytics Capabilities. We have designed our purchase intelligence platform to protect highly sensitive first-party data. Our proprietary, distributed architecture helps facilitate both the effective delivery of our solutions and the protection of our FI customers’ personally identifiable information, or PII. No PII is shared by the FIs with Cardlytics.

•	World-Class Management Team with Unique Combination of Backgrounds and Experiences. Our team’s extensive experience across banking, technology and marketing is invaluable in our ability to forge relationships with financial and marketing partners, and understand the technical complexities inherent in building a platform that is transforming and disrupting the marketing industry.

Our Growth Strategies

The principal components of our strategy include the following:

•	Grow Our Cardlytics Direct Business with Marketers. We intend to continue to expand our sales and marketing efforts to grow our Cardlytics Direct business with existing marketers and attract new brands, retailers and service providers.

•	Drive Growth through Existing FI Partners. We intend to drive revenue growth by continuing to increase customer adoption and improve the effectiveness of FIs’ digital channels.

•	Expand our Network of FI Partners. We will continue to focus on growing our network of FI partners by integrating directly with large regional and national banks and by reselling our solution through financial processors and payment networks.

•	Grow Our Platform Through Integrations with Partners. We intend to continue to partner with other media platforms, marketing technology providers and marketing agencies that can utilize our platform to serve a broad array of customers.

•	Continue to Innovate and Evolve Our Platform. As we continue to grow our data asset and enhance our platform, we are developing new solutions and increasingly sophisticated analytical capabilities.

Selected Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We may not be able to sustain our revenue growth rate in the future.

•	We are dependent upon our Cardlytics Direct solution.

•	We are substantially reliant on Bank of America and a limited number of other FI partners.

•	We do not have direct contractual relationships with a substantial majority of our FI partners, which became part of our network through bank processors and digital banking providers.

•	Our quarterly operating results may vary from period to period, which could result in our failure to meet expectations with respect to operating results and cause the trading price of our stock to decline.

•	We have a short operating history, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•	Our future success will depend, in part, on our ability to expand demand for our Other Platform Solutions, which are dependent upon our FI partners allowing us to utilize their purchase data for such solutions.

•	Our business could be adversely affected if marketers or their agencies are not satisfied with our solutions or our systems and infrastructure fail to meet their needs.

•	We generally do not have long-term commitments from marketers, and if we are unable to retain and increase sales of our solutions to marketers and their agencies or attract new marketers and their agencies, our business, financial condition and operating results would be adversely affected.

•	We operate in an emerging industry and future demand and market acceptance for our solutions is uncertain.

•	The market in which we participate is competitive and we may not be able to compete successfully with our current or future competitors.

•	Regulatory, legislative or self-regulatory developments regarding internet privacy matters could adversely affect our ability to conduct our business.

•	Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm our business, financial condition and operating results.

•	Our existing directors, executive officers and holders of 5% or more of our outstanding common stock, together with their affiliates, will beneficially own % of the voting power of our outstanding capital stock after the completion of this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. This concentration of ownership may prevent new investors from influencing significant corporate decisions.

Corporate Information

Cardlytics, Inc. was initially incorporated under the laws of the State of Delaware in June 2008.

Our principal executive offices are located at 675 Ponce de Leon Avenue NE, Suite 6000, Atlanta, Georgia 30308. Our telephone number is (888) 798-5802. Our website address is www.cardlytics.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“Cardlytics,” the Cardlytics logo and other trademarks or service marks of Cardlytics, Inc. appearing in this prospectus are the property of Cardlytics, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. We have also elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

The Offering

Common stock offered by Cardlytics	shares

Total common stock to be outstanding after this offering	shares

Over-allotment option offered by Cardlytics	shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriter discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. We expect to use the net proceeds of this offering for working capital and other general corporate purposes. We may use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. These expectations are subject to change. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market Symbol	“CDLX”

The number of shares of our common stock that will be outstanding after this offering is based on                        shares of common stock outstanding as of September 30, 2017, and excludes:

•	10,130,793 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2017, at a weighted-average exercise price of $4.61 per share;

•	440,616 shares of redeemable convertible preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2017, at a weighted average exercise price of $3.04 per share, which warrants will become exercisable for shares of common stock upon the completion of this offering;

•	2,401,945 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2017, at a weighted-average exercise price of $2.03 per share;

•	2,577,465 shares of common stock issuable upon the exercise of performance-based warrants outstanding as of September 30, 2017, with milestones that will be deemed to be achieved upon completion of this offering and with an exercise price of $5.91 per share;

•	shares of common stock issuable upon exercise of warrants issued in connection with our Series G preferred stock financing outstanding as of September 30, 2017, at an exercise price of $0.0001 per share, with the actual number of shares issuable upon exercise of such warrants being equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price, which warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company;

•	1,188,092 shares of common stock reserved for issuance under our 2008 Stock Plan, which shares will cease to be available for issuance at the time our 2018 Equity Incentive Plan becomes effective;

•	shares of our common stock reserved for future issuance pursuant to our 2018 Equity Incentive Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion of all of our outstanding shares of our redeemable convertible preferred stock into an aggregate of 42,573,435 shares of our common stock immediately prior to the closing of this offering;

•	the issuance of 149,679 shares of common stock to certain of our executive officers and key employees upon the automatic settlement of outstanding restricted securities units, which are referred to in this prospectus as the Management Conversion Shares;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding options or warrants after September 30, 2017;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock; and

•	a one-for- reverse stock split of our common stock effected on .

Summary Consolidated Financial and Other Data

We derived the summary consolidated statements of operations data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended September 30, 2016 and 2017 and the summary consolidated balance sheet as of September 30, 2017 from the unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2017.

When you read this summary consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016		2016	2017
	(in thousands, except per share data)
Condensed Consolidated Statement of Operations:
Revenue	$77,634		$112,821	$76,400		$91,099
Costs and expenses:
FI Share and other third-party costs	47,691		66,285	44,986		50,886
Delivery costs(1)	4,803		6,127	4,729		5,095
Sales and marketing expense(1)	32,784		31,261	22,850		23,454
Research and development expense(1)	11,604		13,902	11,101		9,527
General and administrative expense(1)	18,197		21,355	16,240		14,738
Depreciation and amortization expense	2,194		4,219	3,432		2,303
Termination of U.K. agreement expense	—		25,904	25,904		—

Total costs and expenses	117,273		169,053	129,242		106,003

Operating loss	(39,639)		(56,232)	(52,842)		(14,904)

Interest expense, net	(1,484)		(6,170)	(3,623)		(6,427)
Change in fair value of warrant liability	914		(32)	639		(412)
Change in fair value of convertible promissory notes	—		(786)	(819)		(1,244)
Change in fair value of convertible promissory notes—related parties	—		(10,091)	(10,280)		6,213
Other income (expense), net	(432)		(2,385)	(1,726)		1,189

Loss before income taxes	(40,641)		(75,696)	(68,651)		(15,585)
Income tax benefit	16		—	—		—

Net loss	$(40,625)		$(75,696)	$(68,651)		$(15,585)

Adjustments to the carrying value of redeemable convertible preferred stock	(1,001)		(982)	(741)		(5,383)

Net loss attributable to common stockholders	$(41,626)		$(76,678)	$(69,392)		$(20,968)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(4.98)		$(8.12)	$(7.58)		$(1.67)

Weighted-average common shares outstanding, basic and diluted	8,363		9,446	9,150		12,559

Pro forma per share attributable to common stockholders, basic and diluted(3)		$			$

Pro forma weighted-average common shares outstanding, basic and diluted(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands)
Stock-based compensation expense:
Delivery costs	$97	$96	$68	$146
Sales and marketing expense	1,015	1,153	826	1,390
Research and development expense	386	574	419	691
General and administrative expense	955	1,624	928	1,480

Total stock-based compensation expense	$2,453	$3,447	$2,241	$3,707

(2)	See note (14) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(3)	Pro forma basic and diluted net loss per share represents pro forma net loss divided by the pro forma weighted-average shares of common stock outstanding. The pro forma net loss per share for the year ended December 31, 2016 and the nine months ended September 30, 2017 assumes (1) the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of December 31, 2016 and September 30, 2017, respectively, into common stock immediately prior to the closing of this offering and (2) the issuance of 149,679 Management Conversion Shares in full satisfaction of our obligations to certain of our executive officers and key employees pursuant to outstanding restricted securities units. See note (14) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of pro forma net loss per share attributable to common stockholders.

	As of September 30, 2017
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,186	$	$
Accounts receivable, net	38,060
Working capital(4)	37,963
Total assets	93,415
Total debt	55,513
Total liabilities	102,587
Redeemable convertible preferred stock	196,077	—
Warrant liability	10,061	—
Additional paid-in capital	57,979
Accumulated deficit	(264,389)
Total stockholders’ (deficit) equity	(205,249)

(1) Pro forma consolidated balance sheet data reflects (1) the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of September 30, 2017 into common stock immediately prior to the closing of this offering, (2) the reclassification to stockholders’ (deficit) equity of our redeemable convertible preferred stock warrant liability in connection with the conversion of our outstanding redeemable convertible preferred stock warrants into common stock warrants, (3) the issuance of 149,679 Management Conversion Shares in full satisfaction of our obligations to certain of our executive officers and key employees pursuant to outstanding restricted securities units and (4) the impact of the vesting, upon the completion of this offering, of outstanding performance-based warrants to purchase shares of our common stock held by certain of our FI partners.

(2) Pro forma as adjusted consolidated balance sheet data reflects (1) the pro forma items described immediately above and (2) our sale of              shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by approximately $        million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions payable by us.

(4) We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Non-GAAP Measures and Other Performance Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. For a description of how we calculate these financial and operating metrics as well as their uses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Metrics.”

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands, except ARPU) (in dollars, except MAU)
FI monthly active users (FI MAU)(1)	38,957	43,927	42,733	53,694
Average revenue per user (ARPU)(2)	1.65	2.23	1.54	1.56
Adjusted contribution(3)	29,943	46,536	31,414	40,213
Adjusted EBITDA(4)	(34,774)	(17,046)	(16,884)	(7,665)

(1) We define FI monthly active users, or FI MAUs, as unique customers of our FI partners that logged in and visited the online or mobile banking applications of, or opened an email from, our FI partners during a monthly period. We then calculate a monthly average of FI MAUs for the periods presented above. We believe that FI MAUs is an indicator of our and our FI partners’ ability to drive engagement with Cardlytics Direct and is reflective of the marketing base that we offer to marketers through Cardlytics Direct.

(2) We define average revenue per user, or ARPU, as the total GAAP Cardlytics Direct revenue generated in the applicable period, divided by the average number of FI MAUs in the applicable period. We believe that ARPU is an indicator of the value of our relationships with our FI partners with respect to Cardlytics Direct.

(3) Adjusted contribution represents our revenue less our FI Share and other third-party costs. We review adjusted contribution for internal management purposes and believe that the elimination of our primary cost of revenue, FI Share and other third-party costs, can provide a useful measure for period-to-period comparisons of our core business. More specifically, we report our revenue gross of FI Share and other third-party costs, but net of any consumer incentives that we pay to our FIs’ customers. Adjusted contribution is not a measure calculated in accordance with GAAP. We believe that adjusted contribution provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Nevertheless, our use of adjusted contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. See note (15) to our consolidated financial statements appearing elsewhere in this prospectus for further details on our use of adjusted contribution in our financial reporting and operating segments. Other companies, including companies in our industry that have similar business arrangements, may address the impact of FI Share and other third-party costs differently. You should consider adjusted contribution alongside our other GAAP financial results. The following table presents a reconciliation of adjusted contribution to revenue, the most directly comparable GAAP measure, for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands)
Revenue	$77,634	$112,821	$76,400	$91,099
Minus: FI Share and other third-party costs	47,691	66,285	44,986	50,886

Adjusted contribution	$29,943	$46,536	$31,414	$40,213

(4) Adjusted EBITDA represents our net loss before income tax benefit; interest expense, net; depreciation and amortization; stock-based compensation expense; change in fair value of warrant liability; change in fair value of convertible promissory notes; foreign currency (gain) loss; loss on extinguishment of debt; costs associated with financing events; restructuring costs; amortization and impairment of deferred FI implementation costs; and termination of U.K. agreement expense. We do not consider these excluded items to be indicative of our core operating performance. The items that are non-cash include change in fair value of warrant liability, change in fair value of convertible promissory notes, foreign currency (gain) loss, amortization of FI implementation costs, depreciation and amortization expense and stock-based compensation expense. Adjusted EBITDA is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding the allocation of capital and invest in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with GAAP.

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are: (1) adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (2) adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation; (3) adjusted EBITDA does not reflect tax payments or receipts that may represent a reduction or increase in cash available to us and (4) other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces the usefulness of the metric as a comparative measure. Because of these and other limitations, you should consider adjusted EBITDA alongside our net loss and other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP measure, for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands)
Net loss	$(40,625)	$(75,696)	$(68,651)	$(15,585)
Plus:
Income tax benefit	(16)	—	—	—
Interest expense, net	1,484	6,170	3,623	6,427
Depreciation and amortization	2,194	4,219	3,432	2,303
Stock-based compensation expense	2,453	3,447	2,241	3,707
Change in fair value of warrant liability	(914)	32	(639)	412
Change in fair value of convertible promissory notes	—	10,877	11,099	(4,969)
Foreign currency (gain) loss	440	1,926	1,270	(1,200)
Loss on extinguishment of debt	—	462	462	—
Costs associated with financing events	—	2,632	2,632	129
Restructuring costs	—	1,291	1,284	—
Amortization and impairment of deferred FI implementation costs	210	1,690	499	1,110
Termination of U.K. agreement expense	—	25,904	25,904	—

Adjusted EBITDA	$(34,774)	$(17,046)	$(16,844)	$(7,665)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We may not be able to sustain our revenue growth rate in the future.

Our revenue increased by 45% from $77.6 million in 2015 to $112.8 million in 2016 and 19% from $76.4 million in the nine months ended September 30, 2016 to $91.1 million in the nine months ended September 30, 2017. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of factors, which may include slowing demand for our solutions, increasing competition, decreasing growth of our overall market, our inability to engage and retain a sufficient number of marketers or banks and credit unions, which we refer to as financial institutions or FIs, or our failure, for any reason, to capitalize on growth opportunities. If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult for us to achieve and maintain profitability.

We are dependent upon our Cardlytics Direct solution.

We have historically derived substantially all of our revenue from our Cardlytics Direct solution, our proprietary native bank advertising channel, and expect to continue to derive substantially all of our future revenue from sales of Cardlytics Direct for the foreseeable future. Approximately 83%, 87% and 92% of our revenue in 2015, 2016 and the nine months ended September 30, 2017, respectively, was derived from sales of Cardlytics Direct. Revenue from our Other Platform Solutions, where we use purchase intelligence outside of the native bank advertising channel, was approximately $13.2 million, $15.0 million and $7.5 million in 2015, 2016 and the nine months ended September 30, 2017, respectively. Substantially all of our total Other Platform Solutions revenue in each of these periods was derived from sales of our Other Platform Solutions delivered as a managed service, which we discontinued as of July 31, 2017. Given that we are now focusing our efforts on more nascent Other Platform Solutions, we do not expect to generate substantial revenue from Other Platform Solutions for the foreseeable future. Accordingly, our total revenue may decline in future periods if we are unable to generate sufficient offsetting revenue from sales of Cardlytics Direct. Our operating results could also suffer due to:

•	lack of continued participation by FI partners in our FI network or our failure to attract new FI partners;

•	failure by our FI partners to increase engagement with our solutions within their customer bases, improve their customers’ user experience, increase customer awareness, leverage additional customer outreach channels like email or otherwise promote our incentive programs on their websites and mobile applications, including by making the programs difficult to access or otherwise diminishing their prominence;

•	our failure to offer compelling incentives to our FIs’ customers;

•	any decline in demand for our Cardlytics Direct solution by marketers or their agencies;

•	the introduction by competitors of products and technologies that serve as a replacement or substitute for, or represent an improvement over, Cardlytics Direct;

•	FIs developing their own technology to support purchase intelligence marketing or other incentive programs;

•	technological innovations or new standards that our Cardlytics Direct solution does not address; and

•	sensitivity to current or future prices offered by us or competing solutions.

In addition, we are required to pay consumers incentives with respect to a majority of our Cardlytics Direct marketing campaigns regardless of whether the amount of such consumer incentives exceeds the amount of billings that we are paid by the applicable marketer. Further, we are often required to pay such consumers incentives before we receive payment from the applicable marketer. Accordingly, to the extent that the amount of consumer incentives that we are required to pay materially exceeds the billings that we receive or we encounter any significant failure to ultimately collect payment, our business, financial condition and operating results could be adversely affected.

If we are unable to grow our revenue from sales of our other solutions or if we fail to increase sales of our Cardlytics Direct solution, our business and operating results would be harmed.

We are substantially dependent on Bank of America, National Association, or Bank of America, and a limited number of other FI partners.

Our business is substantially dependent on Bank of America and a limited number of other FI partners. We require participation from our FI partners in Cardlytics Direct and access to their purchase data in order to offer our solutions to marketers and their agencies. We must have FI partners with a sufficient number of customers and levels of customer engagement to ensure that we have robust purchase data and marketing space to support a broad array of incentive programs for marketers. As the amount of revenue that we can generate from marketers with respect to Cardlytics Direct is primarily a function of the number of active users on our FI partners’ digital banking platforms, we believe that the number of monthly active users, or FI MAUs, of any FI partner is indicative of our level of dependence on such FI partner. During 2015, 2016 and the nine months ended September 30, 2017, our largest FI partner, Bank of America, contributed approximately 50%, 47% and 51% of our total FI MAUs, respectively. Lloyds TSB Bank plc, or Lloyds, our largest FI partner in the United Kingdom, contributed approximately 9%, 10% and 9% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively. Digital Insight Corporation, a subsidiary of NCR Corporation, or Digital Insight, contributed approximately 15%, 13% and 11% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively. We anticipate that Bank of America, Lloyds and Digital Insight will contribute a significant portion of our total FI MAUs for the foreseeable future.

In addition, we pay our FI partners an FI Share, which is a negotiated and fixed percentage of our billings to marketers less any consumer incentives that we pay to the FIs’ customers and certain third-party data costs. During 2015, 2016 and the nine months ended September 30, 2017, Bank of America accounted for 63%, 64% and 63% of the total FI Share we paid to all FIs, respectively. Lloyds accounted for 11%, 10% and 11% of the total FI Share we paid to all FIs in 2015, 2016 and the nine months ended September 30, 2017, respectively, and Digital Insight accounted for approximately 10%, 9% and 7% of the total FI Share we paid to all FIs in 2015, 2016 and the nine months ended September 30, 2017, respectively. We anticipate that Bank of America, Lloyds and Digital Insight will continue to receive a significant portion of our FI Share for the foreseeable future and the loss of Bank of America, Lloyds, Digital Insight or any other significant FI partner would significantly harm our business, results of operations and financial conditions.

Our agreements with a substantial majority of our FI partners, including Bank of America, Lloyds and Digital Insight have three to five year terms but are terminable by the FI partner on 90 days or less prior notice. If an FI partner terminates its agreement with us, we would lose that FI as a source of purchase data and online banking customers. In addition, even if our FI partners continued to work with us relating to Cardlytics Direct, our FI partners generally have the ability to cease providing us purchase data or limit the way in which we may potentially use their data outside of the Cardlytics Direct channel at any time since our contracts with our partners do not include any binding commitments to continue to provide purchase data to us for use outside their respective native bank advertising channel. Our FI partners may elect to withhold from us or limit the use of their purchase data for many reasons, including:

•	a change in the business strategy;

•	if there is a competitive reason to do so;

•	if new technical requirements arise;

•	consumer concern over use of purchase data;

•	if they choose to develop and use in-house solutions or use a competitive solution in lieu of our solutions; and

•	if legislation is passed restricting the dissemination, or our use, of the data that is currently provided to us or if judicial interpretations result in similar limitations.

To the extent that we breach or are alleged to have breached the terms of our agreement with any FI partner, or a disagreement arises with an FI partner regarding the interpretation of our contractual arrangements, which has occurred in the past with respect to Bank of America (although Bank of America granted us a waiver) and may occur again in the future, such FI partner may be more likely to cease providing us data or to terminate its agreement with us. The loss of Bank of America, Lloyds, Digital Insight or any other significant FI partner would significantly harm our business, results of operations and financial conditions.

We do not have direct contractual relationships with a substantial majority of our FI partners.

As of September 30, 2017, we had a network of 2,041 FI partners, but only had direct contractual relationships with 17 of these FI partners. Our other FI partners became part of our network through bank processors and digital banking providers, such as Digital Insight and Fidelity Information Services, LLC, or FIS. While FI partners that were part of our network through our relationships with Digital Insight and FIS contributed approximately 12% of our total number of FI MAUs for the nine months ended September 30, 2017, these indirect FI partners represented substantially all of our total FI partners as of September 30, 2017. These indirect FI partners may terminate their relationships with these bank processors or digital banking providers, thereby indirectly terminating their relationships with us, independent of the actual or perceived value of our solutions to them.

Wells Fargo is planning to test a pilot of Cardlytics Direct in certain cities and may not elect to fully implement Cardlytics Direct on a national basis or at all.

In the first quarter of 2018, we plan to launch a pilot of Cardlytics Direct with Wells Fargo & Company, or Wells Fargo, directed at Wells Fargo customers located only in Miami, Florida, Charlotte, North Carolina and San Francisco, California. The pilot will be a test of an implementation that is limited to emailing offers to Wells Fargo customers in these cities and making those offers available in the Wells Fargo Wallet application. Since this will only be a test, Wells Fargo may not elect to implement Cardlytics Direct throughout the entire United States or at all. If Wells Fargo does not elect to launch Cardlytics Direct on a national basis, our business, financial condition and operating results could be harmed. Further, if Wells Fargo decides on a full roll-out of Cardlytics Direct, the timing cannot be predicted.

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

As of September 30, 2017, our total indebtedness was approximately $55.5 million. In July 2016, we entered into a credit agreement, or the Term Loan, with National Electrical Benefit Fund as lender and Columbia Partners, L.L.C as investment manager. In September 2016, we entered into a loan and security agreement, or the Line of Credit, with Ally Bank and Pacific Western Bank. As of September 30, 2017 there was approximately $32.1 million and $24.5 million outstanding under the Term Loan and the Line of Credit, respectively.

Our Term Loan and our Line of Credit, or collectively, the Credit Facilities, are secured by substantially all of our assets. Our Credit Facilities require us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur or guarantee indebtedness;

•	sell or encumber certain assets;

•	pay dividends or make other distributions to holders of our capital stock, including by way of certain stock buybacks;

•	make specified investments;

•	engage in different lines of business;

•	change certain key management personnel; and

•	engage in certain transactions with our affiliates.

We are also required under the Credit Facilities to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we may not meet those ratios and tests. These covenants may make it difficult to operate our business. A failure by us to comply with the covenants or financial ratios contained in our Credit Facilities could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, including the occurrence of a material adverse change, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our Credit Facilities. If the indebtedness under our Credit Facilities were to be accelerated, our future financial condition could be materially adversely affected.

We may incur additional indebtedness in the future. The instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against any collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation.

If we fail to generate sufficient revenue to offset our contractual commitments to FIs, our business, results of operations and financial conditions could be harmed.

We have a minimum FI Share commitment with a certain FI partner totaling $10.0 million over a 12-month period following completion of certain milestones. In 2017, we paid certain of our FI partners an aggregate of approximately $2.6 million related to 2016 FI Share commitments in excess of the amount of FI Share otherwise payable to such FI partners in the absence of such commitments, and it is possible that we may be required to fund similar shortfalls in future periods. In certain cases, we are also responsible for funding certain development costs for user interface enhancements and implementation costs on behalf of FIs. Such development and implementation cost commitments total $12.1 million in 2017 and $9.3 million in 2018. These agreements allow for a total $4.4 million, $5.0 million and $5.0 million to be reimbursed to us through future reductions to FI Share over the course of 2017, 2018 and 2019, respectively. To the extent that we are unable to generate revenue from marketers sufficient to offset these FI Share commitments and other obligations, our business, results of operations and financial conditions could be harmed.

If we fail to attract new FI partners or maintain our relationships with bank processors and digital banking providers, we may not be able to sufficiently grow our revenue, which could significantly harm our business, results of operations and financial condition.

Our ability to grow our revenue depends on our ability to attract new FI partners. A significant percentage of consumer credit and debit card spending is concentrated with the 15 largest FIs in the United States, four of which are currently part of our FI network, while the balance of card spending is spread across thousands of smaller FIs. Accordingly, our ability to efficiently grow our revenue will specifically depend on our ability to establish relationships with the large FIs that are not currently part of our network and to maintain our relationships with the large FIs that are currently part of our network. In addition, we must continue to maintain our relationships with our existing bank processor and digital banking provider partners and attract new such partners because these partners aggregate smaller FIs into our network. We have in the past and may in the future be unsuccessful in attempts to establish and maintain relationships with large FIs, bank processors and digital banking providers. If we are unable to attract new FI partners, maintain our relationships with our existing bank processor and digital banking provider partners or attract new bank processor and digital provider partners, our business, results of operations and financial condition would be significantly harmed and we may fail to capture a material portion of the native bank advertising market opportunity.

Our quarterly operating results may vary from period to period, which could result in our failure to meet expectations with respect to operating results and cause the trading price of our stock to decline.

Our operating results have historically fluctuated and our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. Period-to-period comparisons of our operating results should not be relied upon as an indication of our future performance. Given our relatively short operating history and the rapidly evolving purchase intelligence industry, our historical operating results may not be useful in predicting our future operating results.

Factors that may impact our quarterly operating results include the factors set forth in this “Risk Factors” section, as well as the following:

•	our ability to attract and retain marketers, FI partners, bank processors and digital banking providers;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, particularly with respect to our efforts to attract new FI partners to our network;

•	the revenue mix between Cardlytics Direct and Other Platform Solutions, as well as between revenue generated from our operations in the United States and United Kingdom;

•	changes in the economic prospects of marketers, the industries or verticals that we primarily serve, or the economy generally, which could alter marketers’ spending priorities or budgets;

•	the termination or alteration of relationships with our FI partners in a manner that impacts ongoing or future marketing campaigns;

•	the amount and timing of expenses required to grow our business, including the timing of our payments of FI Share and FI Share commitments as compared to the timing of our receipt of payments from our marketers;

•	changes in demand for our solutions or similar solutions;

•	seasonal trends in the marketing industry, including concentration of marketer spend in the fourth quarter of the calendar year and declines in marketer spend in the first quarter of the calendar year;

•	competitive market position, including changes in the pricing policies of our competitors;

•	exposure related to our international operations and foreign currency exchange rates;

•	expenses associated with items such as litigation, regulatory changes, cyber-attacks or security breaches;

•	the introduction of new technologies, products or solution offerings by competitors; and

•	costs related to acquisitions of other businesses or technologies.

Each factor above or discussed elsewhere in this prospectus or the cumulative effect of some of these factors may result in fluctuations in our operating results. This variability and unpredictability could result in our failure to meet expectations with respect to operating results, or those of securities analysts or investors, for a particular period. If we fail to meet or exceed expectations for our operating results for these or any other reasons, the market price of our stock could fall and we could face costly lawsuits, including securities class action suits.

We have a short operating history, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a relatively short operating history, which limits our ability to forecast our future operating results and subjects us to a number of uncertainties, including with respect to our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in developing industries. If our assumptions regarding these uncertainties, which we use to manage our business, are incorrect or change in response to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer and our stock price could decline. Any success that we may experience in the future will depend in large part on our ability to, among other things:

•	maintain and expand our network of FI partners, bank processors and digital banking providers;

•	build and maintain long-term relationships with marketers and their agencies;

•	develop and offer competitive solutions that meet the evolving needs of marketers;

•	expand our relationships with FI partners to enable us to use their purchase data for new solutions;

•	improve the performance and capabilities of our solutions;

•	successfully expand our business;

•	successfully compete with other companies that are currently in, or may in the future enter, the markets for our solutions;

•	increase market awareness of our solutions and enhance our brand;

•	continue to develop, and increase market adoption of, our Other Platform Solutions;

•	manage increased operating expenses as we continue to invest in our infrastructure to scale our business and operate as a public company; and

•	attract, hire, train, integrate and retain qualified and motivated employees.

Any failure of our FI partners to effectively deliver and promote the online incentive programs that comprise our Cardlytics Direct solution could materially and adversely affect our business.

We have spent the last several years and significant resources building out technology integrations with our FI partners to facilitate the delivery of incentive programs to our FIs’ customers and measuring those customers subsequent in-store or online spending. We are also reliant on our network of FI partners to promote their online incentive programs, increase customer awareness and leverage additional customer outreach channels like email, all of which can increase customer engagement, as well as expand our network of FI partners. We believe that key factors in the success and effectiveness of an incentive program are the following: the level of accessibility and prominence of the program on the FI partners’ website and mobile applications, as well as the user interface through which a customer is presented with marketing content. In certain cases, we have little control over the prominence of the incentive program and design of the user interface that our FI partners choose to use. To the extent that our FI partners deemphasize incentive programs, make incentive programs difficult to locate on their website and/or mobile applications and/or fail to provide a user interface that is appealing to FI customers, FI customers may be less likely to purchase the products or solutions that are featured in incentive programs, which could negatively impact the amount of fees that we are able to charge our marketer customers in connection with marketing campaigns, and, therefore, our revenue. In addition, a failure by FIs to properly deliver or sufficiently promote marketing campaigns would reduce the efficacy of our solutions and impair our ability to attract and retain marketers and their agencies. As a result, the revenue we generate from our Cardlytics Direct solution may be adversely affected, which would materially and adversely affect our business, financial condition and results of operations.

We derive a material portion of our revenue from a limited number of marketers, and the loss of one or more of these marketers could adversely impact our business, results of operations and financial conditions.

Our marketer base is concentrated with our top five marketers representing 23% of revenue for both 2015 and 2016 and 24% of revenue for the nine months ended September 30, 2017. We do not have long-term commitments from most of these marketers. If we were to lose one or more of our significant marketers, our revenue may significantly decline. In addition, revenue from significant marketers may vary from period-to-period depending on the timing or volume of marketing spend. The loss of one or more of our significant marketers could adversely affect our business, results of operations and financial conditions.

Further, our top five marketers represented 27%, 21% and 25% of accounts receivable as of December 31, 2015 and 2016 and September 30, 2017, respectively. Accordingly, our credit risk is concentrated among a limited number of marketers and the failure of any significant marketer to satisfy its obligations to us, on a timely basis or at all, could adversely affect our business, results of operations and financial conditions.

Our future success may depend, in part, on our ability to expand demand for our Other Platform Solutions, which are dependent upon our FI partners allowing us to utilize their purchase data for such solutions.

We recently introduced our Other Platform Solutions that leverage our purchase intelligence platform. Revenue from our Other Platform Solutions was approximately $13.2 million, $15.0 million and $7.5 million in 2015,

2016 and the nine months ended September 30, 2017, respectively. Substantially all of our total Other Platform Solutions revenue in each of these periods was derived from sales of our Other Platform Solutions delivered as a managed service, which we discontinued as of July 31, 2017. Given that we are now focusing our efforts on more nascent Other Platform Solutions, we do not expect to generate substantial revenue from Other Platform Solutions for the foreseeable future. In addition, it is uncertain whether our Other Platform Solutions will gain market acceptance in the near term or at all and, accordingly, whether we will ultimately realize any return on our investment. Any factor adversely affecting sales of our Other Platform Solutions, including market acceptance, competition, performance and reliability, reputation and economic and market conditions, could harm our business, results of operations and financial conditions.

Further, each of our Other Platform Solutions is dependent upon our FI partners allowing us to utilize their purchase data for these solutions. We currently have the right to sell analytics using purchase data from only four of our FI partners outside the banking channel, which four FIs do not include Bank of America. In addition, we have the right to use aggregated Bank of America purchase data combined with aggregated data from other FIs to create summary analytics. If we lose access to any such data for any such uses from these FI partners or do not gain similar access to purchase data from additional FI partners, our ability to sell our Other Platform Solutions would be adversely affected.

We have invested substantial resources in the development and marketing of these solutions. Further, our experience in providing analytics solutions is limited, and if we are unable to effectively gather, process, analyze and disseminate relevant information, sales of our Other Platform Solutions may suffer. Any failure to grow sales of our Other Platform Solutions could harm our business, financial condition and operating results.

Our business could be adversely affected if marketers or their agencies are not satisfied with our solutions or our systems and infrastructure fail to meet their needs.

We derive nearly all of our revenue from marketers and their agencies. Accordingly, our business depends on our ability to satisfy marketers and their agencies with respect to their marketing needs. With respect to Cardlytics Direct, we rely on our Offer Management System, or OMS, to facilitate the creation of marketing campaigns and evaluate the results of campaigns, and our Offer Placement System, or OPS, to track impressions, engagement, activation and redemptions and to target consumers and present offers. Any failure of, or delays in the performance of, our systems, including without limitation our OMS or OPS, could cause service interruptions or impaired system performance. Such failures in our systems could also cause us to over-run on campaigns, thus committing us to a higher amount of consumer incentives than our marketers approved, which would negatively affect the profitability of the affected campaigns. If sustained or repeated, these performance issues could reduce the attractiveness of our solutions to new and existing marketers and cause existing marketers to reduce or cease using our solutions, which could adversely affect our business, financial condition or operating results. In addition, negative publicity resulting from issues related to our marketer relationships, regardless of accuracy, may damage our business by adversely affecting our ability to attract new marketers or marketing agencies and maintain and expand our relationships with existing marketers.

If the use of our solutions increases, or if marketers or FI partners demand more advanced features from our solutions, we will need to devote additional resources to improving our solutions, and we also may need to expand our technical infrastructure at a more rapid pace than we have in the past. This would involve purchasing or leasing data center capacity and equipment, upgrading our technology and infrastructure and introducing new or enhanced solutions. It may take a significant amount of time to plan, develop and test changes to our infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. There are inherent risks associated with changing, upgrading, improving and expanding our technical infrastructure. Any failure of our solutions to operate effectively with future infrastructure and technologies could reduce the demand for our solutions, resulting in marketer or FI partner dissatisfaction and harm to our business. Also, any expansion of our infrastructure would likely require that we appropriately scale our internal business systems and services organization, including without limitation implementation and support services, to serve our growing marketer base.

If we are unable to respond to these changes or fully and effectively implement them in a cost-effective and timely manner, our solutions may become ineffective, we may lose marketers and/or FI partners, and our business, financial condition and operating results may be negatively impacted.

We generally do not have long-term commitments from marketers, and if we are unable to retain and increase sales of our solutions to marketers and their agencies or attract new marketers and their agencies, our business, financial condition and operating results would be adversely affected.

Most marketers do business with us by placing insertion orders for particular marketing campaigns, either directly or through marketing agencies that act on their behalf. We generally do not have any commitment from a marketer beyond the campaign governed by a particular insertion order, and we frequently must compete to win further business from a marketer. Our insertion orders may also be cancelled by marketers or their marketing agencies prior to the completion of the campaign; provided that marketers or their agencies are required to pay us for services performed prior to cancellation. As a result, our success is dependent upon our ability to outperform our competitors and win repeat business from existing marketers, while continually expanding the number of marketers for which we provide services. To maintain and increase our revenue, we must encourage existing marketers and their agencies to increase their use of our solutions and add new marketers. Many marketers and marketing agencies, however, have only just begun using our solutions for a limited number of marketing campaigns, and our future revenue growth will depend heavily on these marketers and marketing agencies expanding their use of our solutions across campaigns and otherwise increasing their spending with us. Even if we are successful in convincing marketers and their agencies to use our solutions, it may take several months or years for them to meaningfully increase the amount that they spend with us. Further, larger marketers with multiple brands typically have individual marketing budgets and marketing decision makers for each of their brands, and we may not be able to leverage our success in securing a portion of the marketing budget of one or more of a marketer’s brands into additional business with other brands. Moreover, marketers may place internal limits on the allocation of their marketing budgets to digital marketing, to particular campaigns, to a particular provider or for other reasons. In addition, we are reliant on our FI network to have sufficient marketing inventory within Cardlytics Direct to place the full volume of advertisements contracted for by our marketers and their agencies. Any failure to meet these demands may hamper the growth of our business and the attractiveness of our solutions.

Our ability to retain and increase sales of our solutions and attract new marketers and their agencies may be adversely affected by competitive offerings or marketing methods that are lower priced or perceived as more effective than our solutions. Larger marketers may themselves have a substantial amount of purchase data and they may also seek to augment their own purchase data with additional purchase, impression and/or demographic data acquired from third-party data providers, which may allow them to develop, individually or with partners, internal targeting and measurement capabilities.

Because we do not have long-term agreements with our marketers or their agencies, we may not be able to accurately predict future revenue streams, and we cannot guarantee that our current marketers will continue to use our solutions, or that we will be able to replace departing marketers with new marketers that provide us with comparable revenue. If we are unable to retain and increase sales of our solutions to existing marketers and their agencies or attract new marketers and their agencies for any of the reasons above or for other reasons, our business, financial condition and operating results would be adversely affected.

We have a history of losses and may not achieve profitability in the future.

We have incurred net losses since inception and expect to incur net losses in the future. We incurred net losses of $38.9 million, $40.6 million, $75.7 million and $15.6 million in 2014, 2015, 2016 and the nine months ended September 30, 2017, respectively. As of September 30, 2017, we had an accumulated deficit of $264.4 million. We have never achieved profitability on an annual or quarterly basis and we do not know if we will be able to achieve or sustain profitability. Although our revenue has increased substantially in recent periods, we also do not expect to maintain this rate of revenue growth. We plan to continue to invest in our research and development and sales and marketing efforts, and we anticipate that our operating expenses will continue to increase as we scale our business and expand our operations. We also expect our general and administrative expense to increase as a result of our growth and our preparation to become, and operate as, a public company. Our ability to achieve and sustain profitability is based on numerous factors, many of which are beyond our control. We may never be able to generate sufficient revenue to achieve or sustain profitability.

Bringing new FI partners into our network can require considerable time and expense and can be long and unpredictable.

Our FI partners and FI partner prospects engage in highly regulated businesses, are often slow to adopt technological innovation and have rigorous standards with respect to providing third parties, like us, with access to their data. Our operating results depend in part on expanding our FI partner network to maintain and enhance the scale of our solutions. The length of time that it takes to add an FI partner to our network, from initial evaluation to integration into our network, varies substantially from FI to FI and may take several years. Our sales and integration cycle with respect to our FI partners is long and unpredictable, requires considerable time and expense and may not ultimately be successful. It is difficult to predict exactly when, or even if, a new FI partner will join our network and we may not generate revenue from a new FI partner in the same period as we incurred the costs associated with acquiring such FI partner, or at all. Once an FI partner has agreed to work with us, it may take a lengthy period of time for the implementation of our solutions to be prioritized and integrated into the FI partner’s infrastructure. Because a substantial portion of our expenses are relatively fixed in the short term, our operating results will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of our stock to decline. Ultimately, if additions to our FI network are not realized in the time period expected or not realized at all, or if an FI partner terminates its agreement with us, our business, financial condition and operating results could be adversely affected.

We operate in an emerging industry and future demand and market acceptance for our solutions is uncertain.

We believe that our future success will depend in large part on the growth, if any, in the market for purchase intelligence. Utilization of consumer purchase data to inform marketing is an emerging industry and future demand and market acceptance for this type of marketing is uncertain. If the market for purchase intelligence does not continue to develop or develops more slowly than we expect, our business, financial condition and operating results could be harmed.

The market in which we participate is competitive and we may not be able to compete successfully with our current or future competitors.

The market for purchase intelligence is nascent and we believe that there is no one company with which we compete directly across our range of solutions. With respect to Cardlytics Direct, we believe that we are the only company that enables marketing through FI channels at scale. With respect to our Other Platform Solutions, we compete with a number of established companies, as well as numerous emerging market entrants. In the future, we may face competition from online retailers, credit card companies, established enterprise software companies, advertising and marketing agencies, digital publishers and mobile pay providers with access to a substantial amount of consumer purchase data. While we may successfully partner with a wide range of companies that are to some extent currently competitive to us, these companies may become more competitive to us in the future. As we introduce new solutions, as our existing solutions evolve and as other companies introduce new products and solutions, we are likely to face additional competition.

Some of our actual and potential competitors may have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and recognition, larger intellectual property portfolios and broader global distribution and presence. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on purchase intelligence marketing and could directly compete with us. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Larger competitors are also often in a better position to withstand any significant reduction in capital spending, and will therefore not be as susceptible to economic downturns. In addition, current or potential competitors may be acquired by third parties with greater available resources. As a result of such relationships and acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

If we fail to identify and respond effectively to rapidly changing technology and industry needs, our solutions may become less competitive or obsolete.

Our future success depends on our ability to adapt and innovate. To attract, retain and increase new marketers and FI partners, we will need to expand and enhance our solutions to meet changing needs, add functionality and address technological advancements. If we are unable to adapt our solutions to evolving trends in the marketing industry, if we are unable to properly identify and prioritize appropriate solution development projects or if we fail to develop and effectively market new solutions, such as our nascent Other Platform Solutions, or enhance existing solutions to address the needs of existing and new marketers and FI partners, we may not be able to achieve or maintain adequate market acceptance and penetration of our solutions, and our solutions may become less competitive or obsolete.

In addition, new, more effective or less costly technologies may emerge that use data sources that we do not have access to, that use entirely different analytical methodologies than we do or that use other indicators of purchases by consumers. If existing and new marketers and their agencies perceive greater value in alternative technologies or data sources, our ability to compete for marketers and their agencies could be materially and adversely affected.

Our future success will depend, in part, on our ability to expand into new industry verticals.

We have historically generated a substantial majority of our revenue from marketers in the restaurant, brick and mortar retail, telecommunications and cable industries, and have recently entered new verticals such as hospitality and travel, and believe that our future success will depend, in part, on our ability to expand adoption of our solutions in new industry verticals. As we market to a wider group of potential marketers and their agencies, we will need to adapt our marketing strategies to meet the concerns and expectations of customers in these new industry verticals. Our success in expanding sales of our solutions to marketers in new industry verticals will depend on a variety of factors, including our ability to:

•	tailor our solutions so that they that are attractive to businesses in such industries;

•	hire personnel with relevant industry-vertical experience to lead sales and services teams; and

•	develop sufficient expertise in such industries so that we can provide effective and meaningful marketing programs and analytics.

If we are unable to successfully market our solutions to appeal to marketers and their agencies in new industries, we may not be able to achieve our growth or business objectives.

A breach of the security of our systems could result in a third party’s entry into our FI partners’ systems, which would be detrimental to our business, financial condition and operating results.

We leverage our FI partners’ purchase data and infrastructures to deliver our solutions. We do not currently receive any personally identifiable information, or PII, from our FI partners, although we may obtain PII in the future as our business evolves. However, because of the interconnected nature of our infrastructure with that of our FI partners, there is a risk that third parties may attempt to gain access to our FI partners’ systems through our systems for the purpose of stealing data or disrupting our or their respective operations. In turn, we may be a more visible target for cyber-attacks and/or physical breaches of our databases or data centers, and we may in the future suffer from such attacks or breaches.

Current or future criminal capabilities, discovery of existing or new vulnerabilities in our systems and attempts to exploit those vulnerabilities or other developments may compromise or breach the technology protecting our systems. In the event that our protection efforts are unsuccessful and our systems are compromised such that a third party gains entry to our or any of our FI partners’ systems, we could suffer substantial harm. A security breach could result in operation disruptions that impair our ability to meet our marketers’ requirements, which could result in decreased revenue. Also, our reputation could suffer irreparable harm, causing our current and prospective marketers and FI partners to decline to use our solutions in the future. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing cyber security protection costs by deploying additional personnel and protection technologies and litigating and resolving legal claims, all of which could divert resources and the attention of our management and key personnel away from our business operations. In any event, a breach of the security of our systems or data could materially harm our business, financial condition and operating results.

A number of factors could impair our ability to collect the significant amounts of data that we use to deliver our solutions.

Our ability to collect and use data may be restricted or prevented by a number of other factors, including:

•	the failure of our network or software systems, or the network or software systems of our FI partners;

•	decisions by our FI partners to restrict our ability to collect data from them (which decision they may make at their discretion) or to refuse to implement the mechanisms that we request to ensure compliance with our legal obligations or technical requirements;

•	decisions by our FI partners to limit our ability to use their purchase data outside of the applicable banking channel;

•	decisions by our FIs’ customers to opt out of the incentive program or to use technology, such as browser settings, that reduces our ability to deliver relevant advertisements;

•	interruptions, failures or defects in our or our FI partners’ data collection, mining, analysis and storage systems;

•	changes in regulations impacting the collection and use of data, including the use of cookies;

•	changes in browser or device functionality and settings, and other new technologies, which impact our FI partners’ ability to collect and/or share data about their customers; and

•	changes in international laws, rules, regulations and industry standards or increased enforcement of international laws, rules, regulations, and industry standards.

Any of the above-described limitations on our ability to successfully collect, utilize and leverage data could also materially impair the optimal performance of our solutions and severely limit our ability to target consumer, which would harm our business, financial condition and operating results.

The efficacy of some of our solutions depends upon third-party data providers.

We rely on several third parties to assist us in matching our anonymized identifiers, which we call Cardlytics IDs, with third-party identifiers to recognize the digital presence of our FIs’ customers outside the FI channel. This matching process enables us to use purchase intelligence to measure in-store and online campaign sales impact or provide marketers with valuable visibility into the behaviors of current or prospective customers both within and outside the context of their marketing efforts. If any of these key data providers were to withdraw or withhold their identifiers from us, our ability to provide our Other Platform Solutions could be adversely affected. Replacements for these third-party identifiers may not be available in a timely manner or under economically beneficial terms, or at all.

Defects, errors or delays in our solutions could harm our reputation, which would harm our operating results.

The technology underlying our solutions may contain material defects or errors that can adversely affect our ability to operate our business and cause significant harm to our reputation. This risk is compounded by the complexity of the technology underlying our solutions and the large amounts of data that we leverage and process. In addition, with regard to our Cardlytics Direct solution, if we are unable to attribute incentives to our FIs’ customers in a timely manner, our FI partners may limit or discontinue their use of our solutions. Any such error, failure, malfunction, disruption or delay could result in damage to our reputation and could harm our business, financial condition and operating results.

Significant system disruptions or loss of data center capacity could adversely affect our business, financial condition and operating results.

Our business is heavily dependent upon highly complex data processing capabilities. We contract with our primary third-party data center, located in Atlanta, Georgia, and our redundancy data center, located in Suwanee, Georgia, pursuant to agreements that expire on December 31, 2020, subject to earlier termination upon material breach and a failure to cure. If for any reason our arrangements with our third-party data centers are terminated, or if we are unable to renew our agreements on commercially reasonable terms, we may be required to transfer that portion of our operations to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Further, protection of our third-party data centers against damage or interruption from fire, flood, tornadoes, power loss, telecommunications or equipment failure or other disasters and events beyond our control is important to our continued success. Any damage to, or failure of, the systems of the data centers that we utilize, or of our own equipment located within such data centers, could result in interruptions to the availability or functionality of our solutions. In addition, the failure of the data centers that we utilize to meet our capacity requirements could result in interruptions in the availability or functionality of our solutions or impede our ability to scale our operations. Any damage to the data centers that we utilize, or to our own equipment located within such data centers, that causes loss of capacity or otherwise causes interruptions in our operations could materially adversely affect our ability to quickly and effectively respond to our marketers’ or FI partners’ requirements, which could result in loss of their confidence, adversely impact our ability to attract new marketers and/or FI partners and force us to expend significant resources. The occurrence of any such events could adversely affect our business, financial condition and operating results.

Seasonal fluctuations in marketing activity could adversely affect our cash flows.

We expect our revenue, operating results, cash flows from operations and other key operating and performance metrics to vary from quarter to quarter in part due to the seasonal nature of our marketers’ spending on digital marketing campaigns. For example, many marketers tend to devote a significant portion of their budgets to the fourth quarter of the calendar year to coincide with consumer holiday spending and to reduce spend in the first quarter of the calendar year. Seasonality could have a material impact on our revenue, operating results, cash flow from operations and other key operating and performance metrics from period to period.

Our international sales and operations subject us to additional risks that can adversely affect our business, operating results and financial condition.

In each of 2015 and 2016, we derived 11% of our revenue outside the United States. In the nine months ended September 30, 2017, 12% of our revenue was derived outside the United States. We may continue to expand our international operations as part of our growth strategy. While we have an office in the United Kingdom, substantially all of our operations are located in the United States. Our ability to convince marketers to expand their use of our solutions or renew their agreements with us is directly correlated to our direct engagement with such marketers or their agencies. To the extent that we are unable to engage with non-U.S. marketers and agencies effectively with our limited sales force capacity, we may be unable to grow sales to existing marketers to the same degree we have experienced in the United States.

Our international operations subject us to a variety of risks and challenges, including:

•	localization of our solutions, including adaptation for local practices;

•	increased management, travel, infrastructure and legal compliance costs associated with having international operations;

•	fluctuations in currency exchange rates and related effect on our operating results;

•	longer payment cycles and difficulties in collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•	increased financial accounting and reporting burdens and complexities;

•	general economic conditions in each country or region;

•	economic uncertainty around the world;

•	compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;

•	compliance with U.S. laws and regulations for foreign operations, including the Foreign Corrupt Practices Act, the U.K. Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our software in certain foreign markets, and the risks and costs of non-compliance;

•	heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	cultural differences inhibiting foreign employees from adopting our corporate culture;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

•	compliance with the laws of foreign taxing jurisdictions and overlapping of different tax regimes.

Any of these risks could adversely affect our international operations, reduce our international revenues or increase our operating costs, adversely affecting our business, financial condition and operating results.

If we do not manage our growth effectively, the quality of our solutions may suffer, and our business, financial condition and operating results may be negatively affected.

The recent, rapid growth in our business has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources, as well as our infrastructure. We rely heavily on information technology, or IT, systems to manage critical functions such as data storage, data processing, matching and retrieval, revenue recognition, budgeting, forecasting and financial reporting. To manage our growth effectively, we must continue to improve and expand our infrastructure, including our IT, financial and administrative systems and controls. In particular, we may need to significantly expand our IT infrastructure as the amount of data we store and transmit increases over time, which will require that we both utilize existing IT products and adopt new technologies. If we are not able to scale our IT infrastructure in a cost-effective and secure manner, our ability to offer competitive solutions will be harmed and our business, financial condition and operating results may suffer.

We must also continue to manage our employees, operations, finances, research and development and capital investments efficiently. Our productivity and the quality of our solutions may be adversely affected if we do not integrate and train our new employees quickly and effectively or if we fail to appropriately coordinate across our executive, research and development, technology, service development, analytics, finance, human resources, marketing, sales, operations and customer support teams. If we continue our rapid growth, we will incur additional expenses, and our growth may continue to place a strain on our resources, infrastructure and ability to maintain the quality of our solutions. If we do not adapt to meet these evolving challenges, or if the current and future members of our management team do not effectively manage our growth, the quality of our solutions may suffer and our corporate culture may be harmed. Failure to manage our future growth effectively could cause our business to suffer, which, in turn, could have an adverse impact on our business, financial condition and operating results.

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We are undergoing rapid growth. As of September 30, 2017, we had 337 employees. We intend to further expand our overall headcount and operations, with no assurance that we will be able to do so while effectively maintaining our corporate culture. We believe our corporate culture is one of our fundamental strengths as it enables us to attract and retain top talent and deliver superior results for our customers. As we grow and change, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.

We are dependent on the continued services and performance of our senior management and other key personnel, the loss of any of whom could adversely affect our business.

Our future success depends in large part on the continued contributions of our senior management and other key personnel, including our two founders, Scott Grimes, our Chief Executive Officer, and Lynne Laube, our Chief Operating Officer. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We do not maintain “key person” insurance for any member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel, including top technical talent from the industry and top research institutions. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. These companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled personnel in those areas. We have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

If we do not effectively grow and train our sales team, we may be unable to add new marketers or increase sales to our existing marketers and our business will be adversely affected.

We continue to be substantially dependent on our sales team to obtain new marketers and to drive sales with respect to our existing marketers. We believe that the characteristics and skills of the best salespeople for our solutions are still being defined, as our market is relatively new. Further, we believe that there is, and will continue to be, significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and it may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales team will be new to our company and our solutions. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new marketers or increasing sales to our existing marketers, our business will be adversely affected.

The market data and forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you that our business will grow at similar rates, or at all.

The market data and forecasts included in this prospectus, including the data and forecasts published by eMarketer, Kantar Media, The Nilson Report, Frost & Sullivan, MAGNA Global and CMO Council, among others, and our internal estimates and research are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. If the forecasts of market growth or anticipated spending prove to be inaccurate, our business and growth prospects could be adversely affected. Even if the forecasted growth occurs, our business may not grow at a similar rate, or at all. Our future growth is subject to many factors, including our ability to successfully implement our business strategy, which itself is subject to many risks and uncertainties. The reports described in this prospectus speak as of their respective publication dates and the opinions expressed in such reports are subject to change. Accordingly, potential investors in our common stock are urged not to put undue reliance on such forecasts and market data.

If currency exchange rates fluctuate substantially in the future, the results of our operations could be adversely affected.

Due to our international operations, we may be exposed to the effects of fluctuations in currency exchange rates. We generate revenue and incur expenses for employee compensation and other operating expenses at our U.K. office in the local currency. Fluctuations in the exchange rates between the U.S. dollar and the British pound could result in the dollar equivalent of such revenue and expenses being lower, which could have a negative net impact on our reported operating results. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, local or other authorities to collect additional or past sales tax could adversely harm our business.

We are subject to federal, state and local taxes in the United States and similar taxes in foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe that our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

We do not collect sales or other similar taxes in certain states and many of the states do not apply sales or similar taxes to certain of our solutions. State, local and foreign taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our solutions in various jurisdictions is unclear. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities to determine how to comply with their rules and regulations. A successful assertion by one or more states, including states for which we have not accrued tax liability, requiring us to collect sales or other taxes with respect to sales of our solutions could result in substantial tax liabilities for past transactions, including interest and penalties, discourage customers from purchasing our solutions or otherwise harm our business, financial condition and operating results.

Determining our income tax rate is complex and subject to uncertainty.

The computation of provision for income tax is complex, as it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Provision for income tax for interim quarters is based on a forecast of our U.S. and non-U.S. effective tax rates for the year, which includes forward looking financial projections, including the expectations of profit and loss by jurisdiction, and contains numerous assumptions. Various items cannot be accurately forecasted and future events may be treated as discrete to the period in which they occur. Our provision for income tax can be materially impacted, for example, by the geographical mix of our profits and losses, changes in our business, such as internal restructuring and acquisitions, changes in tax laws and accounting guidance and other regulatory, legislative or judicial developments, tax audit determinations, changes in our uncertain tax positions, changes in our intent and capacity to permanently reinvest foreign earnings, changes to our transfer pricing practices, tax deductions attributed to equity compensation and changes in our need for a valuation allowance for deferred tax assets. For these reasons, our actual income taxes may be materially different than our provision for income tax.

Our use of our net operating loss carryforwards may be limited and such carryforwards may expire unutilized or underutilized.

We may be limited in the portion of our net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. As of December 31, 2016, we had U.S. federal and state net operating loss carryforwards, or NOLs, of $198.4 million and $59.9 million, respectively, which expire in various years beginning in 2028. If we do not earn sufficient taxable income in the future, our NOLs may expire unutilized or underutilized. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its existing NOLs to offset future taxable income. We may have experienced “ownership changes” under Section 382 of the Code in the past, and subsequent changes in ownership of our stock, including by reason of this or future offerings, as well as other changes that may be outside of our control, could result in future ownership changes under Section 382 of the Code. If we are or become subject to limitations on our use of NOLs under Section 382 of the Code, our NOLs could expire unutilized or underutilized, even if we earn taxable income against which our NOLs could otherwise be offset. Our NOLs may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs in our financial statements and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government recently enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

Unfavorable conditions in the global economy or the vertical markets we serve could limit our ability to grow our business and negatively affect our operating results.

General worldwide economic conditions have experienced significant instability in recent years. These conditions make it extremely difficult for marketers and us to accurately forecast and plan future business activities, and could cause marketers to reduce or delay their marketing spending. Historically, economic downturns have resulted in overall reductions in marketing spending. If macroeconomic conditions deteriorate or are characterized by uncertainty or volatility, marketers may curtail or freeze spending on marketing in general and for services such as ours specifically.

In addition, our business may be materially and adversely affected by weak economic conditions in the specific vertical markets that we serve. We have historically generated a substantial majority of our revenue from marketers in the restaurant, brick and mortar retail, telecommunications and cable industries. We cannot predict the timing, strength or duration of any economic slowdown or recovery. In addition, even if the overall economy is robust, we cannot assure you that the market for services such as ours will experience growth or that we will experience growth.

Future acquisitions could disrupt our business and adversely affect our business, financial condition and operating results.

We may choose to expand by making acquisitions that could be material to our business, financial condition or operating results. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

•	an acquisition may negatively affect our business, financial condition, operating results or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition, whether or not consummated, may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may result in a delay or reduction of purchases for both us and the company that we acquired due to uncertainty about continuity and effectiveness of solution from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products or solutions;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	challenges inherent in effectively managing an increased number of employees in diverse locations;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	potential known and unknown liabilities associated with an acquired company;

•	our use of cash to pay for acquisitions would limit other potential uses for our cash;

•	if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;

•	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions; and

•	to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, financial condition and operating results.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our business, financial condition and operating results.

A significant portion of our employee base, operating facilities and infrastructure are centralized in Atlanta, Georgia. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business, financial condition and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and operating results. In addition, the facilities of significant marketers, FI partners or third-party data providers may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or material adverse effects on our business.

We may require additional capital to support growth, and such capital might not be available on terms acceptable to us, if at all, which may in turn hamper our growth and adversely affect our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or equity-linked securities, including convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities that we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, including the ability to pay dividends or repurchase shares of our capital stock. This may make it more difficult for us to obtain additional capital, to pursue business opportunities, including potential acquisitions, or to return capital to our stockholders. We also may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, service our indebtedness and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we are not able to maintain and enhance our brand, our business, financial condition and operating results may be adversely affected.

We believe that developing and maintaining awareness of the Cardlytics brand in a cost-effective manner is critical to achieving widespread acceptance of our existing solutions and future solutions and is an important element in attracting new marketers and FI partners. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to deliver valuable solutions for our marketers, their agencies and our FI partners. In the past, our efforts to build our brand have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses that we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new marketers or FI partners or retain our existing marketer or FI partners and our business could suffer.

Risks Related to Regulatory and Intellectual Property Matters

Regulatory, legislative or self-regulatory developments regarding internet privacy matters could adversely affect our ability to conduct our business.

We, our FI partners and our marketers are subject to a number of domestic and international laws and regulations that apply to online services and the internet generally. These laws, rules and regulations address a range of issues including data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention or transfer of data.

In the United States, the rules and regulations to which we, directly or contractually through our FI partners, or our marketers may be subject include those promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, Computer Fraud and Abuse Act, Health Insurance Portability and Accountability Act, the Gramm-Leach-Bliley Act and state cyber security and breach notification laws, as well as regulator enforcement positions and expectations reflected in federal and state regulatory actions, settlements, consent decrees and guidance documents. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal frameworks with which we, directly or contractually through our FI partners, or our marketers may be required to comply, including the Data Protection Directive established in the European Union. Further, many federal, state and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations. If passed, we will likely incur additional expenses and costs associated with complying with such laws. The costs of compliance with, and other burdens imposed by, the laws, rules, regulations and policies that are applicable to the businesses of our FI partners or marketers may limit the use and adoption of, and reduce the overall demand for, our solutions.

These existing and proposed laws, regulations and industry standards can be costly to comply with and can delay or impede the development of new solutions, result in negative publicity and reputational harm, increase our operating costs, require significant management time and attention, increase our risk of non-compliance and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Legislation and regulation of online businesses, including privacy and data protection regimes, is expansive, not clearly defined and rapidly evolving. Such regulation could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our business model.

Government regulation and industry standards may increase the costs of doing business online. Federal, state, municipal and foreign governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, regulations and standards covering user privacy, data security, technologies such as cookies that are used to collect, store and/or process data, online marketing, the use of data to inform marketing, the taxation of products and services, unfair and deceptive practices, and the collection (including the collection of information), use, processing, transfer, storage and/or disclosure of data associated with unique individual internet users.

Although we have not collected or retained data that is traditionally considered PII under U.S. law, such as names, email addresses, addresses, phone numbers, social security numbers, credit card numbers, financial data or health data, we typically do collect and store IP addresses and other device identifiers, which are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. Furthermore, we may elect to use PII in the future for our current solutions or solutions we may introduce. In addition, certain U.S. laws impose requirements on the collection and use of information from or about users or their devices. Other existing laws may in the future be revised, or new laws may be passed, to impose more stringent requirements on the use of identifiers to collect user information, including information of the type that we collect. Changes in regulations could affect the type of data that we may collect; restrict our ability to use identifiers to collect information, and, thus, affect our ability to actually collect that information; the costs of doing business online, and, therefore, the demand for our solutions; the ability to expand or operate our business; and harm our business.

In particular, there has been increasing public and regulatory concern and public scrutiny about the use of PII. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or our solutions or that the definition of “PII” is expanded in the future. If this is the case, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have a material adverse effect on our business, financial condition or operating results. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations, policies or standards could result in additional cost and liability to us; damage our reputation; affect our ability to attract new marketers and FI partners and maintain relationships with our existing marketers and FI partners; and adversely affect our business, financial condition or operating results. Privacy and security concerns, whether valid or not, may inhibit market adoption of our solutions.

U.S. and non-U.S. regulators also may implement “Do-Not-Track” legislation, particularly if the industry does not implement a standard. Effective January 1, 2014, the California Governor signed into law an amendment to the California Online Privacy Protection Act of 2003. Such amendment requires operators of commercial websites and online service providers, under certain circumstances, to disclose in their privacy policies how such operators and providers respond to browser “do not track” signals.

Some of our activities may also be subject to the laws of foreign jurisdictions, whether or not we are established or based in such jurisdictions. Within the European Union, or EU, where we currently have an active presence in the United Kingdom, Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that accessing information on an internet user’s computer, such as through a cookie, is allowed only if the internet user has given his or her consent. In response, some member states have implemented legislation requiring entities to obtain the user’s consent before placing cookies for targeted marketing purposes.

In the United Kingdom, for example, the Privacy and Electronic Communications Regulations 2011, or PECR, implement the requirements of Directive 2009/136/EC (which amended Directive 2002/58/EC), which is known as the ePrivacy Directive. The PECR regulates various types of electronic direct marketing that use cookies and similar technologies. The PECR also imposes sector-specific breach reporting requirements, but only as applicable to providers of particular public electronic communications services. Additional EU member state laws of this type may follow.

We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for a potential lack of cookie data. Even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies. In addition, certain information, such as IP addresses as collected and used by us may constitute “personal data” in certain non-U.S. jurisdictions, including in the United Kingdom, and therefore certain of our activities could be subject to EU laws applicable to the processing and use of personal data.

More generally, the regulatory framework for online services and data privacy and security issues worldwide can vary substantially from jurisdiction to jurisdiction, is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws, rules, regulations and standards regarding the collection, use, storage and disclosure of information, web browsing and geolocation data collection and data analytics. Interpretation of these laws, rules and regulations and their application to our solutions in the U.S. and foreign jurisdictions is ongoing and cannot be fully determined at this time.

In addition, the regulatory environment for the collection and use of consumer data by marketers is evolving in the United States and internationally and is currently a self-regulatory framework, which relies on market participants to ensure self-compliance. The voluntary nature of this self-regulatory framework may change.

The United States and foreign governments have enacted, considered or are considering legislation or regulations that could significantly restrict industry participants’ ability to collect, augment, analyze, use and share anonymous data, such as by regulating the level of consumer notice and consent required before a company can place cookies or other tracking technologies. A number of existing bills are pending in the U.S. Congress that contain provisions that would regulate how companies can use cookies and other tracking technologies to collect and utilize user information.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. We may also be subject to claims of liability or responsibility for the actions of third parties with whom we interact or upon whom we rely in relation to various solutions, including but not limited to our marketers and their agencies and our FI partners. If this were to occur, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

In addition, if we were to gain knowledge that we inadvertently received PII from our FI partners, our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our operations, financial performance and business. Even the perception of privacy or security concerns, whether or not valid, may harm our reputation and inhibit adoption of our solution by current and future marketers and marketing agencies.

If the use of matching technologies, such as cookies, pixels and device identifiers, is rejected by internet users, restricted or otherwise subject to unfavorable terms, such as by non-governmental entities, our performance may decline and we may lose customers and revenue.

Our solutions may use matching technologies, such as cookies, pixels and device identifiers, to match the Cardlytics IDs we have assigned to our FIs’ customers with their digital presence outside of the FI partners’ websites and mobile applications. Our matching technologies may sometimes be “third-party cookies” because they are placed on individual browsers when internet users visit a website that is not part of the Cardlytics.com domain. These matching technologies are placed through an internet browser on an internet user’s computer and correspond with a data set that we retain on our servers. Our matching technologies only record anonymized information and the date that the matching technology was last refreshed. When our matching technologies are present and a user is exposed to marketing content targeted or deployed with our solutions, we are able to gain insight into that user’s interaction with the marketing content. If our access to matching technology data is reduced, our ability to conduct our business in the current manner may be affected and thus undermine the effectiveness of our solutions.

Internet users may easily block and/or delete cookies (e.g., through their browsers or “ad blocking” software). The most commonly used internet browsers allow internet users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. If more browser manufacturers and internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be negatively affected. Some government regulators and privacy advocates have suggested creating a “Do Not Track” standard that would allow internet users to express a preference, independent of cookie settings in their browser, not to have website browsing recorded. If internet users adopt a

“Do Not Track” browser setting and the standard either gets imposed by state or federal legislation or agreed upon by standard-setting groups, it may curtail or prohibit us from using non-personal data as we currently do. This could hinder growth of marketing on the internet generally, and cause us to change our business practices and adversely affect our business, financial condition and operating results.

In addition, browser manufacturers could replace cookies with their own product and require us to negotiate and pay them for use of such product to record information about internet users’ interactions with our marketers, which may not be available on commercially reasonable terms, or at all.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business, financial condition and operating results.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

As of September 30, 2017, we had three issued patents and 10 patent applications pending relating to our software. We cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. We have registered the “Cardlytics” name and logo in the United States and certain other countries. We have registrations and/or pending applications for additional marks in the United States and other countries; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available.

In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality agreements with our employees, consultants, vendors and others. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. Bank of America also has the right to purchase a license to the source code underlying Cardlytics Direct upon the occurrence of specified events and for a specified fee, which could compromise the proprietary nature of our platform, allow Bank of America to develop in-house solutions and discontinue their use of our solutions and/or allow Bank of America to develop and sell a solution similar to Cardlytics Direct.

In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solutions, technologies or intellectual property rights.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such legal action could result in substantial costs and diversion of resources and could negatively affect our business, financial condition and operating results.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm our business, financial condition and operating results.

Patent and other intellectual property disputes are common in our industry. We have in the past and may in the future be subject to claims alleging that we have misappropriated, misused, or infringed other parties’ intellectual property rights. Some companies, including certain of our competitors, own larger numbers of patents, copyrights and trademarks than we do, which they may use to assert claims against us. Third parties may also assert claims of intellectual property rights infringement against our FI partners, whom we are typically required to indemnify. As the numbers of solutions and competitors in our market increases and overlap occurs, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

The patent portfolios of our most significant competitors are larger than ours. This disparity may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.

An adverse outcome of a dispute may require us to:

•	pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights;

•	cease developing or selling solutions that rely on technology that is alleged to infringe or misappropriate the intellectual property of others;

•	expend additional development resources to attempt to redesign our solutions or otherwise develop non-infringing technology, which may not be successful;

•	enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and

•	indemnify our FI partners and other third parties.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could seriously harm our business, financial condition and operating results.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

We use open source software to deliver our solutions and expect to continue to use open source software in the future. Some of these open source licenses may require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. This may require that we make certain proprietary code available under an open source license. We may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open source software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. These claims could also result in litigation, require us to purchase costly licenses or require us to devote additional research and development resources to change the software underlying our solutions, any of which would have a negative effect on our business, financial condition and operating results and may not be possible in a timely manner. We and our customers may also be subject to suits by parties claiming infringement due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, we cannot assure you that we have not incorporated open source software into the software underlying our solutions in a manner that may subject our proprietary software to an open source license that requires disclosure, to customers or the public, of the source code to such proprietary software. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our solutions and technologies and materially and adversely affect our ability to sustain and grow our business. Many open source licenses also limit our ability to bring patent infringement lawsuits against open source software that we use without losing our right to use such open source software. Therefore, the use of open source software may limit our ability to bring patent infringement lawsuits, to the extent we ever have any patents that cover open source software that we use.

We are subject to government regulation, including import, export, economic sanctions and anti-corruption laws and regulations that may expose us to liability and increase our costs.

Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our solutions outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products and the provision of solutions, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties and a denial or curtailment of our ability to export our products or provide solutions. Complying with export control and sanctions laws may be time consuming and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, our products may have previously been, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions, may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Risks Related to Our Common Stock and this Offering

Our stock price may be volatile, and you may lose some or all of your investment.

The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock following this offering. The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts or investors;

•	changes in the prices of our solutions;

•	changes in laws or regulations applicable to our solutions;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in litigation;

•	our sale of our common stock or other securities in the future;

•	changes in senior management or key personnel;

•	trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

No public market for our common stock currently exists and an active public trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists. We intend to apply to list our common stock on the Nasdaq Global Market, or Nasdaq, but an active public trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock, as of September 30, 2017, immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will suffer immediate dilution of $        per share, or $        per share if the underwriters exercise their over-allotment option in full, in net tangible book value after giving effect to the sale of common stock in this offering at the initial public offering price of $        per share. See “Dilution.” If outstanding options or warrants to purchase our common stock are exercised in the future, you will experience additional dilution.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We anticipate that the net proceeds from this offering will be used for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used effectively. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. The failure by our management to apply these funds effectively may adversely affect the return on your investment.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Concentration of ownership among our existing directors, executive officers and holders of 5% or more of our outstanding common stock may prevent new investors from influencing significant corporate decisions.

Following this offering, our directors, executive officers and holders of more than 5% of our common stock, some of whom are represented on our board of directors, together with their affiliates will beneficially own     % of the voting power of our outstanding capital stock. As a result, these stockholders will, immediately following this offering, be able to determine the outcome of matters submitted to our stockholders for approval. Some of these persons or entities may have interests that are different from yours, and this ownership could affect the value of your shares of common stock if, for example, these stockholders elect to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination. This concentration of ownership may also adversely affect the market price of our common stock.

Future sales of our common stock in the public market could cause our share price to decline.

After this offering, there will be              shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Of our issued and outstanding shares of our common stock, all of the shares sold in this offering will be freely transferable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares acquired by our affiliates, as defined in Rule 144 under the Securities Act. The remaining              shares outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus.

Additionally, following the completion of this offering, stockholders holding approximately     % of our common stock outstanding, will, after the expiration of the lock-up periods specified above, have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act. Shares of common stock sold under such registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. See “Description of Capital Stock—Registration Rights” and “Shares Eligible for Future Sale—Lock-Up Agreements” for a more detailed description of these registration rights and the lock-up period.

We intend to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under our equity incentive plans. See “Shares Eligible for Future Sale—Form S-8 Registration Statements” for a more detailed description of the shares of common stock that will be available for future sale upon the registration and issuance of such shares, subject to any applicable vesting or lock-up period or other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with the option holders. In addition, in the future we may issue common stock or other securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our stock or change their opinion of our business or market value, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States, or U.S. GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the U.S. Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

In particular, in May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As an “emerging growth company,” the Jumpstart our Business Startups Act of 2012, or JOBS Act, allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act with respect to ASU 2014-09, which will result in ASU 2014-09 becoming applicable to us on January 1, 2019. We are evaluating ASU 2014-09 and have not determined the impact it may have on our financial reporting.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose significant changes made in our internal control procedures on a quarterly basis.

We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition and operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue preferred stock without further stockholder action and with voting liquidation, dividend and other rights superior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, and limit the ability of our stockholders to call special meetings;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for director nominees;

•	establish that our board of directors is divided into three classes, with directors in each class serving three-year staggered terms;

•	require the approval of holders of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or amend or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•	our ability to continue to add new financial institutions, or FIs, partners and marketers and maintain existing FI partners and marketers;

•	with respect to Cardlytics Direct, our ability to increase FI partner customer engagement from new and existing FI partners;

•	our ability to maintain and expand our relationships with FI partners to broaden the use of purchase data to our Other Platform Solutions and our ability to sell Other Platform Solutions;

•	the effects of increased competition as well as innovations by new and existing competitors in our market;

•	our ability to adapt to technological change and effectively enhance, innovate and scale our solutions;

•	our ability to effectively manage or sustain our growth and to sustain profitability;

•	potential acquisitions and integration of complementary business and technologies;

•	our expected use of proceeds;

•	our ability to maintain, or strengthen awareness of, our brand;

•	perceived or actual integrity, reliability, quality or compatibility problems with our solutions, including related to unscheduled downtime or outages;

•	future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

•	our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

•	our ability to grow our business;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	our ability to maintain, protect and enhance our intellectual property;

•	costs associated with defending intellectual property infringement and other claims; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size is based on information from various sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in industry publications or data provided by third parties. The sources of these industry publications and data are provided below:

•	eMarketer: Digital Ad Benchmarks Worldwide: CTR and Conversion Rates, by Format and Device, Q3 2016

•	MAGNA Global: Global Advertising Forecast, released December 2017

•	The CMO Council: The CMO Survey Highlights and Insights Report, released August 2017

•	Board of Governors of the Federal Reserve System: Consumers and Mobile Financial Services 2016

•	Frost & Sullivan: TAM Analysis – Native Bank Advertising

•	The Nilson Report: U.S. Payment Cards, Purchase Volume 2010-2020, issued October 2016

•	The Nilson Report: Purchase Transactions on U.S. Consumer Payment Systems, issued December 2016

•	The Nilson Report: Top U.S. Credit Card Issuers, issued February 2017

•	The Nilson Report: Top 50 U.S. Debit Card Issuers, issued February 2017

•	2016 U.S. Census

•	Kantar Media: Database of 200 Leading National Advertisers, released June 2015

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $        million, or approximately $        million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial price to the public remains the same, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies. We do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to covenants under our debt arrangements that place restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the automatic conversion of all shares of redeemable convertible preferred stock outstanding as of September 30, 2017 into shares of common stock immediately prior to the closing of this offering, (2) the reclassification to stockholders’ (deficit) equity of our redeemable convertible preferred stock warrant liability in connection with the conversion of our outstanding redeemable convertible preferred stock warrants into common stock warrants, (3) the issuance of 149,679 Management Conversion Shares in full satisfaction of our obligations to certain of our executive officers and key employees pursuant to outstanding restricted securities units, (4) the impact of the vesting, upon the completion of this offering, of outstanding performance-based warrants to purchase shares of our common stock held by certain of our FI partners and (5) the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect (1) the pro forma items described immediately above and (2) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2017
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$28,186	$		$

Debt and capital lease obligations—net of current portion	55,450
Redeemable convertible preferred stock, $0.0001 par value per share; 96,131,002 shares authorized, 42,573,435 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	196,077		—
Warrant liability	10,061		—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—		—
Common stock, $0.0001 par value per share; 83,000,000 shares authorized, 14,188,698 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	57,979
Accumulated other comprehensive income	1,160

Accumulated deficit	(264,389)

Total stockholders’ (deficit) equity	(205,249)

Total capitalization	$56,402	$		$

(1)	The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions payable by us.

The number of shares of our common stock shown as issued and outstanding on a pro forma as adjusted basis in the table above excludes:

•	10,130,793 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2017, at a weighted-average exercise price of $4.61 per share;

•	440,616 shares of redeemable convertible preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2017, at a weighted average exercise price of $3.04 per share, which warrants will become exercisable for shares of common stock upon the completion of this offering;

•	2,401,945 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2017, at a weighted-average exercise price of $2.03 per share;

•	2,577,465 shares of common stock issuable upon the exercise of performance-based warrants outstanding as of September 30, 2017, with milestones that will be deemed to be achieved upon completion of this offering and with an exercise price of $5.91 per share;

•	shares of common stock issuable upon exercise of warrants issued in connection with our Series G preferred stock financing outstanding as of September 30, 2017, at an exercise price of $0.0001 per share, with the actual number of shares issuable upon exercise of such warrants being equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price, which warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company;

•	1,188,092 shares of common stock reserved for issuance under our 2008 Stock Plan, which shares will cease to be available for issuance at the time our 2018 Equity Incentive Plan becomes effective;

•	shares of our common stock reserved for future issuance pursuant to our 2018 Equity Incentive Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Our historical net tangible book value as of September 30, 2017 was $(216.6) million, or $(15.27) per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities and redeemable convertible preferred stock (which is not included within stockholders’ deficit), divided by the number of shares of common stock outstanding as of September 30, 2017.

Our pro forma net tangible book value as of September 30, 2017 was $        million, or $        per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2017, after giving effect to (1) the automatic conversion of all shares of redeemable convertible preferred stock outstanding as of September 30, 2017 into shares of common stock immediately prior to the closing of this offering, (2) the reclassification to stockholders’ (deficit) equity of our redeemable convertible preferred stock warrant liability in connection with the conversion of our outstanding redeemable convertible preferred stock warrants into common stock warrants, (3) the issuance of 149,679 Management Conversion Shares in full satisfaction of our obligations to certain of our executive officers and key employees pursuant to outstanding restricted securities units and (4) the impact of the vesting, upon the completion of this offering, of outstanding performance-based warrants to purchase shares of our common stock held by certain of our FI partners.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the sale of          shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our pro forma as adjusted net tangible book value as of September 30, 2017 was $        million, or $        per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2017	$(15.27)
Increase per share attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of September 30, 2017
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover

page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share by $        per share and the dilution per share to investors participating in this offering by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $        and decrease the dilution per share to investors participating in this offering by $        , assuming the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. A 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $        and increase the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full to purchase an additional          shares of our common stock in this offering, the pro forma as adjusted net tangible book value of our common stock would increase to $        per share, representing an immediate increase to existing stockholders of $        per share and an immediate dilution of $        per share to investors participating in this offering.

The following table summarizes as of September 30, 2017, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders, including with respect to the issuance of the Management Conversion Shares and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

The table and calculations above exclude:

•	10,130,793 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2017, at a weighted-average exercise price of $4.61 per share;

•	440,616 shares of redeemable convertible preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2017, at a weighted average exercise price of $3.04 per share, which warrants will become exercisable for shares of common stock upon the completion of this offering;

•	2,401,945 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2017, at a weighted-average exercise price of $2.03 per share;

•	2,577,465 shares of common stock issuable upon the exercise of performance-based warrants outstanding as of September 30, 2017, with milestones that will be deemed to be achieved upon completion of this offering and with an exercise price of $5.91 per share;

•	shares of common stock issuable upon exercise of warrants issued in connection with our Series G preferred stock financing outstanding as of September 30, 2017, at an exercise price of $0.0001 per share, with the actual number of shares issuable upon exercise of such warrants being equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price, which warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company;

•	1,188,092 shares of common stock reserved for issuance under our 2008 Stock Plan, which shares will cease to be available for issuance at the time our 2018 Equity Incentive Plan becomes effective;

•	shares of our common stock reserved for future issuance pursuant to our 2018 Equity Incentive Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

To the extent that options or warrants are exercised, new options or other securities are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the nine months ended September 30, 2016 and 2017 and the selected consolidated balance sheet data as of September 30, 2017 from unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2017.

When you read this selected consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands, except per share data)
Condensed Consolidated Statement of Operations:
Revenue	$77,634	$112,821	$76,400	$91,099
Costs and expenses:
FI Share and other third-party costs	47,691	66,285	44,986	50,886
Delivery costs(1)	4,803	6,127	4,729	5,095
Sales and marketing expense(1)	32,784	31,261	22,850	23,454
Research and development expense(1)	11,604	13,902	11,101	9,527
General and administrative expense(1)	18,197	21,355	16,240	14,738
Depreciation and amortization expense	2,194	4,219	3,432	2,303
Termination of U.K. agreement expense	—	25,904	25,904	—

Total costs and expenses	117,273	169,053	129,242	106,003

Operating loss	(39,639)	(56,232)	(52,842)	(14,904)

Interest expense, net	(1,484)	(6,170)	(3,623)	(6,427)
Change in fair value of warrant liability	914	(32)	639	(412)
Change in fair value of convertible promissory notes	—	(786)	(819)	(1,244)
Change in fair value of convertible promissory notes—related parties	—	(10,091)	(10,280)	6,213
Other income (expense), net	(432)	(2,385)	(1,726)	1,189

Loss before income taxes	(40,641)	(75,696)	(68,651)	(15,585)
Income tax benefit	16	—	—	—

Net loss	$(40,625)	$(75,696)	$(68,651)	$(15,585)

Adjustments to the carrying value of redeemable convertible preferred stock	(1,001)	(982)	(741)	(5,383)

Net loss attributable to common stockholders	$(41,626)	$(76,678)	$(69,392)	$(20,968)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(4.98)	$(8.12)	$(7.58)	$(1.67)

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016		2016	2017
	(in thousands, except per share data)
Weighted-average common shares outstanding, basic and diluted	8,363		9,446	9,150		12,559

Pro forma per share attributable to common stockholders, basic and diluted(3)		$			$

Pro forma weighted-average common shares outstanding, basic and diluted(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands)
Stock-based compensation expense:
Delivery costs	$97	$96	$68	$146
Sales and marketing expense	1,015	1,153	826	1,390
Research and development expense	386	574	419	691
General and administrative expense	955	1,624	928	1,480

Total stock-based compensation expense	$2,453	$3,447	$2,241	$3,707

(2)	See note (14) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(3)	Pro forma basic and diluted net loss per share represents pro forma net loss divided by the pro forma weighted-average shares of common stock outstanding. The pro forma net loss per share for the year ended December 31, 2016 and the nine months ended September 30, 2017 assumes (1) the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of December 31, 2016 and September 30, 2017, respectively, into common stock immediately prior to the closing of this offering and (2) the issuance of 149,679 Management Conversion Shares in full satisfaction of our obligations to certain of our executive officers and key employees pursuant to outstanding restricted securities units. See note (14) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of pro forma net loss per share attributable to common stockholders.

	As of December 31,		As of September 30,
	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,323	$22,838	$28,186
Accounts receivable, net	37,410	42,042	38,060
Working capital(1)	817	28,720	37,963
Total assets	82,290	86,859	93,415
Total debt	32,262	111,899	55,513
Total liabilities	84,390	157,672	102,587
Redeemable convertible preferred stock	160,061	146,022	196,077
Warrant liability	2,942	2,197	10,061
Additional paid-in capital	10,363	29,866	57,979
Accumulated deficit	(173,108)	(248,804)	(264,389)
Total stockholders’ deficit	(162,161)	(216,835)	(205,249)

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Cardlytics makes marketing more relevant and measurable through our purchase intelligence platform. With purchase data from more than 2,000 financial institutions, we have a secure view into where and when consumers are spending their money. By applying advanced analytics to this massive aggregation of purchase data, we make it actionable, helping marketers identify, reach and influence likely buyers at scale, and measure the true sales impact of their marketing spend. This collection of debit, credit, ACH, and bill pay data represented approximately $1.3 trillion in U.S. consumer spend in 2016. In 2016, our platform analyzed over 18.0 billion online and in-store transactions across more than 94.0 million accounts in the United States, representing one in five debit and credit card swipes in the United States.

We were founded in 2008 with the vision to transform commerce with purchase intelligence. Our first solution was Cardlytics Direct, our proprietary native bank advertising channel. Cardlytics Direct enables marketers to reach consumers through their trusted and frequently visited online and mobile banking channels. We have historically derived substantially all of our revenue from sales of Cardlytics Direct. For 2015, 2016 and the nine months ended September 30, 2017, our Cardlytics Direct revenue was $64.4 million, $97.8 million and $83.6 million, respectively. We designed our Other Platform Solutions to further leverage our intelligence platform and the massive, growing and actionable foundational data asset that we amassed with Cardlytics Direct. For 2015, 2016 and the nine months ended September 30, 2017, our Other Platform Solutions revenue was $13.2 million, $15.0 million and $7.5 million, respectively. Substantially all of our total Other Platform Solutions revenue in each of these periods was derived from sales of our Other Platform Solutions delivered as a managed service, which we discontinued as of July 31, 2017. Given that we are now focusing our efforts on more nascent Other Platform Solutions, we do not expect to generate substantial revenue from Other Platform Solutions for the foreseeable future.

Our partnerships with FIs provide us with access to their purchase data and online banking customers, which we leverage to deliver our solutions to marketers. From our inception through 2012, we focused our efforts on relationships with a few trusted FIs as we developed Cardlytics Direct. As our platform became more robust, we increased our FIs partnerships from 349 as of December 31, 2012 to 2,041 as of September 30, 2017 and grew key FI relationships, including with Bank of America, National Association, or Bank of America, PNC Bank, National Association, or PNC, and Lloyds TSB Bank plc, or Lloyds. Additionally, in the first quarter of 2018, we plan to launch a pilot implementation of Cardlytics Direct with Wells Fargo & Company, or Wells Fargo, directed at Wells Fargo customers located in Miami, Florida, Charlotte, North Carolina and San Francisco, California. We pay our FI partners an FI Share, which is a negotiated and fixed percentage of our billings to marketers less any consumer incentives that we pay to the FIs’ customers and certain third-party data costs. We have a minimum FI Share commitment with a certain FI partner totaling $10.0 million over a 12-month period following completion of certain milestones. As the amount of revenue that we can generate from marketers with respect to Cardlytics Direct is primarily a function of the number of active users on our FI partners’ digital banking platforms, we believe that the number of monthly active users, or FI MAUs, contributed by any FI partner is indicative of our level of dependence on such FI partner. During 2015, 2016 and the nine months ended

September 30, 2017, our largest FI partner, Bank of America, contributed approximately 50%, 47% and 51% of our total FI MAUs, respectively. Lloyds, our largest FI partner in the United Kingdom, contributed approximately 9%, 10% and 9% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively. Digital Insight Corporation, a subsidiary of NCR Corporation, or Digital Insight, contributed approximately 15%, 13% and 11% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively.

We sell our solutions pursuant to agreements that state the terms of the arrangement, the agreed-upon fee and, with respect to Cardlytics Direct, the fixed period of time the offers will be available to FI customers. Since we began selling Cardlytics Direct in 2012, our marketers’ spending with us has grown significantly. For example, marketers who first worked with us in 2012 spent 8.1 times their initial calendar year spend on Cardlytics Direct in 2016, marketers who first worked with us in 2013 spent 3.2 times their initial calendar year spend on Cardlytics Direct in 2016, marketers who first worked with us in 2014 spent 2.4 times their initial calendar year spend on Cardlytics Direct in 2016, and marketers who first worked with us in 2015 spent 1.8 times their initial calendar year spend on Cardlytics Direct in 2016. We work with leading marketers across a variety of industries, including 20 of the top 25 U.S. restaurant chains based on the Nation’s Restaurant News 2016 ranking, 23 of the top 50 U.S. retailers based on the National Retail Federation 2016 ranking, as well as three of the five largest U.S. cable and satellite television providers and three of the four largest U.S. wireless carriers based on 2016 U.S. subscriber counts.

We have experienced rapid growth in our revenue since inception. Our revenue, which excludes consumer incentives, was $53.8 million, $77.6 million and $112.8 million, for 2014, 2015 and 2016, respectively, representing a compound annual growth rate of 44.8%. Our revenue for the nine months ended September 30, 2017 was $91.1 million. For 2014, 2015, 2016 and the nine months ended September 30, 2017, our net loss was $38.9 million, $40.6 million, $75.7 million and $15.6 million, respectively. Our historical losses have been driven by our substantial investments in our platform and infrastructure, which we believe will enable us to expand the use of our platform by both FIs and marketers. In 2016, our net loss included a $25.9 million one-time non-cash charge related to the termination of our U.K. agreement with Aimia EMEA Limited and a $10.9 million non-cash charge related to the issuance and change in fair value of convertible promissory notes. In both 2015 and 2016, we derived 11% of our revenue outside the United States. In the nine months ended September 30, 2017, 12% of our revenue was derived outside the United States.

Our Business Model

Substantially all of our revenue is derived from our proprietary native banking channel, Cardlytics Direct. We also generate revenue from the sale of our Other Platform Solutions.

Cardlytics Direct

Our Cardlytics Direct solution is our proprietary native bank advertising channel that enables marketers to reach consumers through their trusted and frequently visited online and mobile banking channels. Working with a marketer, we design a campaign that targets customers based on their purchase history. The consumer is offered an incentive to make a purchase from the marketer within a specified period. We use a portion of the fees that we collect from marketers to provide these consumer incentives to our FIs’ customers after they make qualifying purchases, which we refer to as Consumer Incentives. Leveraging our powerful predictive analytics, we are able to create compelling Consumer Incentives that have the potential to increase return on advertising spend for marketers. We also pay our FI partners an FI Share. We have generated substantially all of our revenue from sales of Cardlytics Direct since inception.

We price Cardlytics Direct marketing in two primary ways: (1) Cost per Served Sale, or CPS, and (2) Cost per Redemption, or CPR. In both 2015 and 2016, CPS represented 67% of our revenue from Cardlytics Direct.

We developed our pricing models with the needs of marketers in mind. Given our ability to measure the actual performance of Cardlytics Direct in driving sales, we are able to offer marketers performance-based pricing models where they only pay us based on actual sales influenced by marketing through our native bank channel. These pricing models are designed to ensure that marketers realize an actual return on their advertising spend with us.

•	CPS. Our primary and fastest growing pricing model is CPS, which we created to meet the media buying preferences of marketers. We generate revenue by charging a percentage, which we refer to as the CPS Rate, of all purchases from the marketer by consumers (1) who are served marketing and (2) subsequently make a purchase from the marketer during the campaign period, regardless of whether consumers select the marketing and thereby become eligible to earn the applicable Consumer Incentive. We set CPS Rates for marketers based on our expectation of the marketer’s return on spend for the relevant campaign. Additionally, we set the amount of the Consumer Incentives payable for each campaign based on our estimation of our ability to drive incremental sales for the marketer. We seek to optimize the level of Consumer Incentives to retain a greater portion of billings. However, if the amount of Consumer Incentives exceeds the amount of billings that we are paid by the applicable marketer we are still responsible for paying the total Consumer Incentive. This has occurred infrequently and has been immaterial in amount for each of the periods presented.

•	CPR. Our initial pricing model is CPR, where marketers specify and fund the Consumer Incentive and pay us a separate negotiated, fixed marketing fee, or the CPR Fee, for each purchase that we generate. We generate revenue if the consumer (1) is served marketing, (2) selects the marketing and thereby becomes eligible to earn the applicable Consumer Incentive and (3) makes a qualifying purchase from the marketer during the campaign period. We set the CPR Fee for marketers based on our estimation of the marketers’ return on spend for the relevant campaign. The CPR Fee is either a percentage of qualifying purchases or a flat amount.

Other Platform Solutions

We also generate revenue from our Other Platform Solutions offerings. Our Other Platform Solutions enable marketers and marketing service providers to leverage the power of purchase intelligence outside the bank channel. For example, we use purchase intelligence to help marketers measure the impact of marketing campaigns outside of the Cardlytics Direct channel on in-store and online sales. To the extent that we use purchase intelligence derived from a specific FI customer’s anonymized purchase data in the delivery of our Other Platform Solutions, we pay the applicable FI an FI Share calculated based on the relative contribution of the data provided by the FI to the overall delivery of the solutions. Revenue from our Other Platform Solutions was $13.2 million, $15.0 million and $7.5 million in 2015, 2016 and the nine months ended September 30, 2017, respectively. In order to test the efficacy of our Other Platform Solutions, we historically used programmatic vendors to run marketing campaigns outside of the Cardlytics Direct channel, and thereby delivered our Other Platform Solutions primarily as a managed service. This allowed us to gain valuable expertise in leveraging our purchase intelligence outside the banking channel. With regard to delivery of our Other Platform Solutions as a managed service, we charged marketers a fee based on the number of impressions that we delivered for their marketing campaign, calculated on a cost per thousand impressions, or CPM, basis. Substantially all of our total Other Platform Solutions revenue in each of 2015, 2016 and the nine months ended September 30, 2017 was derived from sales of our Other Platform Solutions delivered as a managed service, which we discontinued as of July 31, 2017. Given that we are now focusing our efforts on more nascent Other Platform Solutions, we do not expect to generate substantial revenue from Other Platform Solutions for the foreseeable future, and we expect our overall Other Platforms Solutions revenue to decline in future periods compared to prior periods. Accordingly, our total revenue may decline in future periods if we are unable to generate sufficient offsetting revenue from sales of Cardlytics Direct.

Our revenue recognition policies for Cardlytics Direct and Other Platform Solutions are discussed in more detail under “Critical Accounting Policies.”

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future will be, primarily driven by the following factors:

•	Ability to Drive Additional Revenue from Cardlytics Direct. The revenue that we generate through our proprietary native bank advertising channels from each of our FI partners varies. This variance is typically a result of how long the program has been active, the user interface for the program and the FI’s efforts to promote the program. We continually work with FIs to improve their customers’ user experience, increase customer awareness, and leverage additional customer outreach channels like email. However, in certain cases, we may have little control over the design of the user interface that our FI partners choose to use or the extent to which they promote our solution to their customers. To the extent that our FI partners fail to increase engagement with our solutions within their customer bases, we may be unable to attract and retain marketers or their agencies and our revenue would suffer.

•	Ability to Increase Spend from Existing Marketers and Acquire New Marketers. Our performance depends on our ability to continue to increase adoption of our solutions within our existing marketer base and attract new marketers that invest meaningfully in marketing through our solutions. Our ability to increase adoption among existing marketers is particularly important in light of our land-and-expand business model. We believe that we have the opportunity to expand our marketer base with a focus on attracting new brands, retailers, service providers and new categories of marketers that will invest significantly in the use of purchase intelligence. We believe that we also have the opportunity to increase adoption of our solutions across our existing marketers. In order to expand and further penetrate our marketer base, we have made, and plan to continue to make, investments in expanding our direct sales teams and indirect sales channels, and increasing our brand awareness. However, our ability to continue to grow our marketer base is dependent upon our ability to compete within the evolving markets in which we participate.

•	Ability to Expand our FI Partner Network. Our ability to maintain and grow our revenue is contingent upon maintaining and expanding our relationships with our FI partners. Given our substantial investments to date in our intelligence platform and infrastructure, we believe that we will be able to add FIs to our network with modest incremental investment. Each new FI partner increases the size of our data asset, increasing the value of our solutions to both marketers and FIs that are already part of our network. Accordingly, we are focused on the continued expansion of our FI network to ensure that we have robust purchase data to support a broad array of incentive programs with respect to our Cardlytics Direct solution and to enrich our Other Platform Solutions. However, our sales and integration cycle with respect to our FI partners can be costly and long, and it is difficult to predict if or when we will be successful in generating revenue from a new FI relationship.

•	Ability to Integrate our Platform with Partners. We believe that we can improve the value proposition for marketers through the use of purchase intelligence. We intend to continue to partner with other media platforms, marketing technology providers, and marketing agencies that can utilize our platform to serve a broad array of customers. To facilitate these partnerships, we intend to focus on continued technological integration of our platform with those of complementary market participants. To the extent that we are unable to significantly expand our relationships with key market participants that can drive adoption of our Other Platform Solutions, we may be unable to grow our revenue from our Other Platform Solutions.

•

Ability to Innovate and Evolve Our Platform.  As we continue to grow our data asset and enhance our platform, we are developing new solutions and increasingly sophisticated analytical capabilities. Our future performance is significantly dependent on the investments that we make in our research and development efforts and in our ability to continue to innovate, improve functionality, and introduce new features and solutions that are compelling to our marketers and FIs. We intend to continue to invest in our platform, including by hiring top technical talent and focusing on core technology innovation.

Non-GAAP Measures and Other Performance Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. Our business metrics may be calculated in a manner different than similar business metrics used by other companies.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands, except ARPU) (in dollars, except MAU)
FI monthly active users (FI MAU)	38,957	43,927	42,733	53,694
Average revenue per user (ARPU)	1.65	2.23	1.54	1.56
Adjusted contribution	29,943	46,536	31,414	40,213
Adjusted EBITDA	(34,774)	(17,046)	(16,844)	(7,665)

Monthly Active Users

We define FI monthly active users, or FI MAUs, as unique customers of our FI partners that logged in and visited the online or mobile banking applications of, or opened an email from, our FI partners during a monthly period. We then calculate a monthly average of these FI MAUs for the periods presented. We believe that FI MAUs is an indicator of our and our FI partners’ ability to drive engagement with Cardlytics Direct and is reflective of the marketing base that we offer to marketers through Cardlytics Direct.

Average Revenue per User

We define average revenue per user, or ARPU, as the total GAAP Cardlytics Direct revenue generated in the applicable period, divided by the average number of FI MAUs in the applicable period. We believe that ARPU is an indicator of the value of our relationships with our FI partners with respect to Cardlytics Direct.

Adjusted Contribution

Adjusted contribution represents our revenue less our FI Share and other third-party costs. We review adjusted contribution for internal management purposes and believe that the elimination of our primary cost of revenue, FI Share and other third-party costs, can provide a useful measure for period-to-period comparisons of our core business. More specifically, we report our revenue gross of FI Share and other third-party costs, but net of any consumer incentives that we pay to our FIs’ customers. Adjusted contribution is not a measure calculated in accordance with GAAP. We believe that adjusted contribution provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Nevertheless, our use of adjusted contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies, including companies in our industry that have similar business arrangements, may address the impact of FI Share and other third-party costs differently. See note (15) to our consolidated financial statements appearing elsewhere in this prospectus for further details on our adjusted contribution by segment. See note (3) to the table contained in “Summary Consolidated Financial and Other Data—Non-GAAP Measures and Other Performance Metrics” for a reconciliation of adjusted contribution to revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP for 2015 and 2016 and the nine months ended September 30, 2016 and 2017, and a discussion of the limitations of adjusted contribution.

Adjusted EBITDA

Adjusted EBITDA represents our net loss before income tax benefit; interest expense, net; depreciation and amortization; stock-based compensation expense; change in fair value of warrant liability; change in fair value of convertible promissory notes; foreign currency (gain) loss; loss on extinguishment of debt; costs associated with financing events; restructuring costs; amortization and impairment of deferred FI implementation costs; and termination of U.K. agreement expense. We do not consider these excluded items to be indicative of our core operating performance. The items that are non-cash include change in fair value of warrant liability, change in fair value of convertible promissory notes, foreign currency (gain) loss, amortization of FI implementation costs, depreciation and amortization expense and stock-based compensation expense. Adjusted EBITDA is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding the allocation of capital and invest in initiatives that are focused on cultivating new markets for our solution. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with GAAP. See note (4) to the table contained in “Summary Consolidated Financial and Other Data—Non-GAAP Measures and Other Performance Metrics” for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP for 2015 and 2016 and the nine months ended September 30, 2016 and 2017, and a discussion of the limitations of adjusted EBITDA.

Segment Information

We have two reportable segments: Cardlytics Direct and Other Platform Solutions, as determined by the information that both our Chief Executive Officer and President and Chief Operating Officer, who we consider our chief operating decision makers, use to make strategic goals and operating decisions. Our Cardlytics Direct segment represents our proprietary native bank advertising channel. Our Other Platform Solutions segments represents solutions that enable marketers and marketing service providers to leverage the power of purchase intelligence outside the banking channel.

Seasonality

Our cash flows from operations vary from quarter to quarter, largely due to the seasonal nature of our marketers’ advertising spending. Many marketers tend to devote a significant portion of their marketing budgets to the fourth quarter of the calendar year to coincide with consumer holiday spending and to reduce spend in the first quarter of the calendar year.

Marketer Cohort Analysis

We have historically driven growth primarily by both increasing adoption of Cardlytics Direct within our existing marketer base and attracting new marketers that invest in marketing through Cardlytics Direct. With marketers spanning retail, restaurant, grocery, travel and subscription services industries, we believe that we have the opportunity to capture a greater proportion of our existing marketers’ overall marketing spend. Our growth strategy is dependent upon our ability to both increase spend from existing marketers and acquire new marketers. The chart below illustrates the aggregate amount that marketers in each cohort spent with us on Cardlytics Direct, inclusive of Consumer Incentives and FI Share payable, during each of the periods presented. Each cohort represents customers who made their initial purchase from us in a given fiscal year. The pre-2012 cohort represents all marketers who made their initial purchase from us between our inception and December 31, 2011; the 2012 cohort represents all marketers who made their initial purchase from us between January 1, 2012 and December 31, 2012; the 2013 cohort represents all marketers who made their initial purchase from us between January 1, 2013 and December 31, 2013; the 2014 cohort represents all marketers who made their initial purchase from us between January 1, 2014 and December 31, 2014; the 2015 cohort represents all marketers who made their initial purchase from us between January 1, 2015 and December 31, 2015; and the 2016 cohort represents all marketers who made their initial purchase from us between January 1, 2016 and December 31, 2016.

Components of Results of Operations

Revenue

We generate revenue from the sale of our Cardlytics Direct solution and our Other Platform Solutions. We sell our solutions by entering into agreements directly with marketers or their marketing agencies. These agreements state the terms of the arrangement, the agreed-upon fee and, with respect to Cardlytics Direct, the fixed period of time the offers will be available to FI customers. We generally bill for our solutions on a monthly basis following delivery of our solutions. We report revenue net of Consumer Incentives. See “Our Business Model” for additional information.

Cost and Expense

We classify our expenses into the following categories: FI Share and other third-party costs; delivery costs; sales and marketing expense; research and development expense; general and administrative expense; and depreciation and amortization expense.

FI Share and Other Third-Party Costs

FI Share and other third-party costs consist primarily of the FI Share that we pay our FI partners, media and data costs and, through June 30, 2016, allocation of revenue in the United Kingdom to Aimia EMEA Limited, or Aimia. In June 2016, we acquired full control of, and the right to retain all revenue with respect to, our business in the United Kingdom from Aimia. FI Share and other third-party costs also include the amortization or impairment of deferred implementation costs incurred pursuant to our agreements with certain FI partners and any incremental costs due to FIs as part of revenue commitment arrangements, as well as non-cash expense that we may incur from time to time upon the vesting of outstanding performance-based warrants to purchase shares of our common stock that we issued to certain FI partners, or the Performance Warrants. As of September 30, 2017, we have not recorded an expense associated with these Performance Warrants, as none of the performance conditions have been deemed to have been achieved. In connection with the consummation of this offering, we expect to incur $        million in a non-cash expense, based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, in the quarter in which this offering is completed as the vesting conditions on the Performance Warrants will be deemed to have been achieved upon completion of this offering. The actual non-cash expense that we will incur may be higher or lower than this estimate as it is a function of the actual initial public offering price.

Delivery Costs

Delivery costs consist primarily of personnel-related costs of our campaign, data operations and production support teams, including salaries, benefits, bonuses and payroll taxes, as well as stock-based compensation expense. Delivery costs also include hosting facility costs, internally developed and purchased or licensed software costs, outsourcing costs and professional services costs. As we add data center capacity and support personnel in advance of anticipated growth, our delivery costs will increase in absolute dollars and if such anticipated revenue growth does not occur, our delivery costs as a percentage of revenue will be adversely affected.

Sales and Marketing Expense

Sales and marketing expense consists primarily of personnel costs of our sales and marketing employees, including salaries, benefits, bonuses, commissions, incentive compensation and payroll taxes. Sales and marketing expense also includes stock-based compensation expense, professional fees, marketing programs such as trade shows, marketing materials, public relations, sponsorships and other brand building expenses, as well as outsourcing costs, travel and entertainment expenses and company funded consumer testing expenses for certain marketers that are not current customers. We expect that our sales and marketing expense will increase in absolute dollars as a result of hiring new sales representatives and as we invest to enhance our brand. Over time, we expect sales and marketing expenses will decline as a percentage of revenue.

Research and Development Expense

Research and development expense consists primarily of personnel costs of our research and development employees, including salaries, benefits and bonuses. Research and development expense also includes stock-based compensation expense, outsourcing costs, software licensing costs, professional fees and travel expenses. We focus our research and development efforts on improving our solutions and developing new ones. We expect research and development expense to increase in absolute dollars as we continue to create new solutions and improve the functionality of our existing solutions.

General and Administrative Expense

General and administrative expense consist of personnel costs and related expenses for executive, finance, legal, compliance, information technology and human resources personnel, including salaries, benefits, bonuses and incentive compensation. General and administrative expense also includes stock-based compensation expense, professional fees for external legal, accounting and other consulting, financing transaction costs, facilities costs such as rent and utilities, royalties, bad debt expense, travel expense and property and franchise taxes. We expect that general and administrative expenses will increase on an absolute dollar basis but decrease as a percentage of revenue as we focus on processes, systems and controls to enable the our internal support functions to scale with the growth of our business. We also anticipate increases to general and administrative expenses as we incur the costs of compliance associated with being a publicly traded company, including audit and consulting fees, as well as increased costs for directors’ and officers’ liability insurance.

Depreciation and Amortization Expense

Depreciation and amortization expense includes depreciation of property and equipment over the estimated useful life of the applicable asset as well as amortization of deferred patent and capitalized internal-use software development costs.

Termination of U.K. agreement expense

Termination of U.K. agreement expense reflects the value of the convertible promissory notes issued to Aimia in connection with the termination of our historical cooperation agreement in the United Kingdom. In June 2016, we acquired full control of, and the right to retain all revenue with respect to, our business in the United Kingdom from Aimia.

Interest Expense, Net

Interest expense, net consists of interest incurred on our outstanding debt instruments, as well as related discount amortization and financing costs, partially offset by interest income on our cash balances.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability represents adjustments to the fair value of warrants based upon changes in the fair value of the underlying stock.

Change in Fair Value of Convertible Promissory Notes Including Related Parties

In April, May, June and July 2016, we issued unsecured convertible promissory notes to certain of our directors, executive officers and existing stockholders in an aggregate principal amount of $27.0 million, at an interest rate of 10% per year, compounded annually. Change in fair value of convertible promissory notes represents adjustments to the fair value of our convertible promissory notes as a result of our election of the fair value option. In May 2017, these convertible promissory notes converted into shares of our redeemable convertible preferred stock.

Other Income (Expense), Net

Other income (expense), net consists primarily of gains and losses on foreign currency transactions and expenses recorded in connection with the termination of our historical term loan and line of credit.

Income Taxes

We have generated losses before income taxes in the United States, United Kingdom and most U.S. state income tax jurisdictions. We have generated historical net losses and recorded a full valuation allowance against our deferred tax assets. We expect to maintain a full valuation allowance in the near term. Due to our history of losses and our expectation of maintaining a full valuation allowance, we have not recorded an income tax provision or benefit during the periods presented. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

Results of Operations

The following table sets forth our condensed consolidated statements of operations:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands)

Revenue	$77,634	$112,821	$76,400	$91,099

Costs and expenses:
FI Share and other third-party costs	47,691	66,285	44,986	50,886
Delivery costs(1)	4,803	6,127	4,729	5,095
Sales and marketing expense(1)	32,784	31,261	22,850	23,454
Research and development expense(1)	11,604	13,902	11,101	9,527
General and administrative expense(1)	18,197	21,355	16,240	14,738
Depreciation and amortization expense	2,194	4,219	3,432	2,303
Termination of U.K. agreement expense	—	25,904	25,904	—

Total costs and expenses	117,273	169,053	129,242	106,003

Operating loss	(39,639)	(56,232)	(52,842)	(14,904)

Interest expense, net	(1,484)	(6,170)	(3,623)	(6,427)
Change in fair value of warrant liability	914	(32)	639	(412)
Change in fair value of convertible promissory notes	—	(786)	(819)	(1,244)
Change in fair value of convertible promissory notes—related parties	—	(10,091)	(10,280)	6,213
Other income (expense), net	(432)	(2,385)	(1,726)	1,189

Loss before income taxes	(40,641)	(75,696)	(68,651)	(15,585)

Income tax benefit	16	—	—	—

Net loss	$(40,625)	$(75,696)	$(68,651)	$(15,585)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands)
Stock-based compensation expense:
Delivery costs	$97	$96	$68	$146
Sales and marketing expense	1,015	1,153	826	1,390
Research and development expense	386	574	419	691
General and administrative expense	955	1,624	928	1,480

Total stock-based compensation expense	$2,453	$3,447	$2,241	$3,707

The following table sets forth our condensed consolidated statements of operations expressed as a percentage of revenue:

	Year Ended December 31,*		Nine Months Ended September 30,*
	2015	2016	2016	2017
Revenue	100%	100%	100%	100%

Costs and expenses:
FI share and other third-party costs	61	59	59	56
Delivery costs	6	5	6	6
Sales and marketing expense	42	28	30	26
Research and development expense	15	12	15	10
General and administrative expense	23	19	21	16
Depreciation and amortization expense	3	4	4	3
Termination of U.K. agreement expense	—	23	34	—

Total costs and expenses	151	150	169	116

Operating loss	(51)	(50)	(69)	(16)
Interest expense, net	(2)	(5)	(5)	(7)
Change in fair value of warrant liability	1	—	1	—
Change in fair value of convertible promissory notes	—	(1)	(1)	(1)
Change in fair value of convertible promissory notes—related parties	—	(9)	(13)	7
Other income (expense), net	(1)	(2)	(2)	1

Loss before income taxes	(52)	(67)	(90)	(17)
Income tax benefit	—	—	—	—

Net loss	(52)%	(67)%	(90)%	(17)%

*	Certain figures may not sum due to rounding.

Nine Months Ended September 30, 2016 and 2017

Revenue

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Revenue by solution:
Cardlytics Direct	$65,953	$83,615	$17,662	27%
Other Platform Solutions	10,447	7,484	(2,963)	(28)

Total revenue	$76,400	$91,099	$14,699	19%

Revenue increased by $14.7 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to an $17.7 million increase in revenue generated from sales of our Cardlytics Direct solution, partially offset by a $3.0 million decrease in revenue generated from sales of our Other Platform Solutions. Of this increase, $4.7 million related to sales of Cardlytics Direct to new marketers, while $13.0 million related to increased sales of Cardlytics Direct to existing marketers. Consumer Incentives increased from $41.7 million in the nine months ended September 30, 2016 to $42.1 million in the nine months ended September 30, 2017, which reflects our efforts to optimize the level of Consumer Incentives needed to drive incremental sales for marketers, and resulted in an increase in our revenue. Revenue from Other Platform Solutions consisted substantially of revenue from sales of our Other Platform Solutions delivered as a managed service. We expect revenue from Other Platform Solutions to decline in future periods compared to prior periods as we discontinued sales of Other Platform Solutions delivered as a managed service as of July 31, 2017.

Costs and Expenses

FI Share and Other Third-Party Costs

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
FI Share and other third-party costs by solution:
Cardlytics Direct	$39,228	$47,052	$7,824	20%
Other Platform Solutions	5,758	3,834	(1,924)	(33)

Total FI Share and other third-party costs	$44,986	$50,886	$5,900	13%

% of revenue	59%	56%

FI Share and other third-party costs increased by $5.9 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to an increase in revenue from sales of Cardlytics Direct, partially offset by a $1.8 million decrease in FI Share revenue commitments in excess of the FI Share otherwise earned by the applicable FI partners and a $1.2 million decrease as a result of us no longer allocating revenue and FI Share and other third-party costs to Aimia following termination of our cooperation agreement in June 2016. Other Platform Solutions FI Share and other third-party costs decreased $1.9 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to a decline in media and data costs as we began to shift our focus away from delivering Other Platform Solutions as a managed service.

Delivery Costs

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Delivery costs	$4,729	$5,095	$366	8%
% of revenue	6%	6%

Delivery costs increased by $0.4 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to a $0.3 million increase in personnel costs and a $0.1 million increase in software license costs.

Sales and Marketing Expense

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Sales and marketing expense	$22,850	$23,454	$604	3%
% of revenue	30%	26%

Sales and marketing expense increased by $0.6 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to a $1.5 million increase in commissions and personnel costs as a result of incremental sales, partially offset by a $0.4 million decrease in travel and entertainment costs and a $0.3 million decrease in professional fees.

Research and Development Expense

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Research and development expense	$11,101	$9,527	$(1,574)	(14)%
% of revenue	15%	10%

Research and development expense decreased by $1.6 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to a $1.2 million decrease in personnel costs associated with lower research and development headcount and a $0.5 million decrease in outsourcing and professional fee, partially offset by a $0.1 million increase in software licensing costs.

General and Administrative Expense

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
General and administrative expense	$16,240	$14,738	$(1,502)	(9)%
% of revenue	21%	16%

General and administrative expense decreased by $1.5 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to a $2.6 million decrease in financing transaction costs, a $0.7 million decrease in bad debt expense, partially offset by a $1.3 million increase in incentive compensation and a $0.2 million increase in professional fees.

Depreciation and Amortization Expense

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Depreciation and amortization expense	$3,432	$2,303	$(1,129)		(33)%
% of revenue	4%	3%

Depreciation and amortization expense decreased by $1.1 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, due to the suspension of certain development efforts that resulted in the write off of capitalized internal-use software development costs during the nine months ended September 30, 2016.

Termination of U.K. Agreement Expense

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Termination of U.K. agreement expense	$25,904	$—	$(25,904)	N/M
% of revenue	34%	—%

Termination of U.K. agreement expense was $25.9 million expense in the nine months ended September 30, 2016 and reflects the value of convertible promissory notes issued to Aimia in connection with the termination of our historical cooperation agreement in the United Kingdom.

Interest Expense, Net

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Interest expense, net	$(3,623)	$(6,427)	$(2,804)	77%
% of revenue	(5)%	(7)%

Interest expense, net increased by $2.8 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to interest payable on our new debt facilities entered into in 2016.

Change in Fair Value of Warrant Liability

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Change in fair value of warrant liability	$639	$(412)	$(1,051)	(164)%
% of revenue	1%	—%

Change in fair value of warrant liability decreased $1.1 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, due to a decrease in the value of our redeemable convertible preferred stock and common stock.

Change in Fair Value of Convertible Promissory Notes

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Change in fair value of convertible promissory notes	$(819)	$(1,244)	$(425)	52%
% of revenue	(1)%	(1)%

Change in fair value of convertible promissory notes reflects an increase in the value of our convertible promissory notes, which was driven by periodic valuations. In May 2017, these convertible promissory notes converted into shares of our redeemable convertible preferred stock.

Change in Fair Value of Convertible Promissory Notes—Related Parties

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Change in fair value of convertible promissory notes—related parties	$(10,280)	$6,213	$16,493	(160)%
% of revenue	(13)%	7%

Change in fair value of convertible promissory notes reflects a decrease in the value of our convertible promissory notes, which was driven by periodic valuations. In May 2017, these convertible promissory notes converted into shares of our redeemable convertible preferred stock.

Other Income (Expense), Net

	Nine Months Ended September 30,		2016 v. 2017 Change
	2016	2017	$	%
	(dollars in thousands)
Other income (expense), net	$(1,726)	$1,190	$2,916	(169)%
% of revenue	(2)%	1%

Other income (expense), net increased by $2.9 million in the nine months ended September 30, 2017 compared to the corresponding period in 2016, primarily due to an increase in the value of the British pound relative to the U.S. dollar.

Years Ended December 31, 2015 and 2016

Revenue

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Revenue by solution:
Cardlytics Direct	$64,447	$97,789	$33,342	52%
Other Platform Solutions	13,187	15,032	1,845	14

Total revenue	$77,634	$112,821	$35,187	45%

Revenue increased by $35.2 million in 2016 compared to 2015, primarily due to a $33.3 million increase in revenue generated from sales of our Cardlytics Direct solution. Of this increase, $12.1 million related to sales of Cardlytics Direct to new marketers, while $21.2 million related to increased sales of Cardlytics Direct to existing marketers. Consumer Incentives remained relatively consistent at $56.3 million in 2015 compared to $57.0 million in 2016, which reflects our efforts to optimize the level of Consumer Incentives needed to drive incremental sales for marketers, and resulted in an increase in our revenue. Revenue from Other Platform Solutions consisted substantially of revenue from sales of our Other Platform Solutions delivered as a managed service and increased by $1.8 million in 2016 compared to 2015, with such increase primarily driven by increased adoption of Other Platform Solutions delivered other than as a managed service. We do not expect to generate substantial revenue from Other Platform Solutions delivered as a managed service in future periods as we discontinued sales of Other Platform Solutions delivered as a managed service as of July 31, 2017.

Costs and Expenses

FI Share and Other Third-Party Costs

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
FI Share and other third-party costs by solution:
Cardlytics Direct	$38,664	$58,105	$19,441	50%
Other Platform Solutions	9,027	8,180	(847)	(9)
Total FI Share and other third-party costs	$47,691	$66,285	$18,594	39%

% of revenue	61%	59%

FI Share and other third-party costs increased by $18.6 million in 2016 compared to 2015, primary due to an increase in revenue from sales of Cardlytics Direct. In addition to an increase driven by the increase in revenue, the $18.6 million increase in FI Share and other third-party costs included a $2.6 million increase in FI share revenue commitments in excess of the FI Share otherwise earned by the applicable FI partners, partially offset by a $1.2 million decrease as a result of us no longer allocating revenue and FI Share and other third-party costs to Aimia following termination of our cooperation agreement in June 2016. Other Platform Solutions FI Share and other third-party costs decreased $0.8 million in 2016 compared to 2015, primarily due to a decline in media and data costs as we began to shift our focus away from delivering Other Platform Solutions as a managed service.

Delivery Costs

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Delivery costs	$4,803	$6,127	$1,324	28%
% of revenue	6%	5%

Delivery costs increased by $1.3 million in 2016 compared to 2015, primarily to support enhancements for existing FI partners and implementation for new FI partners. These costs include a $0.7 million increase in personnel-related costs for our campaign, data operations and production support teams and a $0.3 million increase in personnel costs and stock-based compensation expense.

Sales and Marketing Expense

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Sales and marketing expense	$32,784	$31,261	$(1,523)	(5)%
% of revenue	42%	28%

Sales and marketing expense decreased by $1.5 million in 2016 compared to 2015, primarily due to a $3.5 million decrease in marketing costs related to reductions in advertising and public relations expenses, reduced sponsorships and consumer testing expenses, and a $0.7 million decrease in outsourcing costs, offset by a $1.7 million increase in personnel cost associated with our additional sales and marketing headcount and a $1.4 million increase in incentive compensation as a result of incremental sales.

Research and Development Expense

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Research and development expense	$11,604	$13,902	$2,298	20%
% of revenue	15%	12%

Research and development expense increased by $2.3 million in 2016 compared to 2015, primarily due to a $0.8 million increase in personnel costs associated with our increased research and development headcount, a $1.1 million increase in incentive compensation and a $0.5 million increase in outsourcing costs.

General and Administrative Expense

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
General and administrative expense	$18,197	$21,355	$3,158	17%
% of revenue	23%	19%

General and administrative expense increased by $3.2 million in 2016 compared to 2015, primarily due to a $2.7 million increase in financing-related costs, offset by a $0.5 million decrease in professional services. Incentive compensation also increased by $1.1 million over the same period.

Depreciation and Amortization Expense

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Depreciation and amortization expense	$2,194	$4,219	$2,025	92%
% of revenue	3%	4%

Depreciation and amortization expense increased by $2.0 million in 2016 compared to 2015, primarily due to $1.2 million of accelerated amortization of internal-use software development costs and a $0.8 million increase in depreciation related to technology equipment.

Termination of U.K. Agreement Expense

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Termination of U.K. agreement expense	$—	$25,904	$25,904	N/A
% of revenue	—%	23%

Termination of U.K. agreement expense was $25.9 million expense in 2016 and reflects the value of convertible promissory notes issued to Aimia in connection with the termination of our historical cooperation agreement in the United Kingdom.

Interest Expense, Net

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Interest expense, net	$(1,484)	$(6,170)	$(4,686)	316%
% of revenue	(2)%	(5)%

Interest expense, net increased by $4.7 million in 2016 compared to 2015, primarily due to interest payable on our new debt facilities entered into in 2016.

Change in Fair Value of Warrant Liability

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Change in fair value of warrant liability	$914	$(32)	$(946)		(104)%
% of revenue	1%	—%

Change in fair value of warrant liability decreased in 2016 due to decreases in the value of our redeemable convertible preferred stock.

Change in Fair Value of Convertible Promissory Notes

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Change in fair value of convertible promissory notes	$—	$(786)	$(786)	N/A
% of revenue	—%	(1)%

Change in fair value of convertible promissory notes reflects an increase in the value of our convertible promissory notes, which was driven by periodic valuations.

Change in Fair Value of Convertible Promissory Notes—Related Parties

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Change in fair value of convertible promissory notes—related parties	$—	$(10,091)	$(10,091)	N/A
% of revenue	—%	(9)%

Change in fair value of convertible promissory notes reflects an increase in the value of our convertible promissory notes, which was driven by periodic valuations.

Other Income (Expense), Net

	Year Ended December 31,		2015 v. 2016 Change
	2015	2016	$	%
	(dollars in thousands)
Other income (expense), net	$(432)	$(2,385)	$(1,953)	452%
% of revenue	(1)%	(2)%

Other income (expense), net decreased by $2.0 million in 2016 compared to 2015, primarily due to the decrease in the value of the British pound relative to the U.S. dollar and $0.5 million debt extinguishment costs in 2016.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters in the period ended September 30, 2017. We have prepared the quarterly financial data on the same basis as the audited consolidated financial statements included in this prospectus. In our opinion, the quarterly financial data reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. This quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
Revenue by solution:
Cardlytics Direct	$15,051	$22,116	$16,257	$22,703	$26,993	$31,836	$24,454	$28,947	$30,214
Other Platform Solutions	3,712	4,734	3,085	3,186	4,176	4,585	2,427	3,865	1,192

Total revenue	18,763	26,850	19,342	25,889	31,169	36,421	26,881	32,812	31,406

Costs and expenses:
FI Share and other third-party costs	11,821	16,532	11,467	15,737	17,782	21,299	16,677	19,680	14,529
Delivery costs	1,359	1,191	1,596	1,568	1,565	1,398	1,553	1,896	1,646
Sales and marketing expense	8,732	8,985	7,576	7,752	7,522	8,411	7,232	7,920	8,302
Research and development expense	3,246	2,636	4,099	3,792	3,210	2,801	3,013	3,093	3,421
General and administration expense	4,422	5,476	5,171	6,470	4,599	5,115	4,689	4,773	5,276
Depreciation and amortization expense	578	703	709	805	1,918	787	765	767	771
Termination of U.K. agreement expense	—	—	—	13,637	12,267	—	—	—	—

Total costs and expenses	30,158	35,523	30,618	49,761	48,863	39,811	33,929	38,129	33,945

Operating loss	(11,395)	(8,673)	(11,276)	(23,872)	(17,694)	(3,390)	(7,048)	(5,317)	(2,539)

Other income (expense):
Interest expense, net	(331)	(488)	(534)	(934)	(2,155)	(2,547)	(2,644)	(2,020)	(1,763)
Change in fair value of warrant liability	56	1,090	148	421	71	(671)	(327)	(1,466)	1,381
Change in fair value of convertible promissory notes	—	—	—	(28)	(791)	32	(383)	(861)	—
Change in fair value of convertible promissory notes—related parties	—	—	—	(6,636)	(3,644)	190	(2,223)	8,436	—
Other income (expense), net	(327)	(209)	(258)	(581)	(888)	(659)	162	580	447

Total other income (expense)	(602)	393	(644)	(7,758)	(7,407)	(3,655)	(5,415)	4,669	65

Loss before income taxes	(11,997)	(8,280)	(11,920)	(31,630)	(25,101)	(7,045)	(12,463)	(648)	(2,474)
Income tax benefit	—	16	—	—	—	—	—	—	—

Net loss	$(11,997)	$(8,264)	$(11,920)	$(31,630)	$(25,101)	$(7,045)	$(12,463)	$(648)	$(2,474)

Quarterly Trends

Revenue

Our revenue has generally increased over the past nine quarters, driven primarily by increased sales to new marketers and increased sales to existing marketers. Our revenue is tied to our marketers’ advertising spending, which is traditionally strongest in the fourth quarter of each year and weakest in the first quarter of each year.

Cost of Revenue, Operating Expenses and Other Expenses

Cost of revenue generally increased during every quarter, primarily driven by increases in revenue. FI Share and other third-party costs are directly related to the amount of revenue that we generate, and therefore increased as our revenue increased. Our increased operating expenses reflect increases in headcount, investments made to continue growing our business and expenses related to the termination of our U.K. agreement. Total other expense increased over the periods presented, driven primarily by convertible promissory notes issued over the course of 2016.

Liquidity and Capital Resources

Through September 30, 2017, we have incurred accumulated net losses of $264.4 million since inception, including losses of $40.6 million and $75.7 million for the years ended December 31, 2015 and 2016 and net losses of $68.7 million and $15.6 million for the nine months ended September 30, 2016 and 2017, respectively. We expect to incur additional operating losses as we continue our efforts to grow our business. We have historically financed our operations and capital expenditures through convertible note financings and private placements of our redeemable convertible preferred stock, as well as lines of credit and term loans. We have received net proceeds of $196.2 million from the issuance of preferred stock and convertible promissory notes through September 30, 2017. Our historical uses of cash have primarily consisted of cash used in operating activities to fund our operating losses and working capital needs.

As of September 30, 2017, we had $28.2 million in cash and cash equivalents and $5.9 million of available borrowings under our line of credit. As of September 30, 2017, we had $1.1 million in cash and cash equivalents in the United Kingdom. While our investment in Cardlytics UK Limited is not considered indefinitely invested, we do not plan to repatriate these funds. As of September 30, 2017, we had $24.5 million outstanding under our line of credit and $32.1 million outstanding under our term loan. In connection with our line of credit, we are subject to financial covenants that include a requirement of a total cash balance plus availability under the line of credit of not less than $5 million and a moving minimum trailing twelve month revenue covenant.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the enhancement of our platform, the introduction of new solutions and the continued market acceptance of our solutions. We expect to continue to incur operating losses for the foreseeable future and may require additional capital resources to continue to grow our business. We believe that current cash and cash equivalents will be sufficient to fund our operations and capital requirements for at least the next 12 months following the date our consolidated financial statements were issued. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all.

The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands)
Cash and cash equivalents at beginning of period	$51,198	$27,609	$27,609	$22,968
Net cash used in operating activities	(29,158)	(32,498)	(29,719)	(16,571)
Net cash used in investing activities	(6,301)	(2,545)	(2,114)	(1,099)
Net cash from financing activities	11,927	30,809	26,087	22,631
Effect of exchange rates on cash and cash equivalents	(57)	(407)	(178)	257

Cash and cash equivalents at end of period	$27,609	$22,968	$21,685	$28,186

Sources of Funds

Series G Preferred Stock Financing

In May 2017, we sold an aggregate of 1,385,358 shares of our Series G redeemable convertible preferred stock, including to certain of our existing stockholders, at a price of $8.61895 per share for aggregate gross proceeds of approximately $11.9 million. In connection with the issuance of our Series G redeemable convertible preferred stock, we issued warrants to purchase an aggregate number of shares of our common stock equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price, which warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company.

Issuance of Convertible Notes

In April, May, June and July 2016, we raised capital through the issuance of unsecured convertible promissory notes, or collectively, the Existing Stockholder Notes, to certain of our existing stockholders in an aggregate principal amount of $27.0 million, at an interest rate of 10% per year, compounded annually. The maturity date of the Existing Stockholder Notes, or the Maturity Date, was the earliest to occur of: (1) a date after April 26, 2018, as specified by the holders of a majority of the aggregate unpaid principal amount outstanding under the Existing Stockholder Notes, (2) our liquidation, dissolution or wind up, including a sale of all or substantially all of our assets or a majority of our voting power or (3) an event of default under the Existing Stockholder Notes. The Existing Stockholder Notes were subordinate to our existing credit facilities with National Electrical Benefit Funds, Ally Bank and Pacific Western Bank described below. In February 2017, we extended the Maturity Date of the Existing Stockholder Notes to the earliest to occur upon the earliest of April 26, 2019 or the occurrence of the events specified in clauses (2) or (3) above. The Existing Stockholder Notes were convertible into shares of our capital stock, depending on certain triggering events. In May 2017, upon the closing of the Series G preferred stock financing described above, the convertible promissory notes converted into an aggregate of 5,183,015 shares of Series G’ redeemable convertible preferred stock.

Loan and Security Agreements and Term Loans

Current Credit Agreements

In July 2016, we entered into a credit agreement, or the Term Loan, for a term loan with National Electrical Benefit Fund as lender, or the Lender, and Columbia Partners, L.L.C as investment manager. As of September 30, 2017, there was approximately $32.1 million outstanding under the Term Loan. The Term Loan is secured by substantially all of our assets and carries a fixed interest rate equal to (1) 13.25%, of which 3% is payable in cash and the remaining 10.25% is payable in-kind or (2) 11.25%, if our adjusted EBITDA for the four most recent trailing fiscal quarters then-ended is greater than $1.0 million and we are not in an event of default, of which 3% is payable in cash and the remaining 8.25% is payable in-kind. The Term Loan expires in July 2019.

The Term Loan contains customary affirmative and negative covenants, including restrictions on mergers, acquisitions and dispositions of assets, incurrence of indebtedness and encumbrances on our assets and restrictions on payments of dividends. The Term Loan also requires us to maintain a total cash balance and unrestricted availability under our senior line of credit of not less than $3.0 million. Once we have achieved an adjusted EBITDA of at least $1.0 million for two consecutive fiscal quarters, this cash balance requirement will be permanently waived. The Term Loan contains customary event of default provisions, including in the event of a change of control, the occurrence of which could lead to an acceleration of our obligations under the Term Loan.

Pursuant to the Term Loan, we granted National Electrical Benefit Fund a warrant to purchase 388,500 shares of our common stock at a price per share of $5.00. We also issued to National Electrical Benefit Fund an unsecured convertible promissory note in an aggregate principal amount of $6.0 million, at an interest rate of 10% per year, compounded annually. This unsecured convertible promissory note was issued under the same terms as the Existing Stockholder Notes.

In April 2017, we amended our Term Loan to remove the acceleration of our repayment upon an initial public offering and reduce the interest rate by 0.5% subsequent to an initial public offering. In June 2017, we amended and restated our Term Loan to permit us to borrow an additional $5.0 million. In connection with this amendment, we issued National Electrical Benefit Fund warrants to purchase up to an aggregate of 70,000 shares of common stock at a price per share of $6.92.

In September 2016, we entered into a loan and security agreement, or the Line of Credit, with Ally Bank and Pacific Western Bank. Under the Line of Credit, we are able to borrow up to the lesser of $50.0 million or 85% of the amount of our eligible accounts receivable. The line of credit is secured by substantially all of our assets and carries a floating interest rate equal to the prime rate in effect from time to time plus 3.5%, not to be less than 7.0% per year, provided that in no event will the accrued interest payable be less than $87,500 per month. All other amounts borrowed are to be paid in full on the maturity date in March 2019. As of September 30, 2017, there was $24.5 million outstanding under the line of credit.

The Line of Credit contains customary affirmative and negative covenants, including restrictions on mergers, acquisitions and dispositions of assets, incurrence of indebtedness and encumbrances on our assets and restrictions on payments of dividends. The Line of Credit also requires us to maintain a total cash balance plus liquidity under the line of credit of not less than $5.0 million.

The Line of Credit also contains a moving minimum trailing twelve month revenue covenant, which was $115.0 million for the period ended September 30, 2017. The Line of Credit contains customary event of default provisions, including in the event of a material adverse change, the occurrence of which would allow the lenders to cease making advances and accelerate repayment of all the then outstanding amounts.

Terminated Loan Agreements

We were party to an Amended and Restated Loan and Security Agreement, or the Repaid Line of Credit, for a line of credit with Silicon Valley Bank, as lender. Under the line of credit, we were able to borrow up to the lesser of $25.0 million or 80% of eligible accounts receivable. The Repaid Line of Credit also required us to maintain a minimum adjusted quick ratio of at least 1.00:1.00. We were not in compliance with the financial covenant related to our quick ratio during September and October 2015. On October 14, 2015, we entered into a First Loan Modification Agreement, providing a waiver for these defaults as well as updating the financial covenant and springing lockbox feature. Under the amended terms, the financial covenants include a $10.0 million minimum cash balance and minimum quarterly profitability thresholds, and the springing lockbox feature was based on maintaining a $15.0 million minimum cash balance. We were not in compliance with our minimum quarterly profitability threshold during the fourth quarter of 2015. In February 2016, we obtained a waiver from the lender of this default. On June 16, 2016, we entered into a Second Loan Modification Agreement, providing for changes to the interest rate and additional terms. On July 21, 2016, we entered into a Third Loan Modification Agreement, approving a subordinated credit agreement and changing requirements regarding additional financing. On July 29, 2016, we entered into a Fourth Loan Modification Agreement, altering various financial covenants. We paid off this loan in full on September 12, 2016.

We were also party to an Amended and Restated Loan and Security Agreement, or the Repaid Term Loan, for growth capital advances with Gold Hill Capital 2008, L.P. and Silicon Valley Bank, as lenders, pursuant to which we received loans of $2.0 million in 2010, $10.0 million in 2012 and approximately $1.2 million in 2015. We paid off this loan in full in July 2016.

Uses of Funds

Our collection cycles can vary from period to period based on the payment practices of our marketers and their agencies. We are typically obligated to pay Consumer Incentives with respect to our Cardlytics Direct solution by the end of the month following redemption, regardless of whether we have collected payment from a marketer or its agency. We are generally obligated to pay our FI partners’ FI Share by the end of the month following our collection of payment from the applicable marketer or its agency. As a result, timing of cash receipts from our marketers can significantly impact our cash provided by (used in) operating activities for any period. Further, the timing of payment of commitments and implementation fees to our FI partners may also result in variability of our cash provided by (used in) operating activities for any period. During the first quarter of the calendar year, our working capital needs increase due to the seasonality of our business, which may exacerbate any lag between the timing of our payment of Consumer Incentives and our receipt of payment from marketers and their agencies. These cash flow dynamics may change over time as we continue to grow sales of our Other Platform Solutions as a percentage of revenue.

Operating Activities

Cash used in operating activities is primarily driven by our operating losses. We expect that we will continue to use cash from operating activities in 2017 as we invest in our business.

Operating activities used $16.6 million of cash in the nine months ended September 30, 2017, which reflected growth in revenue from new customers, offset by continued investment in our operations. Cash used in operating activities reflected our net loss of $15.6 million, including a $8.3 million change in our net operating assets and liabilities, partially offset by non-cash charges of $7.3 million. The non-cash charges primarily related to depreciation and amortization expense and stock-based compensation expense. The change in our net operating assets and liabilities was primarily due to a $5.2 million increase in FI Share liability, a $3.3 million decrease in accounts receivable resulting from seasonally lower sales during the third quarter of 2017 compared to the fourth quarter of 2016 and a $1.3 million increase in accounts payable and accrued expenses.

Operating activities used $29.7 million of cash in the nine months ended September 30, 2016, which reflected growth in revenue, offset by continued investment in our operations. Cash used in operating activities reflected our net loss of $68.7 million, a $11.1 million change in our operating assets and liabilities and non-cash charges of $50.0 million, primarily related to the termination of our U.K. agreement, the change in fair value of our convertible promissory notes, expenses associated with obtaining financing, stock-based compensation expense and depreciation and amortization expense. The change in our net operating assets and liabilities was primarily due to a $5.5 million increase in deferred FI implementation costs, a $4.0 million decrease in accrued consumer incentives resulting from seasonally higher sales during the fourth quarter of 2015 and a $5.3 million decrease in accounts payable and accrued expenses, partially offset by a $1.1 million decrease in accounts receivable resulting from seasonally lower sales during the third quarter of 2016 compared to the fourth quarter of 2015.

Operating activities used $32.5 million of cash in 2016, which reflected growth in revenue from new customers and changes to our pricing model, offset by continued investment in our operations. Cash used in operating activities reflected our net loss of $75.7 million and a $13.9 million change in our net operating assets and liabilities, partially offset by non-cash charges of $57.1 million. The non-cash charges primarily related to the termination of the U.K. cooperation agreement, depreciation and amortization expense, and stock-based compensation expense. The change in our net operating assets and liabilities was primarily due to an $8.2 million increase in deferred FI implementation costs, a $5.8 million increase in accounts receivable resulting from additional sales, and a $5.2 million increase in accounts payable and accrued expenses.

Operating activities used $29.2 million of cash in 2015, which reflected growth in revenue, offset by continued investment in our operations. Cash used in operating activities reflected our net loss of $40.6 million, partially offset by a change in our operating assets and liabilities of $6.1 million and non-cash charges of $5.3 million primarily related stock-based compensation expense and depreciation and amortization expense. The change in our net operating assets and liabilities was primarily due to a $13.2 million increase in operating liabilities, partially offset by a $7.5 million increase in accounts receivable and deferred FI implementation costs.

Investing Activities

Our cash flows from investing activities are primarily driven by our investments in, and purchases of, property and equipment. We expect that we will continue to use cash for investing activities in 2017 as we continue to invest in and grow our business.

Investing activities used $1.1 million in cash in the nine months ended September 30, 2017. Our investing cash flows during this period primarily consisted of purchases of technology hardware.

Investing activities used $2.1 million in cash in the nine months ended September 30, 2016. Our investing cash flows during this period primarily consisted of purchases of technology hardware and software.

Investing activities used $2.5 million in cash in 2016. Our investing cash flows during 2016 primarily consisted of purchases of technology hardware and software.

Investing activities used $6.3 million in cash in 2015. Our investing cash flows during 2015 primarily consisted of purchases for leasehold improvements to our new corporate headquarters, purchases of our new transaction data storage and analysis systems and purchases of software to support our growth.

Financing Activities

Our cash flows from financing activities have primarily been comprised of net proceeds from our borrowings under our debt facilities.

Financing activities provided $22.6 million in cash during the nine months ended September 30, 2017. Our financing activities during this period consisted primarily of the issuance of $11.9 million of redeemable convertible preferred stock, $5.0 million of borrowings under our Term Loan and $7.5 million of borrowings under our Line of Credit, partially offset by equity issuance costs of $2.2 million.

Financing activities provided $26.1 million in cash during the nine months ended September 30, 2016. Our financing activities during this period primarily consisted of $27.0 million of proceeds from the sale of convertible promissory notes, $19.0 million of borrowings under our Term Loan and $15.3 million of borrowings under our Line of Credit, partially offset by a $32.0 million extinguishment of our Repaid Line of Credit and Repaid Term Loan.

Financing activities provided $30.8 million in cash in 2016. Our financing activities during 2016 primarily consisted of $24.0 million of borrowings under our Term Loan, $27.0 million from the issuance of our Existing Stockholder Notes, $15.3 million of borrowing under our Line of Credit, offset by a $32.0 million extinguishment of our Repaid Term Loan and our Repaid Line of Credit.

Financing activities provided $11.9 million in cash in 2015. Our financing activities during 2015 primarily consisted of $12.1 million of borrowings under our Repaid Line of Credit.

Contractual Obligations & Commitments

The following table summarizes our commitments to settle contractual obligations as of December 31, 2016:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Debt(1)	$—	$40,601	$—	$—	$40,601
Capital leases(2)	99	64	37	—	200
Operating leases(3)	2,290	4,837	3,631	5,877	16,635
FI implementation costs(4)	11,150	—	—	—	11,150

Total	$13,539	$45,502	3,668	$5,877	$68,586

(1) Amount represents $15.7 million of our Line of Credit and $24.9 million of our Term Loan. Also included in this balance are principal and interest payments due under our Line of Credit and our Term Loan. Accrued interest included in this amount is $1.3 million. Amount excludes $53.6 million principal and interest payments due under our convertible promissory notes, which converted into shares of our redeemable convertible preferred stock and common stock in May 2017.

(2) Capital leases represent principal payments.

(3) Operating lease obligations represent future minimum lease payments under our non-cancelable operating leases with an initial term in excess of one year.

(4) FI implementation costs represent gross amounts due to FIs for implementation of certain of our solutions. These agreements allow for $4.4 million and $5.0 million to be reimbursed to us through future reductions to FI Share in 2017 and 2018, respectively.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table above does not include obligations under agreements that we can cancel without a significant penalty.

As a result of not meeting a minimum FI Share commitment in 2016, we were required to pay an FI partner $2.6 million in March 2017, which we had accrued as of December 31, 2016. We also have a minimum FI Share commitment to a certain FI partner totaling $10.0 million over a 12-month period upon completion of milestones which have not yet been met. Also, unrecognized tax benefits totaled $0.6 million as of December 31, 2016. The table above does not include these obligations.

In 2017, we entered into agreements with certain FI partners to fund implementation and development costs of $0.9 million and $9.3 million in 2017 and 2018, respectively, of which $5.0 million will be reimbursed to us through reductions in FI Share in 2019.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note (2) to our consolidated financial statements beginning on page F-1 of this prospectus for a description of our other significant accounting policies.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition, on a transaction when all of the following conditions have been satisfied:

•	persuasive evidence of an agreement exists;

•	the solution has been provided to the customer;

•	fees are fixed or determinable; and

•	the collection of the fees is reasonably assured.

If any of these criteria are not met, revenue recognition is deferred until such time that all of the criteria are met. Our deferred revenue is primarily comprised of payments received in advance for Cardlytics Direct marketing campaigns.

We sell our solutions by entering into agreements directly with marketers or their marketing agencies. Persuasive evidence of an arrangement is considered to exist and the fee is considered fixed and determinable upon the execution of an agreement. With respect to our Cardlytics Direct solution, the solution is deemed to have been provided to the marketer as FIs’ customers make qualifying purchases during the marketing campaign term. With respect to Other Platform Solutions, the solution is deemed to have been provided (1) for non-managed service campaigns, when we deliver the purchase intelligence to the marketer and (2) for managed service campaigns, when the digital advertising impressions contemplated by the campaign have been served to targeted consumers. We determine collectability upfront and on an on-going basis by performing credit evaluations and monitoring our marketers’ accounts receivable balances.

Gross/Net Consideration

We evaluate the appropriateness of revenue recognition on a gross or net basis by considering the indicators outlined within ASC Topic 605-45, Revenue Recognition—Principal Agent Considerations and ASC Topic 605-50, Customer Payments and Incentives. We consider the nature of the costs and risks associated with the indicators present in evaluating the substance of an arrangement. We consider the relative strength of each indicator and certain factors may be assessed to carry more weight in the evaluation.

Consumer Incentives

We report our revenue on our consolidated statement of operations net of Consumer Incentives. We generally pay Consumer Incentives only with respect to our Cardlytics Direct solution. We do not provide the goods or services that are purchased by our FIs’ customers from the marketers to which the Consumer Incentives relate. Accordingly, the marketer is deemed to be the principal in the relationship with the customer and, therefore, the Consumer Incentive is deemed to be a reduction in the purchase price paid by the customer for the marketer’s goods or services. While we are responsible for remitting Consumer Incentives to our FI partners for further payment to their customers, we function solely as an agent of marketers in these arrangements. We paid $56.3 million and $57.0 million in Consumer Incentives in 2015 and 2016, respectively.

Accounts receivable is recorded at the amount of gross billings to marketers, net of allowances, for the fees and Consumer Incentives that we are responsible to collect. Our accrued liabilities also include the amount of Consumer Incentives due to FI partners. As a result, accounts receivable and accounts payable may appear large in relation to revenue, which is reported on a net basis.

FI Share and Other Third-Party Costs

We report our revenue on our consolidated statement of operations gross of FI Share. FI Share is included in FI share and other third-party costs in our consolidated statements of operations, rather than as a reduction of revenue, because we and not our FI partners act as the principal in our arrangements with marketers. We are responsible for fulfillment and acceptability of the solutions purchased by marketers. We also have latitude in establishing the price of our solutions, have discretion in supplier selection and earn variable amounts. FIs only supply consumer purchase data and digital marketing space and have no involvement in the marketing campaigns or relationship (contractual or otherwise) with marketers.

We report our revenue on our consolidated statement of operations gross of media costs. We incur media costs in connection with the delivery of managed services with respect to our Other Platform Solutions. Media costs are included in FI share and other third-party costs in our consolidated statements of operations, rather than as a reduction of revenue, because we and not exchanges or digital publishers act as the principal in our arrangements with marketers.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Valuation allowances are provided when we determine that it is more likely than not that all of, or a portion of, deferred tax assets will not be utilized in the future.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Estimates of future taxable income are based on assumptions that are consistent with our plans. Assumptions represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. If actual amounts differ from our estimates, the amount of our tax expense and liabilities could be materially impacted.

We have recorded a full valuation allowance related to our deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

We recognize the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date, and then, only in an amount more likely than not to be sustained upon review by the tax authorities. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Stock-Based Compensation

We measure and recognize compensation expense for all stock options based on the estimated fair value of the award on the grant date. We use the Black-Scholes option pricing model to estimate the fair value of stock option awards. The fair value is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service. Forfeitures are accounted for when they occur. We recognize the fair value of stock options which contain performance conditions based upon the probability of the performance conditions being met. We have not issued awards where vesting is subject to a market condition; however, if we were to grant such awards in the future, recognition would be based on the derived service period. Expense for awards with performance conditions are estimated and adjusted on a quarterly basis based upon our assessment of the probability that the performance condition will be met.

The determination of the grant date fair value of options using an option pricing model is affected principally by our estimated common stock fair value and requires management to make a number of other assumptions, including the expected life of the option, the volatility of the underlying stock, the risk-free interest rate and expected dividends. The assumptions used in our Black-Scholes option-pricing model represent management’s best estimates at the time of grant. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future. For more information refer to notes (2) and (6) to the consolidated financial statements.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. As our common stock has not historically been publicly traded, we estimated the fair value of common stock. See “—Fair Value of Common and Preferred Stock.”
•	Expected Term. The expected term represents the period that our stock options are expected to be outstanding. We calculated the expected term using the simplified method based on the average of each option’s vesting term and the contractual period during which the option can be exercised, which is typically 10 years following the date of grant.
•	Expected Volatility. The expected volatility was based on the historical stock volatility of several of our comparable publicly traded companies over a period of time equal to the expected term of the options, as we do not have any trading history to use the volatility of our own common stock.
•	Risk-Free Interest Rate. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities appropriate for the term of the award.
•	Expected Dividend Yield. We have not paid dividends on our common stock nor do we expect to pay dividends in the foreseeable future.

The following table reflects the weighted average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2017
Expected term (years)	7.0	7.0	7.0
Expected volatility	51-55%	51-56%	49-50%
Risk-free interest rate	1.6-1.9%	0.5-2.1%	2.0-2.2%
Expected dividend yield	0%	0%	0%

Fair Value of Common and Preferred Stock

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our stock options and shares of preferred stock underlying warrants were estimated on each grant date by our board of directors. In order to determine the fair value of our common and preferred stock, our board of directors considered, among other things, contemporaneous valuations of our common and preferred stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Given the absence of a public trading market of our capital stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common and preferred stock, including:

•	contemporaneous third-party valuations of our common and preferred stock;
•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;
•	our business, financial condition and results of operations, including related industry trends affecting our operations;
•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company;
•	the lack of marketability of our common and preferred stock;
•	the market performance of comparable publicly traded technology companies; and
•	U.S. and global economic and capital market conditions and outlook.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from June 30, 2016, as well as the associated per share exercise price and the estimated fair value per share of our common stock as of the grant date:

Grant Date	Number of Options Granted (#)	Exercise Price per Share of Common Stock ($)		Estimated Fair Value Per Share of Common Stock ($)
August 2, 2016	2,720,525	5.00		4.48
August 4, 2016	615,331	5.00		4.48
September 15, 2016	1,875	5.00		4.47
October 14, 2016	200,000	5.00		4.46
November 17, 2016	100,000	5.00		4.46
December 6, 2016	200,000	5.00		5.67
February 3, 2017	243,700	4.46		6.12
April 1, 2017	1,371,676	6.12		7.04
April 3, 2017	5,000	6.12		7.04
April 4, 2017	1,500	6.12		7.04
April 26, 2017(1)	4,450	7.61		6.15
May 4, 2017(1)	1,050,000	7.61		6.15
July 18, 2017	78,125	7.61		6.19
December 15, 2017	115,000		(2)		(2)

(1) These options were deemed granted for financial reporting purposes on July 7, 2017 when the exercise price was determined.

(2) Exercise price per share and fair value per share will be the greater of the estimated fair market value per share of our common stock as set forth in the most recent valuation performed by an unrelated third-party valuation firm or the initial public offering price of our common stock.

Based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of vested and unvested stock options outstanding as of September 30, 2017 was $        million and $        million, respectively. In 2016, we extended the exercise period of vested stock options held by employees affected by our reduction in force and recognized less than $0.1 million of additional expense related to these modifications, which expense is not reflected in the table above.

Common and Preferred Stock Valuation Methodology

In valuing our common and preferred stock, our board of directors determined the equity value of our business generally using a combination of the income approach and the market approach valuation methods.

The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived based on an analysis of the cost of capital of comparable publicly traded companies in similar lines of business, as of each valuation date, and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in a similar line of business. The market multiples are based on relevant metrics implied by the price that investors have paid for the equity of publicly traded companies. Given our significant focus on investing in and growing our business, we primarily utilized the forward-looking revenue multiple when performing valuation assessments under the market approach and considered both trading and transaction multiples. When considering which companies to include as our comparable industry peer companies, we focused on U.S.-based publicly traded companies that were broadly comparable to us based on consideration of industry, market and line of business. From the comparable companies, a representative market value multiple was determined and applied to our operating results to estimate the value of our company. The market value multiple was determined based on consideration of multiples of revenue to each of the comparable companies’ last 12-month revenue and the forecasted future 12-month revenue. In addition, the market approach considers initial public offering, or IPO, and merger and acquisition transactions involving companies similar to the company’s business being valued. Multiples of revenue are calculated for these transactions and then applied to the business being valued, after reduction by an appropriate discount.

Once an equity value was determined, we utilized the probability-weighted expected return method, or PWERM, to allocate the overall value of equity to the various share classes. The PWERM relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, including an IPO and non-IPO scenarios, are weighted based on the estimated the probability of each scenario. The PWERM is used when discrete future outcomes can be predicted with reasonable certainty based on a probability distribution. We relied on the PWERM to allocate the value of equity under a liquidity scenario. The projected equity value relied upon in the PWERM scenario was based on (1) guideline IPO transactions involving companies that were considered broadly comparable to us and (2) our expectation of the pre-money valuation that we needed to achieve to consider an IPO as a viable exit strategy. See note (9) to our consolidated financial statements appearing elsewhere in this prospectus for further details on our valuation methodology.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the Nasdaq Global Market.

Fair Value of Convertible Promissory Notes

The redemption features included in the terms of our convertible promissory notes were determined to be derivative liabilities due to a significant discount within the redemption features for the note holders. Embedded derivatives that are not clearly and closely related to the host contract are required to be bifurcated and recorded at fair value unless the fair value option is elected on the host contract. Under the fair value option, bifurcation of the embedded derivative is not necessary as all related gains (losses) on the host contract and derivative will be reflected in the consolidated statements of operations. We elected the fair value option for the Existing Stockholder Notes and Aimia Notes and recognized losses from their initial measurement. Initial losses of $7.6 million related to the Existing Stockholder Notes is recorded in change in fair value of convertible promissory notes and the initial loss of $7.9 million related to the Aimia Notes is recorded in termination of U.K. agreement expense on our consolidated statements of operations. Subsequent changes in fair value of the Existing Stockholder Notes and Aimia Notes are included in change in fair value of convertible promissory notes on our consolidated statements of operations.

To determine the fair value of our convertible promissory notes, we utilized key assumptions from the PWERM, as shown above. Under this method, we considered the redemption features of the convertible promissory notes, as described in note (5) to our consolidated financial statements appearing elsewhere in this prospectus, to determine the fair value under discrete future outcomes, including IPO and non-IPO scenarios. We weighted the fair values based on the estimated probability of each scenario to determine the overall fair value of the convertible promissory notes as of the balance sheet date. See note (9) to our consolidated financial statements appearing elsewhere in this prospectus for further details on our valuation methodology.

Fair Value of Preferred Stock Warrants

We derived the fair value of the preferred stock warrants using key assumptions from the PWERM, as shown above, and an interpolation methodology that considered the timing of future potential liquidity events, changes to our forecasted financial results and changes in the valuation of comparable companies to determine the fair value of the warrants to purchase shares of our Series B-R redeemable convertible preferred stock and Series D-R redeemable convertible preferred stock.

Fair Value of Common Stock Warrants

To determine the fair value of our common stock warrants issued in connection with our Series G preferred stock financing, we utilized a monte carlo simulation, which allows for the modeling of complex securities and evaluates many possible outcomes to forecast the stock price of the company post-IPO. As part of the valuation, we considered various scenarios related to the pricing, timing and probability of an IPO. We applied an annual equity volatility of 59% and a discount for lack of marketability of 11% to arrive at a valuation of $7.5 million on the issuance date.

Recent Accounting Pronouncements

See note (3) to our consolidated financial statements appearing elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates.

Interest Rate Risk

We are exposed to interest rate risk in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking and money market accounts. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, the interest rate on our line of credit, term loan and convertible notes is fixed and not subject to changes in market interest rates. However, the interest rate on our Line of Credit with Ally is variable, with an interest rate of prime plus 3.50%. The current prime rate is 4.50% and a 10% increase in the current prime rate would, for example, result in a $0.2 million increase in interest expense if the maximum borrowable amount under our $50.0 million line of credit were outstanding for an entire year.

Foreign Currency Exchange Risk

Both revenue and operating expense in our U.K. entity are denominated in British pounds and we bear foreign currency risks related to these amounts. For example, if the average value of the British pound had been 10% higher relative to the U.S. dollar during 2016, our operating expense would have increased by $0.6 million and if the average value of the British pound had been 10% higher relative to the U.S. dollar during 2015, our operating expense would have increased by $0.3 million.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

BUSINESS

Overview

Cardlytics makes marketing more relevant and measurable through our purchase intelligence platform. With purchase data from more than 2,000 financial institutions, we have a secure view into where and when consumers are spending their money. By applying advanced analytics to this massive aggregation of purchase data, we make it actionable, helping marketers identify, reach and influence likely buyers at scale, and measure the true sales impact of their marketing spend. This collection of debit, credit, ACH, and bill pay data represented approximately $1.3 trillion in U.S. consumer spend in 2016. In 2016, our platform analyzed over 18.0 billion online and in-store transactions across more than 94.0 million accounts in the United States, including one in five debit and credit card swipes in the United States.

Our founders understood the value of purchase data and have devoted nearly a decade to engineering a purchase intelligence platform. As former bankers, they recognized that banks and credit unions, which we refer to as financial institutions, or FIs, enable and collect the different types of electronic payments (e.g., debit, credit, bill pay) consumers and businesses use. This was especially crucial as electronic payments were becoming an increasing portion of all consumer spending. With this data distributed across approximately 10,000 FIs in the United States alone, it would need to be aggregated and standardized to provide effective foundational data for marketing technology and analytics. Given their deep insight into FIs’ rigorous security, privacy and regulatory concerns, our founders were well positioned to partner with FIs and architected our platform with their requirements in mind. Today, our platform leverages machine learning and a robust set of algorithms to ingest, process, and analyze trillions of dollars of raw purchase data from tens of millions of accounts. As of December 31, 2015 and 2016 and September 30, 2017, we were a partner to 1,639, 1,659 and 2,041 FIs, respectively, including Bank of America, National Association, or Bank of America; PNC Bank, National Association, or PNC; Lloyds TSB Bank plc, or Lloyds; and Santander UK plc. Additionally, in the first quarter of 2018, we plan to launch a pilot implementation of Cardlytics Direct with Wells Fargo & Company, or Wells Fargo, directed at Wells Fargo customers located in Miami, Florida, Charlotte, North Carolina and San Francisco, California. As the amount of revenue that we can generate from marketers with respect to Cardlytics Direct is primarily a function of the number of active users on our FI partners’ digital banking platforms, we believe that the number of monthly active users, or FI MAUs, contributed by any FI partner is indicative of our level of dependence on such FI partner. During 2015, 2016 and the nine months ended September 30, 2017, our largest FI partner, Bank of America, contributed approximately 50%, 47% and 51%, respectively, of our total FI MAUs. Lloyds, our largest FI partner in the United Kingdom, contributed approximately 9%, 10% and 9% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively. As of September 30, 2017, we had direct contractual relationships with 17 of our FI partners, while our other FI partners became part of our network through bank processors and digital banking providers, such as Digital Insight Corporation, a subsidiary of NCR Corporation, or Digital Insight. Digital Insight contributed approximately 15%, 13% and 11% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively.

Our platform helps solve fundamental problems for marketers. Marketers increasingly have access to data on the purchase behavior of their customers in their own stores and websites. However, they lack insight into their customers’ purchase behavior outside of their stores and websites, as well as the purchase behavior of individuals who are not yet customers. The reality is, no matter how robust their own customer data, marketers only see a small portion of their customers’ overall spend—both within and across categories. As a result, it is very difficult for businesses to focus their marketing investments on the most valuable customers. Marketers are also challenged to measure the performance of their marketing. This issue is particularly acute with respect to measuring the impact of marketing on in-store sales, where approximately 92% of consumer spending occurs, according to 2016 U.S. Census data. We believe purchase intelligence is the next disruptive opportunity in marketing and can comprehensively address these challenges. Our purchase intelligence platform is designed to enable marketers to identify, reach and influence likely buyers at scale, and precisely measure how marketing drives sales by “closing the loop”—both online and in-store. We have strong relationships with leading marketers across a variety of industries, including 20 of the top 25 U.S. restaurant chains based on the Nation’s Restaurant News 2016 ranking, 23 of the top 50 U.S. retailers based on the National Retail Federation 2016 ranking, as well as three of the five largest U.S. cable and satellite television providers and three of the four largest U.S. wireless carriers based on 2016 U.S. subscriber counts.

We have proven the power of purchase intelligence with our proprietary native advertising channel, Cardlytics Direct. We have created a powerful, highly captive native advertising channel that reaches customers when they are thinking about their finances. By consolidating the largely untapped, high growth digital banking channels of more than 2,000 FIs, Cardlytics Direct enables marketers to reach consumers across these FIs through their online and mobile banking accounts, and increasingly through email and various real-time notifications. Using our purchase intelligence, our platform predicts where FI customers are likely to shop next and then presents them with offers to save money in these categories at a time when they are thinking of their finances. Since Cardlytics Direct reaches consumers in a trusted, uncluttered digital environment, we believe we see higher engagement in our channel. On average, bank customers in our channel logged into their mobile banking accounts 7.7 times per month in 2016. Customers are at least nine times more likely to engage with our marketers’ advertisements as compared to worldwide display digital advertisement click rates as reported by eMarketer in December 2016. Cardlytics Direct offers compelling benefits to both marketers and FIs:

•	Benefits to Marketers. By leveraging Cardlytics Direct, marketers are able to understand who the most valuable customers are in their category and how effectively they are competing for those customers. Marketers grow their business by reaching customers through trusted banking channels and providing precisely tailored marketing to bring new customers to their business and to get current customers to spend more. In our Cardlytics Direct channel, we deliver strong, guaranteed return on advertising spend, or ROAS. For every dollar marketers spent in our Cardlytics Direct channel in the United States in 2016, they generated an ROAS of approximately $30. We calculate ROAS by measuring the consumers to whom a Cardlytics Direct marketing incentive was shown via such consumer’s online or mobile banking application or email and who subsequently made an online or in-store purchase from the applicable marketer during the campaign period, regardless of whether such consumer redeemed the incentive, as compared to the amount the marketer spent with us on the campaign.

•	Benefits to FIs. Cardlytics Direct allows customers of our FI partners to receive personalized offers and cash back. Since our company’s inception, our FIs’ customers have earned approximately $232 million in aggregate cash back incentives. We believe that these savings drove higher customer retention for our FI partners, as well as increased card spend, engagement and loyalty for our FI partners in 2016. For the nine months ended September 30, 2017, our FI partners had 53.7 million FI MAUs. Based on aggregated data from approximately 10,000 randomly-selected customers of three of our 10 largest FIs, we calculated that monthly customer attrition was 17% lower on average among redeeming credit and debit card customers over the six-month period following a customer’s first redemption in 2016 for credit and debit card users, as compared to average monthly customer attrition over the same comparison period for non-redeeming customers. In conducting this analysis, we deemed customers who do not have active spend in the applicable account within a given month to have attrited. We also calculated that the monthly card spend increased by 11% on average over the six-month period following a customer’s first redemption in 2016 as compared to the monthly average from the preceding three-month period. In contrast, the monthly card spend of non-redeeming customers over the same comparison periods increased by only 2% on average. Since we share a portion of the revenue that we generate from marketers with FIs, we provide an attractive incremental earnings opportunity. We also enable our FI partners to create competitively differentiated offerings that reinforce their broader strategic goals, including marketing their own products with the same precision targeting available to marketers.

We are extending the power of our platform beyond Cardlytics Direct. As we built scale, we recognized a significant opportunity to extend the impact of our purchase intelligence platform, which we refer to as our Other

Platform Solutions. For example, we use purchase intelligence to help marketers measure the impact of marketing campaigns outside of the Cardlytics Direct channel on in-store and online sales. As we have in the past, we plan to continue to work in close collaboration with our FI partners to develop new purchase-intelligence based analytic solutions.

We have experienced rapid growth in our revenue since inception. Our revenue, which excludes consumer incentives, was $53.8 million, $77.6 million and $112.8 million, for 2014, 2015 and 2016, respectively, representing a compound annual growth rate of 44.8%. In 2014, approximately 91.4% of our revenue was generated from sales of Cardlytics Direct. Our revenue for the nine months ended September 30, 2017 was $91.1 million. For 2012, 2013, 2014, 2015 and 2016, our FI MAUs were approximately 17.4 million, 31.3 million, 34.8 million, 39.0 million and 43.9 million, respectively, and our average Cardlytics Direct revenue per user was $0.39, $0.71, $1.41, $1.65 and $2.23, respectively. For 2014, 2015, 2016 and the nine months ended September 30, 2017, our net loss was $38.9 million, $40.6 million, $75.7 million and $15.6 million, respectively. Our historical losses have been driven by our substantial investments in our platform and infrastructure, which we believe will enable us to expand the use of our platform by both FIs and marketers. In 2016, our net loss included a $25.9 million one-time non-cash charge related to the termination of our U.K. agreement with Aimia EMEA Limited and a $10.9 million non-cash charge related to the issuance and change in fair value of convertible promissory notes.

Industry Background

Recent Disruptions in the Marketing Industry

The fundamental imperative for marketers is to determine how, when, and where to spend marketing dollars effectively and to measure the efficacy of, and return on, their marketing investments. In the past 20 years, there have been a series of disruptive innovations impacting how marketers reach and influence likely buyers. The rise of internet-enabled online advertising drastically accelerated the pace of innovation across the marketing landscape. As the internet became mainstream, search-driven advertising brought the ability to more precisely connect marketing to consumer intent. The advent of social media provided marketers with a greater opportunity for consumer engagement and a wealth of additional data about consumer preferences. Each of these innovations has made digital marketing increasingly more effective and efficient than traditional media. As a result, digital media spending is expected to reach $202 billion in 2017, an increase of approximately 13% from $178 billion in 2016, according to MAGNA Global. However, like television and other traditional forms of advertising, these new forms of digital advertising still fail to provide marketers with visibility into whether an advertisement ultimately resulted in an in-store purchase. This information gap is particularly acute since approximately 92% of consumer spending continues to occur in-store. Marketers remain unable to close the last mile and comprehensively understand how marketing impacts actual in-store and online consumer purchases.

Challenges to Efficient and Effective Marketing

The fundamental challenges faced by marketers include:

•	Imprecise Targeting Across Media Channels. Although marketing through digital channels is perceived to provide marketers with a greater ability to target and measure efficacy, online targeting typically relies on online behavior, demographic, and other behavioral data to find an audience, which are imprecise proxies for future purchasing behavior. Offline advertising relies on similar data to determine how to allocate advertising spending. Regardless of channel, targeting based only on these types of information fails to capture important differences among consumers who may appear to be similar on the surface, but actually have drastically different interests and purchasing patterns.

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Inability to Measure Efficacy and Ensure ROAS. Many organizations lack the ability to measure return on marketing investments, with over half of marketers stating that they are unable to quantitatively demonstrate the impact of marketing spending on sales, according to a 2017 CMO study. Marketers are under immense pressure to show that their investments are creating value for their organizations. However, due to the fact that substantially all retail purchasing continues to occur in-store, it is difficult to calculate ROAS accurately because marketers cannot comprehensively connect online or offline marketing campaigns to in-store purchases.

•	Narrow View of Existing and Potential Customers. Marketers today increasingly have access to data on the purchase behavior of their customers in their stores and on their websites. However, they lack insight into these customers’ overall purchasing patterns outside of their stores and websites and the purchasing behavior of other likely buyers who are not yet customers. As a result, marketers struggle to answer fundamental questions such as: Who are my best customers? Are my best customers loyal to me or do they actually spend more with my competitors? Who are the potential customers spending with my competitors, but not with me?

Purchase Intelligence: The Next Disruptive Opportunity

We believe that purchase intelligence is the next disruptive opportunity in marketing. Aggregated consumer spending data analyzed with advanced analytics has the potential to make all marketing more relevant and measurable if it can be effectively analyzed and leveraged to help predict and measure future buying behavior, both in-store and online.

Massive and Fragmented Source of Purchase Data and Consumer Connectivity

We believe that FIs are a crucial source of purchase data and have a valuable, direct touchpoint with consumers. Over the past decade, the volume of consumer purchase data held by FIs has significantly increased. Today, more than 70% of U.S. consumer payments are electronic—debit card, credit card, ACH or bill pay—and this percentage is projected to continue to increase, according to The Nilson Report’s 2016 findings. These electronic transactions produce an immense amount of consumer purchase data, which can provide valuable insights on where and when consumers choose to shop, how frequently they shop at a particular store, and how much they spend within and across retail categories. More importantly, nearly 60% of electronic spending is in the form of debit and other non-credit transactions, and growth of these types of transactions is expected to be significant through 2020, according to The Nilson Report. Further, non-credit electronic spending is widely dispersed over thousands of FIs, with no party providing an aggregated view at scale.

For purchase intelligence to be actionable, purchase data must be connected to the consumer through electronic touchpoints. The digital marketing ecosystem consistently struggles with this challenge. Consumers interact across thousands of online touchpoints. It is often difficult to identify the consumer across these multiple touchpoints. FIs have uniquely reliable consumer touchpoints. Instead of walking into a branch, over 70% of consumers in 2015 managed some or all of their banking via digital channels, according to a 2016 survey by the Federal Reserve Bank. FIs’ touchpoints do not face the same issues as other digital channels. Consumers interact with FIs via authenticated online or mobile applications that are protected with state-of-the-art security. FI touchpoints allow for purchase data to be connected to consumers across the media landscape and thereby become actionable.

Market Forces in the Banking Industry

While FIs play an important role in securely maintaining purchase data, market forces have only recently aligned to create incentives for FIs to leverage this data for the benefit of marketers. FIs operate in an increasingly regulated and competitive environment. Further, the rising popularity of alternative banking solutions and the emergence of non-banking players in the areas of lending and electronic payments increasingly threaten to disintermediate traditional FIs from their customers. These trends have keenly focused FIs on finding ways to engage customers and strengthen customer loyalty. Despite these incentives, FIs typically lack the specialized technological expertise, scale and visibility outside of their own customer bases to analyze and effectively leverage purchase data. As such, although purchase data from any single FI and access to that institution’s customer base may be very useful to marketers, aggregated purchase data across a meaningful portion of the fragmented banking landscape from a variety of electronic payment channels holds significantly greater value.

Challenges to Effective Purchase Data Aggregation

The challenges to effective aggregation of purchase data include:

•	Lack of Scale. Purchase data resides with approximately 10,000 FIs in the United States alone. Although payment processors and payment networks have access to data across multiple FIs, each lacks access to data from all different forms of electronic payments and the ability to electronically connect this disparate payment data to consumers. To understand a consumer’s spending, marketers require an expansive view across the payment landscape, including debit card, credit card, bill pay and ACH, that no single FI is able to provide.

•	Fragmented Touchpoints. As with purchase data, FI digital touchpoints are spread across thousands of disparate institutions. Further, FIs generally lack the technology to connect purchase data to their customers’ online, mobile and television presences.

•	Privacy and Regulatory Concerns. FIs are highly regulated and are under strict obligations to safeguard their customers’ personal data. To be viable, any data aggregation strategy must navigate the complex privacy and regulatory compliance concerns and obligations of FIs.

•	Need to Create Uniformity Across Complex and Varied Data Sets. Each FI captures and retains data differently and the underlying data is itself dynamic. For example, payments made at a single retailer for the same transaction are often identified in different ways at different FIs and retailers are continuously evolving the way in which they capture, process and remit purchase data to FIs. As a result, sophisticated algorithms and analytics are required to make the complex web of purchase data meaningful and actionable for marketers.

To unlock the value of the FIs’ purchase data, we believe that there is a significant need for a trusted third party to serve as the nexus for purchase data aggregation and analytics.

Market Opportunity

Our platform solves fundamental problems for the marketing industry by utilizing proprietary purchase intelligence. The native bank advertising market was estimated to be approximately $11 billion in the United States in 2016, according to Frost & Sullivan in a study commissioned by us.

We believe that Cardlytics Direct is a leading native bank advertising solution addressing this market.

Key Benefits of Our Platform

We make marketing more relevant and measurable through our purchase intelligence platform, while simultaneously driving customer engagement and loyalty for FIs.

Key benefits to marketers:

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Comprehensive View of Consumer Behavior. We leverage the power of our platform to provide Cardlytics Direct marketers with valuable insights into the preferences of their actual or potential customers both within and outside the context of a marketing campaign. We build on the insight marketers have today—how their customers are spending in their own stores and websites—with our insight into how their customers are spending elsewhere. With a broad view of purchase behavior at scale, we can also help identify likely buyers who are not yet customers.

•	Precise Targeting in a Captive Channel. With access to consumers’ aggregate purchase data at particular FIs, not just their spending with a single marketer, we enable marketers to identify, reach and influence likely buyers in the highly captive native bank advertising channel. By analyzing billions of purchases across tens of millions of consumers, we believe that we are able to predict future consumer intent based on prior purchase behavior. Cardlytics Direct enables marketers to deliver highly relevant offers to customers inside of trusted and private banking channels. With our purchase intelligence, marketers can reach the right consumer, at the right time, in this channel with a relevant message.

•	Accurate Measurement of Marketing’s Impact on Sales. We measure the impact of marketing efforts by analyzing actual purchase data—both online and in-store. This enables us to determine the actual return on advertising spend from marketing campaigns within and outside Cardlytics Direct and helps marketers optimize ongoing and future campaigns. Unlike other measurement solutions on which the marketing industry has historically relied, our measurement of return on advertising spend is not probabilistic or based on models, but based on actual purchases by consumers.

•	Compelling Return on Advertising Spend. For every dollar marketers spent in our Cardlytics Direct channel in the United States in 2016, they generated an ROAS of approximately $30. Further, because we typically price our solutions based on actual purchases from the applicable marketer, rather than based on impressions served or clicks, we are able to ensure that marketers realize a return on their marketing spend with us.

Key benefits to FIs:

•	Cash Back Incentives to FI Customers. Cardlytics Direct allows customers of our FI partners to receive personalized offers and cash back rewards. Our FIs’ customers have earned more than $232 million in aggregate cash back incentives to date, and we believe that these savings drive increased customer engagement and loyalty.

•	Higher Customer Retention and Brand Loyalty. We believe FIs on our platform see reduced account attrition rates. Based on aggregated data from approximately 10,000 randomly-selected customers of three of our 10 largest FIs, we calculated that monthly customer attrition was 17% lower on average among redeeming credit and debit card customers over the six-month period following a customer’s first redemption in 2016 as compared to average monthly customer attrition over the same comparison period for non-redeeming customers. See page 96 above for further information on this calculation.

•	Increased Card Spend and Engagement. Our platform provides FIs with a cash-back program that incentivizes their customers to use their cards more frequently. Based on aggregated data from approximately 10,000 randomly-selected customers of three of our 10 largest FIs, we calculated that monthly card spend increased by 11% on average over the six-month period following a customer’s first redemption in 2016 as compared to the monthly average from the preceding three-month period. In contrast, the monthly card spend of non-redeeming customers over the same comparison periods increased by only 2% on average. In addition, our FI partners see substantial increases in online and mobile banking engagement among their customers.

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New Economics to FIs. Because we share a portion of the revenue that we generate from marketers with FIs, we also provide FIs with an attractive incremental revenue opportunity. From inception through September 30, 2017, we have paid approximately $159 million in aggregate FI Share, which is a negotiated and fixed percentage of our billings to marketers less any consumer incentives that we pay to the FIs’ customers and certain third-party data costs.

•	Support for FI Marketing and Business Initiatives. We believe that we enable our FI partners to create competitively differentiated offerings that reinforce their broader strategic goals, including marketing their own products—such as mortgages, car loans, or 529 plans—directly to customers with the same precision targeting available to marketers.

Competitive Strengths

We make marketing more relevant and measurable through our purchase intelligence platform. We believe that the following strengths provide us with competitive advantages:

•	Deeply Embedded with FIs. Our founders were bankers who understood the power of historical purchase data and the needs of marketers. Our platform was architected with our FI partners in mind and is designed to ensure that no personally identifiable information, or PII, ever leaves the FI. We have partnered with over 2,000 FIs and no FI partner with which we contract directly has unilaterally terminated its use of our platform. We are generally the exclusive provider of native bank channel advertising to our FI partners as online and mobile banking portals are not conducive to supporting marketing content from different vendors. Further, native bank channel advertising requires deep technological integrations, which we believe increases the cost of switching vendors and therefore increases FI partner loyalty to us.

•	Our Proprietary Consumer Touchpoints. With all of our FI partners, we enable marketers to reach consumers in a captive, largely untapped, and digitally engaging environment, when they are thinking about their finances. We have access to consumers both on the web and mobile, and are increasingly reaching them through various other channels, including emails and real-time notifications.

•	Massive Reach Informed by Purchase Intelligence. Our platform aggregated and analyzed approximately $1.3 trillion in U.S. purchase data in 2016 across stores, retail categories, and geographies, both online and in-store, representing over 18.0 billion transactions across more than 94.0 million accounts in the United States. While we also have access to credit card consumer purchase data, a substantial majority of the purchase data on our platform is in the form of debit, ACH and bill pay transactions. In 2016, debit transactions among our FIs’ customers outnumbered credit transactions by a factor of 2:1 and our FIs’ debit card users logged into their online and mobile accounts 85% more frequently than our FIs’ credit card users. We provide marketers with the opportunity to leverage this aggregated and unique data set to precisely reach millions of consumers.

•	Significant Scale with Marketers and Compelling ROAS. We work with companies across a variety of industries, including 20 of the top 25 U.S. restaurant chains based on the Nation’s Restaurant News 2016 ranking, 23 of the top 50 U.S. retailers based on the National Retail Federation 2016 ranking, as well as three of the five largest U.S. cable and satellite television providers and three of the four largest U.S. wireless carriers based on 2016 U.S. subscriber counts. By serving these marketers at scale, we have developed deep insight into consumer behavior, which has allowed us to optimize how we reach and influence likely buyers. For every dollar marketers spent in our Cardlytics Direct channel in the United States in 2016, they generated an average of approximately $30 of ROAS.

•	Powerful, Self-Reinforcing Network Effects. We see significant network effects within Cardlytics Direct. By adding new marketers and increasing the potential incentives provided to our FIs’ customers, we are able to increase engagement within our FIs’ digital banking channels. This, in turn, attracts more FIs to our platform, adding to our scale, and making our platform more valuable to marketers.

•	Ability to Improve Marketing. Consumers spend 92% of their purchase dollars in physical stores and digital marketers have long sought efficient and effective ways to understand online-to-offline attribution. Likewise, although marketers may have access to data on the purchase behavior of their customers in their stores and on their websites, they lack visibility about these customers’ overall purchasing patterns and the purchasing behavior of other likely buyers. In addition to reaching consumers through our proprietary Cardlytics Direct channel, we use purchase intelligence to help marketers measure the impact of marketing campaigns outside of the Cardlytics Direct channel on in-store and online sales.

•	Proprietary Technology Architecture and Advanced Analytics Capabilities. We have designed our purchase intelligence platform to protect highly sensitive first-party data. Our proprietary, distributed architecture helps facilitate both the effective delivery of our solution and the protection of our FI customers’ PII. No PII is shared by the FIs with Cardlytics. Key aspects of our technology are hosted at the FI partners’ data center. Other aspects of our technology, including those responsible for facilitating the creation of advertising campaigns, evaluating results of campaigns and controlling and providing software updates, are hosted at our data centers, behind our firewalls. These technological components work together, leveraging proprietary algorithms, to process raw purchase data into normalized purchase history useful for marketing and analytics. Our platform also supports integration of data from our FI partners and from third-party sources to enrich the intelligence that we are able to provide. Further, we apply advanced analytics and use machine learning to continuously increase our intelligence capabilities and identify actionable behavior patterns for our marketers. Our advanced analytics capabilities are what transforms our unique purchase dataset into valuable purchase intelligence. We use sophisticated quantitative methods to quickly access our massive volumes of data and make sense of what has happened—and, importantly, what is likely to happen. Our analytics makes our data actionable, enabling us to develop insights that marketers and FIs rely on to make smarter business decisions and more meaningful customer connections.

•	World-Class Management Team with Unique Combination of Backgrounds and Experiences. Our team’s extensive experience across banking, technology and marketing is invaluable in our ability to forge relationships with financial and marketing partners, and understand the technical complexities inherent in building a platform that is transforming and disrupting the marketing industry.

Our Growth Strategies

The principal components of our strategy include the following:

•	Grow Our Cardlytics Direct Business with Marketers. While we already work with many large marketers, our purchase intelligence currently captures only a small portion of their overall marketing spend. Our current national restaurants, specialty retail and subscription marketers spent $21 billion in marketing in 2015 based on data from Kantar Media. We are continually adding new marketers to our platform, and consistently growing spend with previous cohorts of marketers. For example, in 2012, we generated $0.39 of revenue per FI customer and grew revenue per FI customer to $2.57 in 2016, representing a compound annual growth rate of 60.0%. We intend to continue to expand our sales and marketing efforts to grow our Cardlytics Direct business with existing marketers and attract new brands, retailers and service providers.

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Drive Growth through Existing FI Partners. We intend to drive revenue growth by continuing to increase customer adoption and improve the effectiveness of FIs’ digital channels. The revenue that we generate from the incentive programs of each of our FI partners varies. This variance is typically a result of how long the program has been active, the user interface for the program and the FI’s efforts to promote the program. We continually work with FIs to improve their customers’ user experience, increase customer awareness, and leverage additional customer outreach channels like email. FIs that launched Cardlytics Direct in 2012 generated approximately 15.5 times more revenue from us on a per customer basis in 2016 than in the year of launch.

•	Expand our Network of FI Partners. We will continue to focus on growing our network of FI partners by integrating directly with large regional and national banks and by reselling our solution through financial processors and payment networks. Given our substantial investments to date in our platform and infrastructure, we believe that we will be able to add FIs to our platform with modest incremental investment. Each new FI partner increases the size of our data asset, increasing the value of our platform to both marketers and FIs that are already part of our FI network.

•	Grow Our Platform Through Integrations with Partners. We believe that we can improve the value proposition for marketers through the use of purchase intelligence. We intend to continue to partner with other media platforms, marketing technology providers and agencies that can utilize our platform to serve a broad array of customers. To facilitate these partnerships, we intend to focus on continued technological integration of our platform with those of complementary market participants.

•	Continue to Innovate and Evolve Our Platform. As we continue to grow our data asset and enhance our platform, we are developing new solutions and increasingly sophisticated analytical capabilities. As we have in the past, we plan to continue to work in close collaboration with our FI partners to develop new purchase intelligence based analytic solutions for marketing and other industries that satisfy the demanding requirements of financial services.

Our Purchase Intelligence Platform

Data Asset

With purchase data from more than 2,000 financial institutions, we have a secure view into where and when consumers are spending their money. Our technology aggregates and analyzes purchase data without any PII leaving the FI. In 2016, our platform analyzed over 18.0 billion online and in-store transactions across more than 94.0 million accounts in the United States, including one in five debit and credit card swipes in the United States. These types of transactions represented approximately 40% of all U.S. consumer spending in 2016, based on a 2016 study from The Nilson Report, and we believe that access to this purchase data can only be obtained on an aggregated basis by partnering directly with FIs. This data allows us to serve relevant advertisements to our FIs’ customers through our Cardlytics Direct native bank advertising channel. We also leverage the power of purchase intelligence to provide marketers with valuable insights into the preferences of their actual or potential customers outside the context of a marketing campaign. For example, we have securely connected our platform to numerous other data sources and analytics platforms. Through these connections, we can help marketers measure the impact of their marketing investments outside of the Cardlytics Direct channel.

Importantly, the information that we collect does not enable us to identify any particular individual. Although we have access to large volumes of granular data from our FI partners and others, without PII, we do not use this information to decipher individual identity. Further, to the extent that we receive proprietary data from an individual marketer, we only use such information for the benefit of that marketer. We only provide aggregated, anonymized information to marketers.

Advanced Analytics Capabilities

The advanced analytics and machine learning we apply to our unique purchase dataset are what transforms it into valuable purchase intelligence. We use sophisticated quantitative methods to quickly access our massive volumes of data and make sense of what has happened—and, importantly, what is likely to happen. Our analytics makes our data actionable, enabling us to develop insights that marketers and FIs rely on to make smarter business decisions and more meaningful customer connections.

We analyze the impact marketing campaigns have on in-store and online sales. Since we are able to measure sales impact, marketers can use our purchase intelligence to optimize future campaigns and further inform their marketing across a variety of channels. Given our granular view into consumer spending across all categories, we can also help marketers identify share shift among key competitors, and learn more about where else their customers spend their money.

For FIs, we use our analytics to optimize the offers we display to FI customers within our Cardlytics Direct channel. By assigning relevancy scores to each offer based on what customers are most likely to buy, our platform then presents the most relevant offers earlier in customers’ online and mobile banking sessions. This increases the likelihood that customers activate, redeem, and earn more cash back on the things they care about most. At the same time, marketers gain more opportunities to get valuable content in front of the right audience.

In addition to using our analytics to drive our partners’ businesses, we use it to drive our own as well. We use advanced analytics to accurately predict the impact FI changes will have on our network. As we on-board new FI partners, make Cardlytics Direct UI improvements, or reach FI customers through new channels (e.g., email, real-time notifications), we are able to accurately predict how these changes will affect our network performance, and we can plan accordingly.

Distributed Architecture

A crucial aspect of our platform is our patented distributed architecture, which helps to facilitate both the effective delivery of our solutions and the protection of customer PII. Our Offer Placement System, or OPS, and Offer Management System, or OMS, form the core of our Cardlytics Direct solution and are the foundation for our other solutions.

The OPS is often hosted at the FI partner’s data center, behind the FI partner’s firewall, but we may also host the OPS on behalf of FI partners. The OPS tracks impressions, engagement, activation and redemptions and is responsible for targeting and presenting offers, which are developed and designed with the OMS, to the FI’s customers. Each of our FI partners has its own instance of the OPS, regardless of where hosted, which consists primarily of a web application and database that interact with the FI’s web servers to deliver marketing into the FI’s online banking portal. The OPS interfaces with FI systems to receive anonymized purchase data, assigns a unique consumer ID to each FI customer, which we call a Cardlytics ID, and aggregates this purchase data. The Cardlytics ID is then used to assign offers as well as to anonymously link a consumer’s media presences, including online and mobile, to the consumer’s purchase data.

The OMS is hosted in our data centers behind our firewall and is responsible for facilitating the creation of marketing campaigns, evaluating the results of campaigns, and controlling and providing regular software updates to the deployed OPS.

Our Technology Infrastructure

We rely on our highly sophisticated software and hardware infrastructure to deliver our solutions. We currently manage our infrastructure through outsourced data centers. We receive and integrate into our data, on average, hundreds of millions of purchase transactions per week from our FI partners. Our system cleans and transforms this data and matches it to a retail category, spend amount and type metrics, geography and merchant, as well as time horizon. Our systems are designed to handle hundreds of varied formats in which we receive data and transform them into a common standard for use in our solutions.

We have implemented a number of security controls. Our security controls have been audited and certified by third parties using standards which include SOC 1, SOC 2 and OWASP. Sensitive data is subject to encryption, anonymization, or de-identification depending on the use case and risk profile. We enhance network security through measures such as network segmentation, firewalls and network and host based intrusion detection at critical network aggregation and ingress/egress points.

Our Solutions

Our first solution, Cardlytics Direct, is focused on unlocking the power of purchase intelligence in our own native advertising channel. We designed and created Cardlytics Direct by embedding our proprietary technology into our FI partners’ online and mobile banking platforms. Through Cardlytics Direct, marketers can deliver advertising content to FI customers in the form of an opportunity to earn rewards, which are funded with a portion of the fees we collect from marketers. Additionally, Cardlytics Direct benefits FI customers by enhancing their experiences by showing them relevant advertisements tailored to their specific needs based on their specific purchase history.

We analyze customers’ purchase history to help predict where they are most likely to shop next. This enables us to help marketers find high potential new customers that are active in their category, but not currently shopping with them, or to grow their business with existing customers. Our marketing is targeted and measured with each individual customer’s actual spending information. However, all targeting and reporting is aggregated across consumers in our FI network. Unlike other measurement solutions on which the marketing industry has historically relied, our measurements are not probabilistic or based on models, but are based on actual purchases.

The breadth of our FI partner network means that we are able to offer marketers the ability to optimize their marketing efforts to reach a large number of consumers through a single point of contact. Our Cardlytics Direct solution also offers our FI partners a scalable solution for driving customer loyalty and engagement with little effort on their part, as we handle everything from contracting with marketers, building, running and reporting performance of the marking campaigns to allocating incentives to our FIs’ customers.

We currently sell Cardlytics Direct in the United States and United Kingdom.

We believe all types of marketing can be more effectively directed and measured with purchase intelligence. We designed our purchase intelligence platform to leverage the massive, growing and actionable foundational data asset that we amassed with Cardlytics Direct. We seek to connect our purchase data with other datasets to provide deeper visibility into the overall, online and in-store, purchasing patterns of their actual and potential customers. Our purchase intelligence platform enables marketers and marketing service providers to leverage the power of purchase intelligence outside the bank channel.

We have expanded our platform to use purchase intelligence to provide solutions outside the bank channel. These Other Platform Solutions include the measurement of campaigns and business insights. We currently have the right to use purchase intelligence from four FI partners, who collectively represented approximately $750 billion in 2016 annual consumer purchase transaction data or 14% of total U.S. consumer purchase transaction data in 2016, according to a 2017 study from The Nilson Report, outside the banking channel. We are continually working with our FI partners and marketers to expand the scope of our solutions to meet market demands.

Our FI Partners

We partner with FIs to offer incentive programs through their digital banking channels. We define an FI partner as either a separate contracting entity from which we generate revenue directly or from which we generate revenue through a third-party intermediary, such as a bank processor, digital banking provider or payment network operator. As of September 30, 2017, we were a partner to 2,041 FIs, including large banks such as Bank of America, PNC Bank, National Association, Branch Banking and Trust Company, SunTrust, Lloyds, and Santander UK plc, several of the largest bank processors and digital banking providers, such as Digital Insight, FIS and Fiserv, to reach customers of small and mid-sized FIs. We are actively working with FIS and Fiserv to increase awareness of our solutions among small and mid-sized FIs in order to drive increased adoption. Additionally, in the first quarter of 2018, we plan to launch a pilot implementation of Cardlytics Direct with Wells Fargo directed at Wells Fargo customers located in Miami, Florida, Charlotte, North Carolina and San Francisco, California.

During 2015, 2016 and the nine months ended September 30, 2017, our largest FI partner, Bank of America contributed approximately 50%, 47% and 51% of our total FI MAUs, respectively. Lloyds, our largest FI partner in the United Kingdom, contributed approximately 9%, 10% and 9% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively. Digital Insight contributed approximately 15%, 13% and 11% of our total FI MAUs in 2015, 2016 and the nine months ended September 30, 2017, respectively. Further, while FI partners that were part of our network through our relationships with Digital Insight contributed approximately 11% of our total FI MAUs for the nine months ended September 30, 2017, these indirect FI partners represented substantially all of our total FI partners as of September 30, 2017.

From inception to date, no FI partner with which we contract directly has unilaterally terminated its use of our solution. FIs that become part of our network through bank processors and digital banking providers may terminate their relationships with these bank processors and digital banking providers and thereby indirectly terminate their relationships with us. Any such terminations would not be captured in the calculation of our retention rate.

FI Partner Case Studies

Digital Insight

Situation: Digital Insight, an NCR company, provides online and mobile banking solutions to U.S. community banks and credit unions, or CFIs, and wanted to add a cash back loyalty program to their list of solutions.

Solution and Benefits: In 2008, Digital Insight partnered with Cardlytics to launch Purchase Rewards, a program designed to help Digital Insight’s partner CFIs bring cash back rewards to their customers. Since the program’s inception, Cardlytics has added more than 400 new CFI partners to our platform through this partnership. Our partnership with Digital Insight provides Cardlytics with access to a number of customers on par with a top five national bank.

In 2010, Digital Insight was the first Cardlytics partner to launch the Cardlytics Direct program in mobile banking. Additionally, in 2014, Digital Insight became the first U.S. partner to integrate four marketer logos into their partner CFIs’ online banking landing pages, which placed a higher number of deals in front of the CFIs’ customers. Within the first two months after the change, the revenue that we generated from marketers through the Purchase Rewards program doubled. Purchase Rewards has also become an important part of the Digital Insight product offering, and is often used as a sales and retention tool with partner banks and credit unions since it offers value to their customers.

Since the launch of Purchase Rewards, customers of Digital Insight’s partner CFIs have earned approximately $23 million in cash back rewards. From 2010 to 2016, the dollar value of customer rewards grew at a 50% compound annual growth rate, and the number of customers’ offer redemptions grew at a 52% compound annual growth rate.

Regions

Situation: Regions Bank, one of the 25 largest U.S. banks with over four million customers, was looking to develop a new cash back rewards program, and enhance its relationships with its business banking clients.

Solution and Benefits: In 2010, Regions worked with Cardlytics to launch Regions Cashback Rewards, a free program that offers cash back rewards to customers based on their individual spending patterns. In addition to providing valuable cash back rewards to its debit customers, Regions has used the Cardlytics program to engage its business banking clients. Through its merchant referral program, Regions refers business banking clients to Cardlytics, with the intent to have those merchants run marketing campaigns in Cardlytics’ native bank channel.

Regions was Cardlytics’ first bank partner to display offers in a dedicated area on the online banking landing page. In addition, we believe a series of user interface changes—including an increase in the number of offers and a tiled rewards summary design—are associated with increased redemptions within Regions Cashback Rewards by approximately four times over a six month period.

Since the launch of Cashback Rewards, Regions customers have earned an aggregate of approximately $12 million in cash back rewards, and Regions has earned approximately $7 million in revenue from us to date.

SunTrust

Situation: SunTrust, a top 10 retail bank in the United States, wanted to enhance customer engagement with a cash back rewards program.

Solution and Benefits: In March 2017, SunTrust and Cardlytics launched the SunTrust Deals program to over five million debit and credit card customers. As the latest large FI to join Cardlytics’ network of FI partners, SunTrust implemented a best-in-class version of Cardlytics’ user interface design. The program also includes highly prominent placement of offers within SunTrust’s mobile and desktop banking applications, with the opportunity to expand the partnership further. Since launching SunTrust Deals, SunTrust’s leading indicators for success, including customer engagement with offers, and savings realized by customers, suggest strong positive momentum. SunTrust believes this is due to the visibility of the program within the digital environment and the relevance of the offers.

Our Marketers

We enable marketers and their agencies to efficiently and effectively market to our FIs’ customers through Cardlytics Direct. We work with companies across a variety of industries, including 20 of the top 25 U.S. restaurant chains based on the Nation’s Restaurant News 2016 ranking, 23 of the top 50 U.S. retailers based on the National Retail Federation 2016 ranking, as well as three of the five largest U.S. cable and satellite television providers and three of the four largest U.S. wireless carriers based on 2016 U.S. subscriber counts. Our top five marketers represented 23% and 23% of revenue for 2015 and 2016, respectively. For the years 2015 and 2016, we did not have any marketer that individually represented a significant concentration of our revenue.

Marketer Case Studies

Clarks

Opportunity: Clarks is a British-based, international shoe manufacturer and retailer. Clarks has over 1,000 branded stores and franchises around the world and also sells through third-party distribution. Clarks partnered with Cardlytics to drive incremental sales from consumers already purchasing in their category.

Results: Clarks ran a Cardlytics Direct campaign from May 2016 to June 2016, and experienced a 37% increase in spend from new customers over a control group over the campaign period. Not only did Clarks identify new customers, but they reported increased spend among current customers. Incremental spend among existing customers reached increased by 24% during that same time period, when measured against a control group.

Denny’s

Opportunity: Denny’s is a global, full-service restaurant chain that operates more than 1,700 locations worldwide. Denny’s was interested in identifying an audience that heavily frequented casual dining restaurants, and then reaching them through relevant digital environments with appropriate brand messaging.

Results: Denny’s has worked with Cardlytics since 2013 to gain a deeper understanding of their target consumers’ purchase behavior. Using Cardlytics’ purchase intelligence, Denny’s has targeted consumers likely to spend with their brand, with relevant messaging in Cardlytics Direct. Across their Cardlytics Direct campaigns, which ran from January 2016 through November 2016, new guest repeat-sales amounted to 30% of total sales generated during the campaign.

In addition to measuring the actual sales impact of their Cardlytics Direct campaigns, Denny’s has been able to effectively measure the amount of market share it has captured from its competitors. For example, over a July 2016 campaign period, Denny’s saw a 9% share shift in spend from full-service breakfast competitors among customers who made purchases during the campaign.

Five Guys

Opportunity: Five Guys is an American fast casual restaurant chain that serves primarily hamburgers, hot dogs, and french fries. Five Guys has historically relied on word-of-mouth marketing and executed limited advertising. Five Guys partnered with us as part of its customer retention and new customer acquisition efforts.

Results: Five Guys partnered with Cardlytics in 2014 to introduce new guests to the brand and drive existing customers to purchase more often. Consumers reached through Cardlytics Direct campaigns from April 2016 through May 2016 spent, on average 20% more with Five Guys, when measured against a control group. Over each campaign period, Five Guys also saw nearly $6 in incremental sales for every $1 invested in Cardlytics Direct. Five Guys expanded their relationship with us in 2016, evolving from a seasonal approach to a year round campaign strategy. In 2017, Five Guys further expanded their relationship to include Cardlytics Direct campaigns in the United Kingdom.

Mitchells & Butlers

Opportunity: Mitchells & Butlers is the largest operator of dining and pub brands in the UK. Aiming to re-engage customers to increase visit frequency and target high spend diners, Mitchells & Butlers partnered with Cardlytics.

Results: Mitchells & Butlers partnered with Cardlytics to identify customers most likely to purchase from their brand using actual purchase behavior rather than assumptive demographic data. Mitchells & Butlers ran highly targeted campaigns in Cardlytics Direct, from June 2015 to present. In the last year, Mitchells & Butlers have achieved incremental sales averaging £4.83 for every £1.00 invested in Cardlytics Direct across their brands.

PetSmart

Opportunity: PetSmart is a retail chain featuring a range of specialty pet supplies and services. PetSmart partnered with Cardlytics to acquire new customers and increase purchase frequency with current customers. With the majority of sales happening in a store, PetSmart looked to Cardlytics to close the loop on in-store sales driven from digital campaigns.

Results: PetSmart ran a Cardlytics Direct campaign from September 2016 through January 2017 to drive new and lapsed customers to their stores. During this time, consumers reached during the campaign spent 27% more with PetSmart, when measured against a control group. PetSmart is also able to effectively measure spend captured from competitors, both online-only and regional boutiques, enabling them to pivot marketing efforts when necessary.

Potbelly

Opportunity: Potbelly, an international sandwich restaurant chain, works with Cardlytics to grow their business by driving sales, increasing in-restaurant traffic, and building customer loyalty.

Results: By using Cardlytics Direct, Potbelly gained a clearer view of the Potbelly customer and engaged them through a more targeted and personalized approach. Their Cardlytics Direct campaigns have helped them reach and influence latent customers, some of whom had not been to Potbelly in over a year. Since 2014, Potbelly has seen an average incremental $4 in sales for every $1 invested in Cardlytics Direct.

Regis

Opportunity: Regis Corporate is the largest American operator of hair salons, with more than 9,000 company-owned and franchised salons. Regis partnered with Cardlytics to drive brand recognition and purchases across their salons.

Results: Regis was able to gain insight into guests’ shopping habits and advertise directly to those most likely to visit a salon within its family of brands. Visibility to guest spending across numerous categories proved valuable, as ultimately those targeted spent an average of 24% more than members of a control group between November 2016 and February 2017.

Waitrose

Opportunity: Waitrose, one of the UK’s leading supermarkets, has been working with Cardlytics since 2013. In an increasingly competitive and challenging market, Waitrose uses Cardlytics’ purchase intelligence to help increase spend from relevant existing customers, win back lapsed customers, and acquire new customers from competitors.

Results: Cardlytics has worked with Waitrose for four years. In 2016 alone, Waitrose saw approximately £14 million of incremental sales among those reached by Cardlytics Direct, when measured against a control group. This included £8 million in incremental sales from existing customers identified based on competitive category spend. In 2016, Waitrose saw an average £4.77 return for every £1 spent in Cardlytics Direct, and—for lapsed customers—up to £10 return for every £1 spent.

Sales and Marketing

Our sales teams are focused on expanding our FI network as well as our marketer and agency customers. Our marketing team is centralized and focuses on increasing market awareness for Cardlytics through partnerships, public relations, industry events and publications. For 2015, 2016 and the nine months ended September 30, 2017, our total sales and marketing expenses were $32.8 million, $31.3 million and $23.5 million, respectively, representing approximately 42%, 28% and 26% of revenue, respectively.

Marketers

We have dedicated sales teams responsible for establishing relationships with marketers and their agencies. Our go-to-market efforts are organized by industry vertical, which include restaurants, retail, cable and satellite television providers and wireless carriers. Each vertical team is led by an experienced general manager and staffed with sales, sales support and service specialists who have deep domain knowledge and industry operating experience. We also have account managers that manage our customer relationships within each vertical.

Some of our representative marketers by vertical include:

Grocery	Home Subscription Services	Restaurant	Retail	Travel
Albertson’s / Safeway Hannaford Morrison’s Sainsbury’s The Fresh Market Waitrose Whole Foods	Comcast Defender Direct (ADT) Hulu Spotify Terminix	Denny’s Five Guys Little Caesars Mitchells & Butlers Olive Garden Papa John’s Starbucks Subway	Advance Auto Parts Dick’s General Motors Michael’s Nordstrom Rack PetSmart Regis Salons Under Armour	Airbnb Best Western Carlson Rezidor Hotel Group Europcar UK Group Ltd Hilton Qatar Starwood Sun Country Airlines

Financial Institution Partners

Our go-to-market efforts for expanding our FI network are focused on nurturing our existing banking relationships and cultivating new relationships. From inception to date, no FI partner with which we contract directly has unilaterally terminated its use of our solution. Our FI partner sales team is focused on driving FIs to enhance their user interface for our white label program, otherwise drive increased consumer engagement and encourage adoption of our solution offerings.

Research and Development

Our culture is centered on innovation. We pioneered purchase intelligence and continue to focus on enhancing and broadening our platform’s capabilities. Our development efforts extend beyond our core technology as we look to help our FI partners enhance overall user experience both on the web and in mobile apps. As a result of our investment in research and development, we were able to expand our solutions offerings beyond Cardlytics Direct. For 2015, 2016 and the nine months ended September 30, 2017, our total research and development expenses were $11.6 million, $13.9 million and $9.5 million, respectively, representing approximately 15%, 12% and 10% of revenue, respectively.

Our Agreements with Bank of America

In November 2010, we entered into a General Services Agreement, or the GSA, with Bank of America, which we amended and/or supplemented March 2011, March 2012, February 2014, January 2016 and August 2017.

Pursuant to the GSA, we provide Bank of America with access to Cardlytics Direct. Our additional obligations under the GSA include forming relationships with participating marketers; obtaining and publishing marketer offers to customers after screening both the marketer and specific advertising content; and monitoring redemption rates with respect to consumer incentives offered in Cardlytics Direct campaigns. Bank of America is required to provide us with daily and monthly transaction information to enable us to fulfill our obligations to Bank of America, marketers and customers, and maintain the availability of Cardlytics Direct on its servers in accordance with an agreed service level. Although we are primarily responsible for securing marketers to advertise on Cardlytics Direct, Bank of America may likewise secure marketers and has the right to approve all marketer offers to be presented to Bank of America customers on Cardlytics Direct. Each party is responsible for billing and collecting consumer incentives and advertising fees from the participating marketer accounts that such party has secured. We also have the right to (i) use aggregated Bank of America purchase data to provide marketers participating in Cardlytics Direct with certain analytics services; provided, that we do not sell such analytical services absent Bank of America’s consent, and (ii) use aggregated Bank of America purchase data combined with aggregated data from other FIs to create summary analytics.

Pursuant to the GSA, we share the revenue that we generate from the sale of advertising within the Bank of America Cardlytics Direct channel with Bank of America, subject to certain exceptions set forth in the GSA. The amounts that we pay to Bank of America are reflected as FI Share. During 2015, 2016 and the nine months ended September 30, 2017, Bank of America accounted for 63%, 64% and 63% of our aggregate FI Share, respectively. The FI Share percentage that we pay is based on whether we or Bank of America have secured the relevant marketer account and other marketer- and transaction-specific factors; provided that we are entitled to retain no less than a specified percentage of the monthly revenue subject to the GSA. As one of the first major FIs to join our network, the FI Share rate payable to Bank of America is higher than the FI Share rate payable to FIs that joined our network more recently. In 2016, we were also required to pay Bank of America a minimum amount of FI Share, subject to the limitation noted in the preceding sentence.

The GSA requires us to fund the development of specified user interface updates to Cardlytics Direct, some of which are reimbursable to us through monthly holdbacks of FI Share otherwise payable to Bank of America by us. The 2017 user interface updates also include development commitments from Bank of America.

Under the GSA, we are obligated to provide Bank of America with net economic value at least as favorable as that provided by us to any other party obtaining services similar to those that we provide to Bank of America.

The GSA terminates on November 4, 2021, provided that Bank of America (i) has the right to extend the term of the GSA for additional one year periods by written notice to us and (ii) may terminate the GSA at any time upon 45 days written notice to us. Further, either party may terminate the GSA immediately upon (i) material breach of the terms of the GSA by the other party, subject to 30 days written notice and opportunity to cure, (ii) insolvency of the other party, (iii) a change of control of the other party, (iv) breach of applicable law by the other party and (v) other specified events.

In connection with entering into the GSA, we also entered into a Software License, Customization and Maintenance Agreement, or the License Agreement, with Bank of America, which we supplemented in March 2011. The License Agreement grants Bank of America the right to use the software underlying Cardlytics Direct and sets forth additional obligations of the parties with respect thereto. The License Agreement has a perpetual term subject to earlier termination by either party on terms consistent with those set forth in the GSA and described above (provided that the license survives any termination of the License Agreement). The License Agreement also provides that Bank of America may purchase a license to the source code underlying Cardlytics Direct upon the occurrence of specified events and for a specified fee.

In connection with entering into the March 2011 supplements to the GSA and License Agreement, we granted to an affiliate of Bank of America a 10-year warrant to purchase up to (i) 312,402 shares of our common stock at an exercise prices of $0.63 per share and (ii) 1,249,608 shares of our common stock at an exercise price of $1.63 per share.

Our Competition

The market for the utilization of purchase intelligence is nascent and we believe that there is no company that can provide purchase intelligence with the scale and the level of granularity that is equivalent to ours. With respect to Cardlytics Direct, we believe that we are the only company that enables marketing through FI channels at scale. As we expand our solutions, we expect to compete with a number of established companies, as well as numerous emerging market entrants. In the future, we may face competition from online retailers, credit card companies, digital publishers and mobile pay providers with access to a substantial amount of consumer purchase data. While we may successfully partner with a wide range of companies that are to some extent currently competitive to us, these companies may become more competitive to us in the future. As we introduce new solutions, as our existing solutions evolve and as other companies introduce new products and services, we are likely to face additional competition.

We believe the principal competitive factors in our industry include the following:

•	ability to leverage purchase data to inform marketing;

•	depth and breadth of relationships with financial institution partners, marketers and their agencies;

•	demonstrating the need for purchase intelligence to inform marketing spend;

•	depth and breadth of, and access to, purchase data;

•	effectiveness in increasing return on advertising spend for marketers;

•	effectiveness in increasing marketing campaign performance for marketers and their agencies;

•	ability to maintain confidentiality and security of consumer data;

•	transparency into and measurement of marketing performance;

•	multi-channel capabilities;

•	pricing;

•	brand awareness and reputation;

•	ability to continue to innovate; and

•	ability to attract, retain and develop leading-edge analytical and technical talent.

We believe that we compete favorably with respect to these factors and that we are well positioned as a leading provider and innovator of purchase intelligence.

Intellectual Property

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions.

As of September 30, 2017, we had three issued patents and 10 patent applications pending relating to our software. Our issued patents relate to a distributed system for inserting offers into online banking and expire on October 24, 2028. We cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

We have registered the “Cardlytics” name and logo in the United States and certain other countries. We have registrations and/or pending applications for additional marks in the United States and other countries; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

We also license software from third parties for integration into our offerings, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available.

We are the registered holder of a variety of domestic and international domain names that include cardlytics.com and similar variations on that name.

In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality agreements with our employees, consultants, financial institution partners, marketers, vendors and others. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. If we become more successful, we believe that competitors will be more likely to try to develop solutions and services that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our platform infringes their proprietary rights.

Patent and other intellectual property disputes are common in our industry and we have been involved in such disputes from time to time in the ordinary course of our business. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our FI partners, which we typically indemnify against such claims. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

Privacy and Security

We have architected privacy and security into our systems and practices. A critical part of our strategy involves not collecting, maintaining or using sensitive information, such as social security numbers, credit card numbers, financial account information or medical records. We currently do not receive any PII in connection with the delivery of any of our solutions. We only receive data in aggregate and target marketing against anonymized data. This approach to privacy is intended to protect consumers. Our privacy and security standards have also been designed and implemented to meet the requirements and safeguard the reputations of our FI partners and marketers, many of which are large, multinational corporations. These customers frequently audit our practices and engage in detailed assessments of our infrastructure.

Despite the fact that we do not receive any PII from FIs, privacy and security are among our highest priorities and we commit significant resources to protecting the data that we receive. We have implemented, assess on an ongoing basis, and, when necessary, upgrade our physical, procedural and technical controls. We also take steps to impose compliance with these controls on our service providers via contract.

A cornerstone of our practices is transparency in data use and consumer choice. Our privacy policy outlines the types of data we collect and how we use it. Additionally, we maintain an “opt-out” alternative on our website for any consumer to utilize if they wish to be excluded from our targeting. Additionally, our FI partners maintain ‘opt-out” alternatives for any consumer wishing to opt out of Cardlytics Direct.

Outside of the United States, our privacy and data handling practices are subject to regulation by data protection authorities and other regulators in the countries in which we do business, which may be more restrictive than the requirements that we are subject to in the United States.

Employees

As of September 30, 2017, we had 337 full-time employees, including 62 in delivery, 157 in sales and marketing, 75 in research and development and 43 in general and administrative. None of our U.S. employees are covered by collective bargaining agreements. We believe our employee relations are good and we have not experienced any work stoppages.

Facilities

Our principal executive offices are located in Atlanta, Georgia where we occupy a facility of approximately 77,000 square feet. Our lease expires in April 2025. We have additional U.S. offices in Chicago, Illinois, New York City, New York and Oakland, California. We also have offices in London, United Kingdom.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers, key employees and directors as of January 10, 2018:

Name	Age	Position(s)
Executive Officers
Scott D. Grimes	55	Chief Executive Officer, Co-Founder and Director
Lynne M. Laube	48	Chief Operating Officer, Co-Founder and Director
David T. Evans	42	Chief Financial Officer and Head of Corporate Development
Kirk L. Somers	52	Chief Legal & Privacy Officer

Key Employees
Dani Cushion	40	Chief Marketing Officer
Craig Snodgrass	45	Chief Data Officer
Peter Gleason	49	President of International Operations
James A. Tietz	55	Chief Revenue Officer
Sathish Gaddipati	51	Chief Technology Officer
Ronald P. Curtis	55	Vice President of Product Management
Megan McKean	36	Senior Vice President of Advertiser Services

Non-Employee Directors
David L. Adams	61	Director
John V. Balen	57	Chairman of the Board of Directors
Mark A. Johnson	64	Director
John Klinck	54	Director
Robert Legters(1)	47	Director
Tony Weisman	57	Director
Bryce Youngren	46	Director

(1)	Mr. Legters has advised us that he intends to resign from our board of directors contingent upon, and effective immediately prior, to the completion of this offering.

Executive Officers

Scott D. Grimes has served as our Chief Executive Officer and as a member of our board of directors since our founding in June 2008. From 2005 to June 2008, Mr. Grimes was Senior Vice President and General Manager, Payments at Capital One Financial Corporation and, from 2003 to 2005, Mr. Grimes was Vice President, Strategy at Capital One Financial Corporation. From 2001 to 2003, Mr. Grimes was a Principal at Canaan Partners, a venture capital firm. Earlier in his career, Mr. Grimes was a Senior Vice President at FreeMarkets Inc., an e-sourcing company, and a Principal at McKinsey & Company, a management consulting firm. Mr. Grimes began his career at Schlumberger Limited as an electrical engineer. Since August 2014, Mr. Grimes has served as a director of Great Plains Energy Incorporated, a regulated electric utility, where he also serves on the governance and audit committees. Mr. Grimes holds a B.S. in Electrical Engineering from Union College and an M.B.A. from Stanford University. Our board of directors believes that Mr. Grimes’s business expertise and his daily insight into corporate matters as our Chief Executive Officer qualify him to serve on our board of directors.

Lynne M. Laube has served as our Chief Operating Officer and as a member of our board of directors since our founding in June 2008. From 1995 to June 2008, Ms. Laube held various positions at Capital One, including as a Vice President. Ms. Laube started her career at Bank One Corporation, where she specialized in operations analysis. Ms. Laube holds a B.S. in Finance and Marketing from University of Cincinnati. Our board of directors believes that Ms. Laube’s business expertise and her daily insight into corporate matters as our President and Chief Operating Officer qualify her to serve on our board of directors.

David T. Evans has served as our Chief Financial Officer and Head of Corporate Development since October 2016. From August 2014 to October 2016, Mr. Evans served as our Senior Vice President, Corporate

Development. From July 2009 to June 2014, Mr. Evans served as a Director in the Technology, Media and Telecom Investment Banking group at Wells Fargo Securities. Earlier in his career, Mr. Evans held positions at Wachovia Securities and Cowen Group. Mr. Evans holds a B.S. in Industrial Engineering from Auburn University and an M.B.A. from Emory University.

Kirk L. Somers has served as our Chief Legal and Privacy Officer since July 2014. From March 2013 to June 2014, Mr. Somers was General Counsel and Chief Administrative Officer at Think Geek Inc., an internet based retailer. From November 2001 to January 2013, Mr. Somers was Executive Vice President, Corporate Affairs for Concurrent Computer Corporation, a provider of video software, hardware and professional services. Earlier in his career, Mr. Somers was the Assistant General Counsel for Melita International Inc., a provider of integrated customer contact applications, and a Partner with the law firm of Marshall & Melhorn, LLC. Mr. Somers began his legal career as an attorney in the U.S. Air Force. Mr. Somers holds a B.A. in Physics from Cornell University and a J.D. from Ohio State University. Mr. Somers is a member of the U.S. patent bar.

Key Employees

Dani Cushion has served as our Chief Marketing Officer since May 2015. From May 2010 to May 2015, Ms. Cushion held various marketing positions at Millennial Media, Inc., a mobile advertising platform company, serving as Senior Vice President, Global Marketing and Communications from October 2014 to May 2015. From October 2005 to April 2010, Ms. Cushion held various marketing positions at Sirius XM Holdings Inc., a satellite radio company. Ms. Cushion began her career in sports marketing holding positions with Major League Soccer and Omnicom Group Inc. Ms. Cushion holds a B.S. in Marketing from Lehigh University.

Craig Snodgrass has served as our Chief Data Officer since 2014 and previously served as our Senior Vice President, Data and Network Analytics from 2010 to 2014. From 2000 to 2010, Mr. Snodgrass held a variety of roles at Capital One, including in marketing and operations. Mr. Snodgrass began his career as a chemical engineer at Honeywell International Inc., a multinational conglomerate. Mr. Snodgrass holds a B.S. in Chemical Engineering from Virginia Tech and an M.S. in Mathematics from Virginia Commonwealth University.

Peter Gleason has served as our President of International Operations since November 2016. From August 2007 to September 2016, Mr. Gleason was the Managing Director and President of Intelligent Shopper Solutions for Aimia, a data-driven marketing and loyalty analytics company. He was previously a Managing Director at dunnhumby, a customer marketing consultancy, and earlier in his career held various positions at Catalina Marketing, Kimberly-Clark, Mars Confectionery and Gillette. Mr. Gleason holds a Bachelor of Arts Honours Degree in Sports Science from Staffordshire University as well as a Postgraduate Diploma in Marketing Management.

James A. Tietz has served as our Chief Revenue Officer since September 2017 and our President of Advertising since May 2016. Previously, he served as our Executive Vice President of Advertiser Sales from March 2012 to May 2016. From December 2010 until March 2012, Mr. Tietz served as our Senior Vice President, Advertiser Sales. From 2001 to December 2010, Mr. Tietz held a variety of sales and management positions at Imagitas, Inc., a marketing services company. Earlier in his career, Mr. Tietz held positions at Catalina Marketing and Hormel Foods. Mr. Tietz holds a B.S. in Agricultural Business Management from the University of Wisconsin.

Sathish Gaddipati has served as our Chief Technology Officer since January 2018 and previously served as our Senior Vice President and Head of Technology from January 2017 to January 2018. From August 2015 to January 2017, Mr. Gaddipati was the Vice President of Data Products and Platform Engineering at Omnitracs. From September 2012 to August 2015, he worked as Vice President of Enterprise Data Services and Analytics at The Weather Channel. From May 2011 to September 2012, he served as Director of Enterprise Data and Business Intelligence at NCR Corporation. He previously held positions at The Walt Disney Company, InterContinental Hotels Group, and Sun Microsystems. Mr. Gaddipati holds an B.S. in Production Engineering from Punjab Engineering College and an M.S. in Industrial Management from the Indian Institute of Technology (IIT).

Ronald P. Curtis has served as our Vice President of Product Management since July 2017. From January 2014 to January 2017, Mr. Curtis served as Vice President of Product Management for Videa, LLC. From December 2007 to December 2014, Mr. Curtis performed Product Strategy and Project Management roles at Cox Communications, Inc. and Cox Media Group, LLC both as a consultant and later as an employee. From 1997 to 2007, Mr. Curtis co-founded and was active at the board of directors and operating level of start-ups in internet banking and wireless technology. Mr. Curtis began his career at Accenture PLC. Mr. Curtis holds a B.E. in Mechanical Engineering from Stevens Institute of Technology.

Megan McKean has served as our Senior Vice President of Advertiser Services since May 2016. Since joining Cardlytics in October 2012, she has held a variety of roles, including overseeing Advertiser Account Management, Analytics and Operations. From January 2005 to September 2012, Ms. McKean was at MSL Atlanta of Publicis Groupe SA. Ms. McKean began her career in public affairs and procurement at NASA’s Johnson Space Center in Houston. Ms. McKean holds a B.S. in Marketing from Iowa State University.

Non-Employee Directors

David L. Adams has served as a member of our board of directors since September 2011. From 2007 until he retired in March 2016, Mr. Adams served as Executive Vice President and Chief Financial Officer of Aimia Inc., a TSX listed, data-driven marketing and loyalty analytics company. Before joining Aimia, Mr. Adams held a variety of executive finance positions at Photowatt Technologies Inc., SR Telecom Inc. and CAE Inc. Prior to these roles, he held a number of positions with the Bank of Nova Scotia and Ernst & Young. Mr. Adams serves as a director of Points International (TSX, NASDAQ), Club Premier (Aeromexico’s frequent flyer program), Plan International Canada and is a member of the Board of Governors of the Stratford Festival. Mr. Adams is a member of the audit committee of all of these boards, chairs the HRCC at Plan and is a member of the HRCC at Club Premier. Mr. Adams is a chartered accountant in Canada and holds a B.Comm. in Commerce and Finance from the University of Toronto. Our board of directors believes that Mr. Adams’ financial expertise and experience in the technology industry qualify him to serve on our board of directors.

John V. Balen has served as a member of our board of directors since August 2008 and as chairman of our board of directors since April 2017. Mr. Balen joined Canaan Partners, a venture capital firm in 1995 and is currently a Partner, where he focuses on the digital media, enterprise and financial technology sectors. Before joining Canaan Partners, Mr. Balen held a variety of operational and financial roles, including Managing Director of Horsley Bridge Partners, a private equity firm. Earlier in his career, Mr. Balen was an engineer at Codenoll Technology, a fiber communications company, and an engineer at Digital Equipment Corp. Mr. Balen serves as a director for a number of privately-held companies. Mr. Balen holds a B.S. in Electrical Engineering and an M.B.A. from Cornell University. Our board of directors believes that Mr. Balen’s experience investing in technology businesses and his service on numerous private company boards qualify him to serve on our board of directors.

Mark A. Johnson has served as a member of our board of directors since October 2010. Mr. Johnson joined TTV Capital, a venture capital firm, as a General Partner in 2008. From 1982 to 2000 and from 2003 to 2008, Mr. Johnson held various positions at CheckFree Corporation, a provider of financial electronic commerce services and products, including director, Vice President of Operations and Vice Chairman. From 2000 to 2003, Mr. Johnson left CheckFree to form e-RM Ventures, a private investing consultancy focused on early stage payments-related companies, although he continued to serve as a director of CheckFree. Prior to joining CheckFree, Mr. Johnson worked for the Federal Reserve Bank and Bank One Corporation. Mr. Johnson serves as a director and on the audit committee of FleetCor Technologies, Inc., a public company, and serves as a director of a number of privately-held companies. He also is the former chairman of Venture Atlanta, a technology conference focused on connecting Georgia’s entrepreneurs with the capital providers. Mr. Johnson holds a B.S. in Business from Miami University and an M.B.A. from Ohio State University. Our board of directors believes that Mr. Johnson’s experience in financial e-commerce services and his service on numerous private company boards qualify him to serve on our board of directors.

John (“Jack”) Klinck has served as a member of our board of directors since October 28, 2016. Mr. Klinck is currently an active angel and seed stage investor in FinTech oriented firms. From 2006 to April 2015, Mr. Klinck was Executive Vice President and Head of Global Strategy and New Ventures at State Street Corporation, where he served on that firm’s management committee and ran several business lines including Alternative Investment Solutions, Credit Services, Global Exchange and Corporate Strategy. Before joining State Street, Mr. Klinck was Vice Chairman and President of the Investment Manager Solutions Group at Mellon Financial Corporation. Before joining Mellon in 1997, Mr. Klinck held various management positions at American Express. Mr. Klinck holds a B.A. from Middlebury College and an M.B.A from the Fuqua School of Business at Duke University. Our board of directors believes that Mr. Klinck’s diverse management expertise and experience in the financial services industry qualify him to serve on our board of directors.

Robert Legters has served as a member of our board of directors since December 2015. Mr. Legters joined Fidelity National Information Services, Inc., a provider of banking and payments technology, as well as consulting and outsourcing solutions, in 2000 and has served as its Senior Vice President of Product since 2009. Our board of directors believes that Mr. Legters experience with banking technology and investing in technology businesses qualify him to serve on our board of directors.

Tony Weisman has served as a member of our board of directors since October 2014. Mr. Weisman has served as the Chief Marketing Officer of Dunkin’ Donuts since September 2017. From 2007 until September 2017, Mr. Weisman served in senior executive positions at Digitas and as the Chief Executive Officer of Digitas North America from March 2013 until September 2017. From 2002 to 2006, Mr. Weisman was Chief Marketing Officer at DraftFCB/Chicago, an advertising agency. Prior to 2002, he held various management positions at advertising agency Leo Burnett. Mr. Weisman holds a B.A. in Political Science from Brown University. Our board of directors believes that Mr. Weisman’s experience in the advertising industry qualifies him to serve on our board of directors.

Bryce Youngren has served as a member of our board of directors since August 2008. Mr. Youngren joined Polaris Partners, a venture capital firm, in 2002 and currently is a Managing Partner of the firm and co-leads the firm’s technology investing team. Prior to joining Polaris, Mr. Youngren worked for Great Hill Partners and Willis Stein and Partners, two private equity firms, and for Bear Stearns & Co.’s technology investment banking group. Mr. Youngren serves as a director for a number of privately-held companies. Mr. Youngren holds a B.A in Economics from the University of Illinois at Urbana-Champaign and an M.B.A. from the University of Pennsylvania. Our board of directors believes that Mr. Youngren’s experience investing in technology businesses and his service on numerous private and public company boards qualify him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of nine members. Each director is currently elected to the board of directors for a one-year term, to serve until the election and qualification of a successor director at our annual meeting of stockholders, or until the director’s earlier removal, resignation or death.

All of our directors currently serve on the board of directors pursuant to the voting provisions of a voting agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Scott D. Grimes, Mark A. Johnson and David L. Adams, and whose term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of Lynne M. Laube, John Klinck and Tony Weisman, and whose term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of John V. Balen and Bryce Youngren, and whose term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

Our amended and restated bylaws, which will become effective upon the completion of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Messrs. Adams, Balen, Johnson, Youngren, Weisman and Klinck representing six of our eight directors following the completion of this offering, are “independent directors” as defined under current rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Upon the completion of this offering, our audit committee will consist of three directors, Messrs. Adams, Klinck and Youngren. Our board of directors has determined that each of Messrs. Adams and Klinck satisfies the independence requirements for audit committee members under the listing standards of the Nasdaq Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Youngren is an “affiliated person” under Rule 10A-3 of the Exchange Act and therefore does not meet the independence criteria for audit committee membership pursuant to the listing standard of the NASDAQ Stock Market. However, we are permitted to phase-in our compliance with the independent audit committee requirements set forth in the rules of the NASDAQ Stock Market and the Exchange Act, as follows: (1) we must have one independent member at the time of listing, (2) we must have a majority of independent members within 90 days of listing and (3) we must have all independent members within one year of listing. We expect that, within one year of our listing on the NASDAQ Stock Market, Mr. Youngren will either have (1) ceased to be an “affiliated person” under Rule 10A-3 of the Exchange Act or (2) resigned from our audit committee and an independent director for audit committee purposes (as determined under the listing standards of the NASDAQ Stock Market and Exchange Act rules) will have been added to our audit committee. Each member of our audit committee meets the financial literacy requirements of the listing standards of the Nasdaq Global Market. Mr. Adams is the chairman of the audit committee and our board of directors has determined that Mr. Adams is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective immediately prior to the completion of this offering that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of three directors, Messrs. Johnson, Balen and Weisman, each of whom our board of directors has determined is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Mr. Johnson is the chairman of the compensation committee. The composition of our compensation committee meets the requirements for independence under current listing standards of the Nasdaq Stock Market and current SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our equity and non-equity incentive plans;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of three directors, Messrs. Balen, Youngren and Adams. Mr. Balen will be the chairman of the nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under current listing standards of the Nasdaq Stock Market and current SEC rules and regulations. The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and corporate governance committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.cardlytics.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Non-Employee Director Compensation

We provide cash and/or equity-based compensation to certain of our independent directors who are not employees or affiliated with our largest investors for the time and effort necessary to serve as a member of our board of directors. In addition, all of our independent directors are entitled to reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

We expect that our board of directors will adopt a director compensation policy for non-employee directors to be effective upon the completion of this offering.

2017 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2017 by our directors who were not also our employees. Scott D. Grimes, our Chief Executive Officer, and Lynne M. Laube, our Chief Operating Officer, are also members of our board of directors, but did not receive any additional compensation for service as a director. Mr. Grimes’ and Ms. Laube’s compensation as executive officers are set forth above under “Executive Compensation—2017 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash		Option Awards(1)(2)	Total
David L. Adams	$140,000	(3)	$—	$140,000
John V. Balen	—		—	—
Mark A. Johnson	—		—	—
Jack Klinck	—		—	—
Robert Legters	—		—	—
Bryce Youngren	—		—	—
Tony Weisman	—		—	—

(1)	This column reflects the aggregate grant date fair value for options granted during the fiscal year as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 (ASC 718) as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our consolidated financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that directors will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note (6) to our consolidated financial statements included in this prospectus.

(2)	The table below shows the aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2017:

Name	Option Awards (#)
David L. Adams	350,000	(1)
John V. Balen	—
Mark A. Johnson	—
Jack Klinck	100,000	(2)
Robert Legters	—
Bryce Youngren	—
Tony Weisman	100,000	(3)

(1) The shares of common stock underlying this option vest and become exercisable over a two-year period in 24 equal monthly installments beginning on June 15, 2016, subject to Mr. Adams’ continued service through each vesting date.

(2) The shares of common stock underlying this option vest and become exercisable over a two-year period in 24 equal monthly installments beginning on November 17, 2016, subject to Mr. Klinck’s continued service through each vesting date.

(3) The shares of common stock underlying this option vest and become exercisable over a two-year period in 24 equal monthly installments beginning on March 20, 2014, subject to Mr. Weisman’s continued service through each vesting date.

(3)	Mr. Adams receives $10,000 per quarter for his service as chairman of our audit committee and $25,000 per quarter for his service as chairman of our board of director’s operating committee.

EXECUTIVE COMPENSATION

2017 Summary Compensation Table

The following table sets forth information regarding compensation earned with respect to the years ended December 31, 2016 and 2017 by our principal executive officer and our next two mostly highly compensated executive officers in 2017, whom we refer to as our named executive officers for 2017.

Name and Principal Position	Year	Salary	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation		All Other Compensation		Total
Scott D. Grimes(5)	2017	$ 300,000	—	$ 653,842	$ 178,231	(3)	$ 24,324	(6)	$ 1,156,398
Chief Executive Officer and Director	2016	305,769	119,812	435,850	22,688	(4)	18,325	(6)	902,444

Lynne M. Laube(5)	2017	280,000	—	653,842	166,349	(3)	21,268	(6)	1,121,460
Chief Operating Officer and Director	2016	286,154	111,824	435,850	21,176	(4)	11,784	(6)	866,788

David T. Evans	2017	300,000	—	435,895	178,231	(3)	73,135	(6)(7)	987,261
Chief Financial Officer	2016	260,376	99,574	1,342,848	21,176	(4)	26,831	(6)(7)	1,750,805

(1)	This column reflects the aggregate face value of restricted securities units denominated as convertible promissory notes granted during the fiscal year. See “Certain Relationships and Related Party Transactions—Restricted Securities Units Awards” for a description of the material terms of the restricted securities units awards.

(2)	This column reflects the aggregate grant date fair value of options granted during the fiscal year as computed in accordance with ASC 718 as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our consolidated financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in notes (2) and (6) to our consolidated financial statements included in this prospectus.

(3)	See “— Employment Arrangements—2017 Bonus Plan” below for a description of the material terms of the plan pursuant to which this compensation was awarded.

(4)	See “— Employment Arrangements—2016 Bonus Plan” below for a description of the material terms of the plan pursuant to which this compensation was awarded.

(5)	Mr. Grimes and Ms. Laube did not receive any additional compensation in his or her capacity as a director.

(6)	Reflects our 401(k) plan matching contributions and health insurance premiums paid by us.

(7)	Reflects reimbursements for housing expenses.

Outstanding Equity Awards as of December 31, 2017

The following table sets forth certain information about equity awards granted to our named executive officers that remain outstanding as of December 31, 2017.

	Option Awards(1)						Stock Awards
Name and Principal Position	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Scott D. Grimes	7/19/2013	250,000	—	$2.29	(2)	7/19/2018	—	—
Chief Executive Officer & Director	6/15/2016						4,734		(6)
	8/2/2016	73,937	123,229	$5.00	(3)	8/2/2026	—	—
	8/4/2016						8,765		(6)
	10/28/2016						5,116		(6)
	7/7/2017	—	225,000	$7.61	(4)	7/7/2027	—	—
Lynne M. Laube	7/19/2013	250,000	—	$2.08	(2)	7/19/2023	—	—
Chief Operating Officer & Director	6/15/2016						4,419		(6)
	8/2/2016	73,937	123,229	$5.00	(3)	8/2/2026	—	—
	8/4/2016						8,181		(6)
	10/28/2016						4,775		(6)
	7/7/2017	—	225,000	$7.61	(4)	7/7/2027	—	—
David T. Evans	8/8/2014	108,333	21,667	$2.27	(5)	8/8/2024	—	—
Chief Financial Officer	6/15/2016						2,485		(6)
	8/2/2016	150,000	—	$5.00		8/2/2026	—	—
	8/4/2016						8,181		(6)
	10/28/2016						4,775		(6)
	7/7/2017	—	150,000	$7.61	(4)	7/7/2027	—	—

(1)	All of the option awards listed in the table above were granted under our 2008 Stock Plan, the terms of which are described below under “—Equity Incentive Plans.”

(2)	The shares of common stock underlying this option vested and became exercisable over a four-year period as to 25% of the common stock underlying the option on March 15, 2014 and as to 75% of the shares of common stock underlying the option in 36 equal monthly installments thereafter, subject to the recipient’s continued service through each vesting date.

(3)	The shares of common stock underlying this option vest and become exercisable over a four-year period as to 25% of the common stock underlying the option on June 15, 2017 and as to 75% of the shares of common stock underlying the option in 36 equal monthly installments thereafter, subject to the recipient’s continued service through each vesting date.

(4)	The shares of common stock underlying this option vest and become exercisable over a four-year period as to 25% of the common stock underlying the option on April 1, 2018 and as to 75% of the shares of common stock underlying the option in 36 equal monthly installments thereafter, subject to the recipient’s continued service through each vesting date.

(5)	The shares of common stock underlying this option vest and become exercisable over a four-year period as to 25% of the common stock underlying the option on August 8, 2015 and as to 75% of the shares of common stock underlying the option in 36 equal monthly installments thereafter, subject to the recipient’s continued service through each vesting date.

(6)

The amounts in this row reflect grants of restricted securities units, or the RSU Awards. The RSU Awards include a service-based vesting requirement that requires the named executive officer to remain employed by us and a liquidity event-based vesting requirement. The service-based vesting requirement and liquidity event-based vesting requirement will both be satisfied upon completion of this offering. The RSU Awards are denominated in shares of Series G’ redeemable convertible preferred stock, which will convert into shares of common stock upon completion of this offering. The market value set forth above assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. See “Certain Relationships and Related party Transactions—Restricted Securities Units Awards” for a description of the material terms of the RSU Awards.

See “—Potential Payments upon Termination or Change of Control” for a description of vesting acceleration applicable to stock options held by our named executive officers.

We may in the future, on an annual basis or otherwise, grant additional equity awards to our executive officers pursuant to our 2008 Stock Plan and/or 2018 Equity Incentive Plan, the terms of which are described below under “—Equity Incentive Plans.”

Employment Arrangements

Each of our named executive officers’ employment is “at will” and may be terminated at any time, subject to the executive’s right to receive certain benefits and payments, as described below under “Potential Payments Upon Termination or Change of Control.” We are not party to employment agreements or offer letter agreements with Scott D. Grimes, our Chief Executive Officer or Lynne M. Laube, our Chief Operating Officer. Mr. Grimes’ and Ms. Laube’s current annual base salaries are $300,000 and $280,000, respectively.

Offer Letters with Our Named Executive Officers

David T. Evans. We entered into an offer letter agreement with Mr. Evans effective June 11, 2014 for the position of Senior Vice President, Corporate Development. In October 2016, Mr. Evans began serving as our Chief Financial Officer and Head of Corporate Development. Mr. Evans currently receives a base salary of $300,000. Pursuant to his agreement, Mr. Evans was also entitled to a stock option grant as described under “—Outstanding Equity Awards as of December 31, 2017” above. Mr. Evans is also eligible to participate in our employee benefit plans, subject to the terms of those plans.

2016 Bonus Plan

In 2016, each of our executive officers was eligible to participate in our 2016 Annual Bonus Target Incentive Program, or 2016 Bonus Plan. The 2016 Bonus Plan was designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash targets for Messrs. Grimes and Evans and Ms. Laube were $198,750, $182,250 and $185,500, respectively. Each of our executive officers was eligible to receive more than 100% of his or her target bonus if our performance exceeded the target set forth in the 2016 Bonus Plan. The 2016 Bonus Plan cash targets were based on us achieving certain billings, revenue, adjusted contribution and adjusted EBITDA targets.

2017 Bonus Plan

In 2017, each of our executive officers was eligible to participate in our 2017 Annual Bonus Target Incentive Program, or 2017 Bonus Plan. The 2017 Bonus Plan was designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash targets for Messrs. Grimes and Evans and Ms. Laube were $225,000, $225,000 and $210,000, respectively. Each of our executive officers was eligible to receive more than 100% of his or her target bonus if our performance exceeded the target set forth in the 2017 Bonus Plan.

Potential Payments upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his term of service, including salary and accrued vacation or PTO.

Messrs. Grimes and Evans and Ms. Laube are each party to a separation agreement with us. Pursuant to these agreements, if the executive resigns for certain good reasons or is terminated by us other than for cause, then, subject to the execution of a release and compliance with any post-termination obligations and covenants, the executive will receive (1) 12 months of then-current annual base salary, less applicable withholdings, paid in installments over a period of 12 months, (2) a prorated portion of the executive’s annual bonus, if any, based on the amount that would have been earned had the executive remained employed for the entire year, less applicable withholdings, paid on the same date that we pay all other such bonuses for the applicable year and (3) continued payment of COBRA premiums for a period of 12 months, subject to the executive’s continued copayment of premiums, if permitted under the terms of the plan and applicable law.

In addition, if we undergo a change of control and Messrs. Grimes’, Evans’ or Ms. Laube’s role, responsibilities or compensation are materially reduced or such individual is terminated without cause in connection with such change of control, unvested stock options held by such executive will vest.

Equity Incentive Plans

2018 Equity Incentive Plan

We expect that our board of directors will adopt and our stockholders will approve prior to the completion of this offering our 2018 Equity Incentive Plan, or 2018 Plan. We do not expect to utilize our 2018 Plan until after the completion of this offering, at which point no further grants will be made under our 2008 Stock Plan, or 2008 Plan, as described below under “2008 Stock Plan.” No awards have been granted and no shares of our common stock have been issued under our 2018 Plan.

Stock Awards.    The 2018 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which are collectively referred to as stock awards. Additionally, the 2018 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2018 Plan after the 2018 Plan becomes effective is the sum of (1) and (2) up to                  shares reserved, and remaining available for issuance, under our 2008 Plan at the time our 2018 Plan becomes effective. Additionally, any shares subject to stock options or other stock awards granted under our 2008 Plan that would have otherwise returned to our 2008 Plan (such as upon the expiration or termination of a stock award prior to vesting) will be added to, and available for issuance under, our 2018 Plan and the number of shares of our common stock reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, beginning on January 1, 2019 (assuming the 2018 Plan becomes effective before such date) and continuing through and including January 1, 2028, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2018 Plan is                  shares.

No person may be granted stock awards covering more than                  shares of our common stock under our 2018 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than                  shares or a performance cash award having a maximum value in excess of $        . Such limitations are designed to help ensure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2018 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2018 Plan. In addition, the following types of shares under the 2018 Plan may become available for the grant of new stock awards under the 2018 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2018 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2018 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2018 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2018 Plan. Subject to the terms of our 2018 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2018 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2018 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2018 Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the option holder, (4) a net exercise of the option if it is an nonqualified stock option and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock units award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2018 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2018 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.

Performance Awards.    The 2018 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to certain types of performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) subscriber satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (a) to exclude restructuring and/or certain other specified nonrecurring charges; (b) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2018 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year or as performance stock awards (as established under the 2018 Plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate or for no consideration; or

•	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2018 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the 2018 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2018 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopts our 2018 Plan.

2008 Stock Plan

Our 2008 Stock Plan, or 2008 Plan, was initially adopted by our board of directors and approved by our stockholders on July 2, 2008 and was last amended by our board of directors and approved by our stockholders on May 4, 2017. As of September 30, 2017, 2,661,115 shares of our common stock have been issued pursuant to the exercise of options granted under our 2008 Plan, options to purchase 10,130,793 shares of our common stock were outstanding at a weighted-average exercise price of $4.61 per share, no shares of our common stock have been issued pursuant to rights to acquire restricted stock and 1,188,092 shares remained available for future grant under our 2008 Plan. Following this offering, no further grants will be made under our 2008 Plan but all outstanding stock awards granted under our 2008 Plan will continue to be governed by the terms of our 2008 Plan.

Stock Awards.    Our 2008 Plan provides for the grant of incentive stock options, nonqualified stock options and rights to acquire restricted stock, referred to collectively as stock awards, to employees, non-employee directors and consultants providing services to us or our affiliates.

Share Reserve.    The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2008 Plan is 13,980,000 shares, subject to adjustment as provided in the 2008 Plan.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments may be made to (1) the class and number of shares available for future grants under the 2008 Plan and (2) the class and number of shares covered by; the exercise or purchase price of, each outstanding stock award; and the repurchase price applicable to any stock award.

Administration.    Our board of directors, or a duly authorized committee thereof, each referred to as the plan administrator, has the authority to administer the 2008 Plan. Subject to the terms of the 2008 Plan, the plan administrator may determine recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the terms of the 2008 Plan, the plan administrator has full authority and discretion to interpret the 2008 Plan and to prescribe and rescind rules and regulations related to it. Our board of directors may amend, terminate or discontinue the 2008 Plan at any time. The board of directors may also delegate authority to one of our officers to designate certain non-officer employees to receive stock awards and to determine the number of shares subject to those awards, subject to limits imposed by the board of directors.

Corporate Transactions.    In the event of a sale of all or substantially all of the company’s assets, or a merger, consolidation or other capital reorganization or business combination transaction of the company with or into another corporation, entity or person, which we refer to as a Corporate Transaction, the plan administrator has the discretion to provide for the assumption of stock awards, the issuance of comparable securities under an incentive program, or, in the case of options, settlement in cash or other property to the extent that the options are vested and have an exercise price less than the price paid per share in the applicable Corporate Transaction. Notwithstanding the foregoing, in the event that the successor corporation does not agree to such assumption, substitution or exchange of options, options shall terminate upon the consummation of such Corporate Transaction.

Amendment and Termination.    As noted above, in connection with this offering, our 2008 Plan will be terminated and no further stock awards will be granted thereunder. All outstanding stock awards under the 2008 Plan will continue to be governed by their existing terms.

2018 Employee Stock Purchase Plan

We expect that our board will adopt and our stockholders will approve prior to the closing of this offering our 2018 Employee Stock Purchase Plan, or our 2018 ESPP. We do not expect to grant purchase rights under our 2018 ESPP until after the closing of this offering.

Share Reserve.    The maximum number of shares of our common stock that may be issued under our 2018 ESPP

is              shares. Additionally, the number of shares of our common stock reserved for issuance under our 2018 ESPP will automatically increase on January 1 of each year, beginning on January 1, 2019 (assuming the 2018 ESPP becomes effective before such date) and continuing through and including January 1, 2026, by the lesser of

(1)    % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2)             shares of our common stock or (3) such lesser number of shares of common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2018 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2018 ESPP.

Administration.    Our board of directors, or a duly authorized committee thereof, will administer our 2018 ESPP. Our board of directors has delegated its authority to administer our 2018 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Limitations.    Our employees, including executive officers, and the employees of any of our designated affiliates will be eligible to participate in our 2018 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in our 2018 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2018 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2018 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2018 ESPP.

A participant may not transfer purchase rights under our 2018 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2018 ESPP.

Payroll Deductions.    Our 2018 ESPP permits participants to purchase shares of our common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions.    In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.    Our board of directors has the authority to amend, suspend or terminate our 2018 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Our 2018 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of our 2018 ESPP.

401(k) Plan

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to such participant’s directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2014 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Series G Preferred Stock and Warrant Financing

In May 2017, we sold an aggregate of 1,385,358 shares of our Series G redeemable convertible preferred stock at a price of $8.61895 per share for aggregate gross proceeds of approximately $11.9 million. In connection with the issuance of our Series G redeemable convertible preferred stock, (1) the principal and accrued interest under the Existing Stockholder Notes described below under the heading “—Unsecured Convertible Promissory Note Financing” converted into an aggregate of 5,183,015 shares of our Series G’ redeemable convertible preferred stock, (2) the principal and accrued interest under the Aimia EMEA Notes described below under the heading “—Agreements with Aimia Inc. and Affiliated Entities” converted into an aggregate of 3,205,318 shares of our common stock and (3) we issued warrants to purchase an aggregate number of shares of our common stock equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price, which warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company. The following table summarizes the participation in the foregoing transactions by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transactions:

Related Party	Shares of Series G Preferred Stock	Shares of Series G’ Preferred Stock	Shares of Common Stock	Warrants to Purchase Common Stock
Entities affiliated with Aimia, Inc.(1)	—	1,528,912	3,205,318	—
Entities affiliated with Polaris Venture Partners(2)	116,023	849,879	—	(6)
Canaan VIII L.P.(3)	214,643	1,040,389	—	(6)
Entities affiliated with Discovery Capital(4)	—	425,379	—	—
Scott D. Grimes	—	103,876	—	—
Lynne M. Laube	—	55,933	—	—
Entities affiliated with Mark A. Johnson(5)	139,228	60,182	—	(6)
John Klinck.	23,205	—	—	(6)
David Adams	11,602	—	—	(6)

(1)	Consists of 636,829 shares of Series G’ redeemable convertible preferred stock issued to Aeroplan Holdings Europe Sàrl, 892,083 shares of Series G’ redeemable convertible preferred stock issued to Aimia EMEA Limited and 3,205,318 shares of common stock issued to Aimia EMEA Limited.
(2)	Consists of 111,954 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners V, L.P. (“PVP V”), 820,080 shares of Series G’ redeemable convertible preferred stock issued to PVP V, 2,182 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners Entrepreneurs’ Fund V, L.L. (“PVP EF V”), 15,983 shares of Series G’ redeemable convertible preferred stock issued to PVP EF V, 767 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners Founders’ Fund V, L.P. (“PVP FF V”), 5,616 shares of Series G’ redeemable convertible preferred stock issued to PVP FF V, 1,120 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVP SFF V”) and 8,200 shares of Series G’ redeemable convertible preferred stock issued to PVP SFF V. Polaris Venture Management Co. V, L.L.C. is a general partner of each of PVP V, PVP EF V, PVP FF V and PVP SFF V and may be deemed to have the sole voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V. Bryce Youngren, a member of our board of directors, is a Managing Partner of Polaris Partners and may be deemed to share voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V.
(3)	John V. Balen, a member of our board of directors, is a managing member of Canaan Partners VIII LLC, the general partner of Canaan VIII L.P. Mr. Balen does not have voting or investment power over any shares held directly by Canaan VIII L.P.

(4)	Consists of 381,091 shares of Series G’ redeemable convertible preferred stock issued to Discovery Opportunity Master Fund, Ltd. and 44,288 shares of Series G’ redeemable convertible preferred stock issued to Discovery Global Focus Master Fund, Ltd.
(5)	Consists of 60,182 shares of Series G’ redeemable convertible preferred stock issued to TTP Fund II, L.P., 116,023 shares of Series G redeemable convertible preferred stock purchased by TTV Ivy Holdings, LLC and 23,205 shares of Series G redeemable convertible preferred stock purchased by Mr. Johnson. TTV Capital is a provider of management services to TTP GP II, LLC, which is a general partner of TTP Fund II, L.P. TTV Capital is the manager of TTV Ivy Holdings Manager, LLC, which is the general partner of TTV Ivy Holdings, LLC. Mark A. Johnson, a member of our board of directors, is a member of each of TTP GP II, LLC and TTV Ivy Holdings Managers, LLC and holds the title of partner of TTV Capital, and may be deemed to share voting and dispositive power over the shares held by TTP Fund II L.P. and TTV Ivy Holdings, LLC.
(6)	The maximum number of shares issuable to each investor upon the exercise of such warrants is equal to the number of shares of Series G redeemable convertible preferred stock set forth opposite such investor’s name in the table above. The actual number of shares issuable to each investor upon the exercise of such warrants is equal to the product obtained by multiplying the number of shares of Series G redeemable convertible preferred stock set forth opposite such investor’s name in the table above by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price.

Unsecured Convertible Promissory Note Financing

In April, May, June and July 2016, we issued unsecured convertible promissory notes, or collectively, the Existing Stockholder Notes, to certain of our existing stockholders in an aggregate principal amount of $27.0 million, at an interest rate of 10% per year, compounded annually. The following table summarizes purchases of our convertible promissory notes by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction:

Related Party	Principal Amount of Convertible Notes
Aeroplan Holdings Europe Sàrl(1)	$3,987,124.92
Entities affiliated with Polaris Venture Partners(2)	$5,321,027.91
Canaan VIII L.P.(3)	$6,513,769.65
Entities affiliated with Discovery Capital(4)	$2,663,266.08
Scott D. Grimes	$650,000.00
Lynne M. Laube	$350,000.00

(1)	Aeroplan Holdings Europe Sàrl is an affiliate of Aimia Inc. David L. Adams, a member of our board of directors, was the Executive Vice President and Chief Financial Officer of Aimia Inc. at the time of the issuance.
(2)	Consists of convertible promissory notes in an aggregate principal amount of $5,134,443.03 purchased by Polaris Venture Partners V, L.P., or PVP V, convertible promissory notes in an aggregate principal amount of $100,069.82 purchased by Polaris Venture Partners Entrepreneurs’ Fund V, L.L., or PVP EF V, convertible promissory notes in an aggregate principal amount of $35,170.61 purchased by Polaris Venture Partners Founders’ Fund V, L.P., or PVP FF V, and convertible promissory notes in an aggregate principal amount of $51,344.45 purchased by Polaris Venture Partners Special Founders’ Fund V, L.P., or PVP SFF V. Polaris Venture Management Co. V, L.L.C. is a general partner of each of PVP V, PVP EF V, PVP FF V and PVP SFF V and may be deemed to have the sole voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V. Bryce Youngren, a member of our board of directors, is a Managing Partner of Polaris Partners and may be deemed to share voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V.
(3)	John V. Balen, a member of our board of directors, is a managing member of Canaan Partners VIII LLC, the general partner of Canaan VIII L.P. Mr. Balen does not have voting or investment power over any shares held directly by Canaan VIII L.P.
(4)	Consists of convertible promissory notes in an aggregate principal amount of $2,385,974.51 purchased by Discovery Global Opportunity Master Fund, Ltd., or Discovery Global Opportunity and convertible promissory notes in an aggregate principal amount of $277,291.57 purchased by Discovery Global Focus Master Fund, Ltd., or Discovery Global Focus. Discovery Capital Management, LLC is the manager of each of Discovery Global Opportunity and Discovery Global Focus, and may be deemed to have the sole voting and dispositive power over the shares held by Discovery Global Opportunity and Discovery Global Focus.

The maturity date of the Existing Stockholder Notes, or the Maturity Date, was the earliest to occur of: (1) a date after April 26, 2019, as specified by the holders of a majority of the aggregate unpaid principal amount outstanding under the Existing Stockholder Notes, (2) our liquidation, dissolution or wind up, including a sale of all or substantially all of our assets or a majority of our voting power or (3) an event of default under the Existing Stockholder Notes. The Existing Stockholder Notes were subordinate to our existing credit facilities with National Electrical Benefit Funds, Ally Bank and Pacific Western Bank described below.

The Existing Stockholder Notes were convertible into shares of our capital stock, depending on certain triggering events. The Existing Stockholder Notes converted into shares of our Series G’ redeemable convertible preferred stock in the Series G preferred stock and warrant financing described above.

Exchange of Redeemable Convertible Preferred Stock

In May 2016, in connection with our unsecured convertible promissory note financing, we and certain of our stockholders who participated in the financing, including entities affiliated with Discovery Capital, entities affiliated with Polaris Venture Partners, Canaan VIII L.P., entities affiliated with Aimia Inc., Scott D. Grimes and Lynne M. Laube, which we collectively refer to as the Participating Stockholders, effected the exchange of shares of our existing redeemable convertible preferred stock into our new redeemable convertible preferred stock. Pursuant to this exchange, our Series A redeemable convertible preferred stock held by the Participating Stockholders were exchanged into shares of our Series A-R redeemable convertible preferred stock, our Series B redeemable convertible preferred stock held by the Participating Stockholders were exchanged into shares of our Series B-R redeemable convertible preferred stock, our Series C redeemable convertible preferred stock held by the Participating Stockholders were exchanged into shares of our Series C-R redeemable convertible preferred stock, our Series D redeemable convertible preferred stock held by the Participating Stockholders were exchanged into shares of our Series D-R redeemable convertible preferred stock, our Series E redeemable convertible preferred stock held by the Participating Stockholders were exchanged into shares of our Series E-R redeemable convertible preferred stock and our Series F redeemable convertible preferred stock held by the Participating Stockholders were exchanged into shares of our Series F-R redeemable convertible preferred stock. The shares of our Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock and Series F redeemable convertible preferred stock held by our stockholders who did not participate in the financing were converted into shares of our common stock. Our Series A-R redeemable convertible preferred stock, Series B-R redeemable convertible preferred stock, Series C-R redeemable convertible preferred stock, Series D-R redeemable convertible preferred stock, Series E-R redeemable convertible preferred stock and Series F-R redeemable convertible preferred stock have the same rights, privileges and preferences as our historical Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock and Series F redeemable convertible preferred stock, respectively. Following this exchange, we amended our certificate of incorporation to remove our Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock and Series F redeemable convertible preferred stock from our amended and restated certificate of incorporation.

Restricted Securities Units Awards

In June, August and October 2016, we granted restricted securities units, or collectively, the RSU Awards, to certain of our executive officers and key employees. These individuals were entitled to earn additional grants of restricted securities units in 2016 upon the attainment of certain financial and operational metrics. The RSU Awards were originally denominated in convertible promissory notes and, following completion of the Series G preferred stock and warrant financing described above, became denominated in shares of Series G’ redeemable convertible preferred stock. The RSU Awards will be settled upon the completion of this offering by the issuance of an aggregate of 149,679 shares of common stock.

The RSU Awards include a service-based vesting requirement that requires the executive officer or key employee to remain employed by us and a liquidity event-based vesting requirement, both of which requirements will be satisfied upon completion of this offering.

In June, August and October 2016, we granted RSU Awards denominated as convertible promissory notes in an aggregate amount of $1.0 million. The following table summarizes grants of RSU Awards denominated as convertible promissory notes to our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction:

Related Party	Aggregate Principal Amount of Convertible Notes
Scott D. Grimes	$119,812
Lynne M. Laube	$111,824
David T. Evans	$99,574
Kirk L. Somers	$99,688

Repurchase of Common Stock

In April 2015, we repurchased 20,175 shares of our common stock from James R. Morgan, who at the time was our Chief Financial Officer, at a price per share equal to $6.10 for aggregate cash consideration of $0.1 million.

Series F Preferred Stock Financing

In September 2014, we sold an aggregate of 4,794,553 shares of our Series F redeemable convertible preferred stock at a price of $12.5142 per share for aggregate proceeds of approximately $60.0 million. The following table summarizes purchases of shares of our Series F redeemable convertible preferred stock by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction:

Related Party	Shares of Series F Preferred Stock (#)
Entities affiliated with Discovery Capital(1)	4,794,553

(1)	Consists of 4,295,358 shares of Series F redeemable convertible preferred stock purchased by Discovery Global Opportunity Master Fund, Ltd. (“Discovery Global Opportunity”), 450,065 shares of Series F redeemable convertible preferred stock purchased by Discovery Global Focus Master Fund, Ltd. (“Discovery Global Focus”) and 49,130 shares of Series F redeemable convertible preferred stock purchased by Discovery Global Citizens Master Fund, Ltd. (“Discovery Global Citizens”). Discovery Capital Management, LLC is the manager of each of Discovery Global Opportunity, Discovery Global Focus and Discovery Global Citizens, and may be deemed to have the sole voting and dispositive power over the shares held by Discovery Global Opportunity, Discovery Global Focus and Discovery Global Citizens. S.P. “Wije” Wijegoonaratna, a former member of our board of directors, was an affiliate of Discovery Capital Management, LLC at the time of the Series F Preferred Stock Financing, and is currently a consultant to Discovery Capital Management, LLC.

Agreements with Fidelity Information Services, LLC

Reseller Agreement

In connection with the sale of our Series E redeemable convertible preferred stock, we entered into a reseller agreement with Fidelity Information Services LLC, or FIS, a holder of more than 5% of our capital stock. Pursuant to the reseller agreement, FIS markets and sells our services to financial institutions that are current or potential customers of FIS in exchange for a revenue share percentage. We are also obligated to make milestone payments to FIS related to the integration and deployment of our solutions. Pursuant to the reseller agreement, we paid FIS approximately $0.1 million in 2014, $0 in 2015 and $1.1 million in 2016, respectively.

Warrant to Purchase Shares of Series E Preferred Stock

In connection with the sale of our Series E redeemable convertible preferred stock and the reseller agreement described above, we granted FIS a warrant to purchase shares of our Series E redeemable convertible preferred stock based on certain milestones relating to our business, which became exercisable for shares of our common stock in connection with the exchange of redeemable convertible preferred stock described above. Upon the completion of this offering, the milestones will be deemed to have been achieved and these warrants will be exercisable for 2,577,465 shares of our common stock, for an aggregate exercise price of approximately $15.2 million.

FIS is currently entitled to elect a member of our board of directors, who is currently Robert Legters. This right will terminate upon the completion of this offering.

In addition to the agreements described above, we are also party to a side letter agreement with FIS, which will terminate upon the completion of this offering.

Agreements with Aimia Inc. and Affiliated Entities

Commercial Partnership

In January 2014, we entered into a U.K. cooperation agreement with Aimia EMEA Limited, or Aimia EMEA, an affiliate of Aimia Inc. Entities affiliated with Aimia Inc. hold more than 5% of our capital stock. The U.K. cooperation agreement generally provided for equal cost and revenue sharing related to our business in the United Kingdom, which was primarily run through our wholly-owned subsidiary, Cardlytics UK Limited. Pursuant to our U.K. cooperation agreement, there were no payments to Aimia EMEA in 2014 and 2015 and we paid Aimia EMEA approximately $1.6 million in 2016.

In connection with the U.K. cooperation agreement, we also entered into a working capital loan agreement and security agreement with Aimia EMEA. The largest aggregate amount of principal outstanding during the term of the loan was approximately $1.1 million in January 2014, which was paid in full in May 2014. During the term of the loan, we made interest payments of approximately $26,000 in 2014. Pursuant to the working capital loan agreement, interest accrued daily at the rate of an amount equal to the three month LIBOR rate plus 5.25% per annum.

Termination of Joint Venture and Transfer of Joint UK Operations with Aimia Inc.

In June 2016, we entered into a termination and transition services agreement with Aimia, Inc., Aimia Holdings UK Limited and Aimia EMEA. Pursuant to the termination and transition services agreement, control of our joint operations with the entities affiliated with Aimia Inc. in the United Kingdom were transitioned to us, such that we are now solely operating our business in the United Kingdom. In connection with the termination and transition services agreement, entities affiliated with Aimia Inc. will continue to provide certain services to us, including use of their facilities and office space, information technology services and support and hosting services, some of which will continue through June 2017. The entities affiliated with Aimia Inc. also transferred the employment contracts of certain employees rendering services to us in connection with the joint U.K. operations.

In June and September 2016, in consideration for entering into the termination and transition services agreement and the transfer to us of full control of our U.K. operations, we issued convertible promissory notes in an aggregate principal amount of approximately $23.7 million. The following table summarizes issuances of our convertible promissory notes to our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction:

Related Party	Principal Amount of Convertible Notes
Aimia EMEA Limited	$23,673,835.36

We issued to Aimia EMEA unsecured convertible promissory notes, or the Aimia EMEA Notes, in an aggregate principal amount of $18.0 million, which accrued interest at a rate of 10% per year, compounded annually. In consideration for our outstanding obligations to Aimia Inc. at the time we terminated our U.K. cooperation agreement, we issued to Aimia EMEA an unsecured convertible promissory note, or the Outstanding Obligation Note, in an aggregate principal amount of approximately $5.7 million, at an interest rate of 10% per year, compounded annually. Both the Aimia EMEA Notes and the Outstanding Obligation Note, which we collectively refer to as the Aimia Notes, were due and payable on the earliest to occur of: (a) a date after June 30, 2019, as specified by the holder, (b) our liquidation, dissolution or wind up, including a sale of all or substantially all of our assets or a majority of our voting power or (c) an event of default. The Aimia Notes were subordinate to our existing credit facilities with National Electrical Benefit Fund, Ally Bank and Pacific Western Bank.

The Aimia Notes were convertible into shares of our capital stock, depending on certain triggering events. The Aimia Notes converted into shares of our Series G’ redeemable convertible preferred stock and common stock in the Series G preferred stock and warrant financing described above.

Option Acceleration and Extension of Exercise Period

In October 2010 and January 2012, we granted David Perdue, who at the time was a member of our board of directors, options to purchase an aggregate of 300,000 shares of our common stock. In December 2014, while Mr. Perdue was still a director, the board accelerated Mr. Perdue’s options and extended the post-termination exercise periods applicable to Mr. Perdue’s option grants to October 12, 2020 and January 25, 2022, respectively. The aggregate exercise price for Mr. Perdue’s options is approximately $0.3 million.

Investors’ Rights, Voting and Co-Sale Agreements

In connection with our preferred stock financings, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our redeemable convertible preferred stock and certain holders of our common stock, including entities affiliated with Discovery Capital, entities affiliated with Polaris Venture Partners, Canaan VIII L.P., entities affiliated with Aimia Inc., Fidelity Information Services, LLC, Scott D. Grimes, Lynne M. Laube and TTP Fund II, L.P., an entity affiliated with Mark A. Johnson. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Employment Arrangements

We have entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see “Executive Compensation—Employment Arrangements.”

Stock Option Grants to Directors and Executive Officers

We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see “Executive Compensation—Equity Incentive Plans” and “Management—Non-Employee Director Compensation.”

Separation Pay Agreements

We have entered into separation pay agreements with certain of our executive officers. For more information regarding these arrangements with our named executive officers, see “—Potential Payments upon Termination or Change of Control.”

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants, in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from our employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of September 30, 2017, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table prior to this offering is based upon 56,762,133 shares of common stock outstanding as of September 30, 2017, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 42,573,435 shares of our common stock. The percentage ownership information shown in the table after this offering is based upon                  shares outstanding, assuming the sale of                  shares of our common stock by us in the offering and no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before November 29, 2017, which is 60 days after September 30, 2017. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Cardlytics, Inc., 675 Ponce de Leon Avenue NE, Suite 6000, Atlanta, Georgia 30308.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering		After Offering
5% or greater stockholders:
Canaan VIII L.P.(1)	12,981,466		%		%
Entities affiliated with Polaris Venture Partners(2)	10,545,099
Entities affiliated with Aimia Inc.(3)	11,912,064
Entities affiliated with Discovery Capital(4)	6,019,024
Fidelity Information Services, LLC(5)	4,167,526

Named executive officers and directors:
Scott D. Grimes(6)	4,056,331
Lynne M. Laube(7)	2,337,717
David T. Evans(8)	393,761
David L. Adams(9)	259,516
John V. Balen	—	—
Mark A. Johnson(10)	1,304,646
Jack Klinck(11)	73,205
Robert Legters(5)	4,167,526
Tony Weisman(12)	100,000
Bryce Youngren(2)	10,545,099
All current executive officers and directors as a group (11 persons)(2)(5)(13)	23,415,694		%		%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (a) 3,800,000 shares of common stock issuable upon conversion of Series A-R redeemable convertible preferred stock; (b) 4,583,813 shares of common stock issuable upon conversion of Series B-R redeemable convertible preferred stock; (c) 2,056,095 shares of common stock issuable upon conversion of Series C-R redeemable convertible preferred stock; (d) 809,508 shares of common stock issuable upon conversion of Series D-R redeemable convertible preferred stock; (e) 477,018 shares of common stock issuable upon conversion of Series E-R redeemable convertible preferred stock; (f) 214,643 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock and (g) 1,040,389 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock held by Canaan VIII L.P. Canaan Partners VIII LLC is the general partner of Canaan VIII L.P. and may be deemed to have sole investment and voting power over the shares held by Canaan VIII L.P. Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, Guy M. Russo and Eric A. Young are the managing members of Canaan Partners VIII LLC. Investment and voting decisions with respect to the shares held by Canaan VIII L.P. are made by the managers of Canaan Partners VIII LLC, collectively. Mr. Balen, a member of our board of directors, is a managing member of Canaan Partners VIII LLC. No manager or member of Canaan Partners VIII LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan VIII L.P. The address for Canaan VIII L.P. and Mr. Balen is 2765 Sand Hill Road, Menlo Park, California 94025.

(2)	Consists of (a) 3,087,790, 60,181, 21,151 and 30,878 shares of common stock issuable upon conversion of Series A-R redeemable convertible preferred stock; (b) 3,724,699, 72,594, 25,514 and 37,247 shares of common stock issuable upon conversion of Series B-R redeemable convertible preferred stock; (c) 1,670,734, 32,563, 11,444 and 16,707 shares of common stock issuable upon conversion of Series C-R redeemable convertible preferred stock; (d) 657,787, 12,820, 4,506 and 6,578 shares of common stock issuable upon conversion of Series D-R redeemable convertible preferred stock; (e) 102,287, 1,993, 701 and 1,023 shares of common stock issuable upon conversion of Series E-R redeemable convertible preferred stock; (f) 111,954, 2,182, 767 and 1,120 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock and (g) 820,080, 15,983, 5,616 and 8,200 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock held by Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.L. (“PVP EF V”), Polaris Venture Partners Founders’ Fund V, L.P. (“PVP FF V”) and Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVP SFF V”), respectively. Polaris Venture Management Co. V, L.L.C. is a general partner of each of PVP V, PVP EF V, PVP FF V and PVP SFF V and may be deemed to have the sole voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V. Bryce Youngren, a member of our board of directors, is a Managing Partner of Polaris Partners and may be deemed to share voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V. The address of the entities affiliated with Polaris Venture Partners is 1000 Winter Street, Waltham, Massachusetts 02451.

(3)

Consists of (a) (i) 848,032 shares of common stock issuable upon conversion of Series C-R redeemable convertible preferred stock; (ii) 1,590,061 shares of common stock issuable upon conversion of Series E-R redeemable convertible preferred stock and (iii) 636,829 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock held by Aeroplan Holdings Europe Sàrl; (b) (i) 3,891,709 shares of common stock issuable upon conversion of Series D-R redeemable convertible preferred stock and (ii) 848,032 shares of common stock issuable upon conversion of Series E-R redeemable convertible preferred stock held by Aeroplan Holdings UK Limited and (c) (i) 892,083 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock and (ii) 3,205,318 shares of common stock held by Aimia EMEA Limited. Aeroplan Holdings Europe Sàrl, Aeroplan Holdings UK Limited and Aimia EMEA Limited are affiliates of Aimia Inc. The address of the entities affiliated with Aimia Inc. is 525 Viger Avenue West, Suite 1000, Montreal, Quebec H2Z 0B2, Canada.

(4)	Consists of (a) (i) 4,295,358 shares of common stock issuable upon conversion of Series F redeemable convertible preferred stock; (ii) 381,091 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock and (iii) 715,894 shares of common stock held by Discovery Global Opportunity Master Fund, LTD (“Discovery GO”); (b) (i) 450,065 shares of common stock issuable upon conversion of Series F redeemable convertible preferred stock; (ii) 44,288 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock and (iii) 83,198 shares of common stock held by Discovery Global Focus Master Fund, LTD (“Discovery GF”) and (c) 49,130 shares of common stock issuable upon conversion of Series F redeemable convertible preferred stock held by Discovery Global Citizens Master Fund, LTD (“Discovery GC”). Discovery Capital Management, LLC is the manager of each of Discovery GO, Discovery Global GF and Discovery Global GC and may be deemed to have the sole voting and dispositive power over the shares held by Discovery GO, Discovery GF and Discovery GC. The address of the entities affiliated with Discovery is 20 Marshall, Suite 310, South Norwalk, Connecticut 06854.

(5)	Consists of 1,590,061 shares of common stock held by Fidelity Information Services, LLC (“FIS”) and 2,577,465 shares of common stock issuable upon the exercise of warrants held by FIS, which is an affiliate of Fidelity National Information Services, Inc. Robert Legters, a member of our board of directors, is the Senior Vice President of Products of Fidelity National Information Services, Inc. and may be deemed to share voting and dispositive power over the shares held by FIS. The address of FIS is 601 Riverside Avenue, Jacksonville, Florida 32204.

(6)	Includes (a) 776,448 shares of common stock held by the 2013 Scott Grimes GRAT UAD, for which Mr. Grimes is trustee and holds voting and investment power, (b) 103,876 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock held by Mr. Grimes and (c) 319,829 shares of common stock issuable upon the exercise of options. The percentage of shares beneficially owned after this offering reflects the issuance of 18,615 Management Conversion Shares to Mr. Grimes upon the closing of this offering.

(7)	Includes (a) 174,701 shares of common stock held by the 2013 Lynne Marie Laube GRAT fbo Hayley Marie Allbright, for which Ms. Laube is trustee and holds voting power, (b) 174,701 shares of common stock held by the 2013 Lynne Marie Laube GRAT fbo Keegan George Allbright, for which Ms. Laube is trustee and holds voting power, (c) 55,933 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock held by Ms. Laube and (d) 319,829 shares of common stock issuable upon the exercise of options. The percentage of shares beneficially owned after this offering reflects the issuance of 17,375 Management Conversion Shares to Ms. Laube upon the closing of this offering.

(8)	Represents shares of common stock issuable upon the exercise of options. The percentage of shares beneficially owned after this offering reflects the issuance of 15,441 Management Conversion Shares to Mr. Evans, upon the closing of this offering.

(9)	Consists of 11,602 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock and 247,914 shares of common stock issuable upon the exercise of options.

(10)	Consists of (a) 23,205 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock held by Mr. Johnson, (b) (i) 509,177 shares of common stock issuable upon conversion of Series B-R redeemable convertible preferred stock; (ii) 124,874 shares of common stock issuable upon conversion of Series C-R redeemable convertible preferred stock; (iii) 49,164 shares of common stock issuable upon conversion of Series D-R redeemable convertible preferred stock; (iv) 60,182 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock and (v) 422,021 shares of common stock held by TTP Fund II L.P. and (c) 116,023 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock held by TTV Ivy Holdings, LLC. TTV Capital is the provider of management services to TTP GP II, LLC, which is a general partner of TTP Fund II, L.P. TTV Capital is the manager of TTV Ivy Holdings Managers, LLC, which is the general partner of TTV Ivy Holdings, LLC. Mark A. Johnson, a member of our board of directors, is a member of each of TTP GP II, LLC and TTV Ivy Holdings Managers, LLC and holds the title of partner of TTV Capital, and may be deemed to share voting and dispositive power over the shares held by TTP Fund II L.P. and TTV Ivy Holdings, LLC.

(11)	Consists of 23,205 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock and 50,000 shares of common stock issuable upon the exercise of options.

(12)	Represents shares of common stock issuable upon the exercise of options.

(13)

Includes (a) 776,448 shares of common stock held by the 2013 Scott Grimes GRAT UAD, for which Mr. Grimes is trustee and holds voting and investment power, (b) 103,876 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock held by Mr. Grimes, (c) 55,933 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock held by Ms. Laube, (d) 174,701 shares of common stock held by the 2013 Lynne Marie Laube GRAT fbo Hayley Marie Allbright, for which Ms. Laube is trustee and holds voting power, (e) 174,701 shares of common stock held by the 2013 Lynne

Marie Laube GRAT fbo Keegan George Allbright, for which Ms. Laube is trustee and holds voting power, (f) (i) 509,177 shares of common stock issuable upon conversion of Series B-R redeemable convertible preferred stock; (ii) 124,874 shares of common stock issuable upon conversion of Series C-R redeemable convertible preferred stock; (iii) 49,164 shares of common stock issuable upon conversion of Series D-R redeemable convertible preferred stock; (iv) 60,182 shares of common stock issuable upon conversion of Series G’ redeemable convertible preferred stock and (v) 422,021 shares of common stock held by TTP Fund II L.P., (g) 116,023 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock held by TTV Ivy Holdings, LLC., (h) 23,205 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock held by Mr. Johnson, (i) 11,602 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock held by Mr. Adams, (j) 23,205 shares of common stock issuable upon conversion of Series G redeemable convertible preferred stock held by Mr. Klinck and (k) 1,609,226 shares of common stock issuable upon the exercise of options held by all current executive officers and directors as a group. The percentage of shares beneficially owned after this offering reflects the issuance of an aggregate of 66,914 Management Conversion Shares to our current executive officers upon the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt in connection with this offering as our certificate of incorporation and bylaws, respectively.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of September 30, 2017, after giving effect to the conversion of all outstanding preferred stock into shares of our common stock in connection with the completion of this offering, there would have been an aggregate of 56,762,133 shares of our common stock issued and outstanding, held of record by 226 stockholders.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock will be entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of our redeemable convertible preferred stock will be converted to common stock immediately prior to the closing of this offering.

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of September 30, 2017, options to purchase an aggregate of 10,130,793 shares of our common stock were outstanding under our 2008 Plan at a weighted-average exercise price of $4.61 per share. For additional information regarding the terms of our 2008 Plan, see “Executive Compensation—Equity Incentive Plans—2008 Stock Plan.”

Warrants

As of September 30, 2017, there were outstanding warrants to acquire an aggregate of 2,401,945 shares of our common stock at a weighted-average exercise price of $2.03 per share. Additionally, there were outstanding warrants to acquire an aggregate of 2,577,465 shares of our common stock at an exercise price of $5.91 per share, which will be exercisable upon the completion of this offering. The common stock warrants expire at various dates between December 2018 and June 2027. Additionally, as of September 30, 2017, we had outstanding warrants to purchase shares of common stock, at an exercise price of $0.0001 per share, with the actual number of shares issuable upon exercise of such warrants being equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price. These warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company.

As of September 30, 2017, there were outstanding warrants to acquire an aggregate of 237,616 shares of our Series B-R redeemable convertible preferred stock at an exercise price of $0.59 per share and 203,000 shares of our Series D-R redeemable convertible preferred stock at an exercise price of $5.91 per share. The Series B-R warrants expire in January 2020 and February 2020 and the Series D-R warrants expire in September 2022.

The warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

After the completion of this offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon conversion of our redeemable convertible preferred stock in connection with this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an investors’ rights agreement. These shares are collectively referred to herein as registrable securities.

The investors’ rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of September 30, 2017, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of our common stock in connection with the completion of this offering, there would have been an aggregate of 43,372,527 registrable securities that were entitled to these demand registration rights, an aggregate of 49,204,724 registrable securities that were entitled to these piggyback registration rights and an aggregate of 43,610,143 registrable securities that were entitled to these S-3 registration rights. The number of registrable securities that were entitled to the piggyback registration rights and the S-3 registration rights as of September 30, 2017 does not include shares of common stock issuable upon exercise of warrants, which were also entitled to such piggyback registration rights and the S-3 registration rights.

Demand Registration Rights

At any time beginning six months after the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the registrable securities then outstanding have the right to make up to two demands that we file a registration statement under the Securities Act covering at least 35% of the registrable securities then outstanding, subject to specified exceptions.

Piggyback Registration Rights

If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement.

The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of securities included in such registration.

Registration on Form S-3

If we are eligible to file a registration statement on Form S-3, the holders of our registrable securities have the right to demand that we file registration statements on Form S-3; provided, that the aggregate amount of securities to be sold under the registration statement is at least $5.0 million, net of underwriting discounts and commissions. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than twice during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights will terminate three years following the completion of this offering and, with respect to any particular stockholder, when, after 12 months following the completion of this offering, such stockholder is able to sell all of its shares during a three-month period pursuant to Rule 144 under the Securities Act or another similar exemption.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of our common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2⁄3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of our board of directors, and vacancies and newly created directorships on our board of directors may, except as otherwise required by law or determined by our board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our bylaws will also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation to be in effect upon the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation

Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                                             . The transfer agent’s address                                              .

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “CDLX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Based on our shares outstanding as of September 30, 2017, upon the completion of this offering,                  shares of our common stock will be outstanding, or                  shares of common stock if the underwriters exercise their over-allotment option in full.

All of the shares of our common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining outstanding shares of our common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale upon the completion of this offering; and

•	approximately shares will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of us who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering based on the number of shares outstanding as of September 30, 2017; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of September 30, 2017, 2,661,115 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As of September 30, 2017, options to purchase an aggregate of 10,130,793 of our common stock were outstanding. As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans, including pursuant to outstanding options. See “Executive Compensation—Equity Incentive Plans” for a description of our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, our directors and officers and the holders of substantially all of our equity securities outstanding immediately prior to this offering have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC on behalf of the underwriters.

The agreements do not contain any pre-established conditions to the waiver by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors’ rights agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 49,204,724 shares of our common stock, or their transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Such number does not include shares of common stock issuable upon exercise of warrants, which were also entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE CONSIDERATIONS FOR

NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, pension plans, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, persons that are “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, persons that hold our shares as part of a “straddle,” a “hedge,” a “conversion transaction,” “synthetic security,” integrated investment or other risk reduction strategy, certain former citizens or permanent residents of the United States, persons who hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation or investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes). In addition, this discussion does not address, except to the extent discussed below, the effects of any applicable gift or estate tax, and this discussion does not address the potential application of alternative minimum tax, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury regulations promulgated thereunder, or the Treasury Regulations, rulings, administrative pronouncements and judicial decisions that are issued and available as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion is limited to a Non-U.S. Holder who will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a court within the United States can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of such partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on Our Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” distributions, if any, paid on our common stock to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain from the sale or exchange of such stock (see “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide us and/or our paying agent, as applicable, with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a Non-U.S. Holder by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. federal withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI with us and/or our paying agent, as applicable, but instead generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

(1) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(3) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (1) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (3) above, a corporation is a United States real property holding corporation, or USRPHC, if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not, and we do not anticipate that we will become, a USRPHC. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as an USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. If we are a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, such Non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence or country in which the Non-U.S. Holder was established.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on an applicable IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of

24%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (1) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (2) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain U.S. holders of debt or equity interests in such foreign entity or (3) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our common stock and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of the tax. Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
SunTrust Robinson Humphrey, Inc.
Raymond James & Associates, Inc.
KeyBanc Capital Markets Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Cardlytics	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $        and are payable by us. The underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These restrictions are subject to customary exceptions, including, among others, (i) transfers of shares of common stock as a bona fide gift or for estate planning purposes, (ii) transfers by will or intestacy, (iii) transfers to a trust or other entity for the direct or indirect benefit of such person or a member or members of such person’s immediate family, (iv) distributions of shares of common stock to limited partners, general partners, limited liability company members, stockholders or other equity holders of such entity or (v) transfers to such entity’s affiliates or to any investment fund or other entity controlled or managed by such entity; provided, that in the case of any transfer or distribution pursuant to clause (i), (ii), (iii), (iv) or (v), each donee or distributee must execute and deliver to the underwriters a lock-up letter, such transfer may not involve a disposition for value, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act must be required and no such filing or public announcement, as the case may be, must be made voluntarily, in connection with such transfer or distribution.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “CDLX.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                 , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Bank of America, National Association, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is one of our customers. In November 2010, we entered into a general services agreement and a software license, customization and maintenance agreement, with Bank of America, National Association, pursuant to which, among other things, we partnered with Bank of America, National Association with respect to our Cardlytics Direct solution. In January 2016, the general services agreement was amended. In addition, in March 2011, we issued Banc of America Strategic Investments Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a warrant to purchase up to 1,562,010 shares of our common stock, which shares vested upon the achievement of certain milestones pursuant to the general services agreement. In connection with the warrant, we also agreed to provide Banc of America Strategic Investments Corporation with a board observer right and certain information rights.

Some of the underwriters and their affiliates are engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Boston, Massachusetts. Gunderson Dettmer Stough Villeneuve Franklin  & Hachigian, LLP, Redwood City, California, is representing the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2015 and 2016, and for each of the two years in the period ended December 31, 2016, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.cardlytics.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CARDLYTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Cardlytics, Inc.

Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Cardlytics, Inc. and its wholly-owned subsidiary (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cardlytics, Inc. and its wholly-owned subsidiary as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

April 5, 2017, except for Note 16, as to which the date is May 12, 2017

CARDLYTICS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value amounts)

	December 31,
	2015	2016

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,323	$22,838
Restricted cash	286	130
Accounts receivable, net	37,410	42,042
Other receivables	1,716	1,774
Prepaid expenses and other assets	1,345	1,540

Total current assets	68,080	68,324
PROPERTY AND EQUIPMENT, net	9,551	8,345
INTANGIBLE ASSETS, net	465	476
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net	630	—
DEFERRED FI IMPLEMENTATION COSTS, net	1,936	8,451
OTHER LONG-TERM ASSETS	1,628	1,263

Total assets	$82,290	$86,859

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,377	$2,369
Payable to related party, net	6,133	—
Accrued liabilities:
Accrued compensation	4,008	3,122
Accrued expenses	7,126	4,410
FI Share liability	14,627	23,109
Consumer incentive liability	8,044	5,857
Deferred billings	566	638
Short-term debt:
Lines of credit	22,032	—
Capital leases	350	99

Total current liabilities	$67,263	$39,604

LONG-TERM LIABILITIES:
Deferred liabilities	4,305	4,071
Redeemable convertible preferred stock warrant liability	2,942	2,197
Long-term debt, net of current portion:
Lines of credit	—	15,652
Term loans	9,816	23,715
Capital leases	64	101
Convertible promissory notes (recognized at fair value through net loss)	—	8,662
Convertible promissory notes—related parties (recognized at fair value through net loss)	—	63,670

Total long-term liabilities	$17,127	$118,068

See notes to the consolidated financial statements

CARDLYTICS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value amounts)

	December 31,
	2015	2016

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
COMMITMENTS AND CONTINGENCIES (Note 13)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Series F/F-R preferred stock, $0.0001 par value—5,000 and 10,000 shares authorized and 4,795 shares issued and outstanding as of December 31, 2015 and 2016, respectively	$57,204	$57,958
Series E/E-R preferred stock, $0.0001 par value—7,400 and 14,800 shares authorized and 4,770 and 3,180 shares issued and outstanding as of December 31, 2015 and 2016, respectively	44,922	29,963
Series D/D-R preferred stock, $0.0001 par value—5,787 and 11,574 shares authorized and 5,584 shares issued and outstanding as of December 31, 2015 and 2016, respectively	32,509	32,642
Series C/C-R preferred stock, $0.0001 par value—6,032 and 12,063 shares authorized and 6,032 shares issued and outstanding as of December 31, 2015 and 2016, respectively	18,254	18,323
Series B/B-R preferred stock, $0.0001 par value—9,596 and 19,191 shares authorized and 8,995 and 8,987 shares issued and outstanding as of December 31, 2015 and 2016, respectively	5,287	5,286
Series A/A-R preferred stock, $0.0001 par value—7,528 and 15,055 shares authorized and 7,478 and 7,428 shares issued and outstanding as of December 31, 2015 and 2016, respectively	1,885	1,850

Total redeemable convertible preferred stock	160,061	146,022

STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock, $0.0001 par value—64,000 shares authorized and 8,539 and 10,362 shares issued and outstanding as of December 31, 2015 and 2016, respectively	1	1
Additional paid-in capital	10,363	29,866
Accumulated other comprehensive income	583	2,102
Accumulated deficit	(173,108)	(248,804)

Total stockholders’ (deficit) equity	(162,161)	(216,835)

Total liabilities and stockholders’ (deficit) equity	$82,290	$86,859

See notes to the consolidated financial statements

CARDLYTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	Year Ended December 31,
	2015	2016
REVENUE	$77,634		$112,821
COSTS AND EXPENSES:
FI Share and other third-party costs	47,691		66,285
Delivery costs	4,803		6,127
Sales and marketing expense	32,784		31,261
Research and development expense	11,604		13,902
General and administration expense	18,197		21,355
Depreciation and amortization expense	2,194		4,219
Termination of U.K. agreement expense	—		25,904

Total costs and expenses	117,273		169,053

OPERATING LOSS	(39,639)		(56,232)

OTHER INCOME (EXPENSE):
Interest expense, net	(1,484)		(6,170)
Change in fair value of redeemable convertible preferred stock warrant liability	914		(32)
Change in fair value of convertible promissory notes	—		(786)
Change in fair value of convertible promissory notes—related parties	—		(10,091)
Other expense, net	(432)		(2,385)

Total other expense	(1,002)		(19,464)

LOSS BEFORE INCOME TAXES	(40,641)		(75,696)
INCOME TAX BENEFIT	16		—

NET LOSS	$(40,625)		$(75,696)
Accretion of redeemable convertible preferred stock to redemption value	(1,001)		(982)

Net loss attributable to common stockholders	$(41,626)		$(76,678)

Net loss per share attributable to common stockholders, basic and diluted	$(4.98)		$(8.12)

Weighted-average common shares outstanding, basic and diluted	8,363		9,446

Per share attributable to common stockholders, basic and diluted (unaudited)		$

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)

See notes to the consolidated financial statements

CARDLYTICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Year Ended December 31,
	2015	2016
NET LOSS	$(40,625)	$(75,696)
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments, net of zero tax	383	1,519

TOTAL COMPREHENSIVE LOSS	$(40,242)	$(74,177)

See notes to the consolidated financial statements

CARDLYTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Amounts in thousands)

				Accumulated
			Additional	Other
	Common Stock		Paid-In	Comprehensive	Accumulated
	Shares	Amount	Capital	Income	Deficit	Total
BALANCE — December 31, 2014	8,166	$1	$8,282	$200	$(132,125)	$(123,642)

Cumulative effect adjustment upon adoption of ASU 2016-09	—	—	165	—	(165)	—
Exercise of common stock options	405	—	464	—	—	464
Repurchase of common stock	(32)	—	—	—	(193)	(193)
Stock-based compensation	—	—	2,453	—	—	2,453
Accretion of redeemable convertible preferred stock to redemption value	—	—	(1,001)	—	—	(1,001)
Other comprehensive income	—	—	—	383	—	383
Net loss	—	—	—	—	(40,625)	(40,625)

BALANCE — December 31, 2015	8,539	$1	$10,363	$583	$(173,108)	$(162,161)

Conversion of preferred stock	1,648	—	15,021	—	—	15,021
Conversion of preferred stock warrants	—	—	777	—	—	777
Exercise of common stock options	175	—	279	—	—	279
Issuance of common stock warrants	—	—	961	—	—	961
Stock-based compensation	—	—	3,447	—	—	3,447
Accretion of redeemable convertible preferred stock to redemption value	—	—	(982)	—	—	(982)
Other comprehensive income	—	—	—	1,519	—	1,519
Net loss	—	—	—	—	(75,696)	(75,696)

BALANCE — December 31, 2016	10,362	$1	$29,866	$2,102	$(248,804)	$(216,835)

See notes to the consolidated financial statements

CARDLYTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(40,625)	$(75,696)

Adjustments to reconcile net loss to net cash used in operating activities:
Increase in allowance for doubtful accounts	725	1,100
Depreciation and amortization expense	2,194	4,219
Amortization of financing costs charged to interest expense	152	297
Accretion of debt discount charged to interest expense	75	4,368
Stock-based compensation expense	2,453	3,447
Termination of U.K. agreement expense	—	25,904
Change in fair value of redeemable convertible preferred stock warrant liability	(914)	32
Change in fair value of convertible promissory notes	—	786
Change in fair value of convertible promissory notes—related parties	—	10,091
Other non-cash expenses	650	6,809
Change in operating assets and liabilities:
Accounts receivable	(5,476)	(5,789)
Prepaid expenses and other assets	480	(529)
Deferred FI implementation costs	(2,023)	(8,200)
Accounts payable	1,972	(1,234)
Other accrued expenses	4,076	(3,940)
Payable to related party, net	2,542	(459)
FI Share liability	1,756	8,482
Consumer incentive liability	2,805	(2,186)

Total adjustment	11,467	43,198

Net cash used in operating activities	$(29,158)	$(32,498)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(5,704)	(1,827)
Acquisition of intangible assets	(597)	(718)

Net cash used in investing activities	$(6,301)	$(2,545)

See notes to the consolidated financial statements

CARDLYTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2015	2016
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	$47,917	$46,794
Proceeds from issuance of debt — related parties	—	19,485
Principal payments of debt	(35,900)	(32,346)
Proceeds from issuance of common stock	464	279
Equity issuance costs	(199)	(1,674)
Debt issuance costs	(162)	(1,417)
Debt extinguishment costs	—	(312)
Repurchase of common stock	(193)	—

Net cash from financing activities	$11,927	$30,809

EFFECT OF EXCHANGE RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(57)	(407)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(23,589)	(4,641)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — beginning of period	51,198	27,609

CASH, CASH EQUIVALENTS AND RESTRICTED CASH — end of period	$27,609	$22,968

Supplemental schedule of non-cash investing and financing activities:
Cash paid for interest	$1,279	$1,632
Cash paid for income taxes	$—	$—
Amounts accrued for property and equipment	$211	$—

See notes to the consolidated financial statements

CARDLYTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Cardlytics, Inc. (“we,” “our,” “us,” the “Company,” or “Cardlytics”), is a Delaware corporation, and was formed on June 26, 2008. We make marketing more relevant and measurable through our purchase intelligence platform. Using one of the largest aggregations of purchase data through our partnerships with banks and credit unions (“FIs”), we have a secure view into where and when consumers are spending their money. By applying advanced analytics to this massive aggregation of purchase data, we make it actionable, helping marketers identify, reach and influence likely buyers at scale, and measure the true sales impact of their marketing spend.

On May 4, 2012, we formed Cardlytics UK Limited (“Cardlytics UK”), a wholly-owned subsidiary registered as a private limited company in England and Wales. As discussed in Note 12—Variable Interest Entity, Cardlytics UK was a party to a collaboration agreement whereby 50% of its income and losses are shared with Aimia EMEA Limited (“Aimia”). Cardlytics, Inc. obtained full control of Cardlytics UK in June 2016 upon the termination of the cooperation agreement in exchange for convertible promissory notes of the Company as discussed in Note 5—Debt.

Liquidity

We have incurred accumulated net losses of $248.8 million since inception, including losses of $40.6 million and $75.7 million in 2015 and 2016, respectively. We expect to incur additional operating losses as we continue our efforts to grow our business. We have historically financed our operations and capital expenditures through convertible note financings and private placements of our redeemable convertible preferred stock, as well as lines of credit and term loans. We have received net proceeds of $184.4 million from the issuance of redeemable convertible preferred stock and convertible promissory notes through December 31, 2016. Our historical uses of cash have primarily consisted of cash used in operating activities to fund our operating losses and working capital needs.

As of December 31, 2016, we had $22.8 million in cash and cash equivalents and $16.4 million of available borrowings under our line of credit. As of December 31, 2016, we had $72.3 million of convertible promissory notes outstanding, $15.7 million outstanding under our Line of Credit and $23.7 million outstanding under our Term Loan. Our convertible promissory notes will convert into shares of our common stock in connection with the completion of our initial public offering of our common stock. As of December 31, 2016, the carrying value of our convertible promissory notes includes fair value adjustments of $18.8 million due to our election of the fair value option. In connection with our line of credit, we are subject to financial covenants that include a requirement of a total cash balance plus availability under the line of credit of not less than $5.0 million and a moving minimum trailing twelve month revenue financial covenant. See Note 5—Debt and Note 9—Fair Value Measurements for additional information.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the enhancement of our platform, the introduction of new solutions and the continued market acceptance of our solutions. We expect to continue to incur operating losses for the foreseeable future and may require additional capital resources to continue to grow our business. We believe that current cash and cash equivalents will be sufficient to fund our operations and capital requirements for at least 12 months following the date our consolidated financial statements were issued. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Cardlytics and Cardlytics UK. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Pro Forma Presentation

Upon the consummation of an initial public offering (“IPO”) of shares of our common stock that results in gross proceeds to the Company of not less than $70.0 million, after deducting underwriting discounts and expenses, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. Our December 31, 2016 unaudited consolidated balance sheet has been prepared assuming (1) the conversion of the redeemable convertible preferred stock outstanding as of December 31, 2016 into 36,005,062 shares of common stock as of December 31, 2016, (2) the issuance of 1,385,358 shares of Series G redeemable convertible preferred stock in May 2017 at a purchase price of $8.61895 per share and the conversion of such shares into common stock, (3) the reclassification to stockholders’ (deficit) equity of our redeemable convertible preferred stock warrant liability in connection with the conversion of our outstanding redeemable convertible preferred stock warrants into common stock warrants and (4) the conversion of all convertible promissory notes outstanding as of December 31, 2016 into 5,183,015 shares of redeemable convertible preferred stock and 3,205,318 shares of common stock in May 2017 and the subsequent conversion of such shares of redeemable convertible preferred stock into common stock. See Note 16 – Subsequent Events for a description of the Series G preferred stock financings and the transactions that resulted in the conversion of our convertible promissory notes outstanding as of December 31, 2016 into shares of our common stock in May 2017.

The pro forma net loss per share for the year ended December 31, 2016 assumes (1) our issuance and sale of 1,385,358 shares of redeemable convertible preferred stock in May 2017, (2) the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of December 31, 2016, plus the additional shares of redeemable convertible preferred stock referenced in (1) above and (3) below, into common stock immediately prior to the closing of this offering and (3) the conversion of all convertible promissory notes outstanding as of December 31, 2016 into an aggregate of 5,183,015 shares of redeemable convertible preferred stock and 3,205,318 shares of common stock in May 2017.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include revenue recognition, internal-use software development costs, income taxes, stock-based compensation, derivative instruments, income tax valuation allowance, contingencies and changes in fair value of our convertible promissory notes. We base our estimates on historical experience and also on assumptions that we believe are reasonable. Changes in facts or circumstances may cause us to change our assumptions and estimates in future periods and it is possible that actual results could differ from our current or revised future estimates.

Reclassifications

We have separately presented deferred FI implementation costs on our December 31, 2016 consolidated balance sheet and 2016 consolidated statement of cash flows. We have conformed our December 31, 2015 consolidated balance sheet and 2015 consolidated statement of cash flows to our current year presentation. As a result, we reclassified cash outflows of $1.8 million from other long-term assets to deferred FI implementation costs, representing net deferred costs as of December 31, 2015. We also reclassified cash outflows of $0.2 million from other non-cash expenses to deferred FI implementation costs, representing 2015 amortization.

Foreign Currency

Our foreign subsidiary, Cardlytics UK, records its assets, liabilities and results of operations in British Pounds, which is its functional currency. We translate Cardlytics UK’s financial statements into U.S. dollars each reporting period for purposes of consolidation. Assets and liabilities are translated at the period-end currency exchange rates, certain equity accounts are translated at historical exchange rates and income and expense amounts are translated at average currency exchange rates in effect for the period. The effect of these translation adjustments is reported in a separate component of stockholders’ (deficit) equity titled accumulated other comprehensive income.

We are also subject to gains and losses from foreign currency denominated transactions and the remeasurement of foreign currency denominated balance sheet accounts, both of which are included in other expense, net in the accompanying consolidated statements of operations. We recorded foreign currency losses totaling $0.4 million and $1.9 million in 2015 and 2016, respectively.

Revenue

We have two reportable segments and generate revenue through the sale of two categories of solutions that leverage our intelligence platform: (1) our proprietary native banking channel, Cardlytics Direct and (2) our Other Platform Solutions. We generate revenue from the sale of our Cardlytics Direct service in the United States and United Kingdom and our Other Platform Solutions in the United States.

Cardlytics Direct

Our Cardlytics Direct solution is our proprietary native bank advertising channel that enables marketers to reach consumers through their trusted and frequently visited online and mobile banking channels. Working with the marketer, we design a campaign that targets customers based on their purchase history. The consumer is offered an incentive to make a purchase from the marketer within a specified period. We use a portion of the fees that we collect from marketers to provide these consumer incentives to our FIs’ customers after they make qualifying purchases, which we refer to as Consumer Incentives. Leveraging our powerful predictive analytics, we are able to create compelling Consumer Incentives that have the potential to increase return on advertising spend for marketers. We also pay our FI partners an FI Share. We have generated substantially all of our revenue from sales of Cardlytics Direct since inception.

We price Cardlytics Direct in two primary ways: (1) Cost per Served Sale (“CPS”), and (2) Cost per Redemption (“CPR”). In both 2015 and 2016, CPS represented 67% of our revenue from Cardlytics Direct.

•	CPS. Our primary and fastest growing pricing model is CPS, which we created to meet the media buying preferences of marketers. We generate revenue by charging a percentage, which we refer to as the CPS Rate, of all purchases from the marketer by consumers (1) who are served marketing and (2) subsequently make a purchase from the marketer during the campaign period, regardless of whether consumers select the marketing and thereby becomes eligible to earn the applicable Consumer Incentive. We set CPS Rates for marketers based on our expectation of the marketer’s return on spend for the relevant campaign. Additionally, we set the amount of the Consumer Incentives payable for each campaign based on our estimation of our ability to drive incremental sales for the marketer. We seek to optimize the level of Consumer Incentives to retain a greater portion of billings. However, if the amount of Consumer Incentives exceeds the amount of billings that we are paid by the applicable marketer we are still responsible for paying the total Consumer Incentive. This has occurred infrequently and has been immaterial in amount for each of the periods presented.

•	CPR. Our initial pricing model is CPR, where marketers specify and fund the Consumer Incentive and pay us a separate negotiated, fixed marketing fee, or the CPR Fee, for each purchase that we generate. We generate revenue if the consumer (1) is served marketing, (2) selects the marketing and thereby becomes eligible to earn the applicable Consumer Incentive and (3) makes a qualifying purchase from the marketer during the campaign period. We set the CPR Fee for marketers based on our estimation of the marketers’ return on spend for the relevant campaign. The CPR Fee is either a percentage of qualifying purchases or a flat amount.

Other Platform Solutions

We also generate revenue from our Other Platform Solutions. Our Other Platform Solutions enable marketers and marketing service providers to leverage the power of purchase intelligence across all of their marketing investments. For example, we enable marketers to use purchase intelligence to identify likely buyers outside the banking channel based on their actual spending and interests and measure in-store and online campaign sales impact. To the extent that we use a specific FI customer’s anonymized purchase data in the delivery of our Other Platform Solutions, we pay the applicable FI an FI Share calculated based on the relative contribution of the data provided by the FI to the overall delivery of the services. In order to test the efficacy of our Other Platform Solutions, we historically used programmatic vendors to run marketing campaigns outside of the Cardlytics Direct channel, and thereby delivered our Other Platform Solutions primarily as a managed service. This allowed us to gain valuable expertise in leveraging our purchase intelligence outside the banking channel. With regard to delivery of our Other Platform Solutions as a managed service, we charge marketers a fee based on the number of impressions that we deliver for their marketing campaign, calculated on a cost per thousand impressions, or CPM, basis. Revenue from Other Platform Solutions delivered as a managed service represented a significant majority of our total Other Platform Solutions revenue in 2015 and 2016.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, on a transaction when all of the following conditions have been satisfied:

•	persuasive evidence of an agreement exists;

•	the service has been provided to the customer;

•	fees are fixed or determinable; and

•	the collection of the fees is reasonably assured.

If any of these criteria are not met, revenue recognition is deferred until such time that all of the criteria are met. Our deferred revenue is primarily comprised of payments received in advance for Cardlytics Direct marketing campaigns.

We sell our solutions by entering into agreements directly with marketers or their marketing agencies. The agreements state the terms of the arrangement, the agreed upon fee and, with respect to Cardlytics Direct, the fixed period of time the offers will be available to FI customers. Persuasive evidence of an arrangement is considered to exist and the fee is considered fixed and determinable upon the execution of an insertion order. With respect to our Cardlytics Direct service, the service is deemed to have been provided to the marketer as FIs’ customers make qualifying purchases during the marketing campaign term. With respect to Other Platform Solutions, the service is deemed to have been provided (1) for non-managed service campaigns, when we deliver the purchase intelligence to the marketer and (2) for managed service campaigns, when the digital advertising impressions contemplated by the campaign have been served to targeted consumers. We determine collectability upfront and on an on-going basis by performing credit evaluations and monitoring our marketers’ accounts receivable balances.

Gross/Net Consideration

We evaluate the appropriateness of revenue reporting on a gross or net basis by considering the indicators outlined within ASC Topic 605-45, Revenue Recognition—Principal Agent Considerations and ASC Topic 605-50, Customer Payments and Incentives. We consider the nature of the costs and risks associated with the indicators present in evaluating the substance of an arrangement. We consider the relative strength of each indicator and certain factors may be assessed to carry more weight in the evaluation.

Consumer Incentives

We report our revenue on our consolidated statements of operations net of Consumer Incentives. We generally pay Consumer Incentives only with respect to our Cardlytics Direct service. We do not provide the goods or services that are purchased by our FIs’ customers from the marketers to which the Consumer Incentives relate. Accordingly, the marketer is deemed to be the principal in the relationship with the customer and, therefore, the Consumer Incentive is deemed to be a reduction in the purchase price paid by the customer for the marketer’s goods or services. While we are responsible for remitting Consumer Incentives to our FI partners for further payment to their customers, we function solely as an agent of marketers in these arrangements.

Accounts receivable is recorded at the amount of gross billings to marketers, net of allowances, for the fees and Consumer Incentives that we are responsible to collect. Our accrued liabilities also include the amount of Consumer Incentives due to FI partners. As a result, accounts receivable and accrued liabilities may appear large in relation to revenue, which is reported on a net basis. During 2015 and 2016, Consumer Incentives totaled $56.3 million and $57.0 million, respectively.

FI Share and Other Third-Party Costs

We report our revenue on our consolidated statements of operations gross of FI Share. FI Share is included in FI Share and other third-party costs in our consolidated statements of operations, rather than as a reduction of revenue, because we and not our FI partners act as the principal in our arrangements with marketers. We are responsible for the fulfillment and acceptability of the services purchased by marketers. We also have latitude in establishing the price of our services, have discretion in supplier selection and earn variable amounts. FIs only supply consumer purchase data and digital marketing space and have no involvement in the marketing campaigns or relationship (contractual or otherwise) with marketers.

We report our revenue on our consolidated statements of operations gross of media costs. We incur media costs in connection with the delivery of managed services with respect to our Other Platform Solutions. Media costs are included in FI Share and other third-party costs in our consolidated statements of operations, rather than as a reduction of revenue, because we and not exchanges or digital publishers act as the principal in our arrangements with marketers.

FI Share and Other Third-Party Costs

FI Share and other third-party costs consist primarily of the FI Share that we pay our FI partners, media and data costs, and through June 30, 2016, allocation of revenue in the United Kingdom to Aimia as discussed in Note 12—Variable Interest Entity. FI Share and other third-party costs also include the amortization or impairment of implementation costs incurred pursuant to our agreements with certain FI partners, any incremental costs due to FIs as part of FI Share commitments, as well as non-cash expense that we may incur from time to time upon the vesting of outstanding performance-based warrants to purchase shares of our redeemable convertible preferred stock and common stock that we issued to certain FI partners. With respect to Cardlytics Direct, we pay FI Share based on the full amount of billings to marketers less any consumer incentives that we pay to the FIs’ customers and certain third-party data costs. To the extent that we use a specific FI customer’s anonymized purchase data in the delivery of our Other Platform Solutions, we pay the applicable FI an FI Share calculated based on the relative contribution of the data provided by the FI to the overall delivery of the services.

Delivery Costs

Delivery costs consist primarily of personnel-related costs of our campaign, data operations and production support teams, including salaries, benefits, bonuses and payroll taxes, as well as stock-based compensation expense. Delivery costs also include hosting facility costs, internally developed and purchased software costs and professional services costs.

Accounts Receivable

Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts, determined based on the probability of future collection. When we become aware of circumstances that may decrease the likelihood of collection, we record a specific allowance against amounts due, which reduces the receivable to the amount that we believe will be collected. For all other accounts receivable, we determine the adequacy of the allowance based on historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific accounts. The following table presents changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,
	2015	2016
Beginning balance	$143	$746
Bad debt expense	725	1,100
Write-offs, net of recoveries	(122)	(1,193)

Ending balance	$746	$653

Unbilled receivables were $0.3 million and $0.5 million as of December 31, 2015 and December 31, 2016, respectively. An unbilled receivable represents revenue earned and recognized from customer activity that was not billed prior to the end of the reporting period. Unbilled receivables are included in accounts receivable, net on our consolidated balance sheets.

Concentrations of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Our cash and cash equivalents and restricted cash are held with one financial institution, which we believe is of high credit quality. We believe that our accounts receivable credit risk exposure is limited as a result of being diversified among a large number of marketers segregated by both geography and industry. In 2015, we recorded a reserve of $0.5 million related to a large retailer in the United States that declared bankruptcy in 2016. In 2016, we recorded a reserve of $0.4 million related to a disputed invoice from a different retailer in the United States. Apart from these specific reserves, historically, we have not experienced significant write-downs of our accounts receivable. No single marketer represented a significant concentration of accounts receivable as of December 31, 2015 or December 31, 2016, and no single marketer represented a significant concentration of our revenue during 2015 and 2016.

Our business is substantially dependent on a limited number of FI partners. We require participation from our FI partners in Cardlytics Direct and access to their purchase data in order to offer our solutions to marketers and their agencies. We must have FI partners with a sufficient number of customers and levels of customer engagement to ensure that we have robust purchase data and marketing space to support a broad array of incentive programs for marketers. Our agreements with a substantial majority of our FI partners have three to five year terms but are terminable by the FI partner on 90 days or less prior notice. If an FI partner terminates its agreement with us, we would lose that FI as a source of purchase data and online banking customers.

During 2015 and 2016, our largest FI partner in the United States accounted for approximately 63% and 64% of FI Share, respectively. Two other FI partners accounted for over 10% of FI Share during 2015 and 2016. During 2015 and 2016, an FI partner in the United States accounted for 10% and 9% of FI Share, respectively, and an FI partner in the United Kingdom accounted for 11% and 10% of FI Share, respectively.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash held in checking accounts. We consider all highly liquid instruments purchased with an initial maturity of three months or less to be cash equivalents. The average balance in this account is substantially higher than the maximum insurance provided by the Federal Deposit Insurance Corporation.

Restricted cash represents money market accounts and certificates of deposit held at a financial institution principally as security in connection with our corporate credit card balance and automated clearing house activities.

	December 31,
	2015	2016
Cash and cash equivalents	27,323	22,838
Restricted cash	286	130

Cash, cash equivalents and restricted cash	$27,609	$22,968

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred, while betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related accumulated depreciation, are eliminated from the accounts and any resulting gain or loss is recognized.

Depreciation of property and equipment is determined using the straight-line method over the estimated useful lives of the applicable assets, which are as follows:

Computer equipment:	2–3 years
Furniture and fixtures:	5 years
Leasehold improvements:	Lesser of estimated useful life or life of the lease

Intangible Assets

Intangible assets are recorded at cost and consist of costs incurred for software patent applications. We received approval for three patents in 2013 and began amortizing the costs of obtaining these patents over the estimated remaining lives of the patents. If a patent application is rejected or if we abandon efforts to obtain a new patent, all deferred patent costs are expensed immediately. Deferred patent costs related to patents for which we have not yet obtained approval totaled $0.4 million as of December 31, 2015 and 2016, respectively. Based on deferred patent costs as of December 31, 2016, the related amortization expense will be less than $0.1 million in each of the next five years. Intangible assets are as follows (in thousands):

	December 31,
	2015	2016
Deferred patent costs, gross	$484	$503
Less accumulated amortization	(19)	(27)

Deferred patent costs, net	$465	$476

Internal-Use Software Development Costs

Capitalized software development costs consist of costs incurred in the development of internal-use software, primarily associated with the development and enhancement of our offer management system and offer placement system. We capitalize the costs of software developed or obtained for internal use in accordance with ASC Topic 350-40, Internal Use Software. We begin to capitalize our costs upon completion of the preliminary project stage. We consider the preliminary project stage to be complete and the application development stage to have begun when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be five years. Costs incurred in the preliminary project stage and post-implementation operation stages are expensed as incurred and recorded in research and development expense on our consolidated statements of operations.

We capitalized $1.1 million in costs related to the development of our offer management system and offer placement system in 2009, and began amortizing those costs when the software was placed in service, with an expected useful life of 5 years. These software costs were fully amortized as of December 31, 2015.

During 2015 and 2016, we capitalized $0.6 million and $0.6 million, respectively, of development costs for new technology related to the delivery of our Other Platform Solutions as well as a new billing system. In 2016, we suspended these development efforts and wrote off development costs totaling $1.2 million recognized in depreciation and amortization on our consolidated statement of operations. Capitalized software development costs are as follows (in thousands):

	December 31,
	2015	2016
Capitalized software development costs, gross	$1,684	$1,054
Less accumulated amortization	(1,054)	(1,054)

Capitalized software development costs, net	$630	$—

Impairment of Long-Lived Assets

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the assets. If such assets are not considered to be recoverable, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2015, no impairment of our long-lived assets and intangibles assets was recognized. During 2016, we wrote off $0.8 million of deferred FI implementation costs as discussed in Note 13—Commitments and Contingencies.

Debt Issuance Costs

Costs incurred to obtain loans, other than lines of credit, are recorded as a reduction of the carrying amount of the related liability and amortized over the applicable loans’ life using the effective interest method. Costs incurred to obtain lines of credit are capitalized and included in other long-term assets on our consolidated balance sheets and amortized ratably over the term of the arrangement. Costs incurred to obtain loans for which we have elected the fair value option are expensed upon the issuance of the loan and recorded within general and administrative expense on our consolidated statements of operations. As described in Note 5—Debt, we issued multiple new debt facilities in 2016 and deferred debt issuance costs of $1.1 million in connection with these transactions. Amortization of debt issuance costs included in interest expense, net totaled $0.2 million in 2015 and $0.3 million in 2016. In 2016, we also incurred $0.7 million of issuance costs, recorded in general and administrative expense, related to our convertible promissory notes, for which we have elected the fair value option.

Deferred debt issuance costs related to our lines of credit included in other long-term assets are as follows (in thousands):

	December 31,
	2015	2016
Debt issuance costs, gross	$378	$678
Less accumulated amortization	(296)	(82)

Debt issuance costs, net	$82	$596

Deferred debt issuance costs related to our term loans included in debt are as follows (in thousands):

	December 31,
	2015	2016
Debt issuance costs, gross	$606	$468
Less accumulated amortization	(576)	(59)

Debt issuance costs, net	$30	$409

Future amortization of debt issuance costs is as follows (in thousands):

Years ending December 31,	Amortization

2017	$439
2018	422
2019	144

Total	$1,005

Deferred Offering Costs

Deferred offering costs consist of incremental costs directly attributable to equity offerings. Upon completion of an offering, these amounts are offset against the proceeds of the offering. Deferred offering costs are included in other long-term assets on our consolidated balance sheets. Deferred offering costs related to a proposed equity offering totaled $1.2 million in 2015 and $0.7 million in 2016. As of December 31, 2015, $1.1 million was accrued. We terminated the proposed equity offering in 2016 and expensed the related deferred offering costs, which totaled $1.9 million. No amounts were accrued as of December 31, 2016.

Reduction in Force

In 2016, we announced a strategic shift to rebalance our resources and put us on a faster path to potential profitability. This workforce reduction plan resulted in $1.3 million of charges, consisting primarily of severance and medical benefits, recognized in 2016 when the extent of our action was determined and could be estimated. All severance and medical benefits were paid to former employees as of December 31, 2016. Additionally, vested stock options of affected employees were cancelled and re-granted with similar terms, but with exercise periods of up to two years, resulting in stock compensation expense of less than $0.1 million.

The following table summarizes the allocation of expenses related to the reduction in force on the consolidated statements of operations (in thousands):

Year Ended
December 31, 2016
Delivery costs	$93
Sales and marketing	396
Research and development	553
General and administration	249

Total reduction in force costs	$1,291

Advertising

We expense advertising costs as incurred. These costs are included in sales and marketing expense on our consolidated statements of operations. Advertising costs include direct marketing costs such as print advertisements, market research, direct mail, public relations and trade show expenses and totaled $2.0 million and $0.9 million in 2015 and 2016, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel costs of our research and development employees, including salaries, benefits and bonuses. Research and development costs also includes stock-based compensation expense, outsourcing costs and travel expenses.

Stock-Based Compensation

We measure and recognize compensation expense for all stock options based on the estimated fair value of the award on the grant date. We use the Black-Scholes option pricing model to estimate the fair value of stock option awards. The fair value is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service. Forfeitures are accounted for when they occur. We recognize the fair value of stock options which contain performance conditions based upon the probability of the performance conditions being met. We have not issued awards where vesting is subject to a market condition; however, if we were to grant such awards in the future, recognition would be based on the derived service period. Expense for awards with performance conditions are estimated and adjusted on a quarterly basis based upon our assessment of the probability that the performance condition will be met. See Note 6—Stock-Based Compensation for additional information regarding our specific award plans and estimates and assumptions used to determine fair value.

Redeemable Convertible Preferred Stock Warrant Liability

We have outstanding warrants to purchase shares of our redeemable convertible preferred stock that are accounted for as derivative liabilities in accordance with ASC Topic 815, Derivatives and Hedging due to the terms of the warrants and related agreements. We have determined that these warrants do not meet the scope exception of a contract indexed to our stock because of fair value protections contained in agreements governing our redeemable convertible preferred stock as described in Note 8—Redeemable Convertible Preferred Stock. We record preferred stock warrant liabilities in our consolidated balance sheets at their fair value. We record the changes in fair value of such instruments as non-cash gains or losses in our statements of operations. See Note 9—Fair Value Measurements, for additional information regarding these warrants.

Warrants to purchase shares of redeemable convertible preferred stock held by parties that did not participate in the Existing Stockholder Note financing were converted to common stock warrants. As a result, during 2016, warrants to purchase 50,000 shares of our Series A Stock and warrants to purchase 100,000 shares of our Series B Stock were converted to common stock warrants.

Fair Value of Financial Instruments

When required by U.S. GAAP, assets and liabilities are reported at fair value in our consolidated financial statements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Valuation inputs are arranged in a hierarchy that consists of the following levels:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, prepaid expenses and other assets, accounts payable, and accrued liabilities, approximate their fair market value because of their short-term nature. We believe the carrying value of our lines of credit and term loans approximate fair value as the borrowing rates for these instruments are similar to those available to the Company.

The redemption features included in the terms of the convertible promissory notes were determined to be derivative liabilities as a result of a significant discount within the redemption features for the note holders. See Note 5—Debt for additional information regarding the convertible promissory notes. Embedded derivatives that are not clearly and closely related to the host contract are required to be bifurcated and recorded at fair value unless the fair value option is elected on the host contract. Under the fair value option, bifurcation of the embedded derivative is not necessary as all related gains (losses) on the host contract and derivative will be reflected in the consolidated statements of operations. We elected the fair value option for the Existing Stockholder Notes and Aimia Notes upon their issuance. The convertible promissory notes are measured using unobservable inputs that required a high level of judgment to determine fair value, and are therefore classified as Level 3. See Note 9—Fair Value Measurements for additional information.

Redeemable convertible preferred stock is stated at the amount of proceeds received, net of issuance costs, increased by accretion such that the carrying amount will equal the stated redemption amount at September 17, 2019. As of December 31, 2015 and 2016, our redeemable convertible preferred stock warrant liabilities were subject to this guidance and recorded at fair value. The redeemable convertible preferred stock warrants are measured using unobservable inputs that required a high level of judgment to determine fair value, and are therefore classified as Level 3. See Note 9—Fair Value Measurements for additional information.

Our nonfinancial assets that we recognize or disclose at fair value in our consolidated financial statements on a nonrecurring basis include property and equipment, intangible assets, capitalized software development costs and deferred FI implementation costs. The fair values for these assets are evaluated when events or changes in circumstances indicate the carrying value may not be recoverable.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Valuation allowances are provided when we determine that it is more likely than not that all of, or a portion of, deferred tax assets will not be utilized in the future.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Estimates of future taxable income are based on assumptions that are consistent with our plans. Assumptions represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. If actual amounts differ from our estimates, the amount of our tax expense and liabilities could be materially impacted.

We have recorded a full valuation allowance related to our net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

We recognize the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date, and then, only in an amount more likely than not to be sustained upon review by the tax authorities. Where applicable, we classify associated interest and penalties as income tax expense. The total amounts of interest and penalties were not material. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

3.	ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. ASU 2014-15 is effective for all entities on a prospective basis for annual periods ending after December 15, 2016 and interim periods beginning after December 15, 2016. The new guidance was effective for our annual reporting period ending December 31, 2016. Adoption of this guidance did not have an impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The FASB’s objective for ASU 2015-03 is to reduce the complexity of having different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums. The resulting impact of ASU 2015-03 is that debt issuance costs will be treated as a direct deduction from the carrying amount of the related debt, consistent with debt discounts. Amortization of debt issuance costs shall be reported as interest expense. Given the lack of clear authoritative guidance related to accounting for debt issuance costs associated with line of credit arrangements, the FASB issued ASU 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent

Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. FASB ASU 2015-15 amends Subtopic 835-30 to reflect that the U.S. Securities and Exchange Commission would not object to the deferral and presentation of debt issuance costs as an asset and subsequent amortization of the deferred costs over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings under the line of credit. ASU 2015-03 will be effective on a retrospective basis for periods beginning after December 15, 2015 for public entities. For nonpublic entities, the ASU is effective for annual periods after December 15, 2015 and interim periods after December 15, 2016. We adopted the guidance in 2016 and have applied it retrospectively. The adoption of ASU 2015-03 did not have an impact on our consolidated statements of operations or consolidated statements of cash flows. The impact of the adoption of the guidance resulted in reclassification of the unamortized debt issuance costs on our consolidated balance sheets from other long-term assets to long-term debt. Unamortized debt issuance costs related to our Repaid Term Loan were less than $0.1 million at December 31, 2015, respectively. Unamortized debt issuance costs related to a line of credit will continue to be presented on our consolidated balance sheets within other long-term assets.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires organizations that present a classified balance sheet to classify all deferred tax assets and liabilities, along with any related valuation allowance, as noncurrent assets or noncurrent liabilities. Current guidance requiring the offsetting of deferred tax assets and liabilities of a tax-paying component of an entity and presentation as a single noncurrent amount is not affected. The ASU will be effective on a retrospective basis for periods beginning after December 15, 2016 for public entities. For nonpublic entities, the ASU is effective for annual periods beginning after December 15, 2017 and interim periods beginning after December 15, 2018. We adopted the guidance in 2016 and have applied it prospectively. As of December 31, 2015 and 2016, we have recorded a full valuation allowance related to our net deferred tax assets. The adoption of ASU 2015-17 did not have an impact on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU provides guidance on the statement of cash flows presentation of certain transactions where diversity in practice exists. The ASU will be effective on a retrospective basis for annual periods beginning after December 15, 2017 and interim periods within those fiscal years for public entities. For nonpublic entities, the ASU is effective for annual periods beginning after December 15, 2018 and interim periods after December 15, 2019. We adopted the guidance in 2016 and have applied it retrospectively. The adoption of ASU 2016-15 did not have an impact on our 2015 consolidated statement of cash flows. Cash payments for debt extinguishment costs are presented as cash outflows from financing activities on our 2016 consolidated statement of cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires the statement of cash flows to explain the change in cash and cash equivalents during the period inclusive of amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU will be effective on a retrospective basis for annual periods beginning after December 15, 2017 and interim periods within those fiscal years for public entities. For nonpublic entities, the ASU is effective for annual periods beginning after December 15, 2018 and interim periods after December 15, 2019. We adopted the guidance in 2016 and have applied it retrospectively. The adoption of ASU 2016-18 did not have a material impact on our consolidated financial statements. We have included a tabular reconciliation of cash, cash equivalents and restricted cash in Note 2—Significant Accounting Policies.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the recognition guidance in ASC Topic 605 and most industry specific revenue guidance. The FASB worked jointly with the International Accounting Standards Board to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In July 2015, the FASB voted to approve a one-year deferral of the effective date for public entities to December 15, 2017 for interim and annual reporting periods thereafter, and permitted early adoption of the standard, but not before the original effective date of December 15, 2016. The effective date for nonpublic entities was deferred to annual periods beginning after December 15, 2018 and interim reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which amends ASU 2014-09. ASU 2016-08 provides additional guidance for revenue transactions that involve a third party in providing goods or services to a customer. The reporting entity must determine if the obligation to the customer is to provide the goods or services, i.e., as the principal, or to arrange for a third party to provide the goods or services, i.e., as the agent. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends ASU 2014-09. ASU 2016-10 clarifies that goods or services that are immaterial in the context of the contract are not required to be identified as separate performance obligations. The ASU also provides guidance regarding licensing arrangements to determine whether the license grants the right to use functional or symbolic intellectual property. Revenue for licenses of functional intellectual property, such as software, is generally recognized at a point in time, while revenue for licenses of symbolic intellectual property, such as tradenames, is generally recognized over time. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which amends ASU 2014-09. This ASU clarifies the requirement to assess collectability of contract consideration, clarifies the treatment of noncash consideration and provides a policy election to exclude from revenue amounts collected from customers for sales and similar taxes. Retrospective application will be required for each period presented through either the recasting of the prior periods for the effects of the adoption of this guidance or retrospectively through a cumulative catch up recognized at the date of adoption. We are currently evaluating the potential impact of this recently issued guidance on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The ASU requires equity investments to be measured at fair value with changes in fair values recognized in net earnings, (public entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes), simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment and eliminates the requirement to disclose fair values, the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost. The ASU also clarifies that management should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale debt securities in combination with other deferred tax assets. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the potential impact of this recently issued guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes ASC 840, Leases. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. The ASU’s primary change is the requirement for lessee entities to recognize a lease liability for payments and a right of use asset representing the right to use the leased asset during the term on operating lease arrangements. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting under the ASU is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach. For all entities, the ASU is effective for annual periods beginning after December 15, 2019 and interim periods beginning after December 15, 2020. Early adoption is permitted. Although we are currently evaluating the impact of this guidance on our consolidated financial statements, we expect that most of our operating lease commitments will be recognized as operating lease liabilities and right-of-use assets upon adoption of the new guidance.

4.	PROPERTY AND EQUIPMENT

Significant components of property and equipment are as follows (in thousands):

	December 31,
	2015	2016
Computer equipment	$8,413	$9,068
Leasehold improvements	5,454	5,194
Furniture and fixtures	816	818

Property and equipment, gross	14,683	15,080
Less accumulated depreciation	(5,132)	(6,735)

Property and equipment, net	$9,551	$8,345

Assets acquired under capital leases, included within computer equipment, are as follows (in thousands):

	December 31,
	2015	2016
Capital lease assets, gross	$996	$1,096
Less accumulated depreciation	(515)	(787)

Capital lease assets, net	$481	$309

Depreciation expense was $2.2 million and $3.0 million in 2015 and 2016, respectively.

5.	DEBT

Our debt consists of the following (in thousands):

	December 31,
	2015	2016
Lines of credit:
Repaid line of credit	$22,032	$-
Line of credit	-	15,652
Term loans:
Repaid term loan, net of unamortized discount and debt issuance costs of $184 at December 31, 2015	9,816	-
Term loan, net of unamortized discount and debt issuance costs of $1,069 at December 31, 2016	-	23,715
Capital leases	414	200
Convertible promissory notes	-	72,332

Total debt	32,262	111,899
Less short-term debt	22,382	99

Long-term debt—net of current portion	$9,880	$111,800

Lines of Credit

In January 2010, we entered into a loan and security agreement with a financial institution with respect to a line of credit (“Repaid Line of Credit”). The Repaid Line of Credit was collateralized by substantially all of our assets. Maximum borrowings on the Repaid Line of Credit were not permitted to exceed total eligible accounts receivable, as defined in the loan and security agreement. The Repaid Line of Credit contained a springing lockbox feature and subjective acceleration clause. The lockbox feature required that borrowings be repaid upon receipt of eligible accounts receivable or, if earlier, the date on which receivables are no longer eligible to borrow against. Amounts outstanding under the Repaid Line of Credit are classified as short-term due to the springing lockbox feature and subjective acceleration clause.

In May 2015, we entered into an amended and restated loan and security agreement with respect to the Repaid Line of Credit to extend the maturity from July 2015 to May 2017 and increase maximum borrowings available thereunder from $16.0 million to the lesser of $25.0 million or 80% of eligible accounts receivable. The Repaid Line of Credit, as amended, carried a floating interest rate equal to the prime rate plus 0.5%. Under the amended terms, the Repaid Line of Credit included a financial covenant related to our quick ratio.

We were not in compliance with the quick ratio financial covenant under our Repaid Line of Credit during September and October 2015. In October 2015, we entered into a loan modification agreement, providing a waiver for these defaults as well as updating the financial covenant and springing lockbox feature. Under the amended terms, the financial covenants included a $10.0 million minimum cash balance and minimum quarterly profitability thresholds, and the springing lockbox feature was based on maintaining a $15.0 million minimum cash balance. We were not in compliance with our minimum quarterly profitability threshold under our Repaid Line of Credit during the fourth quarter of 2015. In February 2016, we obtained a waiver from the lender for this default. The Repaid Line of Credit was extinguished in September 2016 at which time the unamortized debt issuance costs of $0.1 million was recorded as an expense in other expense, net on our consolidated statements of operations.

In September 2016, we entered into a new loan and security agreement (“Line of Credit”) with a new lender which matures on March 14, 2019. Maximum borrowings are stated as the lesser of $50.0 million or 85% of our eligible accounts receivable. The Line of Credit is collateralized by substantially all of our assets and carries a floating interest rate equal to the Prime Rate in effect plus 3.50%, not to be less than 7.0% per year. Fees include an unused line fee of 0.50% and an annual administrative fee of less than $0.1 million. Interest and fees under the Line of Credit may be added to the principal balance of the loan due and payable at maturity. Amounts outstanding under the Line of Credit are classified as long-term. As of December 31, 2016, we had $16.4 million of unused available borrowings under our Line of Credit. We capitalized $0.7 million of debt issuance costs associated with obtaining the Line of Credit.

The Line of Credit includes customary affirmative and negative covenants, including restrictions on mergers, acquisitions and dispositions of assets, incurrence of indebtedness and encumbrances on our assets and restrictions on payments of dividends. We are also required to maintain a total cash balance plus liquidity under the Line of Credit of not less than $5.0 million and maintain a moving minimum twelve-month revenue throughout the term of the Line of Credit, with minimum revenue of at least $88.8 million for the twelve months ending December 31, 2016. We believe we were in compliance with all financial covenants as of December 31, 2016.

Term Loans

We were party to an amended and restated loan and security agreement for growth capital advances (the “Repaid Term Loan”) with two financial institutions, pursuant to which we received loans of $2.0 million in 2010, $10.0 million in 2012 and $1.2 million in 2015. As of December 31, 2015, there was $9.8 million of principal outstanding under the Repaid Term Loan. Interest on the outstanding principal balance accrued at a rate of 9.75% per annum. Interest-only payments were payable through May 2017. Commencing in June 2017, principal payments, along with associated interest, were payable for a period of 24 months, or until the Repaid Term Loan was repaid. The Repaid Term Loan was secured by substantially all of our assets. The amended and restated loan and security agreement contains customary events of default and affirmative and negative covenants, including restrictions on mergers, acquisitions and dispositions of assets, incurrence of indebtedness and encumbrances on our assets and restrictions on payments of dividends.

In connection with originally obtaining the Repaid Term Loan in September 2012, we issued ten-year warrants to purchase up to an aggregate of 203,000 shares of Series D Stock to the financial institutions at an exercise price of $5.91 per share. In conjunction with the issuance of the warrants as a liability instrument, we recorded a debt discount of $0.5 million. This discount was being accreted over the life of the Repaid Term Loan using the effective interest rate method. The accretion charges were accounted for as interest expense and totaled less than $0.1 million in both 2015 and 2016.

The Repaid Term Loan was extinguished in July 2016 at which time the unamortized discount of $0.1 million and unpaid debt issuance costs of $0.2 million were recorded as an expense in other expense, net on our consolidated statements of operations.

In July 2016, we entered into a $24.0 million credit agreement (“Term Loan”) with a new lender which matures on July 21, 2019. The Term Loan is secured by substantially all of our assets and carries a fixed interest rate equal to (1) 13.25%, of which 3% is payable in cash and the remaining 10.25% is payable in-kind or (2) 11.25%, if our adjusted EBITDA for the four most recent trailing fiscal quarters then-ended is greater than $1.0 million and we are not in an event of default, of which 3% is payable in cash and the remaining 8.25% is payable in-kind. The lender funded an initial loan of $19.0 million at closing and a subsequent loan of $5.0 million in November 2016 when the amount became available upon achieving trailing-four quarter revenue of $100.0 million.

The Term Loan contains customary affirmative and negative covenants, including restrictions on mergers, acquisitions and dispositions of assets, incurrence of indebtedness and encumbrances on our assets and restrictions on payments of dividends. The Term Loan also requires us to maintain a total cash balance and unrestricted availability under our Line of Credit of not less than $3.0 million. Once we have achieved an adjusted EBITDA of at least $1.0 million for two consecutive fiscal quarters, this requirement will be permanently waived. The Term Loan contains customary event of default provisions, including in the event of a change of control or IPO, the occurrence of which could lead to an acceleration of our obligations under the Term Loan.

Pursuant to the Term Loan, we issued ten-year warrants to purchase up to an aggregate of 388,500 shares of our common stock at an exercise price of $5.00 per share. The fair value of the warrants was calculated to be $1.0 million under the Black-Scholes option pricing model. Under the guidance provided by ASC Topic 470-20, Debt with Conversion and Other Options, proceeds from the sale of debt instruments with stock purchase warrants are allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds allocated to the warrants is accounted for as paid-in capital, as the warrants meet the scope exception within ASC Topic 815 and are considered indexed to the Company’s own stock and accounted for as equity. The remainder of the proceeds is allocated to the debt instrument portion of the transaction. We believe we were in compliance with all financial covenants as of December 31, 2016.

Convertible Promissory Notes

Existing Stockholder Notes

During 2016, we raised capital through the issuance of unsecured convertible promissory notes (“Existing Stockholder Notes”) to our founders and certain of our existing stockholders in an aggregate principal amount of $27.0 million, at an interest rate of 10% per year, compounded annually. The maturity date of the Existing Stockholder Notes, or the Maturity Date, is the earliest to occur of: (1) a date after April 26, 2019, as specified by the holders of a majority of the aggregate unpaid principal amount outstanding under the Existing Stockholder Notes, (2) our liquidation, dissolution or wind up, including a sale of all or substantially all of our assets or a majority of our voting power or (3) an event of default under the Existing Stockholder Notes. The Existing Stockholder Notes are subordinate to our Term Loan and Line of Credit. As discussed in Note 11—Related Parties, we issued Existing Stockholder Notes to related parties in an aggregate principal amount of $19.5 million.

The Existing Stockholder Notes are convertible into shares of our capital stock, depending on certain triggering events. In the event we complete an equity financing in which we receive proceeds in excess of $10.0 million, the Existing Stockholder Notes will automatically convert into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. In the event we complete an equity financing of less than $10.0 million, the holders of a majority of the aggregate unpaid principal amount outstanding under the Existing Stockholder Notes can elect to convert the Existing Stockholder Notes into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. Upon the completion of this offering, the Existing Stockholder Notes will automatically convert into shares of our common stock, at a price per share equal to the lower of 80% of the initial public offering price per share and $10.001136 per share. In the event the Existing Stockholder Notes remain outstanding on the Maturity Date, the holders of a majority of the aggregate unpaid principal amount outstanding under all of the Existing Stockholder Notes can elect to convert the Existing Stockholder Notes into shares of our Series F-R redeemable convertible preferred stock, at a price per share equal to $12.5142 per share.

Aimia Notes

During 2016, we issued to Aimia unsecured convertible promissory notes (“Aimia EMEA Notes”), in an aggregate principal amount of $18.0 million, which accrue interest at a rate of 10% per year, compounded annually. In consideration for our outstanding obligations to Aimia Inc. at the time we terminated our U.K. cooperation agreement, we issued to Aimia EMEA an unsecured convertible promissory note (“Outstanding Obligation Note)” in an aggregate principal amount of approximately $5.7 million, at an interest rate of 10% per year, compounded annually. Both the Aimia EMEA Notes and the Outstanding Obligation Note, (collectively the “Aimia Notes”) are due and payable on the earliest to occur of: (a) a date after June 30, 2019, as specified by the holder, (b) our liquidation, dissolution or wind up, including a sale of all or substantially all of our assets or a majority of our voting power or (c) an event of default. The Aimia Notes are subordinate to our Term Loan and Line of Credit. See Note 11—Related Parties for a discussion of the termination of the cooperation agreement with Aimia.

The Aimia Notes are convertible into shares of our capital stock, depending on certain triggering events. In the event we complete an equity financing in which we receive proceeds in excess of $10.0 million, the Aimia EMEA Notes will automatically convert into shares of our common stock, at a price per share equal to 80% of the price per share determined by an independent third party valuation firm and the Outstanding Obligation Note will automatically convert into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. In the event we complete an equity financing of less than $10.0 million, the holder of an Aimia EMEA Note can elect to convert the Aimia EMEA Note into shares of our common stock, at a price per share equal to 80% of the price per share determined by an independent third party valuation firm, while the holder of the Outstanding Obligation Note can elect to convert the Outstanding Obligation Note into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. Upon the completion of this offering, the Aimia Notes will automatically convert into shares of our common stock, at a price per share equal to the lower of 80% of the initial public offering price per share and $10.001136 per share. In the event the Aimia Notes remain outstanding on the maturity date, the holder can elect to convert the Aimia Notes into shares of our Series F-R redeemable convertible preferred stock, at a price per share equal to $12.5142 per share.

The redemption features included in the terms of the convertible promissory notes were determined to be derivative liabilities as a result of a significant discount within the redemption features for the note holders. Embedded derivatives that are not clearly and closely related to the host contract are required to be bifurcated and recorded at fair value unless the fair value option is elected on the host contract. Under the fair value option, bifurcation of the embedded derivative is not necessary as all related gains (losses) on the host contract and derivative will be reflected in the consolidated statements of operations. We elected the fair value option for the Existing Stockholder Notes and Aimia Notes and recognized losses from their initial measurement. Initial losses of $7.6 million related to the Existing Stockholder Notes is recorded in change in fair value of convertible promissory notes and the initial loss of $7.9 million related to the Aimia Notes is recorded in termination of U.K. agreement expense on our consolidated statements of operations. Subsequent changes in fair value of the Existing Stockholder Notes and Aimia Notes are included in change in fair value of convertible promissory notes on our consolidated statements of operations. See Note 9—Fair Value Measurements for additional information.

Working Capital Line of Credit

We were party to a working capital line of credit with Aimia with maximum borrowings of £3.0 million (the “Working Capital Line of Credit”). The interest rate for borrowings under the Working Capital Line of Credit was equal to the 3-month LIBOR rate plus 5.25%. The Working Capital Line of Credit was secured by funds in a merchant bank account of Cardlytics UK and could only be used in the event that there was insufficient funds within the merchant account to fund Consumer Incentives in the United Kingdom. The borrowings require repayment as customer payments were received by Cardlytics UK.

The termination of the co-cooperation agreement also resulted in a termination of this Working Capital Line of Credit. Also see Note 11—Related Parties for additional information regarding the related party relationship between Aimia and Cardlytics.

Capital Leases

We took delivery of leased computer equipment with minimum capital lease obligations of less than $0.1 million in 2015 and $0.1 million in 2016. Effective interest rates for equipment capital leases range from 0% to 13.3%. Fixed monthly payments for equipment under capital leases will be made through June 2021.

Future Payments

Aggregate future payments of principal and interest due upon maturity are as follows (in thousands):

Years Ending December 31,	Debt	Capital Leases	Total Debt

2017	$—	$99	$99
2018	—	43	43
2019	94,151	21	94,172
2020	—	24	24
2021	—	13	13

Total principal payments	94,151	200	94,351
Plus fair value adjustments	18,781	—	18,781
Less unamortized debt issuance costs	(409)	—	(409)
Less unamortized debt discount	(824)	—	(824)

Total debt	$111,699	$200	$111,899

Accrued interest on debt included in accrued liabilities totaled $0.1 million and $0 as of December 31, 2015 and December 31, 2016, respectively. Accrued interest included in debt totaled $0 and $4.2 million as of December 31, 2015 and December 31, 2016, respectively.

6.	STOCK-BASED COMPENSATION

Our 2008 Stock Plan (“Stock Plan”), as amended, allows for the issuance of up to 12,480,000 shares of our common stock to employees and consultants. Awards may be granted under the Stock Plan until June 15, 2019.

Common Stock Options

The term of each option to purchase shares of our common stock pursuant to the Stock Plan is set by our board of directors or a committee thereof. Option awards are generally granted with an exercise price not less than the fair value per share of our common stock at the grant date. Option awards generally vest over four years and expire 10 years following the date of grant. We determine the grant date fair value of options using the Black-Scholes option pricing model, which is affected by the estimated fair value of our common stock as well as the following significant inputs:

Year Ended December 31,
	2015	2016

Weighted-average grant date fair value	$3.54	$1.75
Significant inputs:
Value of common stock	$6.10 to $7.13	$4.46 to $5.67
Expected term	7.0 years	7.0 years
Volatility	51% to 55%	51 to 56%
Risk-free interest rate	1.6% to 1.9%	0.5% to 2.1%
Dividend yield	—%	—%

We determined that a retrospective valuation of the fair value of our common stock on each grant date in 2016 was appropriate for financial reporting purposes. In connection with the preparation of our retrospective valuation, we noted that the fair value of our common stock, as determined by contemporaneous third-party valuations, decreased from $4.93 per share on April 30, 2016 to $4.46 per share on September 30, 2016. The decrease in the fair value of our common stock primarily resulted from the dilutive effect of issuing our convertible promissory notes as the Company’s enterprise values on April 30, 2016 and September 30, 2016 were similar and there were no events, or series of events, other than the issuance of the convertible promissory notes, which would have clearly resulted in a decrease in the fair value of our common stock. We derived the fair value of our common stock on each grant date between April 30, 2016 and September 30, 2016 using an interpolation methodology that considered both the timing and amount of dilution from issuing convertible promissory notes.

For awards granted during the fourth quarter of 2016, we applied a straight-line calculation between the $4.46 per share price on September 30, 2016 to the $6.12 per share price on December 31, 2016. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate conclusion for the valuation of our common stock on the interim dates between valuations because we did not identify any single event, or series of events, that occurred during this interim period that would have caused a material change in fair value other than our progress towards an IPO.

A summary of common stock option activity under the Stock Plan is as follows (in thousands, except per share amounts):

	Shares	Weighted-Average Exercise Price Per Share
Options outstanding — December 31, 2014	6,238	$1.80
Granted	1,302	6.84
Exercised	(405)	1.07
Forfeited/cancelled	(432)	2.73

Options outstanding — December 31, 2015	6,703	2.76

Granted	5,321	4.52
Exercised	(174)	1.50
Forfeited/cancelled	(3,302)	3.10

Options outstanding — December 31, 2016	8,548	$3.75

As of December 31, 2015 and 2016, there were exercisable options outstanding with respect to 3,929,050 and 4,280,241 shares of our common stock with weighted-average exercise prices of $1.62 and $2.29 per share, respectively, and with weighted-average remaining lives of 6.3 years and 4.6 years, respectively. We granted 2,920,525 shares to certain executives in 2016.

Aggregate intrinsic value represents the difference between the fair value of our common stock and the exercise price of outstanding in-the-money options to purchase shares of our common stock. The total aggregate intrinsic value of options exercised during 2015 and 2016 was $2.1 million and $0.6 million, respectively. The aggregate intrinsic value of options outstanding as of December 31, 2015 and 2016 was $29.5 million and $18.4 million, respectively.

The total fair value of shares that vested and became exercisable during 2015 and 2016 was $2.5 million and $2.9 million, respectively.

As of December 31, 2015 and 2016, unamortized stock-based compensation expense related to unvested common stock options was $7.0 million and $9.6 million, respectively, and the weighted-average period over which such stock-based compensation expense will be recognized was approximately 2.8 years and 3.0 years, respectively.

Restricted Securities Units

In connection with the issuance of the Existing Stockholder Notes, we granted $1.0 million of restricted securities units (“RSUs”) to certain executives in lieu of cash bonuses during 2016. The RSUs are indexed to Existing Stockholder Notes with similar terms to those issued to our founders and existing holders of our redeemable convertible preferred stock, but such Existing Stockholder Notes will not be issued. If there is an event or action that results in the Existing Stockholder Notes converting into cash or equity securities, the RSUs will convert into such alternative. Vesting requirements include both a service-based condition and a performance-based condition. The service-based condition requires each recipient to remain employed until the earlier of i) the date 6 months from the RSU grant date, ii) the date of a qualified liquidity event, or iii) date of termination without cause. The performance-based condition requires a sale of the Company or IPO event within a fixed period of time not more than 5 years from the RSU grant date.

The RSUs are considered liability classified awards, but due to the performance condition relating to sale of the Company or IPO, no compensation cost will be recognized until one of these events occur.

The following table summarizes the allocation of stock-based compensation in the consolidated statements of operations (in thousands):

	Year Ended December 31,
	2015	2016

Delivery costs	$97	$96
Sales and marketing	1,015	1,153
Research and development	386	574
General and administration	955	1,624

Total stock-based compensation	$2,453	$3,447

7.	INCOME TAXES

Domestic and foreign components of loss before income taxes are as follows (in thousands):

	Year Ended December 31,
	2015	2016

Domestic	$(38,578)	$(73,167)
Foreign	(2,063)	(2,529)

Loss before income taxes	$(40,641)	$(75,696)

The significant components of income tax benefit are as follows (in thousands):

	Year Ended December 31,
	2015	2016
Current:
Federal	$—	$—
State	16	—
Foreign	—	—

Total current	16	—

Deferred:
Federal	$12,541	$22,449
State	197	1,796
Foreign	475	864
Change in uncertain tax positions	(85)	(117)
Increase in valuation allowance	(13,128)	(24,992)

Total deferred	—	—

Income tax benefit	$16	$—

The following table summarizes the significant differences between the U.S. federal statutory tax rate and our effective tax rate:

	Year Ended December 31,
	2015	2016
Tax benefit at federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	1.20	1.36
Foreign rate differential	(0.85)	(0.80)
Other adjustments	(2.01)	(1.54)
Valuation allowance	(32.30)	(33.02)

Income tax benefit	0.04%	0.00%

The significant components of deferred income taxes are as follows (in thousands):

	December 31,
	2015	2016
Current deferred tax asset (liability):
Allowance for doubtful accounts	$259	$—
Accruals not currently deductible	744	—
Deferred costs	130	—
Valuation allowance	(1,104)	—

Net current deferred tax asset	$29	$—

Noncurrent deferred tax asset (liability):
Net operating loss carryforwards	$54,933	$72,104
Allowance for doubtful accounts	—	207
Depreciation and amortization	(895)	(576)
Stock-based compensation	589	1,072
Change in fair value of convertible promissory notes	—	6,679
Deferred costs	1,523	1,580
Other tax credit carryforward	1,706	2,214
Other temporary differences	800	1,203
Valuation allowance	(58,685)	(84,483)

Net noncurrent deferred tax liability	$(29)	$—

We have generated historical net losses and recorded a full valuation allowance against our net deferred tax assets. We expect to maintain a full valuation allowance in the near term. Realization of any of our net deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

As of December 31, 2015 and 2016, we have $151.7 million and $198.4 million, respectively, of gross U.S. federal net operating loss carry forwards that will begin to expire in the 2028 tax year. Additionally, we have $43.7 million and $59.9 million of gross state net operating loss carryforwards as of December 31, 2015 and 2016, respectively that will also begin to expire in the 2028 tax year.

Ownership changes, as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), may limit the amount of net operating losses that a company may utilize to offset future taxable income and taxes payable. Pursuant to Section 382 of the Code, an ownership change occurs when the stock ownership of 5% stockholders increases by more than 50% over a three-year testing period. We completed an evaluation of the potential effect of Section 382 of the Code on our net operating losses after the completion of our convertible promissory note financing in 2016 and concluded that we had not experienced an ownership change in the past three years as of that date. However, it is possible that we have subsequently undergone an ownership changes as defined by Section 382 of the Code or that we may undergo such a change in the future, in connection with an IPO or otherwise. Any such ownership change may limit our ability to utilize net operating losses.

Results for the years ended December 31, 2015 and 2016, reflect $1.0 million and $0.6 million, respectively, of state tax credits related to hiring and research activities that are utilized through the reduction of state payroll tax withholdings.

As of December 31, 2015 and 2016, Cardlytics UK had gross net operating losses of $7.7 million and $8.6 million, respectively. Foreign net operating loss carryforwards expire according to the rules of each country. In the United Kingdom, there is an indefinite carryforward period. As of December 31, 2016, Cardlytics UK held cash and cash equivalents of $3.9 million. While our investment in Cardlytics UK is not considered to be permanently invested, we do not plan to repatriate these funds. Further, although the tax basis of our investment in Cardlytics UK exceeds its book basis, we have not recorded a deferred tax asset since we do not believe that a reversal of this temporary difference will occur in the foreseeable future.

The following table summarizes the activity related to our gross unrecognized tax benefits that would affect our effective tax rate, if recognized (in thousands):

Gross Unrecognized
Tax Benefits
Balance — December 31, 2014	$356
Increase related to current year tax position	85

Balance — December 31, 2015	441

Increase related to current year tax position	117

Balance — December 31, 2016	$558

Our tax filings from inception remain subject to income tax examinations.

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

A summary of the change in carrying amount of the outstanding redeemable convertible preferred stock is as follows (in thousands):

	Series F/F-R Stock		Series E/E-R Stock		Series D/D-R Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance — December 31, 2014	4,795	$56,451	4,770	$44,901	5,584	$32,362
Accretion of redeemable convertible preferred stock	—	753	—	21	—	147

Balance — December 31, 2015	4,795	$57,204	4,770	$44,922	5,584	$32,509

Conversion of redeemable convertible preferred stock to common stock	—	—	(1,590)	(14,978)	—	—
Accretion of redeemable convertible preferred stock	—	754	—	19	—	133

Balance — December 31, 2016	4,795	$57,958	3,180	$29,963	5,584	$32,642

	Series C/C-R Stock		Series B/B-R Stock		Series A/A-R Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance — December 31, 2014	6,032	$18,181	8,995	$5,283	7,478	$1,882
Accretion of redeemable convertible preferred stock	—	73	—	4	—	3

Balance — December 31, 2015	6,032	$18,254	8,995	$5,287	7,478	$1,885

Conversion of redeemable convertible preferred stock to common stock	—	—	(8)	(5)	(50)	(38)
Accretion of redeemable convertible preferred stock	—	69	—	4	—	3

Balance — December 31, 2016	6,032	$18,323	8,987	$5,286	7,428	$1,850

During the second quarter of 2016, we increased the authorized number of shares of our redeemable convertible preferred stock to 165,366,424 and issued $21.0 million of convertible promissory notes to our founders and the existing holders of our redeemable convertible preferred stock. Shares of redeemable convertible preferred stock held by investors that participated in the financing were exchanged for shares of replacement preferred stock. These replacement shares have rights and preferences equal to their corresponding original series and are designated as Series A-R Stock, Series B-R Stock, Series C-R Stock, Series D-R Stock, Series E-R Stock and Series F-R Stock. Shares of redeemable convertible preferred stock held by investors that did not participate in the financing were converted to common stock.

Series F / Series F-R

In September 2014, we increased the authorized number of shares of our common stock to 64,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 82,683,212. In September 2014, we issued and sold an aggregate of 4,794,553 shares of Series F redeemable convertible preferred stock, par value $0.0001 per share (“Series F Stock”), at a purchase price of $12.5142 per share for aggregate consideration of $59,999,995. Issuance costs incurred in connection with the sale of Series F Stock totaled $0.2 million. Of this amount, $0.1 million was accrued as of December 31, 2014.

The Series F Stock carries a stated dividend of $1.168 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series F Stock is entitled to certain anti-dilution protections.

In connection with the Series F Stock financing, investors also purchased 799,092 shares of common stock from certain members of management at the purchase price of $12.5142 per share for aggregate consideration of $10.0 million. The difference between the $12.5142 purchase price and the $6.10 transaction date fair value per share of our common stock amounted to $5.1 million and is recorded in general and administrative expense. Placement fees of $3.6 million and $0.5 million were allocated to the Series F Stock financing and secondary sale of common stock, respectively. Fees allocated to the Series F Stock financing were recorded as a net reduction in sale proceeds and the fees allocated to the secondary sale of common stock are included in general and administrative expense.

During 2016, 4,794,553 shares of Series F Stock were replaced with Series F-R Stock.

Series E / Series E-R

In May 2013, we increased the authorized number of shares of our common stock to 50,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 70,664,212. In October 2013, we subsequently increased the authorized number of shares of our common stock to 52,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 72,364,212. In May and October 2013, we issued and sold an aggregate of 4,770,182 shares of Series E redeemable convertible preferred stock, par value $0.0001 per share (“Series E Stock”), at the purchase price of $9.4336 per share for aggregate consideration of $45.0 million. Issuance costs incurred in connection with the sale of Series E Stock totaled $0.1 million.

The Series E Stock carries a stated dividend of $0.754688 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series E Stock is entitled to certain anti-dilution protections.

During 2016, 1,590,061 shares of Series E stock were converted to common stock and 3,180,121 shares of Series E Stock were replaced with Series E-R Stock.

Series D / Series D-R

In September 2011, we increased the authorized number of shares of our common stock to 45,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 57,458,214. In September 2011, we issued and sold an aggregate of 5,583,756 shares of Series D redeemable convertible preferred stock, par value $0.0001 per share (“Series D Stock”), at a purchase price of $5.91 per share for aggregate consideration of $33.0 million.

The Series D Stock carries a stated dividend of $0.4728 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series D Stock is entitled to certain anti-dilution protections.

During 2016, 5,583,756 shares of Series D Stock were replaced with Series D-R Stock.

Series C / Series C-R

In August 2010, we increased the authorized number of shares of our common stock to 40,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 46,290,700. In August 2010, we issued and sold an aggregate of 6,031,643 shares of Series C redeemable convertible preferred stock, par value $0.0001 per share (“Series C Stock”), at the purchase price of $3.067158 per share for aggregate consideration of $18.5 million, which included $17.2 million paid in cash and the conversion of loans totaling $1.3 million, plus accrued interest of less than $0.1 million.

The Series C Stock carries a stated dividend of $0.2453734 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series C Stock is entitled to certain anti-dilution protections.

During 2016, 6,031,643 shares of Series C Stock were replaced with Series C-R Stock.

Series B / Series B-R

In June 2009, we increased the authorized number of shares of our common stock to 27,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 16,518,000. In June 2009, we issued and sold an aggregate of 8,995,475 shares of Series B redeemable convertible preferred stock, par value $0.0001 per share (“Series B Stock”), at the purchase price of $0.589185 per share from aggregate consideration of $5.3 million.

The Series B Stock carries a stated dividend of $0.0471348 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series B Stock is entitled to certain anti-dilution protections.

During 2016, 8,486 shares of Series B stock were converted to common stock and 8,986,989 shares of Series B Stock were replaced with Series B-R Stock.

Series A / Series A-R

In August 2008, we increased the authorized number of shares of our common stock to 17,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 7,500,000. In August 2008 and May 2009, we issued and sold an aggregate of 7,468,000 shares of Series A redeemable convertible preferred stock, par value $0.0001 per share (“Series A Stock”), at a purchase price of $0.25 per share for aggregate consideration of $1.9 million.

The Series A Stock carries a stated dividend of $0.02 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series A Stock is entitled to certain anti-dilution protections.

During 2016, 49,500 shares of Series A Stock were converted to common stock and 7,428,000 shares of Series A Stock were replaced with Series A-R Stock.

Protective Provisions

As long as at least 6,000,000 shares of our redeemable convertible preferred stock are outstanding, subject to certain exceptions, we may not (by amendment, merger, consolidation or otherwise) without first obtaining the approval of the holders of a majority of the then outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis (i) effect a liquidation transaction, (ii) alter or change the rights, preferences or privileges of a series of redeemable convertible preferred stock so as to affect adversely the shares of such series, (iii) increase or decrease the total number of authorized shares of any redeemable convertible preferred stock class, (iv) authorize or issue any other equity security having a preference over or being on a parity with any series of outstanding redeemable convertible preferred stock with respect to voting, dividends, redemption, conversion or liquidation, (v) redeem, purchase or otherwise acquire any share or shares of redeemable convertible preferred stock or common stock, (vi) amend any stock option or purchase plan to modify the number of shares covered thereby, (vii) alter or change the dividend rights, (viii) declare or pay any dividend, (ix) repay any stockholder notes or obligations to related parties, (x) transfer or grant any rights in any of our technology, (xi) increase or decrease the authorized number of members of our board of directors, (xii) amend our certificate of incorporation, (xiii) acquire the capital stock of any other entity or(xiv) incur indebtedness, in a single transaction or series of related transactions, in an amount in excess of $750,000.

Subject to certain exceptions, we may not, by amendment, merger, consolidation or otherwise, (1) without obtaining the approval of the holders of at least 75% of the then outstanding shares of Series C-R Stock, voting together as a single class on an as-converted basis, (2) without obtaining the approval of the holders of a majority of the then outstanding shares of Series D-R Stock, voting together as a single class on an as-converted basis, (3) without obtaining the approval of the holders of at least 63% of the then outstanding shares of Series E-R Stock, voting together as a single class on an as-converted basis or (4) without obtaining the approval of the holders of a majority of the then outstanding shares of Series F-R Stock, voting together as a single class on an as-converted basis, as long as at least 1,000,000 shares of the Series C-R Stock, Series D-R Stock or Series E-R Stock or at least 1,198,638 shares of the Series F-R Stock are outstanding, as applicable, negatively alter or change the rights, preferences, terms or privileges of the shares of Series C-R Stock, Series D-R Stock, Series E-R Stock or Series F-R Stock, as applicable.

Subject to certain exceptions, we may not, by amendment, merger, consolidation or otherwise, (1) without obtaining the approval of the holders of a majority of the then outstanding shares of Series D-R Stock, voting together as a single class on an as-converted basis, (2) without obtaining the approval of the holders of at least 63% of the then outstanding shares of Series E-R Stock, voting together as a single class on an as-converted basis or (3) without obtaining the approval of the holders of a majority of the then outstanding shares of Series F-R Stock, voting together as a single class on an as-converted basis, as long as at least 1,000,000 shares of the Series D-R Stock or Series E-R Stock or at least 1,198,638 shares of the Series F-R Stock are outstanding, as applicable (i) increase or decrease the authorized shares of Series D-R Stock, Series E-R Stock or Series F-R Stock as applicable, (ii) issue shares of Series D-R Stock, Series E-R Stock or Series F-R Stock, as applicable, (iii) approve or effect a liquidation transaction in which proceeds are not distributed to holders of Series D-R Stock, Series E-R Stock or Series F-R Stock, as applicable, pursuant to the certificate of incorporation, (iv) redeem, purchase or otherwise acquire any shares of redeemable convertible preferred stock or common stock other than in accordance with the redemption provisions of the certificate of incorporation; provided, however, that this restriction shall not apply to the repurchase of shares of common stock from employees, officers, directors, consultants or other persons performing services for us or any of our subsidiaries pursuant to agreements under which we have the option to repurchase such shares or (v) pay or declare any dividend or other distribution that (a) is paid to holders of capital stock within two years following the initial issuance of the Series D Stock, (b) is paid other than to all holders of capital stock on an as-converted basis or (c) exceeds operating income for the four quarters trailing the date of declaration of the dividend; provided, however, that after the expiration of two years following the initial issuance of the Series D Stock, we may declare and distribute a dividend in an amount exceeding our operating income if (1) the amount by which such dividend exceeds operating income is financed by borrowings, (2) we have a total debt to EBITDA ratio immediately following the dividend that is equal to or less than 3:1, (3) the amount by which such dividend exceeds operating income is equal to or below the amount of funds we borrowed to finance such dividend, (4) the amount by which such dividend exceeds operating income does not exceed $25 million in any fiscal year and (5) the dividend is paid to all holders of capital stock on an as-converted basis.

Redemption

At any time on or after September 17, 2019, upon written request of the holders of not less than 66 2/3% of the shares of redeemable convertible preferred stock then-outstanding, voting together as a single class on an as-converted to common stock basis, we are required to redeem all outstanding shares of redeemable convertible preferred stock in eight quarterly installments. The Series A/A-R Stock, Series B/B-R Stock, Series C/C-R Stock, Series D/D-R Stock, Series E/E-R Stock and Series F/F-R Stock are redeemable at prices equal to $0.25, $0.589185, $3.067158, $5.91, $9.4336 and $14.60 per share, plus any declared or accumulated but unpaid dividends, respectively.

To the extent that we have insufficient funds to redeem all outstanding shares of redeemable convertible preferred stock, we are required to first redeem shares of Series F/F-R Stock, then shares of Series E/E-R Stock, then shares of Series D/D-R Stock, then shares of Series C/C-R Stock and then shares of Series B/B-R Stock and Series A/A-R Stock pari passu, in each case on a pro rata basis among the holders thereof.

The redeemable convertible preferred stock carrying amount is increased by periodic accretions, using the interest method, so that the carrying amount will equal the redemption amount at September 17, 2019. Accretion is recorded through a charge against additional paid-in capital.

Liquidation

Upon us (i) selling or otherwise disposing of all or substantially all of our property or business or merging with or into or consolidation with any other corporation, limited liability company or other entity, (ii) a majority of the voting power of our outstanding capital stock being transferred or disposed of as a result of a transaction or series of related transactions that are not issuances of capital stock by us primarily for the purposes of raising equity capital or (iii) any dissolution or winding-up of our business, the holders of Series F/F-R Stock, Series E/E-R Stock, Series D/D-R Stock, Series C/C-R Stock, Series B/B-R Stock and Series A/A-R Stock shall be entitled to receive payments in amounts per share equaling $14.60, $9.4336, $5.91, $5.367527, $0.589185 and $0.25, plus any declared but unpaid dividends, respectively. Holders of Series F/F-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of all other classes of capital stock. Holders of Series E/E-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of Series D/D-R Stock, Series C/C-R Stock, Series B/B-R Stock and Series A/A-R Stock. Holders of Series D/D-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of Series C/C-R Stock, Series B/B-R Stock and Series A/A-R Stock. Holders of Series C/C-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of Series B/B-R Stock and Series A/A-R Stock. Holders of Series A/A-R Stock and Series B/B-R Stock are pari passu and are to be paid prior, and in preference to, any distribution of assets to the holders of common stock.

Upon completion of the distributions detailed above, any remaining assets are to be distributed to the holders of common stock, Series A/A-R Stock, Series B/B-R Stock, Series C/C-R Stock, Series D/D-R Stock, Series E/E-R Stock and Series F/F-R Stock; such participation in the distribution of remaining assets shall cease, however, when the amount that the holders of Series A/A-R Stock, Series B/B-R Stock, Series C/C-R Stock, Series D/D-R Stock, Series E/E-R Stock and Series F/F-R Stock are entitled to receive upon liquidation equals $0.50 per share, $1.178370 per share, $9.201474 per share, $17.73 per share, $28.3008 per share and $43.80 per share, respectively, plus any declared but unpaid dividends thereon.

If, however, as a result of a conversion from redeemable convertible preferred stock to common stock, a holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of redeemable convertible preferred stock into shares of common stock, such holder shall be deemed to have converted such holder’s shares of redeemable convertible preferred stock into shares of common stock for the purposes of determining the amount that such holder is entitled to receive upon liquidation and shall not be entitled to any distribution that would have otherwise been made to the holders of redeemable convertible preferred stock detailed above.

Dividends

No dividends have been declared or paid as of December 31, 2016.

Conversion

Upon the consummation of an IPO of shares of our common stock that results in gross proceeds to the Company of not less than $70.0 million, after deducting underwriting discounts and expenses, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock.

The holders of our redeemable convertible preferred stock also have the right, at any time, to convert any or all of their shares into such number of shares of common stock as is determined by dividing $0.25 in the case of Series A/A-R Stock, $0.589185 in the case of the Series B/B-R Stock, $3.067158 in the case of Series C/C-R Stock, $5.91 in the case of Series D/D-R Stock, $9.4336 in the case of Series E/E-R Stock, and $12.5142 in the case of Series F/F-R Stock by the applicable conversion price. The initial conversion price is $0.25 in the case of Series A/A-R Stock, $0.589185 in the case of the Series B-R Stock, $3.067158 in the case of Series C/C-R Stock, $5.91 in the case of Series D-R Stock, $9.4336 in the case of Series E-R Stock, and $12.5142 in the case of Series F/F-R. If, at any time following the initial issuance of shares of Series F-R Stock, we issue any additional shares of capital stock without consideration or for a consideration per share less than the then-effective conversion price for the Series A/A-R Stock, Series B/B-R Stock, Series C/C-R Stock, Series D/D-R Stock, Series E/E-R Stock or Series F/F-R Stock, the conversion price for all series of outstanding redeemable convertible preferred stock are subject to adjustment. There have been no changes to the conversion price for any series of redeemable convertible preferred stock as of December 31, 2016.

Voting Rights

The holders of the Series A/A-R Stock, Series B/B-R Stock, Series C/C-R Stock, Series D/D-R Stock, Series E/E-R Stock and Series F/F-R Stock are entitled to vote on an as-converted to common stock basis and as a single class with respect to matters presented to our common stockholders for approval.

We evaluated the rights and preferences for all series of redeemable convertible preferred stock for derivatives under the chameleon approach that might have required bifurcation. None were identified as of December 31, 2015 and 2016.

9.	FAIR VALUE MEASUREMENTS

The following table summarizes our assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2016 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets:
Restricted cash — money market funds	$152	$—	$—	$152

Total assets	$152	$—	$—	$152

Liabilities:
Preferred stock warrants	$—	$—	$2,942	$2,942

Total liabilities	$—	$—	$2,942	$2,942

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Assets:
Restricted cash — money market funds	$130	$—	$—	$130

Total assets	$130	$—	$—	$130

Liabilities:
Preferred stock warrants	$—	$—	$2,197	$2,197
Convertible promissory notes	—	—	72,332	72,332

Total liabilities	$—	$—	$74,529	$74,529

Instruments Recorded at Fair Value Using Level 3 Inputs

Our redeemable convertible preferred stock warrant liability and our convertible promissory notes are measured and recorded at fair value on a recurring basis using Level 3 inputs. The table below provides a roll forward of the changes in fair value of Level 3 financial instruments for the years ended December 31, 2015 and 2016 (in thousands):

	Preferred Stock Warrants	Convertible Promissory Notes
Balance at December 31, 2014	$3,856	$—
Changes in fair value of redeemable convertible preferred stock warrants	(914)	—

Balance at December 31, 2015	$2,942	$—

Fair value of convertible promissory notes at issuance	—	66,391
Accrued interest on convertible promissory notes	—	2,876
Conversion of preferred stock warrants to common stock warrants	(777)	—
Changes in fair value	32	3,065

Balance at December 31, 2016	$2,197	$72,332

In valuing our instruments recorded at fair value using Level 3 inputs, our board of directors determined the equity value of our business generally using a combination of the income approach and the market approach valuation methods.

The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived based on an analysis of the cost of capital of comparable publicly traded companies in similar lines of business, as of each valuation date, and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in a similar line of business. The market multiples are based on relevant metrics implied by the price that investors have paid for the equity of publicly traded companies. Given our significant focus on investing in and growing our business, we primarily utilized the forward-looking revenue multiple when performing valuation assessments under the market approach and considered both trading and transaction multiples. When considering which companies to include as our comparable industry peer companies, we focused on U.S.-based publicly traded companies that were broadly comparable to us based on consideration of industry, market and line of business. From the comparable companies, a representative market value multiple was determined and applied to our operating results to estimate the value of our company. The market value multiple was determined based on consideration of multiples of revenue to each of the comparable companies’ historical and forecasted revenue. In addition, the market approach considers IPO and merger and acquisition transactions involving companies similar to the company’s business being valued. Multiples of revenue are calculated for these transactions and then applied to the business being valued, after reduction by an appropriate discount.

Once an equity value was determined, we utilized the probability-weighted expected return method (“PWERM”) to allocate the overall value of equity to the various share classes. The PWERM relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, including an IPO and non-IPO scenarios, are weighted based on the estimated the probability of each scenario. The PWERM is used when discrete future outcomes can be predicted with reasonable certainty based on a probability distribution. We relied on the PWERM to allocate the value of equity under a liquidity scenario. The projected equity value relied upon in the PWERM scenario was based on (1) guideline IPO transactions involving companies that were considered broadly comparable to us and (2) our expectation of the pre-money valuation that we needed to achieve to consider an IPO as a viable exit strategy.

The following table summarizes key assumptions used in the PWERM for estimating the fair value of our redeemable convertible preferred stock warrant liability and convertible promissory notes:

	December 31,
	2015	2016

Cost of debt applicable to convertible promissory notes	—	12-17%
Cost of equity applicable to convertible promissory notes	—	24-26%
Weighted-average cost of capital applicable to redeemable convertible preferred stock warrants	23%	23%
Discount for lack of marketability	7% to 13%	8% to 12%
Volatility	54%	54%
Risk-free interest rate	0.7%	0.7% to 1.2%

Preferred Stock Warrants

A summary of our preferred stock warrants is as follows (in thousands, except per share amounts):

Preferred Series	Grant date	Expiration date	Exercise price	December 31, 2015	December 31, 2016
Series A/A-R	12/4/2008	12/3/2028	$0.25	25	—
Series A/A-R	3/9/2009	3/8/2019	$0.25	25	—
Series B/B-R	1/20/2010	1/19/2020	$0.59	100	—
Series B/B-R	1/26/2010	1/25/2020	$0.59	238	238
Series D/D-R	9/21/2012	9/20/2022	$5.91	152	152
Series D/D-R	9/21/2012	9/20/2022	$5.91	51	51
Series E/E-R	5/23/2013	5/22/2023	$5.91	2,577	—

Total				3,168	441

On May 26, 2016, warrants to purchase shares of redeemable convertible preferred stock held by parties that did not participate in the Existing Stockholder Note financing were converted to common stock warrants. As a result, warrants to purchase 50,000 shares of our Series A Stock, 100,000 shares of our Series B Stock and 2,577,465 shares of our Series E Stock were converted to common stock warrants. The warrants to purchase 2,577,465 shares of our Series E Stock have performance-based vesting conditions, which have not been met as discussed in Note 11—Related Parties. The conversion date fair value of the Series A Stock warrants and Series B Stock warrants, which were converted to common stock warrants, was reclassified from redeemable convertible preferred stock warrant liability to additional paid-in capital.

We determined that a retrospective valuation of the fair value of our preferred stock warrants on the conversion date was appropriate for financial reporting purposes. In connection with the preparation of our retrospective valuation, we noted that the fair value of our Series B Stock warrants decreased from $5.12 per share on April 30, 2016 to $4.54 per share on September 30, 2016. The decrease in the fair value of the Series B Stock warrants primarily resulted from the dilutive effect of issuing our convertible promissory notes as the Company’s enterprise values on April 30, 2016 and September 30, 2016 were similar and there were no events, or series of events, other than the issuance of the convertible promissory notes, which would have clearly resulted in a decrease in the fair value of the Series B Stock warrants. We derived the fair value of the Series B Stock warrants on the conversion date using an interpolation methodology that considered both the timing and amount of dilution from issuing convertible promissory notes and determined the conversion date fair value to be $5.09 per share.

The fair value of our Series A Stock warrants was $5.39 per share on April 30, 2016. Historically, the fair value of our Series A Stock warrants have changed in a similar pattern to our Series B Stock warrants due to similarities between the underlying Series A Stock and Series B Stock. We determined the conversion date fair value to be $5.36 per share based on similar percentage decline in the fair value of our Series B Stock.

Convertible Promissory Notes

The redemption features included in the terms of the convertible promissory notes were determined to be derivative liabilities due to a significant discount within the redemption features for the note holders. Embedded derivatives that are not clearly and closely related to the host contract are required to be bifurcated and recorded at fair value unless the fair value option is elected on the host contract. Under the fair value option, bifurcation of the embedded derivative is not necessary as all related gains (losses) on the host contract and derivative will be reflected in the consolidated statements of operations. We elected the fair value option for the Existing Stockholder Notes and Aimia Notes, therefore direct costs and fees associated with the issuance were recognized in earnings as incurred and were not deferred.

To determine the fair value of our convertible promissory notes, we utilized key assumptions from the PWERM, as shown above. Under this method, we considered the redemption features of the convertible promissory notes, as described in Note 5—Debt, to determine the fair value under discrete future outcomes, including IPO and non-IPO scenarios. Under certain non-IPO scenarios, holders of the convertible promissory notes will receive two times preference on the outstanding principal amount. We weighted the fair values based on the estimated probability of each scenario to determine the overall fair value of the convertible promissory notes as of the balance sheet date. A one percent increase or decrease in the cost of debt and equity would have a $0.6 million impact on the value of the convertible promissory notes as of December 31, 2016.

The Existing Stockholder Notes and Aimia Notes were issued with an aggregate principal amount of $50.7 million. Paid-in-kind interest during 2016 totaled $2.9 million and is recognized in interest expense, net in our consolidated statements of operations.

10.	COMMON STOCK WARRANTS

We have granted warrants to purchase shares of our common stock warrants to certain FI partners that include both time-based and performance-based vesting conditions. These warrants are accounted for under ASC Topic 505-50. Since the performance conditions contained in these warrants are directly related to revenue-producing activities, we incur non-cash expense in FI Share and other third-party costs on our consolidated statements of operations based on the vesting-date fair value of our common stock underlying these warrants.

A summary of common stock warrant activity, exclusive of unvested performance-based warrants with respect to 925,740 shares of common stock and 2,577,465 shares of common stock as of December 31, 2015 and 2016, respectively, is as follows (in thousands, except per share amounts):

	Shares	Weighted-average exercise price per share
Warrants outstanding—December 31, 2015	1,793	$1.32

Granted	389	5.00
Exercised	—	—
Redeemable convertible preferred stock warrants converted to common stock warrants	150	0.48
Forfeited/cancelled	—	—

Warrants outstanding—December 31, 2016	2,332	$1.88

As of December 31, 2014, there were warrants outstanding to purchase up to an aggregate of 1,793,445 shares of common stock at a weighted-average exercise price of $1.32. There were no changes to outstanding common stock warrants during 2015.

Pursuant to the Term Loan, in July 2016, we issued 10-year fully vested warrants to purchase up to 388,500 shares of common stock to the financial institution at an exercise price of $5.00 per share. In conjunction with the issuance of the warrants, we recorded a debt discount of $1.0 million, which represents the fair value of the warrants upon issuance. We determine the grant date fair value of common warrants using the Black-Scholes option pricing model, which is affected by the estimated fair value of our common stock as well as the following significant inputs:

Common stock warrants
Weighted-average grant date fair value	$2.61
Significant inputs:
Value of common stock	$4.48
Expected term	10 years
Volatility	51%
Risk-free interest rate	1.2%
Dividend yield	—%

During 2016, warrants to purchase shares of redeemable convertible preferred stock held by parties that did not participate in the Existing Stockholder Note financing were converted to common stock warrants. As a result, warrants to purchase 50,000 shares of our Series A Stock at an exercise price of $0.25 per share, warrants to purchase 100,000 shares of our Series B Stock at an exercise price of $0.59 per share and warrants to purchase 2,577,465 shares of our Series E Stock at an exercise price of $5.91 per share were converted to common stock warrants. The warrants to purchase shares of our Series A Stock and Series B Stock were fully vested upon issuance. The warrants to purchase 2,577,465 shares of our Series E Stock have performance-based vesting conditions, which have not been met as discussed in Note 11—Related Parties. The conversion date fair value of the Series A Stock warrants and Series B Stock warrants, which were converted to common stock warrants, was reclassified from redeemable convertible preferred stock warrant liability to additional paid-in capital. See Note 9—Fair Value Measurements for more information.

In January 2011, we granted 10-year immediately-exercisable warrants to purchase up to 231,435 shares of common stock at an exercise price of $0.59 per share to an FI partner. We recorded expense for the estimated fair value of the immediately-vested warrants during the year ended December 31, 2011. We also granted the FI partner 10-year performance-based warrants to purchase up to 925,740 shares of common stock. The performance-based warrants were exercisable subject to the attainment of certain active account milestones. The performance-based warrants expired on November 1, 2016 in which no amounts became vested and exercisable.

In March 2011, we granted 10-year warrants to purchase up to 312,402 shares of common stock at an exercise price of $0.63 per share to an FI partner. These warrants vested over a period of 12 months following the date of grant. We recorded expense over the vesting period for the estimated fair value of the warrants during 2011 and 2012.

In June 2012, we granted 10-year performance-based warrants to purchase up to 312,402 shares of common stock at an exercise price of $1.63 per share to an FI partner. These warrants vested in December 2012 upon attainment of the performance conditions. We recorded expense for the estimated fair value of the warrants during 2012.

In December 2012, we granted 10-year performance-based warrants to purchase up to 937,206 shares of common stock at an exercise price of $1.63 per share to an FI partner. These warrants were vested upon grant as the performance condition had been attained. We recorded expense for the estimated fair value of the warrants during 2012.

11.	RELATED PARTIES

As discussed in Note 5—Debt, in 2016, we issued Existing Stockholder Notes to our founders and certain of our existing stockholders in an aggregate principal amount of $27.0 million. The following table summarizes purchases of our convertible promissory notes by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction (in thousands):

Related Party	Principal amount of convertible notes
Aeroplan Holdings Europe Sàrl(1)	$3,987
Entities affiliated with Polaris Venture Partners(2)	5,321
Canaan VIII L.P.(3)	6,514
Entities affiliated with Discovery Capital(4)	2,663
Scott D. Grimes	650
Lynne M. Laube	$350

(1)	Aeroplan Holdings Europe Sàrl is an affiliate of Aimia Inc. David L. Adams, a member of our board of directors, was the Executive Vice President and Chief Financial Officer of Aimia Inc. at the time of the issuance.

(2)	Consists of convertible promissory notes in an aggregate principal amount of $5,134,443.03 purchased by Polaris Venture Partners V, L.P., or PVP V, convertible promissory notes in an aggregate principal amount of $100,069.82 purchased by Polaris Venture Partners Entrepreneurs’ Fund V, L.L., or PVP EF V, convertible promissory notes in an aggregate principal amount of $35,170.61 purchased by Polaris Venture Partners Founders’ Fund V, L.P., or PVP FF V, and convertible promissory notes in an aggregate principal amount of $51,344.45 purchased by Polaris Venture Partners Special Founders’ Fund V, L.P., or PVP SFF V. Polaris Venture Management Co. V, L.L.C. is a general partner of each of PVP V, PVP EF V, PVP FF V and PVP SFF V and may be deemed to have the sole voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V. Bryce Youngren, a member of our board of directors, is a Managing Partner of Polaris Partners and may be deemed to share voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V.

(3)	John V. Balen, a member of our board of directors, is a managing member of Canaan Partners VIII LLC, the general partner of Canaan VIII L.P. Mr. Balen does not have voting or investment power over any shares held directly by Canaan VIII L.P.

(4)	Consists of convertible promissory notes in an aggregate principal amount of $2,385,974.51 purchased by Discovery Global Opportunity Master Fund, Ltd., or Discovery Global Opportunity, and convertible promissory notes in an aggregate principal amount of $277,291.57 purchased by Discovery Global Focus Master Fund, Ltd., or Discovery Global Focus. Discovery Capital Management, LLC is the manager of each of Discovery Global Opportunity and Discovery Global Focus, and may be deemed to have the sole voting and dispositive power over the shares held by Discovery Global Opportunity and Discovery Global Focus.

In January 2014, we entered into a cooperation agreement with Aimia, which is a holder of our equity securities. As discussed in Note 12—Variable Interest Entity, Aimia agreed to terminate the cooperation agreement in June 2016 in exchange for $22.3 million of convertible promissory notes, resulting in Cardlytics, Inc. obtaining full control of Cardlytics UK. The cooperation agreement generally provided for equal cost and revenue sharing related to our business in the United Kingdom, which is operated through Cardlytics UK. Cardlytics UK was treated as a variable interest entity and we consolidated Cardlytics UK under variable interest entity accounting rules as discussed in Note 12—Variable Interest Entity. The termination of the cooperation agreement also resulted in a termination of the Working Capital Line of Credit. See Note 5—Debt, for additional information regarding the Working Capital Line of Credit and Aimia Notes.

Our consolidated statements of operations includes the reimbursement of expense and allocation of revenue that are due to and due from Aimia pursuant to the agreement. Operating expense reimbursements and allocation of revenue less FI Share and third-party costs (recorded in FI Share and other third-party costs), are as follows (in thousands):

	Year Ended December 31,
	2015	2016
Operating expense reimbursements:
Delivery costs	$15	$24
Sales and marketing expense	1,247	597
General and administrative expense	519	129
Allocation of revenue less FI Share and other third-party costs	$1,847	$1,223

As of December 31, 2015 we recorded a net payable due to Aimia of $6.1 million. The net payable due to Aimia on June 30, 2016 totaled $5.7 million and was converted to a convertible promissory note.

We are party to a reseller agreement with Fidelity Information Services LLC (“FIS”). Pursuant to the reseller agreement, FIS markets and sells our services to financial institutions that are current or potential customers of FIS in exchange for a revenue share percentage. FIS is also currently entitled to elect a member of our board of directors, who is currently Robert Legters. We are also obligated to make milestone payments to FIS related to the integration and deployment of our solutions. See Note 13—Commitments and Contingencies for additional information.

In May 2013, FIS purchased 1,590,061 shares of our Series E Stock. See Note 8—Redeemable Convertible Preferred Stock for additional information. We also granted 10-year performance-based warrants to purchase up to 2,577,465 shares of Series E Stock at an exercise price of $5.91 per share. Since FIS did not participate in the Existing Stockholder Note financing, their preferred stock warrants were converted to common stock warrants in May 2016. The warrants become exercisable subject to the attainment of certain milestones related to the number of active accounts for which our solutions have been enabled. We have determined that these warrants are subject to the guidance under ASC Topic 505-50, Equity—Equity-Based Payments to Non-Employees. These warrants will not be subject to the disclosure requirements under ASC Topic 820, Fair Value Measurements and Disclosures, when and if vested and expensed. As of December 31, 2016, no such warrants have vested and therefore no related expense has been recorded. Since the performance conditions are directly related to revenue-producing activities, we will incur non-cash expense in our FI Share and other third-party costs based on the vesting-date fair value of our redeemable convertible preferred stock underlying these warrants. These warrants will vest upon the completion of an IPO regardless of whether the milestones are met.

12.	VARIABLE INTEREST ENTITY

As stated in Note 11—Related Parties, Cardlytics UK was operated through a cooperation agreement with Aimia whereby we and Aimia shared equally in cost and revenue related to the business in the United Kingdom. On June 30, 2016, we and Aimia agreed to terminate this agreement, resulting in Cardlytics, Inc. obtaining full control of Cardlytics UK. While we maintained 100% equity ownership of Cardlytics UK, the cooperation agreement required that we establish a supervisory board, made up of two representatives from each of Cardlytics and Aimia, which is responsible for strategy and other approvals relating to the operations. As such, we and Aimia shared functional control over Cardlytics UK. Accordingly, Cardlytics UK was deemed to be a variable interest entity (“VIE”) while it was operated under the cooperation agreement. Subsequent to the termination of the cooperation agreement, Cardlytics UK is not considered a VIE as it is fully owned and controlled by Cardlytics, Inc. Refer to Note 11—Related Parties for amounts shared with Aimia during 2016 through the end of the cooperation agreement on June 30, 2016.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., the ability to make significant decisions through voting rights and the right to receive the expected residual returns of the entity or the obligation to absorb the expected losses of the entity). A variable interest holder that has both (1) the power to direct the activities of the VIE that most significantly impact its economic performance and (2) either an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE is referred to as the primary beneficiary and must consolidate the VIE.

Cardlytics UK was deemed to be a VIE because we shared with Aimia the power to direct the activities that most significantly impacted Cardlytics UK’s economic performance, and Aimia did not hold any equity investment in Cardlytics UK. Due to the fact that we shared such decision making with Aimia, we individually did not have the characteristics of a primary beneficiary. However, we consolidated Cardlytics UK because (1) it was part of a related party group that included Aimia, (2) the related party group had the characteristics of a primary beneficiary and (3) we were most closely associated with Cardlytics UK. We concluded that we were most closely associated with Cardlytics UK because (1) merchants viewed Cardlytics UK as the primary obligor in the performance of marketing services with Aimia acting as a de facto agent on behalf of Cardlytics UK and (2) our software was used by Cardlytics UK in the performance of its services. We also had a disproportionate share of the economic risks when compared to our functional voting control as we incurred more than 50% of the expenses due to the absorption of 100% of the information technology and systems support related expenses for Cardlytics UK. There were no restrictions on the assets or liabilities of the VIE as a result of the cooperation agreement. The liabilities of the VIE were comprised mainly of short-term accrued expenses, and creditors had no recourse to our general credit or assets. Our conclusion that Cardlytics UK was a VIE was also partially reached due to the fact that Aimia was a related party.

The following tables reflect the impact of the VIE on our condensed consolidated balance sheets and statements of operations. Cardlytics UK’s effect on the consolidated operating cash flows is a cash outflow of $0.4 million during 2015. There were no material investing or financing cash flows associated with Cardlytics UK other than the line of credit with Aimia as disclosed in Note 11—Related Parties.

	Cardlytics, Inc. Condensed Consolidated Balance Sheets December 31, 2015 (Amounts in thousands)
	Before Consolidation of VIE	VIE	Eliminations	Consolidated
Cash and cash equivalents	$20,810	$6,513	$—	$27,323
Intercompany receivable	9,724	4,498	(14,222)	—
Other current assets	36,353	4,404	—	40,757

Total current assets	66,887	15,415	(14,222)	68,080
Long term assets	14,111	99	—	14,210

Total assets	$80,998	$15,514	$(14,222)	$82,290

Current liabilities	$57,211	$10,052	$—	$67,263
Intercompany payable	—	13,526	(13,526)	—

Total current liabilities	57,211	23,578	(13,526)	67,263
Non-current liabilities	17,127	—	—	17,127

Total liabilities	74,338	23,578	(13,526)	84,390
Redeemable convertible preferred stock	160,061	—	—	160,061
Stockholders’ deficit	(153,401)	(8,064)	(696)	(162,161)

Total liabilities and stockholders’ equity	$80,998	$15,514	$(14,222)	$82,290

	Cardlytics, Inc. Condensed Consolidated Statements of Operations Year ended December 31, 2015 (Amounts in thousands)
	Before Consolidation of VIE	VIE	Eliminations	Consolidated
Revenues	$69,147	$8,487	$—	$77,634
Operating expenses	107,081	10,192	—	117,273

Operating loss	(37,934)	(1,705)	—	(39,639)
Other non-operating expense	(211)	(358)	(433)	(1,002)

Loss before income taxes	(38,145)	(2,063)	(433)	(40,641)
Income tax expense	16	—	—	16

Net loss	$(38,129)	$(2,063)	$(433)	$(40,625)

13.	COMMITMENTS AND CONTINGENCIES

FI Implementation Costs

Agreements with certain FI partners require us to fund the development of user interface enhancements, pay for certain implementation fees, or make milestone payments upon the deployment of our solution. Amounts paid to FI partners are included in deferred FI implementation costs on our consolidated balance sheets the earlier of when paid or earned and are amortized over the remaining term of the related contractual arrangements. Amortization is included in FI Share and other third-party costs on our consolidated statements of operations. Certain of these agreements provide for future reductions in FI Share due to the FI partner. These reductions in FI Share are recorded as a reduction to deferred implementation costs and also result in a cumulative adjustment to accumulated amortization. Reductions to FI Share in 2017 and 2018 are expected to total $4.4 million and $5.0 million, respectively. Unearned amounts not yet paid to FI partners totaled $10.3 million as of December 31, 2016.

One of our FI partners that we have made milestone payments to has experienced prolonged delays in implementing and supporting our Cardlytics Direct solution. As a result, we wrote off deferred FI implementation costs totaling $0.8 million to FI Share and other third-party costs on our consolidated statements of operations in 2016.

The following table presents changes in deferred FI implementation costs (in thousands):

	Year Ended December 31,
	2015	2016
Beginning balance	$123	$1,936
Deferred costs	2,023	8,205
Amortization	(210)	(876)
Impairment	—	(814)

Ending balance	$1,936	$8,451

Payments to FI partners not yet earned totaled $1.0 million as of December 31, 2016. Based on the amounts earned as of December 31, 2016, future amortization is as follows (in thousands):

Years Ending December 31,	Amortization
2017	$1,917
2018	1,917
2019	1,917
2020	1,661
2021	39

Total	$7,451

Additionally, we have minimum FI Share commitments totaling $56.0 million in 2017. As a result of not meeting a minimum FI Share commitment in 2016, we are required to pay an FI partner $2.6 million in March 2017. This shortfall is recorded as of December 31, 2016 as a component of FI Share liability on our consolidated balance sheet and is included in FI Share and other third-party costs on our consolidated statement of operations. We also have an FI Share commitment to a certain FI partner totaling $10.0 million over a 12-month period following the completion of certain milestones.

Operating Leases

We lease office and apartment space and office equipment under non-cancelable operating lease agreements expiring on various dates through April 2026. For leases that contain rent escalation or rent concession provisions, we record the total rent expense during the lease term on a straight-line basis over the term of the lease. On our consolidated balance sheets, the current portion of deferred rent is included in accrued liabilities and the noncurrent portion is included within deferred liabilities. Rent expense during 2015 and 2016 totaled $2.5 million and $2.9 million, respectively.

In August 2013, we entered into a 130-month office lease for our new corporate headquarters in Atlanta, Georgia. The facility was delivered to us in July 2014 and provides 76,880 square feet of office space. We began recognizing rent expense at the beginning of the lease term in July 2014. The lease contains a $3.8 million tenant improvement allowance that is included in deferred rent and amortized as a reduction to rent expense over the lease term. Minimum lease payments under the agreement total $16.0 million.

In July 2015, we entered into a 60-month lease, expanding our existing data center space located in Atlanta, GA. Minimum lease payments under the agreement total $2.3 million.

In December 2016, we entered into a 40-month office lease for our new UK office in Victoria, London, providing 5,295 square feet of office space. We began recognizing rent expense at the beginning of the lease term in December 2016. Minimum lease payments under the agreement total £0.8 million.

As of December 31, 2016, future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

Years Ending December 31,	Minimum Lease Payments
2017	$2,290
2018	2,403
2019	2,434
2020	1,977
2021	1,654
Thereafter	5,877

Total	$16,635

Litigation

From time to time, we may become involved in legal actions arising in the ordinary course of business including, but not limited to, intellectual property infringement and collection matters. We make assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. We record a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range. If no amount within the range is a better estimate than any other amount, we accrue the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, we disclose the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, we disclose the nature and estimate of the possible loss of the litigation. We do not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on our liquidity, results of operations, business or financial condition.

Letters of Credit

In connection with the lease of the new corporate headquarters, we executed a $2.5 million irrevocable letter of credit on April 1, 2014. In December 2016, upon transitioning our operating bank accounts to a new financial institution, we replaced our existing irrevocable letter of credit with a new $2.0 million irrevocable letter of credit.

On September 2, 2015, we executed a $1.0 million irrevocable letter of credit as security for payment of Consumer Incentives to a new FI partner. This irrevocable letter of credit expired in September 2016 and was not renewed.

14.	EARNINGS PER SHARE

Basic and diluted net loss per share

Diluted net loss per share is the same as basic net loss per share for 2015 and 2016 because the effects of potentially dilutive items were anti-dilutive, given our net loss during these periods. The following securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive (in thousands):

	Year Ended December 31,
	2015	2016
Redeemable convertible preferred stock:
Series A/A-R	7,478	7,428
Series B/B-R	8,995	8,987
Series C/C-R	6,032	6,032
Series D/D-R	5,584	5,584
Series E/E-R	4,770	3,180
Series F/F-R	4,795	4,794
Common stock warrants	2,256	4,909
Redeemable convertible preferred stock warrants	3,168	441
Common stock options	6,703	8,548
Restricted securities units	—	212
Convertible promissory notes	—	10,938

Pro forma net loss per share (unaudited)

The denominator used in computing pro forma net loss per share for 2016 has been adjusted to assume (1) our issuance and sale of 1,385,358 shares of redeemable convertible preferred stock in May 2017, (2) the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of December 31, 2016 plus the additional shares of redeemable convertible preferred stock referenced in (1) above and (3) below, into common stock immediately prior to the closing of this offering and (3) the conversion of all convertible promissory notes outstanding as of December 31, 2016 into an aggregate of 5,183,015 shares of redeemable convertible preferred stock and 3,205,318 shares of common stock in May 2017.

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share amounts):

Year Ended December 31, 2016
Numerator:
Net loss	$
Less: Accretion of redeemable convertible preferred stock to redemption value
Plus: Interest on convertible promissory notes
Plus: Interest on convertible promissory notes—related parties
Plus: Change in fair value of convertible promissory notes
Plus: Change in fair value of convertible promissory notes—related parties

Pro forma numerator for basic and diluted net loss per share	$

Denominator:
Weighted-average shares available to common stockholders, basic and diluted
Plus: Vesting of restricted securities units and conversion to common stock
Plus: Conversion of redeemable convertible preferred stock to common stock
Plus: Conversion of convertible promissory notes to common stock

Pro forma denominator for basic and diluted net loss per share

Pro forma net loss per share attributable to common stockholders, basic and diluted	$

15.	SEGMENTS

We have three operating segments: our Cardlytics Direct solutions in the United States and United Kingdom and Other Platform Solutions, as determined by the information that both our Chief Executive Officer and President and Chief Operating Officer, who we consider our chief operating decision makers, use to make strategic goals and operating decisions. Our Cardlytics Direct operating segments in the United States and United Kingdom represent our proprietary native bank advertising channels and are aggregated into one reportable segment given their similar economic characteristics, nature of service, types of customers and method of distribution. Our Other Platform Solutions segment represents solutions that enable marketers and marketing service providers to leverage the power of purchase intelligence across all of their marketing investments.

Revenues and FI Share and other third-party can be directly attributable to each segment. Our chief operating decision makers allocate resources to, and evaluate the performance of, our operating segments based on revenue and adjusted contribution. The accounting policies of each of our reportable segments are the same as those described in the summary of significant accounting policies.

The following table provides information regarding our reportable segments (in thousands):

	Year Ended December 31,
	2015	2016
Cardlytics Direct:
Adjusted contribution	$25,783	$39,684
FI Share and other third-party costs	38,664	58,105

Revenue	$64,447	$97,789

Other Platform Solutions:
Adjusted contribution	$4,160	$6,852
FI Share and other third-party costs	9,027	8,180

Revenue	$13,187	$15,032

Total:
Adjusted contribution	$29,943	$46,536
FI Share and other third-party costs	47,691	66,285

Revenue	$77,634	$112,821

Adjusted Contribution

Adjusted contribution represents our revenue less FI Share and other third-party costs.

The following table presents a reconciliation of loss before income taxes presented in accordance with U.S. GAAP to adjusted contribution for years ended December 31, 2015 and 2016 (in thousands):

	Year Ended December 31,
	2015	2016
Adjusted contribution	$29,943	$46,536
Minus:
Delivery costs	4,803	6,127
Sales and marketing expense	32,784	31,261
Research and development expense	11,604	13,902
General and administration expense	18,197	21,355
Depreciation and amortization expense	2,194	4,219
Termination of U.K. agreement expense	—	25,904
Total other expense	1,002	19,464

Loss before income taxes	$(40,641)	$(75,696)

The following table provides geographical information (in thousands):

	Year Ended December 31,
	2015	2016
Revenue:
United States	$69,147	$100,590
United Kingdom	8,487	12,231

Total	$77,634	$112,821

	December 31,
	2015	2016
Property and equipment:
United States	$9,460	$8,000
United Kingdom	91	345

Total	$9,551	$8,345

Capital expenditures within the United Kingdom were immaterial during 2015 and 2016.

16.	SUBSEQUENT EVENTS

We evaluated subsequent events through April 5, 2017, the date on which the December 31, 2016 consolidated financial statements were originally issued, and May 12, 2017, the date as of which this subsequent event note was revised.

In February 2017, we extended the maturity date of the Existing Stockholder Notes from April 26, 2018 to April 26, 2019 and in March 2017, we extended the maturity date of the Aimia Notes from June 30, 2018 to June 30, 2019.

In February 2017, we amended and restated our certificate of incorporation reducing the authorized number of shares of our redeemable convertible preferred stock to 82,683,212 and cancelled Series A Stock, Series B Stock, Series C Stock, Series D Stock, Series E Stock and Series F Stock. Pursuant to our Existing Stockholder Note financing, these series of preferred stock were either exchanged for shares of replacement preferred stock with rights and preferences equal to their corresponding original series or converted to common stock.

In May 2017, we amended and restated our certificate of incorporation and increased the authorized number of shares of our common stock to 83,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 96,131,002. In May 2017, we issued and sold an aggregate of 1,385,358 shares of Series G redeemable convertible preferred stock, par value $0.0001 per share (“Series G Stock”), at a purchase price of $8.61895 per share for aggregate consideration of approximately $11.9 million. The Series G Stock carries a stated dividend of $0.689516 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series G Stock is entitled to certain anti-dilution protections.

In connection with the Series G Stock financing, the Existing Stockholder Notes and the Outstanding Obligation Note converted into 5,183,015 shares of Series G’ redeemable convertible preferred stock, par value $0.0001 per share (“Series G’ Stock”), at a price per share of $6.89516. The Series G’ Stock carries a stated dividend of $0.689516 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series G’ Stock is entitled to certain anti-dilution protections.

Upon the consummation of an IPO of shares of our common stock that results in gross proceeds to the Company of not less than $70.0 million, after deducting underwriting discounts and expenses, all of the outstanding shares of Series G and Series G’ redeemable convertible preferred stock will automatically convert into shares of common stock.

As of May 5, 2017, the RSUs will be indexed to the Series G’ Stock on the same terms as the Series G’ Stock issued upon conversion of the Existing Stockholder Notes and the Outstanding Obligation Note, but such Series G’ Stock will not be issued.

In connection with the Series G Stock financing, the Aimia EMEA Notes converted into a number of shares of common stock to be determined by reference to a subsequent valuation of our common stock.

In connection with the Series G Stock financing, we issued warrants to purchase an aggregate of number of shares of common stock equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants vest and become exercisable and the denominator of which is such volume weighted average closing price, which warrants will become vested and exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company, at an exercise price of $0.0001 per share.

In connection with the Series G financing, our board of directors and stockholders approved an increase in the total number of shares of common stock issuable under our 2008 Stock Plan to 13,980,000 shares.

CARDLYTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands, except par value amounts)

	December 31, 2016	September 30, 2017	Pro Forma at September 30, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,838	$28,186	$
Restricted cash	130	—
Accounts receivable, net	42,042	38,060
Other receivables	1,774	2,508
Prepaid expenses and other assets	1,540	2,490

Total current assets	68,324	71,244
PROPERTY AND EQUIPMENT, net	8,345	7,058
INTANGIBLE ASSETS, net	476	522
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net	—	76
DEFERRED FI IMPLEMENTATION COSTS, net	8,451	10,854
OTHER LONG-TERM ASSETS	1,263	3,661

Total assets	$86,859	$93,415	$

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,369	$1,809	$
Accrued liabilities:
Accrued compensation	3,122	4,372
Accrued expenses	4,410	3,284
FI Share liability	23,109	17,957
Consumer Incentive liability	5,857	5,349
Deferred billings	638	447
Short-term debt:
Capital leases	99	63

Total current liabilities	$39,604	$33,281	$

LONG-TERM LIABILITIES:
Deferred liabilities	4,071	3,795
Warrant liability	2,197	10,061		—
Long-term debt, net of current portion:
Lines of credit	15,652	24,548
Term loans	23,715	30,839
Capital leases	101	63
Convertible promissory notes (recognized at fair value through net loss)	8,662	—
Convertible promissory notes—related parties (recognized at fair value through net loss)	63,670	—

Total long-term liabilities	$118,068	$69,306	$

See notes to the condensed consolidated financial statements

CARDLYTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands, except par value amounts)

	December 31, 2016	September 30, 2017	Pro Forma at September 30, 2017
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
COMMITMENTS AND CONTINGENCIES (Note 8)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Series G’ preferred stock, $0.0001 par value—5,339 shares authorized and 5,183 shares issued and outstanding as of September 30, 2017, no shares authorized, issued or outstanding pro forma (unaudited)	$—	$44,672		$—
Series G preferred stock, $0.0001 par value—1,385 shares authorized, issued and outstanding as of September 30, 2017, no shares authorized, issued or outstanding pro forma (unaudited)	—	4,864		—
Series F-R preferred stock, $0.0001 par value—10,000 and 5,000 shares authorized and 4,795 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, no shares authorized, issued or outstanding pro forma (unaudited)	57,958	58,360		—
Series E-R preferred stock, $0.0001 par value—14,800 and 7,400 shares authorized and 3,180 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, no shares authorized, issued or outstanding pro forma (unaudited)	29,963	29,971		—
Series D-R preferred stock, $0.0001 par value—11,574 and 5,787 shares authorized and 5,584 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, no shares authorized, issued or outstanding pro forma (unaudited)	32,642	32,712		—
Series C-R preferred stock, $0.0001 par value—12,063 and 6,032 shares authorized and 6,032 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, no shares authorized, issued or outstanding pro forma (unaudited)	18,323	18,358		—
Series B-R preferred stock, $0.0001 par value—19,191 and 9,596 shares authorized and 8,987 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, no shares authorized, issued or outstanding pro forma (unaudited)	5,286	5,288		—
Series A-R preferred stock, $0.0001 par value—15,055 and 7,528 shares authorized and 7,428 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, no shares authorized, issued or outstanding pro forma (unaudited)	1,850	1,852		—

Total redeemable convertible preferred stock	146,022	196,077		—

STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock, $0.0001 par value—64,000 and 83,000 shares authorized and 10,362 and 14,189 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, 83,000 shares authorized and 56,763 shares issued and outstanding pro forma (unaudited)	1	1
Additional paid-in capital	29,866	57,979
Accumulated other comprehensive income	2,102	1,160
Accumulated deficit	(248,804)	(264,389)

Total stockholders’ (deficit) equity	(216,835)	(205,249)

Total liabilities and stockholders’ (deficit) equity	$86,859	$93,415	$

See notes to the condensed consolidated financial statements

CARDLYTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands, except per share amounts)

	Nine Months Ended September 30,
	2016	2017
REVENUE	$76,400		$91,099
COSTS AND EXPENSES:
FI Share and other third-party costs	44,986		50,886
Delivery costs	4,729		5,095
Sales and marketing expense	22,850		23,454
Research and development expense	11,101		9,527
General and administration expense	16,240		14,738
Depreciation and amortization expense	3,432		2,303
Termination of U.K. agreement expense	25,904		—

Total costs and expenses	129,242		106,003

OPERATING LOSS	(52,842)		(14,904)

OTHER INCOME (EXPENSE):
Interest expense, net	(3,623)		(6,427)
Change in fair value of warrant liability	639		(412)
Change in fair value of convertible promissory notes	(819)		(1,244)
Change in fair value of convertible promissory notes—related parties	(10,280)		6,213
Other (expense) income, net	(1,726)		1,189

Total other expense	(15,809)		(681)

LOSS BEFORE INCOME TAXES	(68,651)		(15,585)
INCOME TAX BENEFIT	—		—

NET LOSS	$(68,651)		$(15,585)
Adjustments to the carrying value of redeemable convertible preferred stock	(741)		(5,383)

Net loss attributable to common stockholders	$(69,392)		$(20,968)

Net loss per share attributable to common stockholders, basic and diluted	$(7.58)		$(1.67)

Weighted-average common shares outstanding, basic and diluted	9,150		12,559

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$
Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)

See notes to the condensed consolidated financial statements

CARDLYTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Amounts in thousands)

	Nine Months Ended September 30,
	2016	2017
NET LOSS	$(68,651)	$(15,585)
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustments, net of zero tax	1,092	(942)

TOTAL COMPREHENSIVE LOSS	$(67,559)	$(16,527)

See notes to the condensed consolidated financial statements

CARDLYTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT (UNAUDITED)

(Amounts in thousands)

			Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Common Stock
	Shares	Amount
BALANCE—December 31, 2016	10,362	$1	$29,866	$2,102	$(248,804)	$(216,835)

Exercise of common stock options	622	—	597	—	—	597
Stock-based compensation	—	—	3,707	—	—	3,707
Beneficial conversion feature of Series G stock	—	—	4,488	—	—	4,488
Deemed dividend related to beneficial conversion feature	—	—	(4,488)	—	—	(4,488)
Accretion of redeemable convertible preferred stock to redemption value	—	—	(895)	—	—	(895)
Conversion of convertible promissory notes to common stock	3,205	—	24,392	—	—	24,392
Issuance of common stock warrants	—	—	312	—	—	312
Other comprehensive income	—	—	—	(942)	—	(942)
Net loss	—	—	—	—	(15,585)	(15,585)

BALANCE—September 30, 2017	14,189	$1	$57,979	$1,160	$(264,389)	$(205,249)

See notes to the condensed consolidated financial statements

CARDLYTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Nine Months Ended September 30,
	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(68,651)	$(15,585)

Adjustments to reconcile net loss to net cash used in operating activities:
Change in allowance for doubtful accounts	744	(8)
Depreciation and amortization expense	3,432	2,303
Amortization of financing costs charged to interest expense	170	421
Accretion of debt discount charged to interest expense	2,112	5,434
Stock-based compensation expense	2,241	3,707
Termination of U.K. agreement expense	25,904	—
Change in fair value of warrant liability	(639)	412
Change in fair value of convertible promissory notes	820	1,245
Change in fair value of convertible promissory notes—related parties	10,279	(6,213)
Other non-cash expenses	4,969	48
Change in operating assets and liabilities:
Accounts receivable	1,097	3,256
Prepaid expenses and other assets	(764)	(1,092)
Deferred FI implementation costs	(5,500)	(3,513)
Accounts payable	74	(991)
Other accrued expenses	(5,418)	(333)
Payable to related party, net	(459)	—
FI Share liability	3,911	(5,153)
Consumer incentive liability	(4,041)	(509)

Total adjustment	38,932	(986)

Net cash used in operating activities	$(29,719)	$(16,571)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,432)	(971)
Acquisition of intangible assets	(682)	(128)

Net cash used in investing activities	$(2,114)	$(1,099)

See notes to the condensed consolidated financial statements

CARDLYTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Nine Months Ended September 30,
	2016	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	$41,794	$12,500
Proceeds from issuance of debt—related parties	19,485	—
Principal payments of debt	(32,300)	(74)
Proceeds from issuance of common stock	186	597
Proceeds from issuance of Series G preferred stock	—	11,940
Equity issuance costs	(1,475)	(2,190)
Debt issuance costs	(1,291)	(142)
Debt extinguishment costs	(312)	—

Net cash from financing activities	$26,087	$22,631

EFFECT OF EXCHANGE RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(178)	257

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(5,924)	5,218
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—beginning of period	27,609	22,968

CASH, CASH EQUIVALENTS AND RESTRICTED CASH—end of period	$21,685	$28,186

Supplemental schedule of non-cash investing and financing activities:
Cash paid for interest	$1,459	$630
Assets acquired through capital leases	$100	$—

See notes to the condensed consolidated financial statements

CARDLYTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	OVERVIEW OF BUSINESS AND BASIS OF PRESENTATION

Cardlytics, Inc. (“we,” “our,” “us,” the “Company,” or “Cardlytics”), is a Delaware corporation, and was formed on June 26, 2008. We make marketing more relevant and measurable through our purchase intelligence platform. Using one of the largest aggregations of purchase data through our partnerships with banks and credit unions (“FIs”), we have a secure view into where and when consumers are spending their money. By applying advanced analytics to this massive aggregation of purchase data, we make it actionable, helping marketers identify, reach and influence likely buyers at scale, and measure the true sales impact of their marketing spend.

We operate in the United Kingdom through Cardlytics UK Limited (“Cardlytics UK”), a wholly-owned and operated subsidiary registered as a private limited company in England and Wales.

Unaudited Interim Results

The accompanying unaudited interim condensed consolidated financial statements and information have been prepared in accordance with generally accepted accounting principles in the United States (or “U.S. GAAP”) and in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for complete financial statements. In the opinion of management, these financial statements contain all normal and recurring adjustments considered necessary to present fairly the financial position, results of operations, and cash flows for the periods presented. The results for interim periods presented are not necessarily indicative of the results to be expected for the full year due to the seasonality of our business which has been historically impacted by higher consumer spending during the fourth quarter. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the years ended December 31, 2015 and 2016 included elsewhere in this prospectus.

There have been no changes to our Significant Accounting Policies as disclosed in Note 2 of the consolidated financial statements and notes thereto for years ended December 31, 2015 and 2016.

Liquidity

We have incurred accumulated net losses of $264.4 million since inception, including losses of $40.6 million and $75.7 million in 2015 and 2016, respectively. We expect to incur additional operating losses as we continue our efforts to grow our business. We have historically financed our operations and capital expenditures through convertible note financings and private placements of our redeemable convertible preferred stock, as well as lines of credit and term loans. We have received net proceeds of $196.2 million from the issuance of redeemable convertible preferred stock and convertible promissory notes through September 30, 2017. Our historical uses of cash have primarily consisted of cash used in operating activities to fund our operating losses and working capital needs.

As of September 30, 2017, we had $28.2 million in cash and cash equivalents and $5.9 million of available borrowings under our line of credit. As of September 30, 2017, we also had $24.5 million outstanding under our line of credit and $32.1 million outstanding under our term loan. In connection with our line of credit, we are subject to financial covenants that include a requirement of a total cash balance plus availability under the line of credit of not less than $5.0 million and a moving minimum trailing twelve month revenue financial covenant. See Note 3—Debt for additional information.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the enhancement of our platform, the introduction of new solutions and the continued market acceptance of our solutions. We expect to continue to incur operating losses for the foreseeable future and may require additional capital resources to continue to grow our business. We believe that current cash and cash equivalents will be sufficient to fund our operations and capital requirements for at least 12 months following the date these interim condensed consolidated financial statements were issued. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates.

2.	SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING STANDARDS

Unaudited Pro Forma Presentation

Upon the consummation of an initial public offering (“IPO”) of shares of our common stock that results in gross proceeds to the Company of not less than $70.0 million, after deducting underwriting discounts and expenses, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. Our September 30, 2017 unaudited consolidated balance sheet has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding as of September 30, 2017 into 42,573,435 shares of common stock as of September 30, 2017, and the reclassification to stockholders’ (deficit) equity of our redeemable convertible preferred stock warrant liability in connection with the conversion of our outstanding redeemable convertible preferred stock warrants into common stock warrants.

The pro forma net loss per share for the nine months ended September 30, 2017 assumes the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of September 30, 2017.

Consumer Incentives

We report our revenue on our condensed consolidated statements of operations net of Consumer Incentives. We generally pay Consumer Incentives only with respect to our Cardlytics Direct service. We do not provide the goods or services that are purchased by our FIs’ customers from the marketers to which the Consumer Incentives relate. Accordingly, the marketer is deemed to be the principal in the relationship with the customer and, therefore, the Consumer Incentive is deemed to be a reduction in the purchase price paid by the customer for the marketer’s goods or services. While we are responsible for remitting Consumer Incentives to our FI partners for further payment to their customers, we function solely as an agent of marketers in these arrangements.

Accounts receivable is recorded at the amount of gross billings to marketers, net of allowances, for the fees and Consumer Incentives that we are responsible to collect. Our accrued liabilities also include the amount of Consumer Incentives due to FI partners. As a result, accounts receivable and accrued liabilities may appear large in relation to revenue, which is reported on a net basis. During the nine months ended September 30, 2016 and 2017, Consumer Incentives totaled $41.7 million and $42.1 million, respectively.

Cash, Cash Equivalents and Restricted Cash

	December 31,		September 30,
	2015	2016	2016	2017
Cash and cash equivalents	$27,323	$22,838	$18,870	$28,186
Restricted cash	286	130	2,815	—

Cash, cash equivalents and restricted cash	$27,609	$22,968	$21,685	$28,186

Deferred Offering Costs

Deferred offering costs consist of incremental costs directly attributable to equity offerings. Upon completion of an offering, these amounts are offset against the proceeds of the offering. Deferred offering costs are included in other long-term assets on our condensed consolidated balance sheets. Deferred costs during the nine months ended September 30, 2016 totaled $0.7 million. We terminated the proposed equity offering during the second quarter of 2016 and expensed the related deferred offering costs, which totaled $1.9 million. During the nine months ended September 30, 2017, we deferred offering costs related to our proposed IPO totaling $2.4 million. Deferred costs totaled $0 and $2.4 million as of December 31, 2016 and September 30, 2017, respectively. Unpaid amounts as of December 31, 2016 and September 30, 2017 totaled $0.2 million and $0.4 million, respectively.

Reduction in Force

In 2016, we announced a strategic shift to rebalance our resources. This workforce reduction plan resulted in charges of $1.3 million during the nine months ended September 30, 2016, consisting primarily of severance and medical benefits. All severance and medical benefits were paid to former employees as of December 31, 2016. Additionally, vested stock options of affected employees were cancelled and re-granted with similar terms, but with exercise periods of up to two years, resulting in stock-based compensation expense of less than $0.1 million.

The following table summarizes the allocation of expenses related to the reduction in force on the consolidated statements of operations (in thousands):

Nine Months Ended September 30, 2016
Delivery costs	$93
Sales and marketing	393
Research and development	555
General and administration	243

Total reduction in force costs	$1,284

Redeemable Convertible Preferred Stock Warrant Liability

We have outstanding warrants to purchase shares of our redeemable convertible preferred stock that are accounted for as derivative liabilities in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”) due to the terms of the warrants and related agreements. We have determined that these warrants do not meet the scope exception of a contract indexed to our stock because of fair value protections contained in agreements governing our redeemable convertible preferred stock. We record preferred stock warrant liabilities on our condensed consolidated balance sheets at their fair value. We record the changes in fair value of such instruments as non-cash gains or losses on our condensed consolidated statements of operations. See Note 6—Fair Value Measurements, for additional information regarding these warrants.

Common Stock Warrant Liability

In connection with the Series G Stock financing, we issued warrants to purchase an aggregate of number of shares of common stock equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants vest and become exercisable and the denominator of which is such volume weighted average closing price, which warrants will become vested and exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company, at an exercise price of $0.0001 per share.

Due to the fact that the warrants are legally detachable and separately exercisable, the warrants qualify as liabilities under ASC Topic 480, Distinguishing Liabilities From Equity (“ASC 480”). We record common stock warrant liabilities on our condensed consolidated balance sheets at their fair value. We record the changes in fair value of such instruments as non-cash gains or losses on our condensed consolidated statements of operations. See Note 6—Fair Value Measurements, for additional information regarding these warrants.

Fair Value of Financial Instruments

When required by U.S. GAAP, assets and liabilities are reported at fair value on our condensed consolidated financial statements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Valuation inputs are arranged in a hierarchy that consists of the following levels:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, prepaid expenses and other assets, accounts payable, and accrued liabilities, approximate their fair market value because of their short-term nature. We believe the carrying value of our lines of credit and term loans approximate fair value as the borrowing rates for these instruments are similar to those available to the Company.

The redemption features included in the terms of the convertible promissory notes were determined to be derivative liabilities as a result of a significant discount within the redemption features for the note holders. See Note 3—Debt for additional information regarding the convertible promissory notes. Embedded derivatives that are not clearly and closely related to the host contract are required to be bifurcated and recorded at fair value unless the fair value option is elected on the host contract. Under the fair value option, bifurcation of the embedded derivative is not necessary as all related gains (losses) on the host contract and derivative will be reflected in the consolidated statements of operations. We elected the fair value option for the Existing Stockholder Notes and Aimia Notes upon their issuance. The convertible promissory notes are measured using unobservable inputs that required a high level of judgment to determine fair value, and are therefore classified as Level 3. See Note 6—Fair Value Measurements for additional information.

Redeemable convertible preferred stock is stated at the amount of proceeds received, net of issuance costs and the fair value of warrants, increased by accretion such that the carrying amount will equal the stated redemption amount at May 4, 2022. Our redeemable convertible preferred stock warrant liabilities and common stock warrant liabilities are recorded at fair value and are measured using unobservable inputs that require a high level of judgment to determine fair value, and are therefore classified as Level 3. See Note 6—Fair Value Measurements for additional information.

Our nonfinancial assets that we recognize or disclose at fair value on our condensed consolidated financial statements on a nonrecurring basis include property and equipment, intangible assets, capitalized software development costs and deferred FI implementation costs. The fair values for these assets are evaluated when events or changes in circumstances indicate the carrying value may not be recoverable.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the recognition guidance in ASC Topic 605, Revenue Recognition, and most industry specific revenue guidance and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 supersedes most existing U.S. GAAP revenue recognition principles, and it permits the use of either the retrospective or modified retrospective transition method. For public entities, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual periods. For non-public entities, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods. We have made the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, therefore we will be required to apply ASU 2014-09 for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods. Retrospective application will be required for each period presented through either the recasting of the prior periods for the effects of the adoption of this guidance or retrospectively through a cumulative catch up recognized at the date of adoption. We are currently evaluating the potential impact of this recently issued guidance on our condensed consolidated financial statements.

In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The new guidance addresses diversity in practice in the assessment of preferred stock and other hybrid equity instruments. The widely used “chameleon approach” has been eliminated and outstanding hybrid equity instruments must be reassessed upon adoption. The effects of initial adoption should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendment is effective. Retrospective application is permitted to all relevant prior periods. The new guidance was effective for interim reporting periods in 2017 and did not have an impact on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC Topic 718, Compensation—Stock Compensation. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. We plan to adopt the standard effective January 1, 2018. The adoption is not expected to have a material impact on our condensed consolidated financial statements.

In July 2017, the FASB has issued a two-part ASU, 2017-11, I. Accounting for Certain Financial Instruments With Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests With a Scope Exception. The amendments in Part I of this ASU change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. For public entities, ASU 2017-11 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods. For non-public entities, ASU 2017-11 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 1, 2020. Early adoption in permitted. We have made the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, therefore we will be required to apply ASU 2017-11 for annual reporting periods beginning after December 15, 2017. We are currently evaluating the potential impact of this recently issued guidance on our condensed consolidated financial statements.

3.	DEBT

Our debt consists of the following (in thousands):

	December 31, 2016	September 30, 2017
Lines of credit:
Line of credit	$15,652	$24,548
Term loans:
Term loan, net of unamortized discount and debt issuance costs of $1,069 and $1,227 at December 31, 2016 and September 30, 2017, respectively	23,715	30,839
Capital leases	200	126
Convertible promissory notes	72,332	—

Total debt	111,899	55,513
Less short-term debt	99	63

Long-term debt—net of current portion	$111,800	$55,450

Accrued interest included in debt totaled $4.2 million and $4.8 million as of December 31, 2016 and September 30, 2017, respectively.

Lines of Credit

In September 2016, we entered into a new loan and security agreement (“Line of Credit”) with a new lender which matures on March 14, 2019. Maximum borrowings are stated as the lesser of $50.0 million or 85% of our eligible accounts receivable. The Line of Credit is collateralized by substantially all of our assets and carries a floating interest rate equal to the Prime Rate in effect plus 3.50%, not to be less than 7.0% per year. Fees include an unused line fee of 0.50% and an annual administrative fee of less than $0.1 million. Interest and fees under the Line of Credit may be added to the principal balance of the loan due and payable at maturity. Amounts outstanding under the Line of Credit are classified as long-term. We capitalized $0.7 million of debt issuance costs associated with obtaining the Line of Credit.

The Line of Credit includes customary affirmative and negative covenants, including restrictions on mergers, acquisitions and dispositions of assets, incurrence of indebtedness and encumbrances on our assets and restrictions on payments of dividends. We are also required to maintain a total cash balance plus liquidity under the Line of Credit of not less than $5.0 million and maintain a moving minimum twelve-

month revenue throughout the term of the Line of Credit, with minimum revenue of at least $115.0 million for the twelve months ending September 30, 2017. We believe we were in compliance with all financial covenants as of September 30, 2017. As of September 30, 2017, we had $5.9 million of unused available borrowings under our Line of Credit.

Term Loans

In July 2016, we entered into a $24.0 million credit agreement (“Term Loan”) with a new lender which matures on July 21, 2019. The Term Loan is secured by substantially all of our assets and carries a fixed interest rate equal to (1) 13.25%, of which 3% is payable in cash and the remaining 10.25% is payable in-kind or (2) 11.25%, if our adjusted EBITDA for the four most recent trailing fiscal quarters then-ended is greater than $1.0 million and we are not in an event of default, of which 3% is payable in cash and the remaining 8.25% is payable in-kind. The lender funded an initial loan of $19.0 million at closing and a subsequent loan of $5.0 million in November 2016 when the amount became available upon achieving trailing-four quarter revenue of $100.0 million. In April 2017, we amended our Term Loan to remove the acceleration of our repayment upon IPO and reduce the interest rate by 0.5% subsequent to an IPO. In June 2017, we amended and restated our Term Loan and borrowed an additional $5.0 million.

The Term Loan contains customary affirmative and negative covenants, including restrictions on mergers, acquisitions and dispositions of assets, incurrence of indebtedness and encumbrances on our assets and restrictions on payments of dividends. The Term Loan also requires us to maintain a total cash balance and unrestricted availability under our Line of Credit of not less than $3.0 million. Once we have achieved an adjusted EBITDA of at least $1.0 million for two consecutive fiscal quarters, this requirement will be permanently waived. The Term Loan contains customary event of default provisions, including in the event of a change of control, the occurrence of which could lead to an acceleration of our obligations under the Term Loan.

Pursuant to the Term Loan, in July 2016, we issued ten-year warrants to purchase up to an aggregate of 388,500 shares of our common stock at an exercise price of $5.00 per share. The fair value of the warrants was calculated to be $1.0 million under the Black-Scholes option pricing model. In June 2017, we issued additional ten-year warrants to purchase up to an aggregate of 70,000 shares of common stock at a price per share of $6.92. The fair value of the warrants was calculated to be $0.3 million under the Black-Scholes option pricing model. Under the guidance provided by ASC Topic 470-20, Debt with Conversion and Other Options, proceeds from the sale of debt instruments with stock purchase warrants are allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds allocated to the warrants is accounted for as paid-in capital, as the warrants meet the scope exception within ASC 815 and are considered indexed to the Company’s own stock and accounted for as equity. The remainder of the proceeds is allocated to the debt instrument portion of the transaction. We believe we were in compliance with all financial covenants as of September 30, 2017.

Convertible Promissory Notes

Existing Stockholder Notes

During 2016, we raised capital through the issuance of unsecured convertible promissory notes (“Existing Stockholder Notes”) to our founders and certain of our existing stockholders in an aggregate principal amount of $27.0 million, at an interest rate of 10% per year, compounded annually. The maturity date of the Existing Stockholder Notes, or the Maturity Date, is the earliest to occur of: (1) a date after April 26, 2019, as specified by the holders of a majority of the aggregate unpaid principal amount outstanding under the Existing Stockholder Notes, (2) our liquidation, dissolution or wind up, including a sale of all or substantially all of our assets or a majority of our voting power or (3) an event of default under the Existing

Stockholder Notes. The Existing Stockholder Notes are subordinate to our Term Loan and Line of Credit. As discussed in Note 7—Related Parties, we issued Existing Stockholder Notes to related parties in an aggregate principal amount of $19.5 million.

The Existing Stockholder Notes are convertible into shares of our capital stock, depending on certain triggering events. In the event we complete an equity financing in which we receive proceeds in excess of $10.0 million, the Existing Stockholder Notes will automatically convert into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. In the event we complete an equity financing of less than $10.0 million, the holders of a majority of the aggregate unpaid principal amount outstanding under the Existing Stockholder Notes can elect to convert the Existing Stockholder Notes into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. Upon the completion of this offering, the Existing Stockholder Notes will automatically convert into shares of our common stock, at a price per share equal to the lower of 80% of the initial public offering price per share and $10.001136 per share. In the event the Existing Stockholder Notes remain outstanding on the Maturity Date, the holders of a majority of the aggregate unpaid principal amount outstanding under all of the Existing Stockholder Notes can elect to convert the Existing Stockholder Notes into shares of our Series F-R redeemable convertible preferred stock, at a price per share equal to $12.5142 per share.

See Note 5—Redeemable Convertible Preferred Stock for a description of the Series G Stock financing and the transactions that resulted in the conversion of the Existing Stockholder Notes into shares of our Series G’ Stock.

Aimia Notes

During 2016, we issued to Aimia unsecured convertible promissory notes (“Aimia EMEA Notes”), in an aggregate principal amount of $18.0 million, which accrue interest at a rate of 10% per year, compounded annually. In consideration for our outstanding obligations to Aimia Inc. at the time we terminated our U.K. cooperation agreement, we issued to Aimia EMEA an unsecured convertible promissory note (“Outstanding Obligation Note)” in an aggregate principal amount of approximately $5.7 million, at an interest rate of 10% per year, compounded annually. Both the Aimia EMEA Notes and the Outstanding Obligation Note, (collectively the “Aimia Notes”) are due and payable on the earliest to occur of: (a) a date after June 30, 2019, as specified by the holder, (b) our liquidation, dissolution or wind up, including a sale of all or substantially all of our assets or a majority of our voting power or (c) an event of default. The Aimia Notes are subordinate to our Term Loan and Line of Credit.

The Aimia Notes are convertible into shares of our capital stock, depending on certain triggering events. In the event we complete an equity financing in which we receive proceeds in excess of $10.0 million, the Aimia EMEA Notes will automatically convert into shares of our common stock, at a price per share equal to 80% of the price per share determined by an independent third party valuation firm and the Outstanding Obligation Note will automatically convert into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. In the event we complete an equity financing of less than $10.0 million, the holder of an Aimia EMEA Note can elect to convert the Aimia EMEA Note into shares of our common stock, at a price per share equal to 80% of the price per share determined by an independent third party valuation firm, while the holder of the Outstanding Obligation Note can elect to convert the Outstanding Obligation Note into shares of the same series of our capital stock as the investors in the financing, at a price per share equal to 80% of the price per share paid by such investors. Upon the completion of this offering, the Aimia Notes will automatically convert into shares of our common stock, at a price per share equal to the lower of 80% of the initial public offering price per share and $10.001136 per share. In the event the Aimia Notes remain outstanding on the maturity date, the holder can elect to convert the Aimia Notes into shares of our Series F-R redeemable convertible preferred stock, at a price per share equal to $12.5142 per share.

In connection with the Series G Stock financing, the Aimia EMEA Notes converted into 3,205,318 shares of common stock. See Note 5—Redeemable Convertible Preferred Stock for a description of the Series G Stock financing and the transactions that resulted in the conversion of the Aimia EMEA Notes into shares of our common stock and the conversion of the Outstanding Obligation Note into shares of our Series G’ Stock.

The redemption features included in the terms of the convertible promissory notes were determined to be derivative liabilities as a result of a significant discount within the redemption features for the note holders. Embedded derivatives that are not clearly and closely related to the host contract are required to be bifurcated and recorded at fair value unless the fair value option is elected on the host contract. Under the fair value option, bifurcation of the embedded derivative is not necessary as all related gains (losses) on the host contract and derivative will be reflected in the consolidated statements of operations. We elected the fair value option for the Existing Stockholder Notes and Aimia Notes and recognized losses from their initial measurement during the second and third quarters of 2016. Subsequent changes in fair value of the Existing Stockholder Notes and Aimia Notes are included in change in fair value of convertible promissory notes on our condensed consolidated statements of operations. See Note 6—Fair Value Measurements for additional information.

Future Payments

Aggregate future payments of principal and interest due upon maturity are as follows (in thousands):

Years Ending December 31,	Debt	Capital Leases	Total Debt

2017	$—	$25	$25
2018	—	44	44
2019	56,614	20	56,634
2020	—	24	24
2021	—	13	13

Total principal payments	56,614	126	56,740
Less unamortized debt issuance costs	(378)	—	(378)
Less unamortized debt discount	(849)	—	(849)

Total debt	$55,387	$126	$55,513

4.	STOCK-BASED COMPENSATION

In connection with the Series G financing, our board of directors and stockholders approved an increase in the total number of shares of common stock issuable under our 2008 Stock Plan from 12,480,000 to 13,980,000 shares. Awards may be granted under the Stock Plan until June 15, 2019.

The following table summarizes the allocation of stock-based compensation in the consolidated statements of operations (in thousands):

	Nine Months Ended September 30,
	2016	2017

Delivery costs	$68	$146
Sales and marketing	826	1,390
Research and development	419	691
General and administration	928	1,480

Total stock-based compensation	$2,241	$3,707

Common Stock Options

A summary of common stock option activity under the Stock Plan is as follows (in thousands, except per share amounts):

	Shares	Weighted-Average Exercise Price Per Share

Options outstanding—December 31, 2015	6,703	$2.76
Granted	4,821	4.47
Exercised	(100)	1.69
Forfeited/cancelled	(2,787)	2.99

Options outstanding—September 30, 2016	8,637	$3.65

	Shares	Weighted-Average Exercise Price Per Share

Options outstanding—December 31, 2016	8,548	$3.75
Granted	3,197	5.95
Exercised	(622)	0.96
Forfeited/cancelled	(992)	3.75

Options outstanding—September 30, 2017	10,131	$4.61

During the first quarter of 2017, we granted options to purchase 243,700 shares of our common stock to employees with an exercise price of $4.46 per share. These common stock options vest over four years and expire 10 years following the date of grant. The unamortized stock-based compensation expense related to these common stock options is $0.9 million, which will be recognized as stock-based compensation expense over the four-year vesting period of each award. During the first quarter of 2017, we also extended the post-termination exercise period of 250,941 common stock options issued to a former executive.

During the second quarter of 2017, we granted options to purchase 1,378,176 shares of our common stock to employees with an exercise price of $6.12 per share. These common stock options vest over four years and expire 10 years following the date of grant. The unamortized stock-based compensation expense related to these common stock options is $5.5 million, which will be recognized as stock-based compensation expense over the four-year vesting period of each award.

During the third quarter of 2017, we granted options to purchase 1,132,575 shares of our common stock to employees with an exercise price of $7.61 per share. These common stock options vest over four years and expire 10 years following the date of grant. The unamortized stock-based compensation expense related to these common stock options is $3.3 million, which will be recognized as stock-based compensation expense over the four-year vesting period of each award. During the third quarter of 2017, we also extended the post-termination exercise period of 191,560 common stock options issued to a former executive.

Restricted Securities Units

In connection with the issuance of the Existing Stockholder Notes, we granted $1.0 million of restricted securities units (“RSUs”) to certain executives in lieu of cash bonuses during 2016. Upon issuance, the RSUs were indexed to Existing Stockholder Notes with similar terms to those issued to our founders and existing holders of our redeemable convertible preferred stock and if an event or action resulted in the Existing Stockholder Notes converting into cash or equity securities, the RSUs convert into such alternative. As a result of the Series G Stock financing, the RSUs are indexed to the Series G’ Stock on the same terms as the Series G’ Stock issued upon conversion of the Existing Stockholder Notes and the Outstanding Obligation Note, but such Series G’ Stock will not be issued.

Vesting requirements include both a service-based condition and a performance-based condition. The service-based condition requires each recipient to remain employed until the earlier of i) the date 6 months from the RSU grant date, ii) the date of a qualified liquidity event, or iii) date of termination without cause. The performance-based condition requires a sale of the Company or IPO event within a fixed period of time not more than 5 years from the RSU grant date. The RSUs are considered liability classified awards, but due to the performance condition relating to sale of the Company or IPO, no compensation cost will be recognized until one of these events occur.

5.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

A summary of the change in carrying amount of the outstanding redeemable convertible preferred stock is as follows (in thousands):

	Series G’ Stock		Series G Stock
	Shares	Amount	Shares	Amount
Balance — December 31, 2016	—	$—	—	$—
Issuance of Series G and Series G’ Stock	5,183	44,672	1,385	4,488
Beneficial conversion feature of Series G stock	—	—	—	(4,488)
Deemed dividend related to beneficial conversion feature	—	—	—	4,488
Accretion of redeemable convertible preferred stock	—	—	—	376

Balance — September 30, 2017	5,183	$44,672	1,385	$4,864

	Series F-R Stock		Series E-R Stock		Series D-R Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance — December 31, 2016	4,795	$57,958	3,180	$29,963	5,584	$32,642
Accretion of redeemable convertible preferred stock	—	402	—	8	—	70

Balance — September 30, 2017	4,795	$58,360	3,180	$29,971	5,584	$32,712

	Series C-R Stock		Series B-R Stock		Series A-R Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance — December 31, 2016	6,032	$18,323	8,987	$5,286	7,428	$1,850
Accretion of redeemable convertible preferred stock	—	35	—	2	—	2

Balance — September 30, 2017	6,032	$18,358	8,987	$5,288	7,428	$1,852

During the second quarter of 2016, we increased the authorized number of shares of our redeemable convertible preferred stock to 165,366,424 and issued $21.0 million of convertible promissory notes to our founders and the existing holders of our redeemable convertible preferred stock. Shares of redeemable convertible preferred stock held by investors that participated in the financing were exchanged for shares of replacement preferred stock. These replacement shares have rights and preferences equal to their corresponding original series and are designated as Series A-R Stock, Series B-R Stock, Series C-R Stock, Series D-R Stock, Series E-R Stock and Series F-R Stock. Shares of redeemable convertible preferred stock held by investors that did not participate in the financing were converted to common stock.

In February 2017, we amended and restated our certificate of incorporation reducing the authorized number of shares of our redeemable convertible preferred stock to 82,683,212 and cancelled Series A Stock, Series B Stock, Series C Stock, Series D Stock, Series E Stock and Series F Stock. Pursuant to our Existing Stockholder Note financing, these series of preferred stock were either exchanged for shares of replacement preferred stock with rights and preferences equal to their corresponding original series or converted to common stock

Series G

In May 2017, we amended and restated our certificate of incorporation and increased the authorized number of shares of our common stock to 83,000,000 and increased the authorized number of shares of our redeemable convertible preferred stock to 96,131,002. In May 2017, we issued and sold, for aggregate consideration of $11.9 million, an aggregate of 1,385,358 shares of Series G redeemable convertible preferred stock, par value $0.0001 per share with a stated price of $8.61895 per share (“Series G Stock”), and warrants to purchase shares of our common stock. The Series G Stock carries a stated dividend of $0.689516 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series G Stock is entitled to certain anti-dilution protections. Issuance costs incurred in connection with the sale of Series G Stock totaled $0.1 million.

In connection with the Series G Stock financing, we issued warrants to purchase an aggregate of number of shares of common stock equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants vest and become exercisable and the denominator of which is such volume weighted average closing price, which warrants will become vested and exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company, at an exercise price of $0.0001 per share.

Beneficial conversion feature

The aggregate proceeds of $11.9 million from the Series G Stock financing were first allocated to the warrants to purchase shares of our common stock, which qualify as liabilities under ASC 480 and are recorded at fair value, with the residual value of $4.5 million allocated to our Series G Stock. As a result of this allocation, Series G Stock was determined to contain a beneficial conversion feature with an intrinsic value of $6.1 million. The amount assigned to the beneficial conversion feature was limited to the $4.5 million residual value allocated to Series G Stock and is classified as a component of additional paid-in capital. During the second quarter of 2017, we recorded a deemed dividend of $4.5 million related to the beneficial conversion feature, which is reflected below net loss to arrive at net loss available to common stockholders.

See Note 6—Fair Value Measurements, for additional information regarding the warrants issued in connection with the Series G Stock financing.

Series G’

In connection with the Series G Stock financing, the Existing Stockholder Notes and the Outstanding Obligation Note converted into 5,183,015 shares of Series G’ redeemable convertible preferred stock, par value $0.0001 per share (“Series G’ Stock”), at a price per share of $6.89516. The Series G’ Stock carries a stated dividend of $0.689516 per annum, payable quarterly when, as, and if declared by our board of directors. These dividends are noncumulative in nature. The Series G’ Stock is entitled to certain anti-dilution protections.

Protective Provisions

As long as at least 6,000,000 shares of our redeemable convertible preferred stock are outstanding, subject to certain exceptions, we may not (by amendment, merger, consolidation or otherwise) without first obtaining the approval of the holders of a majority of the then outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis (i) effect a liquidation transaction, (ii) alter or change the rights, preferences or privileges of a series of redeemable convertible preferred stock so as to affect adversely the shares of such series, (iii) increase or decrease the total number of authorized shares of any redeemable convertible preferred stock class, (iv) authorize or issue any other equity security having a preference over or being on a parity with any series of outstanding redeemable convertible preferred stock with respect to voting, dividends, redemption, conversion or liquidation, (v) redeem, purchase or otherwise acquire any share or shares of redeemable convertible preferred stock or common stock, (vi) amend any stock option or purchase plan to modify the number of shares covered thereby, (vii) alter or change the dividend rights, (viii) declare or pay any dividend, (ix) repay any stockholder notes or obligations to related parties, (x) transfer or grant any rights in any of our technology, (xi) increase or decrease the authorized number of members of our board of directors, (xii) amend our certificate of incorporation, (xiii) acquire the capital stock of any other entity or (xiv) incur indebtedness, in a single transaction or series of related transactions, in an amount in excess of $750,000.

Subject to certain exceptions, we may not, by amendment, merger, consolidation or otherwise, (1) without obtaining the approval of the holders of at least 75% of the then outstanding shares of Series C-R Stock, voting together as a single class on an as-converted basis, (2) without obtaining the approval of the holders of a majority of the then outstanding shares of Series D-R Stock, voting together as a single class on an as-converted basis, (3) without obtaining the approval of the holders of at least 63% of the then outstanding shares of Series E-R Stock, voting together as a single class on an as-converted basis or (4) without obtaining the approval of the holders of a majority of the then outstanding shares of Series F-R Stock, (5) without obtaining the approval of the holders of at least 66 2/3% of the then outstanding shares of Series G Stock or (6) without obtaining the approval of the holders of a majority of the then outstanding shares of Series G’ Stock, voting together as a single class on an as-converted basis, as long as at least 1,000,000 shares of the Series C-R Stock, Series D-R Stock or Series E-R Stock, at least 1,198,638 shares of the Series F-R Stock, at least 346,340 shares of the Series G Stock or at least 1,334,634 shares of the Series G’ Stock are outstanding, as applicable, negatively alter or change the rights, preferences, terms or privileges of the shares of Series C-R Stock, Series D-R Stock, Series E-R Stock, Series F-R Stock, Series G Stock or Series G’ Stock, as applicable.

Subject to certain exceptions, we may not, by amendment, merger, consolidation or otherwise, (1) without obtaining the approval of the holders of a majority of the then outstanding shares of Series D-R Stock, voting together as a single class on an as-converted basis, (2) without obtaining the approval of the holders of at least 63% of the then outstanding shares of Series E-R Stock, voting together as a single class on an as-converted basis or (3) without obtaining the approval of the holders of a majority of the then outstanding shares of Series F-R Stock, voting together as a single class on an as-converted basis, as long as at least 1,000,000 shares of the Series D-R Stock or Series E-R Stock or at least 1,198,638 shares of the Series F-R Stock are outstanding, as applicable (i) increase or decrease the authorized shares of Series D-R Stock, Series E-R Stock or Series F-R Stock as applicable, (ii) issue shares of Series D-R Stock, Series E-R Stock or Series F-R Stock, as applicable, (iii) approve or effect a liquidation transaction in which proceeds are not distributed to holders of Series D-R Stock, Series E-R Stock or Series F-R Stock, as applicable, pursuant to the certificate of incorporation, (iv) redeem, purchase or otherwise acquire any shares of redeemable convertible preferred stock or common stock other than in accordance with the redemption provisions of the certificate of incorporation; provided, however, that this restriction shall not apply to the repurchase of shares of common stock from employees, officers, directors, consultants or other persons performing services for us or any of our subsidiaries pursuant to agreements under which we have the option to repurchase such shares or (v) pay or declare any dividend or other distribution that (a) is paid to holders of capital stock within two years following the initial issuance of the Series D Stock, (b) is paid other than to all holders of capital stock on an as-converted basis or (c) exceeds operating income for the four quarters trailing the date of declaration of the dividend; provided, however, that after the expiration of two years following the initial issuance of the Series D Stock, we may declare and distribute a dividend in an amount exceeding our operating income if (1) the amount by which such dividend exceeds operating income is financed by borrowings, (2) we have a total debt to EBITDA ratio immediately following the dividend that is equal to or less than 3:1, (3) the amount by which such dividend exceeds operating income is equal to or below the amount of funds we borrowed to finance such dividend, (4) the amount by which such dividend exceeds operating income does not exceed $25 million in any fiscal year and (5) the dividend is paid to all holders of capital stock on an as-converted basis.

Subject to certain exceptions, we may not, by amendment, merger, consolidation or otherwise, (1) without obtaining the approval of the holders of at least 66 2/3% of the then outstanding shares of Series G Stock or (2) without obtaining the approval of the holders of a majority of the then outstanding shares of Series G’ Stock, voting together as a single class on an as-converted basis, as long as at least 346,340 shares of the Series G Stock or at least 1,334,634 shares of the Series G’ Stock are outstanding, as applicable (i) increase the authorized shares of Series G Stock or Series G’ Stock as applicable or (ii) pay or declare any dividend or other distribution that (a) is paid to holders of capital stock within two years following the initial issuance of the Series D Stock, (b) is paid other than to all holders of capital stock on an as-converted basis or (c) exceeds operating income for the four quarters trailing the date of declaration of the dividend; provided, however, that after the expiration of two years following the initial issuance of the Series D Stock, we may declare and distribute a dividend in an amount exceeding our operating income if (1) the amount by which such dividend exceeds operating income is financed by borrowings, (2) we have a total debt to EBITDA ratio immediately following the dividend that is equal to or less than 3:1, (3) the amount by which such dividend exceeds operating income is equal to or below the amount of funds we borrowed to finance such dividend, (4) the amount by which such dividend exceeds operating income does not exceed $25 million in any fiscal year and (5) the dividend is paid to all holders of capital stock on an as-converted basis.

Redemption

At any time on or after May 4, 2022, upon written request of the holders of not less than 66 2/3% of the shares of redeemable convertible preferred stock then-outstanding, voting together as a single class on an as-converted to common stock basis, we are required to redeem all outstanding shares of redeemable convertible preferred stock in eight quarterly installments. The Series A-R Stock, Series B-R Stock, Series C-R Stock, Series D-R Stock, Series E-R Stock, Series F-R Stock, Series G Stock and Series G’ Stock are redeemable at prices equal to $0.25, $0.589185, $3.067158, $5.91, $9.4336, $14.60, $8.61895 and $8.61895 per share, plus any declared or accumulated but unpaid dividends, respectively.

To the extent that we have insufficient funds to redeem all outstanding shares of redeemable convertible preferred stock, we are required to first redeem shares of Series G Stock and Series G’ Stock, then shares of Series F/F-R Stock, then shares of Series E/E-R Stock, then shares of Series D/D-R Stock, then shares of Series C/C-R Stock and then shares of Series B/B-R Stock and Series A/A-R Stock pari passu, in each case on a pro rata basis among the holders thereof.

The redeemable convertible preferred stock carrying amount is increased by periodic accretions, using the interest method, so that the carrying amount will equal the redemption amount at May 4, 2022. Accretion is recorded through a charge against additional paid-in capital.

Liquidation

Upon us (i) selling or otherwise disposing of all or substantially all of our property or business or merging with or into or consolidation with any other corporation, limited liability company or other entity, (ii) a majority of the voting power of our outstanding capital stock being transferred or disposed of as a result of a transaction or series of related transactions that are not issuances of capital stock by us primarily for the purposes of raising equity capital or (iii) any dissolution or winding-up of our business, the holders of Series G’ Stock, Series G Stock, Series F-R Stock, Series E-R Stock, Series D-R Stock, Series C-R Stock, Series B-R Stock and Series A-R Stock shall be entitled to receive payments in amounts per share equaling $8.61895, $17.2379, $14.60, $9.4336, $5.91, $5.367527, $0.589185 and $0.25, plus any declared but unpaid dividends, respectively. Holders of Series G Stock and Series G’ Stock are pari passu and are to be paid prior, and in preference to, any distribution of assets to the holders of all other classes of capital stock. Holders of Series F-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of Series E-R Stock, Series D-R Stock, Series C-R Stock, Series B-R Stock and Series A-R Stock. Holders of Series E-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of Series D-R Stock, Series C-R Stock, Series B-R Stock and Series A-R Stock. Holders of Series D-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of Series C-R Stock, Series B-R Stock and Series A-R Stock. Holders of Series C-R Stock are to be paid prior, and in preference to, any distribution of assets to the holders of Series B-R Stock and Series A-R Stock. Holders of Series A-R Stock and Series B-R Stock are pari passu and are to be paid prior, and in preference to, any distribution of assets to the holders of common stock.

Upon completion of the distributions detailed above, any remaining assets are to be distributed to the holders of common stock, Series A-R Stock, Series B-R Stock, Series C-R Stock, Series D-R Stock, Series E-R Stock, Series F-R Stock, Series G Stock and Series G’ Stock; such participation in the distribution of remaining assets shall cease, however, when the amount that the holders of Series A-R Stock, Series B-R Stock, Series C-R Stock, Series D-R Stock, Series E-R Stock, Series F-R Stock, Series G Stock and Series G’ Stock are entitled to receive upon liquidation equals $0.50 per share, $1.178370 per share, $9.201474 per share, $17.73 per share, $28.3008 per share, $43.80 per share, $25.85685 per share and $25.85685 per share, respectively, plus any declared but unpaid dividends thereon.

If, however, as a result of a conversion from redeemable convertible preferred stock to common stock, a holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of redeemable convertible preferred stock into shares of common stock, such holder shall be deemed to have converted such holder’s shares of redeemable convertible preferred stock into shares of common stock for the purposes of determining the amount that such holder is entitled to receive upon liquidation and shall not be entitled to any distribution that would have otherwise been made to the holders of redeemable convertible preferred stock detailed above.

Dividends

No dividends have been declared or paid as of September 30, 2017.

Conversion

Upon the consummation of an IPO of shares of our common stock that results in gross proceeds to the Company of not less than $70.0 million, after deducting underwriting discounts and expenses, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock.

The holders of our redeemable convertible preferred stock also have the right, at any time, to convert any or all of their shares into such number of shares of common stock as is determined by dividing $0.25 in the case of Series A-R Stock, $0.589185 in the case of the Series B-R Stock, $3.067158 in the case of

Series C-R Stock, $5.91 in the case of Series D-R Stock, $9.4336 in the case of Series E-R Stock, $12.5142 in the case of Series F-R Stock, and $8.61895 in the case of Series G Stock and Series G’ Stock by the applicable conversion price. The initial conversion price is $0.25 in the case of Series A-R Stock, $0.589185 in the case of the Series B-R Stock, $3.067158 in the case of Series C-R Stock, $5.91 in the case of Series D-R Stock, $9.4336 in the case of Series E-R Stock, $12.5142 in the case of Series F-R and $8.61895 in the case of Series G Stock and Series G’ Stock. If, at any time following the initial issuance of shares of Series G Stock, we issue any additional shares of capital stock without consideration or for a consideration per share less than the then-effective conversion price for our redeemable convertible preferred stock, the conversion price for all series of outstanding redeemable convertible preferred stock are subject to adjustment. There have been no changes to the conversion price for any series of redeemable convertible preferred stock as of September 30, 2017.

Voting Rights

The holders of our redeemable convertible preferred stock are entitled to vote on an as-converted to common stock basis and as a single class with respect to matters presented to our common stockholders for approval.

We evaluated the rights and preferences for all series of redeemable convertible preferred stock for derivatives that might have required bifurcation. None were identified as of September 30, 2017.

6.	FAIR VALUE MEASUREMENTS

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table summarizes our liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities:
Preferred stock warrants	$—	$—	$2,197	$2,197
Convertible promissory notes	—	—	72,332	72,332

Total liabilities	$—	$—	$74,529	$74,529

	September 30, 2017
	Level 1	Level 2	Level 3	Total
Liabilities:
Preferred stock warrants	$—	$—	$2,078	$2,078
Common stock warrants	—	—	7,983	7,983

Total liabilities	$—	$—	$10,061	$10,061

Instruments Recorded at Fair Value Using Level 3 Inputs

Our redeemable convertible preferred stock warrant liability and our convertible promissory notes are measured and recorded at fair value on a recurring basis using Level 3 inputs. The table below provides a roll forward of the changes in fair value of Level 3 financial instruments (in thousands):

	Preferred Stock Warrants	Common Stock Warrants	Convertible Promissory Notes
Balance at December 31, 2015	$2,942	$—	$—
Fair value of convertible promissory notes at issuance	—	—	66,391
Accrued interest on convertible promissory notes	—	—	1,603
Conversion of preferred stock warrants to common stock warrants	(777)	—	—
Changes in fair value	(639)	—	3,286

Balance at September 30, 2016	$1,526	$—	$71,280

	Preferred Stock Warrants	Common Stock Warrants	Convertible Promissory Notes
Balance at December 31, 2016	$2,197	$—	$72,332
Accrued interest on convertible promissory notes	—	—	1,701
Conversion of convertible promissory notes to Series G’ preferred stock	—	—	(44,672)
Conversion of convertible promissory notes to common stock	—	—	(24,392)
Issuance of common stock warrants	—	7,452	—
Changes in fair value	(119)	531	(4,969)

Balance at September 30, 2017	$2,078	$7,983	$—

In valuing our instruments recorded at fair value using Level 3 inputs, our board of directors determined the equity value of our business generally using a combination of the income approach and the market approach valuation methods.

The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived based on an analysis of the cost of capital of comparable publicly traded companies in similar lines of business, as of each valuation date, and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in a similar line of business. The market multiples are based on relevant metrics implied by the price that investors have paid for the equity of publicly traded companies. Given our significant focus on investing in and growing our business, we primarily utilized the forward-looking revenue multiple when performing valuation assessments under the market approach and considered both trading and transaction multiples. When considering which companies to include as our comparable industry peer companies, we focused on U.S.-based publicly traded companies that were broadly comparable to us based on consideration of industry, market and line of business. From the comparable companies, a representative market value multiple was determined and applied to our operating results to estimate the value of our company. The market value multiple was determined based on consideration of multiples of revenue to each of the comparable companies’ historical and forecasted revenue. In addition, the market approach considers IPO and merger and acquisition transactions involving companies similar to the company’s business being valued. Multiples of revenue are calculated for these transactions and then applied to the business being valued, after reduction by an appropriate discount.

Once an equity value was determined, we utilized the probability-weighted expected return method (“PWERM”) to allocate the overall value of equity to the various share classes. The PWERM relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, including an IPO and non-IPO scenarios, are weighted based on the estimated probability of each scenario. The PWERM is used when discrete future outcomes can be predicted with reasonable certainty based on a probability distribution. We relied on the PWERM to allocate the value of equity under a liquidity scenario. The projected equity value relied upon in the PWERM scenario was based on (1) guideline IPO transactions involving companies that were considered broadly comparable to us and (2) our expectation of the pre-money valuation that we needed to achieve to consider an IPO as a viable exit strategy.

The following table summarizes key assumptions used in the PWERM for estimating the fair value of our redeemable convertible preferred stock warrant liability and convertible promissory notes:

	September 30,
	2016	2017
Cost of debt applicable to convertible promissory notes	15%	—
Cost of equity applicable to convertible promissory notes	25%	—
Weighted-average cost of capital applicable to redeemable convertible preferred stock warrants	25%	21%
Discount for lack of marketability	10% to 13%	7% to 13%
Volatility	54%	55%
Risk-free interest rate	0.6% to 0.8%	1.2% to 1.4%

Preferred Stock Warrants

A summary of our preferred stock warrants is as follows (in thousands, except per share amounts):

Preferred Series	Grant date	Expiration date	Exercise price	December 31, 2016	September 30, 2017
Series B-R	1/26/2010	1/25/2020	$0.59	238	238
Series D-R	9/21/2012	9/20/2022	$5.91	152	152
Series D-R	9/21/2012	9/20/2022	$5.91	51	51

Total				441	441

The fair value of the warrants to purchase Series B-R Stock and Series D-R Stock decreased from $6.29 per share and $3.46 per share on December 31, 2016 to $6.08 per share and $3.12 per share on September 30, 2017, respectively. The decrease in the fair value of the warrants to purchase Series B-R Stock and Series D-R Stock primarily resulted from the timing of future potential liquidity events, changes to our forecasted financial results and changes in the valuation of comparable companies.

Common Stock Warrants

To determine the fair value of our common stock warrants issued in connection with our Series G Stock financing, we utilized a Monte Carlo simulation, which allows for the modeling of complex securities and evaluates many possible outcomes to forecast the stock price of the company post-IPO. As part of the valuation, we considered various scenarios related to the pricing, timing and probability of an IPO. We applied an annual equity volatility of 59% and a discount for lack of marketability of 11% to arrive at a valuation of $7.5 million on the issuance date.

The fair value of these common stock warrants as of September 30, 2017 was determined to be $8.0 million. We applied an annual equity volatility of 54% and a discount for lack of marketability of 13%. As a result, during the nine months ended September 30, 2017, we recorded a non-cash loss of $0.5 million related to the change in fair value of our common stock warrants.

Convertible Promissory Notes

The redemption features included in the terms of the convertible promissory notes were determined to be derivative liabilities due to a significant discount within the redemption features for the note holders. Embedded derivatives that are not clearly and closely related to the host contract are required to be bifurcated and recorded at fair value unless the fair value option is elected on the host contract. Under the fair value option, bifurcation of the embedded derivative is not necessary as all related gains (losses) on the host contract and derivative will be reflected in the consolidated statements of operations. We elected the fair value option for the Existing Stockholder Notes and Aimia Notes, therefore direct costs and fees associated with the issuance were recognized in earnings as incurred and were not deferred.

To determine the fair value of our convertible promissory notes, we utilized key assumptions from the PWERM, as shown above. Under this method, we considered the redemption features of the convertible promissory notes, as described in Note 3—Debt, to determine the fair value under discrete future outcomes, including IPO and non-IPO scenarios. Under certain non-IPO scenarios, holders of the convertible promissory notes will receive two times preference on the outstanding principal amount. We weighted the fair values based on the estimated probability of each scenario to determine the overall fair value of the convertible promissory notes as of the balance sheet date. A one percent increase or decrease in the cost of debt and equity would have a $0.6 million impact on the value of the convertible promissory notes as of December 31, 2016.

The Existing Stockholder Notes and Aimia Notes were issued with an aggregate principal amount of $50.7 million. Paid-in-kind interest is recognized in interest expense, net on our condensed consolidated statements of operations and totaled $1.6 million and $1.7 million during the nine months ended September 30, 2016 and 2017, respectively.

See Note 5—Redeemable Convertible Preferred Stock for a description of the Series G Stock financing and the transactions that resulted in the conversion of the convertible promissory notes into shares of our Series G’ Stock.

7.	RELATED PARTIES

Convertible Promissory Notes

As discussed in Note 3—Debt, in 2016, we issued Existing Stockholder Notes to our founders and certain of our existing stockholders in an aggregate principal amount of $27.0 million. The following table summarizes purchases of our convertible promissory notes by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction (in thousands):

Related Party	Principal Amount of Convertible Notes
Aeroplan Holdings Europe Sàrl(1)	$3,987
Entities affiliated with Polaris Venture Partners(2)	$5,321
Canaan VIII L.P.(3)	$6,514
Entities affiliated with Discovery Capital(4)	$2,663
Scott D. Grimes	$650
Lynne M. Laube	$350

(1)	Aeroplan Holdings Europe Sàrl is an affiliate of Aimia Inc. David L. Adams, a member of our board of directors, was the Executive Vice President and Chief Financial Officer of Aimia Inc. at the time of the issuance.

(2)	Consists of convertible promissory notes in an aggregate principal amount of $5,134,443.03 purchased by Polaris Venture Partners V, L.P., or PVP V, convertible promissory notes in an aggregate principal amount of $100,069.82 purchased by Polaris Venture Partners Entrepreneurs’ Fund V, L.L., or PVP EF V, convertible promissory notes in an aggregate principal amount of $35,170.61 purchased by Polaris Venture Partners Founders’ Fund V, L.P., or PVP FF V, and convertible promissory notes in an aggregate principal amount of $51,344.45 purchased by Polaris Venture Partners Special Founders’ Fund V, L.P., or PVP SFF V. Polaris Venture Management Co. V, L.L.C. is a general partner of each of PVP V, PVP EF V, PVP FF V and PVP SFF V and may be deemed to have the sole voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V. Bryce Youngren, a member of our board of directors, is a Managing Partner of Polaris Partners and may be deemed to share voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V.

(3)	John V. Balen, a member of our board of directors, is a managing member of Canaan Partners VIII LLC, the general partner of Canaan VIII L.P. Mr. Balen does not have voting or investment power over any shares held directly by Canaan VIII L.P.

(4)	Consists of convertible promissory notes in an aggregate principal amount of $2,385,974.51 purchased by Discovery Global Opportunity Master Fund, Ltd., or Discovery Global Opportunity and convertible promissory notes in an aggregate principal amount of $277,291.57 purchased by Discovery Global Focus Master Fund, Ltd., or Discovery Global Focus. Discovery Capital Management, LLC is the manager of each of Discovery Global Opportunity and Discovery Global Focus, and may be deemed to have the sole voting and dispositive power over the shares held by Discovery Global Opportunity and Discovery Global Focus.

Series G / Series G’

In May 2017, we issued and sold, for aggregate consideration of $11.9 million, an aggregate of 1,385,358 shares of our Series G Stock and warrants to purchase shares of our common stock. In connection with the issuance of our Series G Stock, the principal and accrued interest under the Existing Stockholder Notes converted into an aggregate of 5,183,015 shares of our Series G’ redeemable convertible preferred stock and the principal and accrued interest under the Aimia EMEA Notes converted into an aggregate of 3,205,318 shares of our common stock. The following table summarizes the participation in the foregoing transactions by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transactions (in thousands):

Related Party	Shares of Series G Preferred Stock	Shares of Series G’ Preferred Stock	Shares of Common Stock	Warrants to Purchase Common Stock
Entities affiliated with Aimia, Inc.(1)	—	1,529	3,205	—
Entities affiliated with Polaris Venture Partners(2)	116	850	—	(6)
Canaan VIII L.P.(3)	215	1,040	—	(6)
Entities affiliated with Discovery Capital(4)	—	425	—	—
Scott D. Grimes	—	104	—	—
Lynne M. Laube	—	56	—	—
Entities affiliated with Mark A. Johnson(5)	139	60	—	(6)
John Klinck.	23	—	—	(6)
David Adams	12	—	—	(6)

(1)	Consists of 636,829 shares of Series G’ redeemable convertible preferred stock issued to Aeroplan Holdings Europe Sàrl, 892,083 shares of Series G’ redeemable convertible preferred stock issued to Aimia EMEA Limited and 3,205,318 shares of common stock issued to Aimia EMEA Limited.

(2)

Consists of 111,954 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners V, L.P. (“PVP V”), 820,080 shares of Series G’ redeemable convertible preferred stock issued to PVP V, 2,182 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners Entrepreneurs’ Fund V, L.L. (“PVP EF V”), 15,983 shares of Series G’ redeemable convertible preferred stock issued to PVP EF V, 767 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners Founders’ Fund V, L.P. (“PVP FF V”), 5,616 shares of Series G’ redeemable convertible preferred stock issued to PVP FF V, 1,120 shares of Series G redeemable convertible preferred stock purchased by Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVP SFF V”) and 8,200 shares of Series G’ redeemable convertible preferred stock issued to PVP SFF V. Polaris Venture Management Co. V, L.L.C. is a general partner of each of PVP V, PVP EF V, PVP FF V and PVP SFF V and may be deemed to have the sole voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V. Bryce Youngren, a member of our board of directors, is a Managing Partner of Polaris Partners and may be deemed to share voting and dispositive power over the shares held by PVP V, PVP EF V, PVP FF V and PVP SFF V.

(3)	John V. Balen, a member of our board of directors, is a managing member of Canaan Partners VIII LLC, the general partner of Canaan VIII L.P. Mr. Balen does not have voting or investment power over any shares held directly by Canaan VIII L.P.

(4)	Consists of 381,091 shares of Series G’ redeemable convertible preferred stock issued to Discovery Opportunity Master Fund, Ltd. and 44,288 shares of Series G’ redeemable convertible preferred stock issued to Discovery Global Focus Master Fund, Ltd.

(5)	Consists of 60,182 shares of Series G’ redeemable convertible preferred stock issued to TTP Fund II, L.P., 116,023 shares of Series G redeemable convertible preferred stock purchased by TTV Ivy Holdings, LLC and 23,205 shares of Series G redeemable convertible preferred stock purchased by Mr. Johnson. TTV Capital is a provider of management services to TTP GP II, LLC, which is a general partner of TTP Fund II, L.P. TTV Capital is the manager of TTV Ivy Holdings Manager, LLC, which is the general partner of TTV Ivy Holdings, LLC. Mark A. Johnson, a member of our board of directors, is a member of each of TTP GP II, LLC and TTV Ivy Holdings Managers, LLC and holds the title of partner of TTV Capital, and may be deemed to share voting and dispositive power over the shares held by TTP Fund II L.P. and TTV Ivy Holdings, LLC.

(6)	The maximum number of shares issuable to each investor upon the exercise of such warrants is equal to the number of shares of Series G redeemable convertible preferred stock set forth opposite such investor’s name in the table above. The actual number of shares issuable to each investor upon the exercise of such warrants is equal to the product obtained by multiplying the number of shares of Series G redeemable convertible preferred stock set forth opposite such investor’s name in the table above by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price.

Agreements with Fidelity Information Services, LLC

We are party to a reseller agreement with Fidelity Information Services LLC (“FIS”). Pursuant to the reseller agreement, FIS markets and sells our services to financial institutions that are current or potential customers of FIS in exchange for a revenue share percentage. FIS is also currently entitled to elect a member of our board of directors, who is currently Robert Legters. We are also obligated to make milestone payments to FIS related to the integration and deployment of our solutions. See Note 8—Commitments and Contingencies for additional information.

In May 2013, FIS purchased 1,590,061 shares of our Series E Stock. We also granted 10-year performance-based warrants to purchase up to 2,577,465 shares of Series E Stock at an exercise price of $5.91 per share. Since FIS did not participate in the Existing Stockholder Note financing, their preferred stock warrants were converted to common stock warrants in May 2016. The warrants become exercisable subject to the attainment of certain operational and performance metrics. We have determined that these warrants are subject to the guidance under ASC Topic 505-50, Equity—Equity-Based Payments to Non-Employees. These warrants will not be subject to the disclosure requirements under ASC Topic 820, Fair Value Measurements and Disclosures, when and if vested and expensed. As of September 30, 2017, no such warrants have vested and therefore no related expense has been recorded. Since the performance conditions are directly related to revenue-producing activities, we will incur non-cash expense in our FI Share and other third-party costs based on the vesting-date fair value of our redeemable convertible preferred stock underlying these warrants. These warrants will vest upon the completion of an IPO.

Agreements with Aimia Inc. and Affiliated Entities

Cardlytics UK was operated through a cooperation agreement with Aimia EMEA Limited (“Aimia”) whereby we and Aimia shared equally in cost and revenue related to the business in the United Kingdom. On June 30, 2016, we and Aimia agreed to terminate this agreement, resulting in Cardlytics, Inc. obtaining full control of Cardlytics UK. Our condensed consolidated statements of operations includes the reimbursement of expense and allocation of revenue that are due to and due from Aimia pursuant to the agreement. Operating expense reimbursements and allocation of revenue less FI Share and third-party costs (recorded in FI Share and other third-party costs), are as follows (in thousands):

Nine Months Ended September 30, 2016
Operating expense reimbursements:
Delivery costs	$24
Sales and marketing expense	597
General and administrative expense	129
Allocation of revenue less FI Share and other third-party costs	$1,223

Cardlytics UK’s effect on consolidated operating cash flows is a cash outflow of $0.6 million during the nine months ended September 30, 2016. There were no material investing or financing cash flows associated with Cardlytics UK during the nine months ended September 30, 2016.

8.	COMMITMENTS AND CONTINGENCIES

FI Implementation Costs

Agreements with certain FI partners require us to fund the development of user interface enhancements, pay for certain implementation fees, or make milestone payments upon the deployment of our solution. Amounts paid to FI partners are included in deferred FI implementation costs on our condensed consolidated balance sheets the earlier of when paid or earned and are amortized over the remaining term of the related contractual arrangements. Amortization is included in FI Share and other third-party costs on our condensed consolidated statements of operations. Certain of these agreements provide for future reductions in FI Share due to the FI partner. These reductions in FI Share are recorded as a reduction to deferred implementation costs and also result in a cumulative adjustment to accumulated amortization. Reductions to FI Share in 2017, 2018 and 2019 are expected to total $4.4 million, $5.0 million and $5.0 million, respectively. Unearned amounts not yet paid to FI partners totaled $13.5 million as of September 30, 2017.

The following table presents changes in deferred FI implementation costs (in thousands):

	Nine months ended September 30,
	2016	2017
Beginning balance	$1,936	$8,451
Deferred costs	5,500	6,650
Recoveries through FI Share, net of accumulated amortization	—	(2,450)
Amortization	(499)	(1,797)

Ending balance	$6,937	$10,854

As a result of not meeting a minimum FI Share commitment in 2016, we were required to pay an FI partner $2.6 million in March 2017. This shortfall was recorded as of December 31, 2016 as a component of FI Share liability on our condensed consolidated balance sheet and is included in FI Share and other third-party costs on our condensed consolidated statement of operations. In August 2017, we amended an agreement with an FI partner to remove a minimum FI Share commitment in 2017, resulting in a $3.0 million reversal of our accrued shortfall recorded as of June 30, 2017. We also have an FI Share commitment to a certain FI partner totaling $10.0 million over a 12-month period following the completion of certain milestones, which were not met as of September 30, 2017.

Litigation

From time to time, we may become involved in legal actions arising in the ordinary course of business including, but not limited to, intellectual property infringement and collection matters. We make assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. We record a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range. If no amount within the range is a better estimate than any other amount, we accrue the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, we disclose the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, we disclose the nature and estimate of the possible loss of the litigation. We do not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on our liquidity, results of operations, business or financial condition.

9.	EARNINGS PER SHARE

Diluted net loss per share is the same as basic net loss per share for the nine months ended September 30, 2016 and 2017 because the effects of potentially dilutive items were anti-dilutive, given our net loss during these periods. The following securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive (in thousands):

	Nine Months Ended September 30,
	2016	2017
Redeemable convertible preferred stock:
Series A-R	7,428	7,428
Series B-R	8,987	8,987
Series C-R	6,032	6,032
Series D-R	5,584	5,584
Series E-R	3,180	3,180
Series F-R	4,795	4,795
Series G	—	1,385
Series G’	—	5,183
Common stock warrants	5,372	4,979
Redeemable convertible preferred stock warrants	441	441
Common stock options	10,515	10,131

Pro forma net loss per share (unaudited)

The denominator used in computing pro forma net loss per share has been adjusted to assume the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of September 30, 2017.

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share amounts):

Nine Months Ended September 30, 2017
Numerator:
Net loss	$
Plus:
Deemed dividend related to beneficial conversion feature
Accretion of redeemable convertible preferred stock to redemption value
Change in fair value of warrant liability
Interest on convertible promissory notes
Interest on convertible promissory notes—related parties
Change in fair value of convertible promissory notes
Change in fair value of convertible promissory notes—related parties

Pro forma numerator for basic and diluted net loss per share	$

Denominator:
Weighted-average shares available to common stockholders, basic and diluted	$
Plus:
Vesting of restricted securities units and conversion to common stock
Conversion of redeemable convertible preferred stock to common stock	$
Impact of assuming conversion of convertible promissory notes at the beginning of the period	$

Pro forma denominator for basic and diluted net loss per share	$

Pro forma net loss per share attributable to common stockholders, basic and diluted	$

10.	SEGMENTS

We have three operating segments: our Cardlytics Direct solutions in the United States and United Kingdom and Other Platform Solutions, as determined by the information that both our Chief Executive Officer and President and Chief Operating Officer, who we consider our chief operating decision makers, use to make strategic goals and operating decisions. Our Cardlytics Direct operating segments in the United States and United Kingdom represent our proprietary native bank advertising channels and are aggregated into one reportable segment given their similar economic characteristics, nature of service, types of customers and method of distribution. Our Other Platform Solutions segment represents solutions that enable marketers and marketing service providers to leverage the power of purchase intelligence across all of their marketing investments.

Revenues and FI Share and other third-party can be directly attributable to each segment. Our chief operating decision makers allocate resources to, and evaluate the performance of, our operating segments based on revenue and adjusted contribution. The accounting policies of each of our reportable segments are the same as those described in the summary of significant accounting policies.

The following table provides information regarding our reportable segments (in thousands):

	Nine Months Ended September 30,
	2016	2017
Cardlytics Direct:
Adjusted contribution	$26,725	$36,563
Plus: FI Share and other third-party costs	39,228	47,052

Revenue	$65,953	$83,615

Other Platform Solutions:
Adjusted contribution	$4,689	$3,650
Plus: FI Share and other third-party costs	5,758	3,834

Revenue	$10,447	$7,484

Total:
Adjusted contribution	$31,414	$40,213
Plus: FI Share and other third-party costs	44,986	50,886

Revenue	$76,400	$91,099

Adjusted Contribution

Adjusted contribution represents our revenue less FI Share and other third-party costs.

The following table presents a reconciliation of loss before income taxes presented in accordance with U.S. GAAP to adjusted contribution (in thousands):

	Nine Months Ended September 30,
	2016	2017
Adjusted contribution	$31,414	$40,213
Minus:
Delivery costs	4,729	5,095
Sales and marketing expense	22,850	23,454
Research and development expense	11,101	9,527
General and administration expense	16,240	14,738
Depreciation and amortization expense	3,432	2,303
Termination of U.K. agreement expense	25,904	—
Total other expense	15,809	681

Loss before income taxes	$(68,651)	$(15,585)

The following table provides geographical information (in thousands):

	Nine Months Ended September 30,
	2016	2017
Revenue:
United States	$67,768	$80,606
United Kingdom	8,632	10,493

Total	$76,400	$91,099

	December 31, 2016	September 30, 2017
Property and equipment:
United States	$8,000	$6,504
United Kingdom	345	554

Total	$8,345	$7,058

Capital expenditures within the United Kingdom were $0.3 million during both the nine months ended September 30, 2016 and 2017.

11.	SUBSEQUENT EVENTS

We evaluated subsequent events for recognition and measurement purposes through the date that the condensed consolidated financial statements were issued.

                         Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

SunTrust Robinson Humphrey

Raymond James

KeyBanc Capital Markets

                    , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$9,338
FINRA filing fee	11,750
NASDAQ Global Market initial listing fee	125,000
Blue sky fees and expenses	*
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws will provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

Our policy is to enter into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investors’ rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2014 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options to Purchase Common Stock

From January 1, 2014 through the date of this registration statement, we have granted under our 2008 Plan options to purchase an aggregate of 11,858,107 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $0.05 to $12.51 per share. Of these, options to purchase an aggregate of 3,183,391 shares have been cancelled without being exercised. From January 1, 2014 through the date of this registration statement, an aggregate of 1,008,738 shares of our common stock were issued upon the exercise of stock options under the 2008 Plan, at exercise prices between $0.05 and $7.13 per share, for aggregate proceeds of approximately $1.2 million.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Restricted Securities Units

In June, August and October 2016, we granted restricted securities units in an aggregate amount of $1.0 million to certain of our executive officers and key employees. The restricted securities units are denominated in convertible promissory notes. Such convertible promissory notes will be issued to the executive officer or key employee upon the satisfaction of the vesting requirements described below.

The restricted securities units include a service-based vesting requirement that requires the executive officer or key employee to remain employed by us and a liquidity event-based vesting requirement. The liquidity event-based vesting requirement will be satisfied upon completion of this offering.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Preferred Stock, Common Stock and Warrants

In September 2014, we issued an aggregate of 4,794,553 shares of our Series F redeemable convertible preferred stock to three accredited investors at a per share price of $12.5142, for aggregate consideration of approximately $60.0 million.

In July 2016, we issued a warrant to purchase up to 388,500 shares of our common stock at a price per share of $5.00 to National Electrical Benefit Fund.

In May 2017, we sold an aggregate of 1,385,358 shares of our Series G redeemable convertible preferred stock at a price of $8.61895 per share for aggregate gross proceeds of approximately $11.9 million.

In May 2017, we issued an aggregate of 5,183,015 shares of our Series G’ redeemable convertible preferred stock upon conversion of outstanding promissory notes.

In May 2017, we issued an aggregate of 3,205,318 shares of common stock upon conversion of outstanding promissory notes.

In May 2017, we issued warrants to purchase an aggregate number of shares of our common stock equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted average closing price, which warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company, at an exercise price of $0.0001 per share.

In June 2017, we issued a warrant to purchase up to 70,000 shares of common stock at a price per share of $6.92 to National Electrical Benefit Fund.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Issuances of Convertible Promissory Notes

In June and September 2016, we sold convertible promissory notes in an aggregate principal amount of approximately $23.7 million to Aimia EMEA Limited, in consideration for the transfer to us of our joint operations in the United Kingdom with entities affiliated with Aimia Inc.

In April, May, June and July 2016, we sold convertible promissory notes in an aggregate principal amount of $27.0 million to our founders and twelve accredited investors.

In July 2016, we issued an unsecured convertible promissory note in an aggregate principal amount of $6.0 million to National Electrical Benefit Fund, at an interest rate of 10% per year, compounded annually.

These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, in reliance on the recipient’s status as an “accredited investor” as defined in Rule 501(a) of Regulation D.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Amended and Restated Certificate of Incorporation of Cardlytics, Inc., as amended and as currently in effect.
3.2	Form of Amended and Restated Certificate of Incorporation of Cardlytics, Inc. to be effective upon the completion of this offering.
3.3	Amended Bylaws of Cardlytics, Inc., as currently in effect.
3.4	Form of Amended and Restated Bylaws of Cardlytics, Inc. to be effective upon completion of this offering.
4.1†	Form of common stock certificate of Cardlytics, Inc.
4.2	Amended and Restated Investors’ Rights Agreement by and among Cardlytics, Inc. and certain of its stockholders, dated May 4, 2017.
5.1†	Opinion of Cooley LLP.
10.1+	2008 Stock Plan and Forms of Option Agreement, Notice of Stock Option Grant and Exercise Notice thereunder, as amended to date.
10.2+†	2018 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.3+†	2018 Employee Stock Purchase Plan.
10.4+†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.5+	2016 Bonus Plan of Cardlytics, Inc.
10.6+	2017 Bonus Plan of Cardlytics, Inc.
10.7+†	2018 Bonus Plan of Cardlytics, Inc.
10.8+	Form of restricted securities unit award of Cardlytics, Inc.
10.9+	Form of Indemnification Agreement by and between Cardlytics, Inc. and each of its directors and executive officers.
10.10+	Offer Letter Agreement, dated as of June 11, 2014, by and between Cardlytics, Inc. and David T. Evans.
10.11+	Form of Separation Pay Agreement by and between Cardlytics, Inc. and each of Scott D. Grimes, Lynne M. Laube, David T. Evans and Kirk L. Somers.
10.12	Office Lease Agreement, dated as of August 5, 2013, by and between Cardlytics, Inc. and Jamestown Ponce City Market, L.P., as amended to date.
10.13	Credit Agreement, dated as of July 21, 2016, by and among Cardlytics, Inc., Columbia Partners, L.L.C. Investment Management and National Electrical Benefit Fund, as amended to date.
10.14	Loan and Security Agreement, dated September 14, 2016 by and among Cardlytics, Inc., Ally Bank and Pacific Western Bank.
10.15#	General Services Agreement, dated as of November 5, 2010 by and between Cardlytics, Inc. and Bank of America, N.A., as amended to date.

Exhibit Number	Description of Document
10.16#	Software License, Customization and Maintenance Agreement, dated as of November 4, 2010 by and between Cardlytics, Inc. and Bank of America, N.A., as amended to date.
21.1	Subsidiaries of Cardlytics, Inc.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1	Power of Attorney. Reference is made to the signature page hereto.
99.1	Consent of Frost & Sullivan.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia, on the 12th day of January, 2018.

CARDLYTICS, INC.

By:	/s/ Scott D. Grimes
Scott D. Grimes Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Scott D. Grimes and Lynne M. Laube, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott D. Grimes Scott D. Grimes	Chief Executive Officer and Director (Principal Executive Officer)	January 12, 2018

/s/ David T. Evans David T. Evans	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 12, 2018

/s/ Lynne M. Laube Lynne M. Laube	Director	January 12, 2018

/s/ David L. Adams David L. Adams	Director	January 12, 2018

/s/ John V. Balen John V. Balen	Chairman of the Board of Directors	January 12, 2018

/s/ Mark A. Johnson Mark A. Johnson	Director	January 12, 2018

/s/ Robert Legters Robert Legters	Director	January 12, 2018

/s/ Bryce Youngren Bryce Youngren	Director	January 12, 2018

/s/ Tony Weisman Tony Weisman	Director	January 12, 2018

/s/ John Klinck John Klinck	Director	January 12, 2018